FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS
SECURING THE FUTURE



GOLD FIELDS

ANNUALREPORT2007

SCOPE OF THIS REPORT

Gold Fields is the world's fourth largest producer of gold. It is listed on the JSE Securities Exchange, the NYSE, as well as the Dubai International Financial Exchange (DIFX). The Sustainable Development (SD) section of the report covers the activities of our subsidiaries as well as parts of our exploration work for the year ending 30 June 2007. While mention is made of the activities at the newly acquired South Deep operations and the Cerro Corona Project in Peru, neither has yet been included in the data series or incident reporting statistics presented in this report except for South Deep Occupational Health and Safety data.

CONTENTS

GOLD FIELDS
VISION

To be a leading, globally diversified, precious metals producer through the responsible, sustainable and innovative development of quality assets.

GOLD FIELDS
MISSION

Gold Fields is intent on achieving outstanding returns for investors with motivated employees committed to optimising existing operations and aggressively pursuing and developing additional world-class deposits, promoting mutually beneficial relationships and applying best practice technology.

GOLD FIELDS
HIGHLIGHTS

- Attributable gold production of 4.0 million ounces
- Total cash costs at R87,070 per kilogram (US$376 per ounce)
- R22.2 billion acquisition of South Deep completed
- South African new-order mining licences granted for Driefontein, Kloof and Beatrix
- Significant progress on Cerro Corona project
- Operating profit up 51 per cent to R7,746 million
- Net earnings up 53 per cent to R2,363 million

GOLD FIELDS
PROFILE

THE COMPLETE GOLD COMPANY

Gold Fields Limited is one of the world's largest unhedged producers of gold, providing investors with maximum leverage to the gold price.

Gold Fields has attributable production of 4.0 million ounces per annum, mineral reserves of 94 million ounces and mineral resources of 252 million ounces. The Group employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) as well as the Dubai International Financial Exchange (DIFX).

FINANCIAL HIGHLIGHTS



ATTRIBUTABLE GOLD PRODUCTION (Moz)

REVENUE (Rbn)

OPERATING PROFIT (Rbn)

EARNINGS PER SHARE[1] (SA cents)

[1]Net earnings excluding gains and losses on financial instruments, foreign exchange and exceptional items

United States Dollars					South African Rand	
Restated[2] June 2006	June 2007				June 2007	Restated[2] June 2006
4,074	**4,024**	oz (000)	Gold produced[1]	kg	**125,148**	126,712
330	**376**	$/oz	Total cash costs	R/kg	**87,070**	67,988
49,366	**52,166**	000	Tons milled	000	**52,166**	49,366
524	**638**	$/oz	Revenue	R/kg	**147,623**	107,918
30	**32**	$/ton	Operating costs	R/ton	**234**	193
803	**1,076**	$m	Operating profit	Rm	**7,746**	5,139
35	**39**	%	Operating margin	%	**39**	35
241	**328**	$m	Net earnings	Rm	**2,363**	1,544
49	**59**	US c.p.s.		SA c.p.s.	**423**	313
233	**304**	$m	Headline earnings	Rm	**2,188**	1,492
47	**54**	US c.p.s.		SA c.p.s.	**392**	303
217	**319**	$m	Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items	Rm	**2,298**	1,386
44	**57**	US c.p.s		SA c.p.s	**412**	281

[1]Attributable – All companies wholly-owned except for Ghana (71.1%) and Choco 10 (95%)

[2]Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised

MARKET INFORMATION
KEY INDICATORS



Average for the year

R/$7.20

GOLD R147,623 kg

GOLD US$638 oz



GEOGRAPHIC SHAREHOLDER SPLIT

- North America
- South Africa
- UK and Europe
- Asia Pacific and Middle East

Dividend declared

185 SA cps

25 US cps

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range – Year	**ZAR107.20 – ZAR173.80**
– at end June 2007	**652,158,066**	Average Volume – Year	**2,580,000 shares/day**
Free Float	**100%**	**NYSE – (GFI)**	
ADR Ratio	**1:1**	Range – Financial Year	**US$15.81 – US$24.48**
Bloomberg/Reuters	**GFISJ/GFLJ.J**	Average Volume – Year	**2,304,500 shares/day**

PERFORMANCE MEASUREMENT

2007 OBJECTIVES VERSUS ACTUAL

Objectives	Achieved	Comment
To marginally increase gold production over F2006	Total attributable gold production for the Group declined by 1 per cent. The South African operations declined 0.4 per cent to 2.65 million ounces while international operations declined 2.5 per cent to 1.38 million ounces.	South African production was lower year on year due to a deliberate decision to reduce mining volumes at Driefontein 4 shaft as a result of safety concerns. International production was negatively affected by shortfalls at Choco 10 and lower production at Damang.
To increase the development rates at the South African operations	Development rates at the South African operations increased year on year by 14 per cent.	For F2008, R1.3 billion will be spent on increasing development at all South African shafts.
To continue productivity improvement programmes	The drive towards Operational Excellence is well entrenched with the Mining School of Excellence being fully operational. The Tactics and Strategy Drive is focused on implementing appropriate technology to improve the flow of reef, men, equipment and material.	The Group will continue to advance productivity through various team mobilisation initiatives in place at the mines and improve working practices through applying operational management principles combined with the theory of constraints.
To pursue mine-deepening opportunities on the South African mines	The Driefontein 9 sub-vertical shaft depth extension project and the Kloof Extension Area (KEA) decline project were approved during the year.	The decline for the KEA Project was placed on hold during F2007 following the acquisition of South Deep and based on results of additional ongoing surface drilling work. The Driefontein project is on track with pre-sinking underway and first blast anticipated for late calendar 2007.
To advance significantly the development of the Cerro Corona Project	Cumulative project commitments reached US$282 million with cash expenditure on construction to date of US$216 million.	Completion of the project remains on track for January 2008 with ore treatment commencing in the same month.
To contain costs in line with inflation	Total cash costs for the Group increased by 14 per cent to US$376 per ounce as a result of a reduction in production and above-inflation cost increases for key inputs such as fuel and labour, and the inclusion of South Deep's cost.	The focus for F2008 will remain on continued improvement initiatives around total cost leadership and productivity enhancement.
To exploit further international exploration opportunities	A Bankable Feasibility Study on Essakane is due for completion in the first quarter of F2008. Gold Fields entered into a strategic alliance with Sino Gold in China and also entered into joint ventures with GoldQuest in the Dominican Republic and with Buenaventura in Peru. A new equity investment and joint venture option was concluded early in F2007 with Lero Gold Corp relating to their Talas prospect in Kyrgyzstan.	Gold Fields is committed to achieving its target set in 2004 of adding an additional 1.5 million ounces of international production by end of F2009. For F2008, Gold Fields will spend between US$60 million and US$65 million on greenfields and brownfields exploration.
To develop further strategies for acquiring and retaining skilled labour	Acquiring and retaining skilled labour is currently addressed through a multi tiered-strategy focusing on: re-investing in the employee benefits structure, re-engineering of skilled employee work flow, the standardisation and alignment of production bonuses, and large-scale training partnership initiatives such as the Gold Fields Business and Leadership Academy (GFBLA).	To address the skills shortage in South Africa, educational and development facilities within the Group were centralised within GFBLA. Gold Fields, via GFBLA, is negotiating with the South African government-sponsored Joint Initiative on Priority Skills Acquisition (JIPSA) to help train several thousand artisans over the next five years to improve skills supply and promote employment at a national, and not just at Group level.

MESSAGE FROM THE CHAIRMAN

Possessing some of the largest gold reserves and resources in the world gives Gold Fields a unique edge over its peer group by obviating the need, sometimes at significant premiums, to replenish reserves under pressure.



In my message last year, I stated that Gold Fields had entered the third phase of its development as a global player. I am pleased to report that we have built on that and view future growth with confidence. With the acquisition of South Deep and the development of Cerro Corona and Choco 10 in F2007, Gold Fields has taken a significant step forward by firmly consolidating its South African position while expanding its international footprint.

In F2007, the Group delivered an encouraging set of results in what was a challenging year for the gold sector, both in South Africa and internationally. Although gold production declined marginally, this was more than offset by the higher gold price which increased year on year by 37 per cent to R147,623 per kilogram (US$638 per ounce). This translated into an increase in operating profit to R7,746 million (US$1,076 million) with net earnings up 53 per cent from R1,544 million (US$241 million) to R2,363 million (US$328 million).

Group operating margins remained robust, increasing from 35 to 39 per cent during F2007.

As envisaged, the gold price continued its upward trend allowing the industry to recover from the adverse international economic cycle of the previous years, when low gold prices constrained investment and exploration to some extent. The Group is making full use of this recovery to accelerate the completion of projects, make further mining improvements and drive up productivity and development to protect profitability against future cyclical downturns in the gold price.

Furthermore, through our acquisition of South Deep, we have secured the long-term position of Gold Fields as a major producer.

South Deep, with its proximity to our Kloof operation on the West Wits, creates a 44 million ounce reserve complex that optimally positions Gold Fields to realise its value over the long term. The successful integration of South Deep into our South African operations will consolidate our South African base, more than balancing production declines as our West Wits assets start aging after 2012.

Possessing some of the largest gold reserves and resources in the world also gives Gold Fields a unique edge over its peer group by obviating the need, sometimes at significant premiums, to replenish reserves under pressure. There is a growing market realisation that global gold reserves and resources have gradually declined due to the steady depletion of historically significant mega-mines. Consequently, the gold sector is experiencing a corresponding scramble for new resources as production from the traditional regions declines.

While not immune to the need to replenish resources, Gold Fields, due to the quality of its assets, has been able to negate much of the risk associated with the 'growth-at-any-cost' approach. By focusing on meaningful growth from a limited number of high-quality projects, the Group has avoided the capacity dilution and growing overheads that can accompany indiscriminate operational diversity. Gold Fields has always retained its preference for 'bolt-on' acquisitions with assets that can be grown into long-life high-quality mines over time, such as Tarkwa, which we have grown from a production of 55,000 ounces per annum in F1998 to its present 700,000 ounces per annum. The Group has, therefore, explicitly avoided a strategy of growing for growth's sake. This differentiates it from some of its peers.

A number of factors have led to the disenchantment of some investors with the gold sector. The most significant include the excessive acquisition premiums being paid by some producers with a dire need to replenish resources, the lack of real growth amongst some senior gold producers, and the shifting of exploration activities into new, less understood and unexplored regions with the attendant risks. However, the largest driver by far of this negative sentiment towards the gold sector has been the increase in costs for key inputs and technical skills. On a unit cost basis, these increases have been exacerbated by declining yields resulting in margin performances that have been proportionately less than gold price increases. In this context, the biggest challenge facing gold mining companies is to improve their management of yields and operating costs. It is imperative to adopt more innovative and flexible approaches to realising value.

Gold Fields continues to develop its relationship with suppliers and service providers to manage inflationary pressures on all operations more effectively. Similarly, the scale of the Gold Fields Business and Leadership Academy's (GFBLA) human capital development programme is designed to exceed Gold Fields' immediate needs to cushion the Group from the growing demands for skilled manpower at all levels. Furthermore, GFBLA is negotiating with the South African government-sponsored Joint Initiative on Priority Skills Acquisition (JIPSA) to help train several thousand artisans over the next five years. Gold Fields is also standardising employment and service benefits throughout the Group to support Gold Fields' branding as an employer of choice. The ability to attract, develop and retain candidates from all segments of South African society and from the international talent pool, will remain a critical factor if we are to maintain the Group's operational continuity.

Despite the concerns of some market commentators Gold Fields, as a leading global gold producer and a member of the World Gold Council, welcomes the introduction of gold Equity Trading Funds (ETFs) as a positive development. Far from cannibalising the investment market for gold equities and contributing to the de-rating of the sector, they have in my view, opened up gold equities to a range of new investors who previously might not have considered direct gold equity exposure. The continuing economic expansion of China and India, potential investor bases already familiar with gold, should also substantially support the role of gold as a traditional safe haven investment.

The board is also giving attention to realising value from the Group's uranium resources, particularly the Beisa Reef in the Free State. This Reef contains an *in situ* inventory of 63 million pounds of U_3O_8 and 2.7 million ounces of gold. A number of potential buyers have already expressed interest. Further work needs to be done before any concrete decisions are taken.

I am especially pleased that Gold Fields has received its new-order mining rights for our South African operations from the Minister of Minerals and Energy. The South Deep application is still in progress and approval is expected to be received late in F2008. This recognition accords the Group the legal and social sanction to continue its operations into the future and to play its part in the transformation of South African gold mining.

Gold Fields views transformation in a broader context. As our global footprint evolves, transformation is also attuning the Group and its culture to the skills, diversity and knowledge in the international environments in which we operate. It involves adjusting our Group structures and management styles to the characteristics of the regions in which our mines are located, to the long-term benefit of all stakeholders.

During F2007, Gold Fields listed on the recently established Dubai International Financial Exchange (DIFX) becoming the first mining company in Africa to do so. Despite the DIFX being a fledgling exchange with low liquidity at present, we believe this will create many opportunities over the longer term as the DIFX is the gateway to the significant pool of liquidity in the Gulf, Middle East and Central Asian region.

Gold Fields suffered a severe loss with the death of Brendan Walker, the head of the South African operations, in a car accident on 30 December 2006. On behalf of the board, I extend our condolences to his wife and family. He was a dedicated executive and fine leader who is greatly missed.

We also extend our deepest sympathy and condolences to the families and friends of our 29 colleagues who died in mining-related accidents during F2007. Everyone in the Group will intensify efforts towards our goal of eliminating mine fatalities.

Jakes Gerwel resigned from the board during the year having been a member since August 2002. During this period, Jakes gave freely of his time, both on board matters and on the various committees of which he was a member and his wise counsel is sorely missed.

I am pleased to welcome Gill Marcus to the Gold Fields board. She brings a wealth of expertise, apart from being the first woman to join the board.

Tokyo Sexwale and Artem Grigorian have both indicated that, due to pressure of other commitments, they are not available for re-election to the Board at the upcoming Annual General meeting in November. Tokyo has been a member of the Board since January 2001 and we are going to miss his very positive input and wise counsel at future Board meetings. Artem has been a member for a shorter period, having joined the Board in June 2005, but his active input on company matters during this period will be missed. We wish both of them every success in their respective endeavours.

On behalf of the board, I express our appreciation to management and employees for their loyalty, effort and dedication during a challenging yet momentous year.

I also thank my colleagues on the board for their valued time, counsel and support during the past year and look forward with confidence to the year ahead.

Alan Wright
Chairman

BOARD OF DIRECTORS


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1 Alan J Wright (66)°

Chairman
CA(SA)

Mr Wright was appointed non-executive chairman of the board on 17 November 2005. Prior to that, Mr Wright had been deputy chairman of Gold Fields since November 1997. Prior to September 1998, Mr Wright was the chief executive officer of Gold Fields of South Africa Limited. Mr Wright holds no other directorships.

Executive Directors

2 Ian D Cockerill (53)*

Chief executive officer
BSc (Geology) Hons, London; MSc (Mining), Royal School of Mines

Mr Cockerill has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 32 years' experience in the mining industry. Prior to joining Gold Fields he was the executive officer for Business Development and African International Operations for AngloGold Ashanti Limited.

3 Nicholas J Holland (48)*

Chief financial officer
BComm, BAcc, Witwatersrand; CA(SA)

Mr Holland has been a director of Gold Fields since February 1998 and executive director of finance since March 1998. On 15 April 2002, his title changed to chief financial officer. He has 27 years' experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited.

Non-executive Directors

4 Kofi Ansah (63)°

BSc (Mech Eng) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, USA

Mr Ansah was appointed a director in April 2004. He is a director of Metropolitan Insurance Company Limited, Ecobank (Ghana) Limited and Aluwoks Limited.

5 J Michael McMahon (60)°

BSc (Mech Eng), Glasgow

Mr McMahon has been a director of Gold Fields since December 1999. He serves as non-executive director of Impala Platinum Holdings Limited and Murray &

Roberts Holdings Limited. Previously, he was executive chairman and an executive director of Gencor Limited and executive chairman and chief executive officer of Impala Platinum Holdings Limited.

6 John G Hopwood (59)°

BComm, CA(SA)

Mr Hopwood was appointed a director in February 2006. Previous experience includes being a director and head of the Mergers and Acquisitions division at Ernst & Young Corporate Finance, and he was an executive director of Gold Fields of South Africa Limited from January 1992 to September 1998. Mr Hopwood is also a member of the Board of Trustees of the New Africa Mining Fund and chairman of the Fund's Investment Committee.

7 Patrick J Ryan (70)°

PhD (Geology), Witwatersrand

Dr Ryan has been a director of Gold Fields since May 1998. He is chairman of Frontera Copper Corporation. He was previously the executive vice president, for mining operations, development and exploration at Phelps Dodge Corporation.

8 Tokyo MG Sexwale (54)°

Certificate in Business Studies, University of Botswana, Lesotho and Swaziland

Mr Sexwale has been a director of Gold Fields since January 2001. He is an executive director of Mvelaphanda Resources Limited and executive chairman of Mvelaphanda Holdings (Pty) Limited. Mr Sexwale is the chairman of OPHIR Energy Company (Pty) Limited and A1 Grand Prix SA (Pty) Limited and a director of a number of other companies.

9 Donald MJ Ncube (60)°

BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labour Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester; Diploma in Financial Management

Mr Ncube was appointed a director of Gold Fields in February 2006. Previously, he was an alternate director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a director of AngloGold Ashanti Limited as well as non-executive chairman of South African Airways. He is currently chairman of Rare Holdings Limited, executive chairman of Cincinnati Mining S.A. and chairman of Bdimo Gas and a director of Manhattan Operations Douglas.

10 Chris I von Christierson (59)°

BComm, Rhodes; MA, Cambridge

Mr von Christierson has been a director of Gold Fields since February 1999. As a result of the takeover by Lundin Mining he stepped down as the chairman of Rio Narcea Gold Mines Limited on 18 July 2007. He is currently a director of Southern Prospecting (UK) Limited.

11 Rupert L Pennant-Rea (59)°

BA, Trinity College Dublin; MA, University of Manchester

Mr Pennant-Rea has been a director of Gold Fields since July 2002. He is chairman of Henderson Group plc and is a director of First Quantum Minerals, Go-Ahead Group, Times Newspapers Limited and a number of other companies. Previously he was editor of *The Economist* and deputy governor of the Bank of England.

12 Artem Grigorian (50)°

PhD in Political Science and History, USSR Academy of Science

Dr Grigorian was appointed a director in June 2005. He is the vice president and shareholder of Russian Spectra Group of Companies and chief executive officer of the Russian company RMC.

13 Gill Marcus (58)°

BComm

Ms Marcus was appointed a director of Gold Fields on 14 February 2007. She served as a member of the ANC National Executive Committee from 1991 to 1999 and Member of Parliament from 1994 to 1999. Ms Marcus served as Deputy Minister of Finance from 1996 to 1999. She served as Deputy Governor of the South African Reserve Bank from 1999 to 2004. Since 2004, she has been Professor of Policy, Leadership and Gender Studies at the Gordon Institute of Business Science. From November 2005 to March 2007, Ms Marcus was executive chairperson of gold mining company Western Areas. In 2007 she was appointed as chairperson of ABSA. Ms Marcus also serves in a non-executive capacity on the boards' International Marketing Council, the Independent Board for the Regulation of Auditors and the Advisory Board of the Auditor-General.

*Non-independent director   °Independent director

EXECUTIVE COMMITTEE


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1 Ian D Cockerill (53)

Chief executive officer
BSc (Geology) Hons, London; MSc (Mining), Royal School of Mines

Mr Cockerill has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 32 years' experience in the mining industry. Prior to joining Gold Fields, he was the executive officer for Business Development and African International Operations for AngloGold Ashanti Limited.

2 Nick J Holland (48)

Chief financial officer
BComm, BAcc, Witwatersrand; CA(SA)

Mr Holland has been a director of Gold Fields since February 1998 and executive director of finance since March 1998. On 15 April 2002, his title changed to chief financial officer. He has 27 years' experience in financial management. Prior to joining Gold Fields, he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited, and Teba Bank.

3 Glenn R Baldwin (35)

Executive vice president: Head of international operations
BEng (Hons) Mining

Mr Baldwin was appointed executive vice president: head of international operations in April 2007. Prior to his appointment at Gold Fields, Mr Baldwin was the chief operating officer at Ivanhoe Nickel & Platinum Ltd. After finishing his degree, Mr Baldwin spent seven years in Australia developing his mining skills. Coming to South Africa, he further developed his technical and operational skills as the vice president operations for Southern Platinum Limited and in various roles within the Anglo American Group.

4 Nerina Bodasing (32)

Senior vice president: Head of investor relations and corporate affairs
BSc (Natal); Hons (UDW); Post graduate diploma Business Management, Natal

Ms Bodasing was appointed as senior vice president: head of investor relations and corporate affairs in July 2007. Prior to this appointment, Ms Bodasing held the position of investor relations vice president running the UK, European and South African shareholder base. Ms Bodasing joined Gold Fields in May 2003 as manager, investor relations. Her previous experience includes working at global investment bank UBS in the capacity of equity sales and strategy research.

5 Italia Boninelli (51)

Senior vice president: Head of human resources
MA, Witwatersrand; PDLR, Unisa SBL

Mrs Boninelli was appointed to the position of senior vice president, human resources of Gold Fields on 8 January

2007. She is also the chairperson of the Gold Fields Leadership and Business Academy. Prior to that, she was group human resources director of Netcare, the largest private healthcare organisation in South Africa. She previously held senior human resources, marketing and communications positions in Standard Bank and Sappi.

6 Jimmy WD Dowsley (49)

Senior vice president: Corporate development
BSc (Mining Engineering), Witwatersrand

Mr Dowsley has been general manager of corporate development at Gold Fields since March 1998. On 15 April 2002, Mr Dowsley's title changed to senior vice president, corporate development. Prior to his appointment as general manager of corporate development, Mr Dowsley served as general manager of new business, and also as manager of the Mineral Economics Division of Gold Fields of South Africa Limited.

7 Cain Farrel (58)

Corporate secretary
FCIS, MBA, Southern Cross University – Australia

Mr Farrel was appointed company secretary on 1 May 2003. Mr Farrel is past-president and a director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr Farrel served as senior divisional secretary of Anglo American Corporation of South Africa.

8 Michael D Fleischer (46)

General Counsel
Bachelor Procurationis, University of the Witwatersrand
Admitted as attorney of the High Court of South Africa in 1991
Advanced Taxation Certificate, University of South Africa

Mr Fleischer was appointed General Counsel in the Executive division with effect from 1 November 2006. Prior to his appointment, Mr Fleischer was a partner in the corporate services department at Webber Wentzel Bowens, a major law firm in South Africa, and has extensive experience in advising on M&A transactions in South Africa and worldwide (where transactions involve a South African element). Mr Fleischer has a wide range of experience in mergers and acquisitions, commercial transactions and black empowerment transactions. He was ranked as one of South Africa's leading commercial lawyers by Chambers Global (the world's leading lawyers for business).

9 Terence P Goodlace (48)

Executive vice president: Head of South African operations
National Higher Diploma Metalliferous Mining; BCom, Unisa; MBA, Wales

Mr Goodlace was appointed executive vice president and head of South African operations in January 2007. Prior to this appointment, he held the position of executive vice president and head of

international operations. He also served as senior vice president – strategic planning, senior manager for corporate finance for Gold Fields and manager at various Gencor Limited mines. He has more than 25 years' experience in the mining industry.

10 J Willie Jacobsz (46)

Senior vice president: North American investor relations and sustainable development
BA, Rand Afrikaans University

Mr Jacobsz was appointed as senior vice president: North American Investor relations and sustainable development in July 2007. Prior to this appointment Mr Jacobsz held the position of senior vice president, investor relations and corporate affairs. He also held the positions of manager and senior manager of investor relations and corporate affairs of Gold Fields. Prior to that Mr Jacobsz was programme manager of the Vulindlela Transformation Programme for Gold Fields of South Africa Limited and administrator of The Gold Fields Foundation.

11 James J Komadina (50)

Senior Vice President: Development Projects
BSc (Metallurgical Engineering), University of Arizona; MBA (Finance), University of Phoenix; AMP Wharton

Mr Komadina joined Gold Fields in February 2005 and is responsible for all project development activities outside of South Africa. He has over 29 years' experience in the mining and chemical industries. Prior to joining Gold Fields he was executive officer, North America for AngloGold Limited.

12 John A Munro (39)

Executive vice president: Head of corporate development
BSc (Chemical Engineering), University of Cape Town

Mr Munro was appointed as head of corporate development on 17 November 2005. Prior to this appointment, Mr Munro held the position as head of international operations. He also served as senior vice president and head of international operations, senior manager and general manager of corporate development for Gold Fields and assistant manager of the Property Division of Gold Fields of South Africa Limited.

13 Themba J Nkosi (56)

Senior vice president: Government relations and transformation
DComm (Leadership in Performance and Change); MComm (Business Management), Rand Afrikaans University; Masters in Industrial and Organisational Psychology, University of Cape Town.

Dr Nkosi was appointed as senior vice president, Government relations and transformation on 1 July 2004. He also chairs the Gold Fields Transformation Steering Committee. Prior to that, Dr Nkosi was employed by Eskom for 12 years as an executive manager and at Standard Bank as director: transformation for four years.

CHIEF EXECUTIVE OFFICER'S
REVIEW

"During the year under review, Gold Fields concluded one of the most important transactions in its history with the acquisition of the South Deep Mine in South Africa. It was an extraordinary opportunity that fits in with the Gold Fields philosophy of selecting high-quality, long-life gold mines.

South Deep is regarded as one of the most significant developing mines in the world containing some of the largest gold reserves. The most significant consequence of this transaction is that it secures the life of Gold Fields for at least the next forty years, strengthening the Group's solid South African foundation and providing the necessary platform for continued international growth."

Ian Cockerill



DESPITE MARGINALLY REDUCED GOLD PRODUCTION AND THE CHALLENGES OF RISING COSTS, ALL MEASURES OF PROFITABILITY INCREASED YEAR ON YEAR. MARGINS INCREASED TO 39 PER CENT, OPERATING PROFITS ROSE 51 PER CENT TO R7,746 MILLION AND, EARNINGS REMAIN ROBUST AT R2,363 MILLION.

SUMMARY

F2007 was a year of significant achievement for Gold Fields. We concluded one of the most decisive transactions in the Group's history with the acquisition of the South Deep Mine. This consolidated the South African operations and, together with the deepening project at Driefontein, extends our ability to produce gold for at least the next forty years. It also provides the Group with a solid platform from which to expand internationally. We increased our reserves and resources by over 40 per cent to 94 million ounces and 252 million ounces respectively providing Gold Fields with one of the longest reserve lives in the gold mining industry.

The year also marked a number of key milestones at the operations. In South Africa, we were granted new-order mining licences for Driefontein, Kloof and Beatrix mines and South Deep's licence application is in process. Good progress was made at Cerro Corona in Peru which is on track to delivering first production in the second half of F2008. At current gold and copper prices, Cerro Corona will be highly cash generative for the Group and should repay the initial US$340 million capital investment within three years.

Despite marginally reduced gold production and the challenges of rising costs, all measures of profitability increased year on year. Margins increased to 39 per cent, operating profits rose 51 per cent to R7,746 million and, earnings remain robust at R2,363 million.

This strong financial performance demonstrates the leverage that an unhedged gold company can achieve in a rising gold price environment.

HEALTH AND SAFETY

With deep sadness, we report the deaths of 29 South African employees during F2007. The major causes of death were tramming and fall of ground. The board and management of Gold Fields extend their condolences to the families and friends of the deceased and we commit ourselves to continuing our best efforts to combat the cause of fatal events until they are eliminated. However, despite these losses, the fatal injury frequency rate has shown a further decline during F2007 and other safety statistics at our mines also reflect positive trends.

Although the South African mining industry has gradually improved its safety record over the last ten years, the fundamental challenges associated with deep-level mining remain with us, particularly those related to unpredictable seismic events. Sharpening our focus on mine safety has become a permanent feature of our mining ethic, and an industry task force is addressing aspects such as technology and best practice transfer to reduce mining risks. Further safety interventions have been implemented at each operation based on behavioural safety and team-building research.

The international operations had no fatalities, reflecting the easier mining environment of open cast mining and the proportionally fewer employees at those mines. Agnew Gold Mine completed a year without any lost time injury thereby winning the Australian Mining Prospect Health and Safety Award in the category Excellence in Mine Occupational Health and Safety.

The Full Compliance Health and Management System has been implemented at all our operations. OHSAS 18001 (Occupational Health and Safety Assessment Services) audits were conducted at Beatrix, Driefontein and Kloof which were found compliant for certification. Full compliance audits were conducted at

South Deep where gaps in operational requirements and reporting standards were addressed and are being implemented. In Ghana, Damang achieved OHSAS 18001 certification and Tarkwa maintained its certification. The Australian operations retained their AS/NZ4801 certifications. Our Venezuelan and Peruvian mines, Choco 10 and Cerro Corona, plan to achieve their OHSAS 18001 certification once Full Compliance Audits have been conducted in F2008. Gold Fields also became a signatory to the International Cyanide Management Code and all operations continue to progress towards achieving substantial compliance by early F2009.

Gold Fields has committed itself to the Mine Health and Safety Council (MHSC) targets set by the industry in conjunction with the Department of Minerals and Energy. The targets are aimed at reducing, over time, the impacts of noise and dust exposure as well as the resultant claims (see page 104). To date, no cases of extremely drug resistant tuberculosis have been reported at any Gold Fields mine. Occupational hygiene programmes have commenced at all our Australian and Ghanaian operations, and the extensive review of ventilation and refrigeration requirements at the South African operations has been completed.

RESULTS

Total attributable gold production by the Group for F2007 declined marginally by 1 per cent to 4.02 million ounces (125,148 kilograms), compared with the F2006 figures of 4.07 million ounces (126,712 kilograms).

The South African mines produced 2.65 million ounces, 0.4 per cent less than last year. This was attributable largely to a deliberate decision to reduce mining volumes at Driefontein 4 shaft. The decision was prompted by safety considerations arising from increased seismic activity during preparation work for the redesign of the

shaft pillar extraction. South Deep contributed 163,200 ounces for the last seven months of F2007. This was accomplished against a background of logistical arrangements associated with the Twin shaft recommissioning, high labour turnover among trackless mining operators and significant development to ramp up production to 400,000 ounces per annum.

Gold production declined at the international operations mainly due to a reduction in production at Damang and slower than planned ramp up of Choco 10. Damang experienced a year of temporary decline following the depletion of various high-grade pits, while at Choco 10 water shortages prevented the mine from operating at full capacity. Notwithstanding the good mining volumes achieved, all international operations were affected by marginally lower grades.

Fortunately, the Group's lower production figures were more than offset by the higher gold price and the favourable rand/US dollar exchange rate. The average gold price for F2007 was US$638 per ounce (F2006: US$524 per ounce) at a rand/US$ exchange rate of 7.20 (F2006: 6.40). This translates into an average rand gold price of R147,623 per kilogram for the year (F2006: R107,918 per kilogram). Accordingly, revenue for the year under review increased by 35 per cent in rand terms to R19,693 million (US$2,735 million) compared with R14,605 million (US$2,282 million) in the previous year.

Group operating costs increased to R12,193 million (US$1,694 million). In line with the rest of the sector, Gold Fields had to manage above-inflationary cost pressures for most of its key commodities. Notwithstanding these cost pressures, the Group operating margin increased from 35 per cent to 39 per cent. At the South African operations, operating costs increased to R7,478 million (US$1,039 million), which were driven by the inclusion of South Deep (which is still in development phase) for seven months, and also by price increases for key inputs such as steel and skilled labour. Operating costs at the international operations, which rose to US$655 million (F2006: US$534 million), were affected by above-inflationary increases of major items such as tyres, reagents and power, as well as water shortages in Venezuela and the need for on-site power generation capacity in Ghana arising from insufficient rainfall.

As a result, total cash costs increased to R86,908 per kilogram (US$375 per ounce) in South Africa and R87,332 per kilogram (US$377 per ounce) internationally, reflecting the above-mentioned factors and the lower production volumes.

Operating profit increased by a healthy 51 per cent to R7,746 million (F2006: R5,139 million).

Net earnings for the year translated into R2,363 million (US$328 million) compared with R1,544 million (US$241 million) during F2006.

CAPITAL EXPENDITURE

Gold Fields has entered a highly capital-intensive phase to position the Group for long-term future growth. During F2007, approximately R6 billion was expended and an amount of R7.3 billion is forecast for F2008. This includes R817 million of capital expenditure (capex) at South Deep.

At the South African operations, capex for F2007 was focused on the ramp up at South Deep, the Driefontein shaft-deepening project and increased development across all shafts. Internationally, capex was spent largely on the Tarkwa carbon-in-leach (CIL) process plant, the expansion of the North heap leach facility, the Damang Pit Cutback (DPCB), and construction of Cerro Corona. These projects are expected to be completed during F2008.

THE GOLD FIELDS STRATEGY

Gold Fields has followed a simple but effective strategy which rests on the three pillars of:

• **Operational excellence;**

• **Growing Gold Fields; and**

• **Securing the future**

They are mutually supporting and range from the manner in which we manage our existing mines, through to the development of new mines and on to exploration for new assets that will carry Gold Fields into the future.

In following this strategy, especially as the Group expands internationally, we are committed to the concept of a simple head office structure where decentralisation to regional executive committees and mine management teams take local accountability and appropriately skilled teams closer to each job. The corporate functions, therefore, remain focused on delivering expertise and thought-leadership that builds a common culture for our globalising workforce. They also provide the expertise to ensure well communicated policies, effective internal processes and controls, and the maintenance of standards through a supporting rather than management role.

OPERATIONAL EXCELLENCE

Operational excellence may be termed Gold Fields' strategy for optimising performance from existing operations. Its objective is to enhance shareholders' return on their current investment by sustaining healthy margins through improving revenue and effective cost control. This is accomplished by enhancing the quality of our mining, productivity and sound cost control.

A key aspect for the South African mines is the optimal development of each shaft to sustain and improve its ore reserve, to achieve greater flexibility, and to ensure more consistent gold production. Consequently, in F2008, we will implement a R1.3 billion development strategy at all South African shafts to improve our mining ore reserves. This will entail opening multiple access to the orebodies in shafts and facilitate consistent and continuous mining volume and output. During the year, Kloof and Beatrix raised their development levels by 15 and 22 per cent respectively.

Procurement initiative

During a commodities' boom and spiralling cost inflation, such as the industry is presently experiencing worldwide, operational excellence requires efficient cost control and innovative commodity sourcing. At a procurement level, we continue to invest in our relationships with suppliers and service providers to manage the inflationary pressures and product bottlenecks created by the commodities' boom, to our mutual long-term benefits. For example, at Tarkwa we entered into a joint venture with a tyre service provider to establish a tyre retreading facility on site to serve Gold Fields Ghana's needs as well as those of the wider mining sector.

GROWING GOLD FIELDS

The second leg of our strategy is concerned with growing the Gold Fields portfolio of mines. Gold Fields has followed three basic routes to growth: First, the development and growth of our existing producing mines to their full potential. Secondly, other existing operating assets may be acquired and developed provided they meet the criteria of the Gold Fields-type deposits i.e. large, high-quality and long-life. Thirdly, new prospects can be explored and, if found worthwhile, developed into new mines. Our strategy for ensuring Gold Fields' future entails considerable investment in all these options.

Mining a depleting resource, such as gold, requires that the growth momentum constantly be maintained. During F2007, the Group increased its mineral resources by 40 per cent to 252 million ounces and ore reserves by 44 per cent to 94 million ounces. This is attributed mainly to the acquisition of South Deep and increases at Choco 10 and Cerro Corona. Gold Fields now has some of the largest resources and reserves in the world with its reserves being concentrated in only ten operating mines. This constitutes the essence of the Gold Fields Franchise: to identify and develop a limited number of large high-quality, long-life assets.

To drive this niche growth strategy, we maintain a simple corporate structure and have deliberately avoided the proliferation of 'rats and mice'-type assets whose diverse management needs could negate the benefits of corporate economies of scale. By remaining selective in our choice of projects and avoiding the temptation of growing at all costs, we have managed to grow a balanced global portfolio.

Consolidating South Africa: The South Deep Acquisition

Gold Fields acquired control of South Deep on 1 December 2006 for a purchase price of US$2.5 billion (R22.2 billion). The balance sheet was recapitalised through a highly successful US$1.4 billion capital placing (R10.3 billion) which included an over-allotment option of 15 per cent with R8.8 billion used to retire debt.

This acquisition represents a paradigm shift for the Group and an extraordinary opportunity to consolidate Gold Fields' position in South Africa. The mine's contribution of 30.6 million ounces reserves from a resource base of 66.8 million ounces, fits in well with

Gold Fields' growth strategy. South Deep is an extremely significant developing gold asset. Very few mines of this size or quality become available on the international market and it secures our position as one of the leading gold producers, not just in South Africa but globally, for the next 40 years or more. It provides outstanding long-term base-line production to enable us to further our international growth strategy.

Due to the proximity of South Deep to our Kloof Mine, Gold Fields is uniquely positioned to realise the potential operational and commercial synergies in the development of the mine. A unique characteristic of South Deep is its mechanised mining approach with significant potential for lower costs and higher productivity over the long term. As the development of its mining infrastructure below 95 level allows South Deep to raise and sustain its gold production at higher levels, it will redress the post-2012 decline in production from Kloof and Driefontein by adding incrementally to the overall production of the South African operations, and eventually replacing both mines at the end of their lives.

At the time of acquisition, South Deep was constrained by a hedge book which severely affected the mine's cash flow and thus its capacity to develop. In line with our no-hedge policy, the hedge was retired at a gross cost of US$549 million. A long delta gold position was put in place to limit further losses, which returned a profit of US$21 million, resulting in net costs of US$528 million. A syndicated revolving credit facility, concluded in the fourth quarter of F2007, was used to refinance the more expensive bridging finance raised for the acquisition of South Deep. The mine, which is still in development stage, can now be brought to account in a more

transparent manner over the long term. It also ensures that Gold Fields has an uncomplicated balance sheet and remains fully transparent to investors.

International growth

In 2004, Gold Fields set an objective of adding an additional 1.5 million ounces of international production by 2009. The acquisition of Choco 10 and Cerro Corona has brought us closer to realising this target and we currently require 600,000 ounces to meet the objective.

Choco 10 was beset by the challenges of water scarcity and labour disputes during F2007. These are in the process of being addressed and we are confident that the upgrading of plant, infrastructure and improved staff working conditions will yield benefits in this highly productive region. In the area surrounding the Choco 10 mine, an extensive drilling programme was put in place on the recently acquired Choco 6 concession. Fieldwork continued to refine the understanding of the resource and the regional mineralisation. Resources increased by 47 per cent to 5.1 million ounces and reserves by 48 per cent to 1.8 million ounces during the year.

US$10 million was invested in drilling programmes to define further targets to achieve a 300,000 ounce production level, at cash costs below US$300 per ounce, by F2009. This investment in infrastructure and people will enable us to realise the site's full potential, although probably at a rate lower than originally envisaged.

Despite the delays imposed on the construction timelines of Cerro Corona by the road blockade in early F2007, the project remains on track for commissioning in early F2008. Designed to deliver its 400,000 ounce per annum gold equivalent production in the first two years at total cash costs of approximately US$300 per ounce, Cerro Corona will repay its initial capital investment of US$340 million within three years. This gold copper porphyry project fits well into our high-quality, long-life mine requirement. In addition, we expect it to create a solid, long-term platform for future expansion in the region through further exploration activity with our exploration joint venture partner Buenaventura.

The A$25 million Leviathan feasibility study at our Australian St Ives mine has unlocked an additional 700,000 ounces reserve, further increasing the life-of-mine. At Tarkwa, in Ghana, the ongoing infrastructure investment of US$175 million to expand the existing carbon-in-leach (CIL) process plant from 4.2 to 12.0 million tons per annum, and the expansion of the North heap leach facility, will enable continuous stacking until 2011. Overall, this expansion will allow the mine to maintain production at 700,000 ounces until 2021, to improve overall recovery and decrease processing unit operating costs.

Exploration

Complementing the programme of acquisitions, Gold Fields continued to invest in Greenfields exploration at a cost of approximately US$41 million. Gold Fields regards the key regions for exploration to be South America, Central and West Africa, Australasia and the Sino-Russian gold belt. We entered into a strategic alliance with Sino Gold Limited for the future exploration of Chinese deposits in excess of 5 million resource ounces. We believe China to be a highly prospective region for quality deposits. Gold Fields will contribute technical and operational expertise to the venture, which will also benefit from Sino Gold's proven track record as an operator in this area. When entering and positioning ourselves in complex and less understood regions, such as China, we will continue to seek alliances with preferred operators whose local track record shows their ability to understand and succeed in these environments.

Essakane

During F2007, work on the Essakane project, in Burkina Faso, was delayed due to the inability of local laboratories to provide assaying services of the quality required for the extensive re-assay programme. These issues were resolved and the data derived from the re-assays was used to update the resource model for the Bankable Feasibility Study. Based on this, Gold Fields will increase its earn-in stake from 50 to 60 per cent. During the year it also finalised and executed the commercial and operating agreements with its project partner, Orezone Resources Inc. Total resources for the project increased year on year by 0.9 million ounces to a total of 3.3 million *in situ* ounces at a 1 gram per ton cut-off grade. The Bankable Feasibility Study is nearing completion and is due to be finalised during the first quarter of F2008. Following the completion of the study, a decision will be taken on whether to proceed with the project or to realise the value through its sale to an operator more suited to exploiting this scale of resource. In making this choice, we remain mindful of the region's long-term gold producing potential.

Arctic Platinum Project

The Arctic Platinum Project (APP) in northern Finland completed definition drilling during F2007. In March 2006, Gold Fields entered into an agreement with North American Palladium (NAP) to grant NAP the option to acquire an undivided interest of up to 60 per cent in the Arctic Platinum Project. Gold Fields' exploration staff reviewed the results and evaluated a range of processing options for the project. A consulting firm contracted by

North American Palladium Finland (NAPF) issued a preliminary scoping study which Gold Fields reviewed prior to finalisation. NAPF's final scoping study, which will consider various mine design and metallurgical process options, is expected during the first quarter F2008.

SECURING GOLD FIELDS' FUTURE

The third pillar of Gold Fields' strategic focus is concerned with securing the Group's social and legal licence to operate in a rapidly changing international environment. The most fundamental requirement rests on maintaining Gold Fields' legal and social licence to operate through ongoing transparent engagement with all stakeholders, including regulators.

Licence to operate

The South African Department of Minerals and Energy approved the conversion of Gold Fields' old-order mining licences into new-order licences. A licence submission relating to the recent South Deep acquisition is in progress. The Minister of Minerals and Energy commented: "… the government welcomes Gold Fields' bold step, which shows commitment to the government's transformation agenda. Their compliance with the requirements of the Social and Labour Plan will benefit all and lead to new investments, a critical factor in job creation".

The Social and Labour Plan sets objectives in the areas of human resources development, employment equity, migrant and foreign labour, mine communities and development, housing and living conditions on mines, procurement of commodities, ownership and joint ventures and the beneficiation of products. Gold Fields reports annually on progress achieved, as reflected on pages 98 to 102 of this report.

Sustainable development

In maintaining our social licence to operate, our sustainable development strategy is as important as our mining disciplines. Sustainable development is primarily concerned with ensuring long-term balance between Gold Fields' commercial interests and those of the communities and environments where it operates. Simply stated, it entails living up to the rules of good corporate citizenship.

The Group has embodied the experience gained over the years into the Gold Fields Charter, which guides Gold Fields' approach to sustainable development. A fundamental requirement is ensuring and maintaining stakeholder engagement and communicating to governments and communities that there are short- and long-term benefits for them flowing from our operations.

During the year under review, we became signatories to a number of initiatives which we believe will make a major contribution to building a more sustainable future. These include the Global Compact and the International Council for Metals and Mining (ICMM).

Environmental management

All our ISO 14001:2004 environmental management systems were re-certified during the year and South Deep and Choco 10 remain on track for their certification audits in F2008. Good results have been recorded in the conservation of energy and water management. Environmental incidents show a positive downward trend.

In May 2007, Gold Fields joined ICMM, which will continue to contribute to forming our future policy development. Gold Fields is committed to the ICMM's position on climate change, which recognises the significance of climate change and the requirement for sustained reductions in greenhouse gas emission.

The Group continues to engage with Eskom in South Africa to manage the efficient use of energy, and the risks from unplanned power outages from a safety and economic perspective. Gold Fields is responding to Eskom's power supply constraints during peak periods by partnering with the national utility to implement 24 load-shifting projects with the potential of shifting 120 MW of electricity demand out of the peak period during F2008. These efforts have already yielded considerable savings and we expect them to continue as the conversion of diesel locomotives to battery power, and the implementation of the Three Chamber Pipe Feed Systems pumping efficiency project proceed. Gold Fields is also investigating the viability of a carbon credit project for capturing and potentially using methane at its Free State operations, as well as a variety of passive solar heating technologies for residential and industrial use.

Human resources

Global demand for technical and specialist mining-related skills continued unabated during the year. In South Africa, this led to a high turnover of trackless mining skills at South Deep. Contractor capacity constraints also impacted on projects both in South Africa and at some international operations. Although Gold Fields boasts a strong pool of professionals, the need for innovative approaches to attract and, above all, retain experienced staff is being addressed with a multi-tier strategy whose main focus areas are:

• Exploring a wider range of mentoring support and development opportunities to support skilled employee career development;

• Re-investing in employee benefits infrastructure, such as housing and sports facilities, on mines to support the branding of Gold Fields as an employer of choice;

• Re-engineering of skilled employee work flow to refocus skills of individuals on primary functions as opposed to ancillary roles;

• The standardisation and alignment of production bonuses, retention bonuses and artisan market allowances across the South African operations; and

• Large-scale training partnership initiatives at Gold Fields Business and Leadership Academy (GFBLA) to reduce specific skills shortages at a national level in South Africa.

To address the skills shortage in South Africa, educational and development facilities within the Group were centralised in the GFBLA. Gold Fields, via GFBLA, is negotiating with the South African government-sponsored Joint Initiative on Priority Skills Acquisition (JIPSA) to help train several thousand artisans over the next five years to improve skills supply and promote employment at a national, not just Group level. GFBLA's training and capacity-building programme recognises that because of the continuing commodities' boom, the scale of its human capital development must keep ahead of Gold Fields' needs, in order to protect the Group against the persistent erosion of skilled labour at all levels. To extend its capabilities, GFBLA is also partnering with a range of other established training institutions whose capacity can complement its own. The Group is also expanding its recruitment efforts by making greater use of former bursars as ambassadors for Gold Fields, and by advertising in a broader range of media.

Transformation

Transformation forms part of Gold Fields' strategy to secure the future. A senior vice president for transformation and government relations drives progress towards the achievement of all elements of the Social and Labour Plans signed off within the ambit of the South African Mining Charter. In addition, transformation key performance indicators (KPI) are included in every executive's objectives to ensure the practices and culture required for equity and empowered inclusivity across the Group continue to be strengthened. As our global footprint evolves, our transformation strategy will open the Group and its culture to take better advantage of skills, diversity and knowledge in this globalised world, enabling us to respond more dynamically to regional cultural and technical challenges to the long-term benefit of our stakeholders and shareholders.

Risk management

During F2007, Gold Fields' risk management structures, systems and capacity were expanded to reflect the increasing global nature of the Group's operations. To assess progress made in the implementation of risk-mitigating strategies, an internal review of those strategies was conducted. The results indicated that our international operations have adopted the need to mitigate risk to a greater extent than their South African counterparts, due in part to the more dynamic challenges of their environments. During F2007, the risk assessment indicated no material new risks.

DIVIDEND

Gold Fields declared an interim dividend of 90 cents per share (12 US cents per share) on 25 January 2007

and a final dividend of 95 cents per share (13 US cents per share) on 25 August 2007, making a full-year dividend of 185 cents per share (25 US cents per share).

OUTLOOK FOR F2008

After the intense activity of F2007, next year will be mainly a period of consolidation for the Group. Bringing Cerro Corona to production and the further build up at South Deep will contribute largely to improving Gold Fields' attributable gold production to 4.25 million ounces. Consistent production at Choco 10 is dependent on establishing a reliable water supply which we expect to be resolved in F2008.

Input inflation and additional human resource costs will continue to exert pressure on costs as the commodity cycle shows little sign of abating. Given these pressures, the Group's total cash cost increases should be between 10 and 15 per cent, depending on the outcome of the current South African wage negotiations. We believe that the longer term fundamentals underlying the gold price remain positive. The ETFs will continue to stimulate investment demand as new listings are introduced in the Middle Eastern and Asian regions. Dehedging is expected to continue, and the US dollar shows few signs of significant strengthening. In addition, emerging wealth in the Middle Eastern and Asian regions should provide strong support to sustained demand for gold, given the cultural significance of the metal.

F2008 is a time for bedding down the recent acquisitions to ensure that the faith displayed by our shareholders is justified by delivering on our promises. The delivery on production and adherence to cost control is paramount to ensure that the benefits flowing from higher earnings and dividends are passed on to shareholders.

Gold Fields has set the following objectives for F2008:

- Increase gold production to 4.25 million ounces;
- Limit cash cost increase to 10 to 15 per cent;
- Deliver the plan for South Deep's build up, optimisation with KEA and licence conversions;
- Progress capital projects at Driefontein and Tarkwa;
- Increase rate of ore reserve development in South Africa;
- Bring Cerro Corona to account in the third quarter of F2008;
- Restore production at Choco 10;
- Finalise the development and decision on Essakane; and
- Continue our global greenfield and brownfield exploration programme at about US$65 million for the year.

APPRECIATION

At the end of a successful year, I would like to thank our staff, their families and my immediate executive group for their continued support throughout the year. I am equally grateful to our many other stakeholders and shareholders for their support and co-operation.

I also thank the Chairman, Mr Alan Wright, and the board of directors, for their valued support and guidance throughout the year.

We look forward with confidence to the year that lies ahead.



Ian Cockerill
Chief Executive Officer, Gold Fields Limited

BRENDAN IVOR WALKER

1959 – 2006

It was with a sense of deep personal loss and sadness that we heard of the untimely death of our friend and colleague, Brendan Walker, who was killed tragically in a car accident on 30 December 2006. He was head of our South African operations and his passing has left a great void in the ranks of the Gold Fields' executive, not only in terms of his professionalism, but also his warm personality and thoughtfulness.

Brendan was associated with Gold Fields his entire working career, having been a bursar when he joined Kloof gold mine as a shift boss in 1983. He worked his way through the ranks to become manager of West Driefontein in 1995, managing director of Gold Fields Ghana in 2003 before returning to South Africa to be appointed as executive vice president and head of South African operations in March 2006. He passed away at the relatively young age of forty-seven.

As chief executive officer, I knew Brendan as an outstanding miner and fellow executive. His colleagues respected him and his care and concern endeared him to those who served under him. I extend our sincere condolences to his family and friends. He is, indeed, sorely missed.

OPERATIONAL EXCELLENCE



SOUTH AFRICAN OPERATIONS

DRIEFONTEIN GOLD MINE

KLOOF GOLD MINE

BEATRIX GOLD MINE

SOUTH DEEP MINE

INTERNATIONAL OPERATIONS

TARKWA GOLD MINE

DAMANG GOLD MINE

CHOCO 10 GOLD MINE

ST IVES GOLD MINE

AGNEW GOLD MINE

PRODUCTION

Gold production decreased marginally from 82,725 kilograms to 82,302 kilograms

COSTS

Total cash costs rose 23 per cent to R86,908 per kilogram on the back of higher wages and other input costs, and the high cost of South Deep as it builds to full production



PRODUCTION MOZ



F2007 CONTRIBUTION TO
SOUTH AFRICAN PRODUCTION



F2007 OPERATING PROFIT SPLIT

- ■ Driefontein   ■ Kloof
- ■ Beatrix   ■ South Deep



COSTS R/KG

Despite the higher gold price, the South African operations experienced a difficult year partially due to the lack of available face length, coupled with a general depletion of surface mining resources that restricted flexibility. The response has been to raise development levels to optimise workflows and establish mining ore reserves for consistent future mining volumes and gold output.



● Driefontein Gold Mine   ● Kloof Gold Mine   ● South Deep Gold Mine   ● Beatrix Gold Mine

SAFETY, HEALTH AND ENVIRONMENT

Despite halving the number of fatalities over the past 10 years and notwithstanding our best efforts to eliminate fatal injuries at our South African operations, Gold Fields regrettably lost 29 colleagues during F2007.

The Group's overall fatal injury frequency rate will have to decline by 20 per cent per annum to meet the Mine Health and Safety Council benchmark target set for 2013. Gold Field's South African operations recorded a reduction of 26 per cent in the fatal injury rate for F2007 and we shall strive even harder in the coming year to accelerate the encouraging downward trend of fatal and other injuries.

However, our achievements in deep-level mining have a significant cost and safety implication. The deeper we mine the more prone our operations will be to fall of rock and to seismic activity – major causes of casualties.

Our safety and team-building initiatives (Laphuma-Ilanga at Driefontein, Eyethu at Kloof, Bompodi at Beatrix and the Fall of Ground campaign at South Deep) are dedicated to inculcating safety awareness and consequent behavioural change to limit injury by highlighting the need for pre-emptive safety action. Kloof, Driefontein and Beatrix have all been certified in terms of OHSAS 18001, with South Deep on track for certification in F2008.

Our campaign to contain the impact of the HIV/Aids pandemic advanced significantly during the year with substantially increased voluntary counselling and testing (VCT) rates across the operations. Kloof achieved especially good results with over 50 per cent of employees, on average, participating in the programme. Its 7 shaft achieved a notable 60 per cent participation.

The ISO 14001:2004 environmental management system (EMS) certifications for Kloof, Driefontein and Beatrix were retained while the implementation and certification of the EMS for South Deep is planned for F2008. The ISO system's requirement for continuous improvement feeds positively into our operational efficiencies by formalising the way in which lessons are learnt through rectifying incidents, and from successful projects. The continued decline in level-3 environmental incidents to three during F2007 (F2006, four) is indicative of this. The AA 1000 stakeholder engagement management system is being rolled out across all operations to supplement the OHSAS and ISO safety and environmental management systems. Gold Fields has actively supported and participated in the Wonderfonteinspruit Action Group which has a mandate to investigate water quality and quantity issues in the Wonderfonteinspruit catchment area.

OPERATIONAL PERFORMANCE

During 2007, Gold Fields' South African operations received their new-order mining rights, with the exception of South Deep whose application is still in progress. As part of this process, Gold Fields and its individual operations submitted Social and Labour Plans setting out the range of activities and targets designed to achieve the human resource and socio-economic development objectives of the South African Mining Charter.

The South African operations' overall gold production decreased by 0.4 per cent from 82,725 kilograms (2.66 million ounces) in F2006 to 82,302 kilograms (2.65 million ounces) for F2007, including the South Deep contribution from 1 December 2006. Total cash costs rose from R70,781 per kilogram (US$344 per ounce) to R86,908 per kilogram (US$375 per ounce). This resulted from reduced production, rising input costs (commodities and wages) and the acquisition of the developing South Deep mine.

The operating margin of the South African operations improved to 38 per cent mainly as a result of the higher average rand gold price of R147,514 per kilogram and continued mining to the average declared reserve value to maintain yields. Operating profit more than doubled to R4,663 million (US$648 million) from R2,804 million (US$438 million) in F2006.

Despite the higher gold price, the South African operations experienced a difficult production year partially due to the lack of available face length, coupled with a general depletion of surface mining resources restricting flexibility. The response has been to raise development levels by 14 per cent to 107 kilometres, excluding South Deep. This will establish mining ore reserves for consistent future mining volumes and gold output.

At Driefontein, the higher gold price enabled the reopening of 10 shaft. Gold production declined by 12 per cent mainly due to the impact of seismic events on production levels at 4 shaft, which was subsequently replanned, and marginally lower tons and yield from surface stockpiles. Underground tonnage increased during the year to compensate for the depletion of surface mining resources. However, development levels were constrained by seismicity affecting haulages primarily at 5 and 1 shafts.

Gold production at Kloof decreased marginally despite increased volumes mined due to mine call factor variability and constraints arising from a lack of face length flexibility. Development levels were increased 15 per cent year on year, to improve ore reserve generation, and to provide a more consistent future gold production profile.

Beatrix's gold production declined by 9 per cent mainly due to lower volumes and a poor mine call factor particularly during the second half of the year at the

North and South sections. Total development increased by 22 per cent reflecting the strategic intent common to all South African mines. This places the mine in a good position to increase reef development and establish the ore reserve flexibility necessary to carry out scattered selective mining.

South Deep contributed production of 163,200 ounces for the year. The mine, which had been capital constrained under previous owners, requires extensive investment and work to bring it to optimal production levels and meet the planned build up to 4 million tons per annum by 2013. At present, this is a developing mine with substantial segments of its infrastructure incomplete. The recommissioning of the South Deep Twins complex that had been damaged through a shaft accident prior to Gold Fields acquiring control of the mine on 1 December 2006, was completed ahead of schedule and without lost time injury by mid-January 2007. Gold Fields has deployed technical capacity to assist in ramping up production, revisiting mine planning and orebody optimisation over the mine life by driving, *inter alia*, the completion of the 94 level refrigeration project, which will allow the expansion of development activity on the lower levels.

COSTS AND SKILLS

The continuing escalation of commodity costs and the high level of investment in infrastructure in the South African economy generated above-inflation cost pressure on most inputs at all operations. Our access to, and retention of skilled labour has been particularly affected by recruiting from the platinum mines, other mining groups and construction companies. Although Gold Fields boasts a strong pool of professionals, we are challenged to attract and retain experienced staff through an increasing variety of initiatives.

The Gold Fields Business and Leadership Academy (GFBLA) is negotiating with the newly-launched Joint Initiative on Priority Skills Acquisition (JIPSA), a government-supported programme, to train artisans for industry on a meaningful scale.

The skills shortage also results in employing growing numbers of unskilled candidates seeking employment in the mining sector, thereby increasing pressure to provide them with basic training in specific skills required to perform their jobs. This delays the advanced occupational training of skilled employees essential to improve productivity, raising overall Group training costs.

At a Group level, we continue to investigate a variety of arrangements with regional and global suppliers to contain input cost pressures. Such negotiations are commercially driven with criteria such as quality, cost, reliability, occupational health and safety standards remaining central.

DEPTH EXTENSION PROJECTS UPDATE

The R4.2 billion Driefontein 9 sub-vertical shaft depth extension project and the R1.4 billion Kloof Extension Area decline shaft project were approved during the year and pre-sinking work is in progress. Sinking work on the Driefontein 9 shaft project will commence in F2008. The project will enable Driefontein to extend its life-of-mine by at least 13 years by mining an additional 8.5 million ounces of reserves contained in a 13.9 million ounce resource. Development to reef is planned to commence in 2013 on the upper four levels of the shaft and full production anticipated during F2019.

The Kloof Extension Area was designed to add an additional 2.0 million ounces of reserves contained in a 4.5 million ounce resource as incremental gold included in the production of Kloof's profile over a 10-year period. The decline for the project, however, was placed on hold following the acquisition of South Deep and based on results of additional ongoing surface drilling work which is due for completion by December 2007. Upon completion of this drilling the project will be reassessed.

CAPITAL EXPENDITURE

Capital expenditure for the year under review increased to R2,467 million (F2006: R1,473 million; restated from R694 million). The major items were: ore reserve development (R987 million), the Driefontein 9 shaft project (R162 million) and major projects at South Deep to ramp up production (R283 million).



OUTLOOK FOR F2008

During F2008, the South African operations will focus on:

- Increasing development to improve ore reserve flexibility

- Driving an integrated productivity strategy that focuses on people mobilisation and improves all working practices

- Maintaining cost leadership through Project 100+ and Project Beyond

- Completing the Kloof South Deep optimisation studies

- Increasing capital expenditure with major spend on:
  - o R1,3 billion on ore reserve development
  - o R213 million on the Driefontein 9 depth extension project
  - o R495 million on equipping and developing levels below 95 level at South Deep
  - o Extending the positive trends in environmental, health, safety and community performance

- Implementing the new Gold Fields sustainable development programme over the next three years

- Improving safety performance through an integrated safety programme that focuses on risk management and safe behaviour by all employees

OPERATIONAL REVIEW

SOUTH AFRICA

DRIEFONTEIN GOLD MINE

Review of F2007

- Deepening of 9 shaft approved
- 4 shaft replanned due to seismicity
- Record production levels at 5 shaft
- High-grade 10 shaft reopened
- Increased operating profit margins through quality mining



Production: 31,618 kg
Total cash costs: R80,457/kg



24%
Driefontein

F2007 CONTRIBUTION TO GROUP PRODUCTION



2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
F2006
F2007

DRIEFONTEIN GOLD MINE

OPERATING PROFIT (R'mil)

THE DEPTH EXTENSION PROJECT AT DRIEFONTEIN 9 SUB-VERTICAL SHAFT WAS APPROVED DURING THE YEAR AND PRE-SINKING WORK HAS COMMENCED. THE PROJECT WILL EXTEND DRIEFONTEIN'S LIFE-OF-MINE BY AT LEAST 13 YEARS BY MINING AN ADDITIONAL 8.5 MILLION OUNCES OF RESERVES CONTAINED IN A 13.9 MILLION OUNCE RESOURCE. THE PROJECT IS PLANNED FOR COMPLETION LATE IN F2011 WITH FULL PRODUCTION ANTICIPATED DURING F2019.




NORTHERN PROVINCE
GAUTENG PROVINCE
NORTH WEST PROVINCE
MPUMALANGA PROVINCE
Pretoria
Johannesburg
Carletonville
Potchefstroom
FREE STATE PROVINCE
Welkom
KWAZULU NATAL PROVINCE
DRIEFONTEIN
Bloemfontein
Durban
NORTHERN CAPE PROVINCE
SOUTH AFRICA
Middelburg
EASTERN CAPE PROVINCE
WESTERN CAPE PROVINCE
Cape Town
Port Elizabeth

SAFETY, HEALTH AND ENVIRONMENT

The fatality injury frequency rate improved from 0.34 to 0.13 in F2007 and the mine achieved one million fatality free shifts on two occasions. However, the mine recorded 13 fatalities. The lost time injury frequency rate improved from 14.7 for F2006 to 12.0 for the year under review. Driefontein was audited for OHSAS 18001 and received certification during the year.

Driefontein's ISO 140001:2004 environmental management system certification was renewed with only minor non-conformance adjustments required. During the year under review there were no level-3 and nine level-2 incidents arising from limited, uncontrolled spillages. The permitted discharge of brine released from the Driefontein water treatment plant drew adverse reaction from stakeholders resulting in the cessation of the plant's operations and this, in turn, necessitated the purchase of water from the local authorities which contributed to costs.

The mine maintained the previous year's significant reduction of water consumption per ton of rock mined. Further energy-saving and demand-shifting projects such as replacing diesel locomotives at the long-life shafts with safer, more reliable battery locomotives were implemented.

OPERATIONAL REVIEW

Gold production during F2007 declined 12 per cent to 31,618 kilograms (1.017 million ounces) compared with F2006 production of 35,755 kilograms (1.15 million ounces) respectively. The decline was due primarily to planned lower production levels at Driefontein 4 shaft and marginally lower tons and yield from surface stockpiles. The underground tonnage mined was increased to compensate for the depletion of surface mining resources. The effect of lower 4 shaft levels was partially offset by improved values recovered due to a high level of focus on quality mining. Surface resources are scheduled for depletion during F2009.

Production at Driefontein 4 shaft had been affected by seismicity during F2006 and was further affected during F2007 by instability associated with the mining of the high-grade shaft pillar. This required the cessation of mining during the first quarter of F2007 and the redesign and replanning of the 4 shaft pillar extraction.

Seismicity impacted on the haulage and development at 1 and 5 shafts, reducing development to below budgeted levels and constraining the secondary support programme.

The higher gold price enabled the reopening of 10 shaft, closed in 2004, leading to the creation of an additional 800 jobs.

Operating costs increased by 14.2 per cent mainly due to higher human resources costs and above-inflation increases in commodity costs, particularly steel, copper and timber. The seismicity also caused increased expenditure on secondary support, while the suspension of the water treatment plant necessitated the purchase of water from the local authority. However, the higher gold price received, partially offset these increased costs and the reduced gold production.

Total cash costs for F2007 increased by 24 per cent from R64,869 per kilogram (US$315 per ounce) to R80,457 per kilogram (US$348 per ounce) mainly due to reduced gold output and higher costs. Operating margins increased from 37 per cent to 43 per cent, mainly on the back of the improved gold price. Operating profit rose to R1,995 million.

The depth extension project at Driefontein 9 sub-vertical shaft was approved during the year and pre-sinking work has commenced. The actual sinking work will commence early in F2008. The project will extend Driefontein's life-of-mine by at least 13 years by mining an additional 8.5 million ounces of reserves contained in a 13.9 million ounce resource. The project is planned for completion in F2012 with full production anticipated during F2019.

Capital expenditure during F2007 amounted to R815 million (US$113 million) compared to R543 million (US$85 million) during F2006.

Driefontein

			2007	2006	2005
Main development		km	**28.0**	27.4	27.8[2]
Main on-reef (development)		km	**5.3**	4.2	3.8
(value)		cm g/t	**1,307**	1,454	1,837
Area mined		'000m	**653**	680	661
Productivity		m²/TEC[1]	**3.2**	3.4	3.2
Tons milled	Underground	'000	**3,812**	3,867	3,794
	Surface	'000	**2,840**	3,000	2,900
	Total	'000	**6,652**	6,867	6,694
Yield	Underground	g/t	**7.6**	8.1	8.3
	Surface	g/t	**1.0**	1.4	1.6
	Combined	g/t	**4.8**	5.2	5.4
Gold produced	Underground	kg	**28,815**	31,441	31,650
	Surface	kg	**2,803**	4,314	4,512
	Total	kg	**31,618**	35,755	36,162
	Total	'000oz	**1,017**	1,150	1,163
Operating costs	Underground	R/ton	**653**	579[3]	537[3]
	Surface	R/ton	**65**	60[3]	61[3]
	Total	R/ton	**402**	352[3]	331[3]
Gold sold		kg	**31,618**	35,755	36,162[3]
Total cash costs		US$/oz	**348**	315[3]	292[3]
		R/kg	**80,457**	64,870[3]	58,335[3]
Net earnings		Rm	**1,004.3**	644.9[3]	332.1[3]
		US$m	**139.5**	100.8[3]	53.5[3]
Capital expenditure		Rm	**815.0**	543.3[3]	456.8[3]
		US$m	**113.2**	84.9[3]	73.6[3]

[1]TEC = total employee costed   [2]Marginal Main Reef at West Section stopped   [3]Restated

OUTLOOK FOR F2008

The primary focus during F2008 will be on:

- Increasing development at all shafts to consolidate mining ore reserves for future flexibility and consistent production levels

- Building spare ore-handling capacity at 1 and 5 shafts to reduce tramming distances

- A consistent focus on volumes, values, quality and pillar mining

- Implementing the theory of constraints productivity initiative at all shafts by mid-F2008

- Ramping up shaft sinking activity at 9 shaft

- Increasing capital expenditure to R1,021 million with the major spend on:
  - o R396 million on ore reserve development
  - o R213 million on the 9 shaft deepening
  - o R44 million on the 4 shaft pillar extraction
  - o R37 million on the battery locomotive project
  - o R27 million on the International Cyanide Code Compliance projects
  - o R26 million on the development from 5 sub-vertical to 9 shaft

- Advancing the commitments set out in the Driefontein Social and Labour Plan

- An intensive drive on the Masiphephe (Let's be Safe) programme

OPERATIONAL REVIEW

SOUTH AFRICA

KLOOF GOLD MINE

Review of F2007

- **Gold production up 1 per cent**
- **Development increased by 15 per cent to strive for consistent future volumes and gold output**
- **Net earnings increased to R790 million**



Production: 28,705 kg
Total cash costs: R84,672/kg


22%
Kloof
F2007 CONTRIBUTION TO GROUP PRODUCTION


1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
F2006
F2007
KLOOF GOLD MINE
OPERATING PROFIT (R'mil)

DURING THE YEAR, THE LACK OF FACE LENGTH WAS GRADUALLY ADDRESSED WITH DEVELOPMENT RISING YEAR ON YEAR BY 15 PER CENT FROM A TOTAL OF 30,400 METRES IN F2006 TO 35,047 METRES FOR F2007. INCREASED DEVELOPMENT AND OPENING UP ARE DESIGNED TO SUSTAIN AND IMPROVE THE ORE RESERVE GENERATION PROFILE TO ACHIEVE A MORE CONSISTENT GOLD PRODUCTION PROFILE.




NORTHERN PROVINCE
GAUTENG PROVINCE
NORTH WEST PROVINCE
MPUMALANGA PROVINCE
Pretoria
Johannesburg
Carletonville
Potchefstroom
FREE STATE PROVINCE
Welkom
KWAZULU NATAL PROVINCE
KLOOF
Bloemfontein
Durban
NORTHERN CAPE PROVINCE
SOUTH AFRICA
Middelburg
EASTERN CAPE PROVINCE
WESTERN CAPE PROVINCE
Cape Town
Port Elizabeth

SAFETY, HEALTH AND ENVIRONMENT

Eyethu, the behaviour-based safety initiative at Kloof, led to a safety performance improvement during F2007. Four of the five operating shafts achieved in excess of a half-million fatality free shifts with 1 and 5 shafts recording one million fatality free shifts. Nevertheless, the mine recorded 11 fatalities. The FIFR for the year improved from 0.38 to 0.23 per million man-hours worked. The overall lost time injury frequency rate (LTIFR) was 15.4, an improvement of nearly 20 per cent year on year. Kloof became the first Gold Fields South African operation to be recommended for OHSAS 18001. This is the international standard for the assessment of Group safety standards.

Regarding HIV prevention, Kloof recorded the highest voluntary counselling and testing (VCT) percentage within the Group (50 per cent) with 7 shaft achieving 60 per cent.

Kloof's ISO 14001:2004 environmental management system was recertified with the mine recording only one level-3 incident arising from surface and groundwater pollution due to waste rock dumps and tailings dams.

OPERATIONAL REVIEW

Although Kloof increased its volumes mined, gold production during F2007 increased only marginally to 28,705 kilograms (923,000 ounces) compared with F2006 production of 28,429 kilograms (914,000 ounces). This was caused by fluctuations in the mine call factor due to flexibility being restricted by the lack of face length. Gold from sweepings in the high-grade panels and old gold recovered from cleaning out and vamping were below expectations. The mine was also affected by contractor under-performance in terms of secondary support and logistical constraints at 3 and 4 shafts.

The 3 plant was decommissioned and the infrastructure relocated as planned. The cessation of gold recovery from the plant clean-up and a general run down of surface resources were not sufficiently offset by increased gold from underground.

During the year, the lack of face length was gradually addressed with development rising year on year by 15 per cent from a total of 30,400 metres in F2006 to 35,047 metres for F2007. Increased development and opening up is designed to sustain and improve the ore reserve generation profile to achieve a more consistent gold production profile.

Total cash costs for F2007 increased by 10 per cent to R84,672 from R76,918 per kilogram mainly because of above-inflation cost increases relating to timber, cement and labour. Operating margins increased from 26 per cent to 40 per cent mainly on the back of a better gold price. Operating profit rose to R1,691 million.

The R1.4 billion Kloof Extension Area (KEA) decline shaft project was approved during the year and pre-sinking work commenced. The KEA was designed to contribute an additional 2.0 million ounces of incremental gold production to Kloof's profile over a 10-year period.

The project's decline was placed on hold due to the current investigation into alternative mining methods following on the acquisition of South Deep Gold Mine and pending the results of additional surface drilling work conducted during late F2007.

The Kloof Eyethu Team Development Programme, launched in F2006 to create a safer and more productive working environment, has shown promising results. A third of the workforce has undergone training and the programme is being enhanced to include peer observations.

A memorandum of understanding was signed with Sandvik for the development of new underground mining technology to increase productivity which envisages, *inter alia*, the modification of existing equipment and the development of new systems for Kloof's particular needs. We are also exploring the use of ice slurry for the management of underground mining temperature.

Capital expenditure increased to R776 million (US$108 million) (F2006: R483 million (US$75 million)) with the greatest spend relating to the 4 sub-vertical shaft and 1 shaft pillar extraction.

Kloof

			2007	2006	2005
Main development		km	35	30.4	36.1[2]
Main on-reef (development)		km	6.1	7.3	6.7
(value)		cm g/t	1,410	1,788	1,857
Area mined		'000m	620	607	623
Productivity		m²/TEC[1]	3	3.4	3.4
Tons milled	Underground	'000	3,447	3206	3,471
	Surface	'000	382	460	1,184
	Total	'000	3,829	3,666	4,655
Yield	Underground	g/t	8.2	8.7	9.1
	Surface	g/t	1.2	1.1	0.7
	Combined	g/t	7.5	7.8	6.9
Gold produced	Underground	kg	28,260	27,915	31,474
	Surface	kg	445	514	784
	Total	kg	28,705	28,429	32,258
	Total	'000oz	923	914	1,037
Operating costs	Underground	R/ton	727	703[3]	618[3]
	Surface	R/ton	82	61[3]	67[3]
	Total	R/ton	662	622[3]	478[3]
Gold sold		kg	28,705	28,429	32,258[3]
Total cash costs		US$/oz	366	374[3]	330[3]
		R/kg	84,672	76,918[3]	65,866[3]
Net earnings/(loss)		Rm	790.3	209.9[3]	(15.2)[3]
		US$m	109.8	32.8[3]	(2.4)[3]
Capital expenditure		Rm	775.8	482.7[3]	547.1[3]
		US$m	107.8	75.4[3]	88.1[3]

[1]TEC = total employee costed   [2]The Kloof and Middelvlei Reef marginal areas stopped   [3]Restated

OUTLOOK FOR F2008

The primary focus during F2008 will be on:

- Creating mining flexibility through increased development, mainly at 4 shaft, to sustain and improve the ore reserve generation profile

- Increasing opening up activity to access high-grade VCR pillars

- Advancing the technology drive to improve safety and productivity

- Implementing the theory of constraints productivity initiative at all shafts by mid-F2008

- Finalising the redesign of the KEA project post the completion of the surface drilling programme

- Capital expenditure of R898 million with major spend on the following projects:

  o R453 million on ore reserve development
  o R88 million on the revised KEA project
  o R48 million on the 1 shaft pillar extraction project

- Driving the Eyethu team mobilisation programme to improve safe behaviours and team performance

- Implementing the Social and Labour Plan

OPERATIONAL REVIEW

Review of F2007

- **Gold production down 9 per cent**
- **Development increased by 22 per cent to ensure consistent future volumes and gold output**
- **Net earnings increased to R370.8 million**



Production: 16,903 kg
Total cash costs: R87,251/kg



13%

■ Beatrix

F2007 CONTRIBUTION TO GROUP PRODUCTION



F2006   F2007

BEATRIX GOLD MINE

OPERATING PROFIT (R'mil)

THE INCREASED GOLD PRICE RECEIVED BOLSTERED THE EARNINGS FOR THE MINE WITH THE NORTH SECTION AND 4 SHAFT SHOWING GOOD IMPROVEMENT. THE SOUTH SECTION ENCOUNTERED INCREASED FAULTING IN PILLAR AREAS, DECLINING ORE RESERVES AND HIGH GRADE VARIABILITY THAT CONTRIBUTED TO LOWER GRADES AND GOLD OUTPUT.




NORTHERN PROVINCE
GAUTENG PROVINCE
NORTH WEST PROVINCE
MPUMALANGA PROVINCE
Pretoria
Carletonville
Johannesburg
Potchefstroom
FREE STATE PROVINCE
Welkom
KWAZULU NATAL PROVINCE
Bloemfontein
Durban
NORTHERN CAPE PROVINCE
SOUTH AFRICA
Middelburg
EASTERN CAPE PROVINCE
WESTERN CAPE PROVINCE
Cape Town
Port Elizabeth
BEATRIX

HEALTH, SAFETY AND ENVIRONMENT

The lost time injury frequency rate (LTIFR) was 5.49, an improvement of 7 per cent year on year. The fatality injury frequency rate improved from 0,24 to 0,13 per million man-hours worked. The mine experienced four fatalities during the year. Beatrix also received OHSAS 18001 certification.

The average underground environmental conditions for both stoping and development remained at or below the Group target of 28.5ºC. The mine has embarked on an ongoing education programme for all employees and initiated a number of engineering controls to meet the targets set by the Mine Health and Safety Council.

Beatrix's ISO 14001:2004 environmental management system was recertified during annual audits. During the year, no level-3 environmental incidents were reported while 12 level-2 incidents were reported and rectified. The environmental management plan for the exploration of methane gas to reduce potential greenhouse gas emissions and earn carbon credits, has been approved by Petroleum Agency SA. Initial tests on existing boreholes have commenced.

OPERATIONAL REVIEW

Gold production during F2007 declined by 9 per cent to 16,903 kilograms (543,400 ounces) compared with the F2006 production of 18,541 kilograms (596,100 ounces) mainly because of a lower mine call factor at the North and South Sections during the quarter ended March 2007. Overall year on year volumes mined were, however, marginally higher.

Total cash costs at R87,251 per kilogram were 20 per cent higher year on year compared to R72,768 per kilogram mainly as a result of the lower gold output. Operating margins increased from 30 per cent to 38 per cent and operating profit rose 56 per cent to R933 million.

Total mine development for F2007 increased by 22 per cent year on year to a total of 43,791 metres. In addition, exploratory secondary development to define higher grade areas at the South Section contributed an additional 4,597 metres of development. The total development of 48,388 metres for F2007 represents a 20 per cent increase year on year. The results from all development indicate that the orebody has the potential to sustain gold output volumes at levels similar to marginally higher stoping volumes.

The increased gold price received bolstered earnings for the mine with the North Section and 4 shaft showing a good improvement. 4 shaft consistently contributed in excess of 400 kilograms per month. The South Section encountered increased faulting in pillar areas, declining ore reserves and high grade variability that contributed to lower grades and gold output. Consequently, emphasis on cost containment, quality mining and consistent gold output remains a high priority.

The overall mine call factor declined during the second half of the year. The high free gold content of the various Beatrix reefs remains an ongoing focus and challenge. A sweeping process modification, introduced in late F2007, to reduce dust levels, resulted in an increased loss of fine gold within stopes. Subsequent reviews, involving management and organised labour, resulted in the introduction of an innovative sweeping tool that improved gold recovery without compromising health and safety. The introduction of this process during the fourth

quarter resulted in an improved recovery and mine call factor by year-end.

The yield regressed by 10 per cent during the year from 5.2 grams per ton to 4.7 grams per ton primarily due to poor mine call factor. In order to ensure quality output, continued focus is placed on gulley vamping and sweepings. However, historical old gold recovery volumes are also declining as the mine is systematically cleaned.

Stoping volumes increased by 2.5 per cent year on year to 702,683 square metres despite a slow build up after the

December break. Volumes at 4 shaft averaged approximately 10,000 square metres per month, a 3.8 per cent improvement year on year. At the North and South sections, volumes increased by 2 per cent on the previous year.

No surface tonnage was processed during the year as values contained within the remaining dumps are not economical at prevailing gold prices and grades.

Capital expenditure amounted to R593 million (US$82 million), much of it devoted to the development work at all sections.

Beatrix

			2007	2006	2005
Main development		km	**43.8**	35.9	38.4[2]
Main on-reef (development)		km	**6.4**	6.9	8.4
(value)		cm g/t	**967**	1,135	1,049
Area mined		'000m	**703**	686	763
Productivity		m²/TEC[1]	**5.6**	5.5	5.7
Tons milled	Underground	'000	**3,590**	3,551	3,852
	Surface	'000	**–**	–	329
	Total	'000	**3,590**	3,551	4,181
Yield	Underground	g/t	**4.7**	5.2	5.0
	Surface	g/t	**–**	–	0.8
	Combined	g/t	**4.7**	5.2	4.6
Gold produced	Underground	kg	**16,903**	18,541	19,139
	Surface	kg	**–**	–	279
	Total	kg	**16,903**	18,541	19,418
	Total	'000oz	**543**	596	624
Operating costs	Underground	R/ton	**432**	396[3]	367[3]
	Surface	R/ton	**–**	–	32[3]
	Total	R/ton	**432**	396[3]	341[3]
Gold sold		kg	**16,903**	18,541	19,418[3]
Total cash costs		US$/oz	**377**	354[3]	352[3]
		R/kg	**87,251**	72,768[3]	70,368[3]
Net earnings/(loss)		Rm	**370.8**	185.4[3]	(93.8)[3]
		US$m	**51.5**	29.0[3]	(15.1)[3]
Capital expenditure		Rm	**592.8**	447.3[3]	428.3[3]
		US$m	**82.3**	69.9[3]	69.0[3]

[1]TEC = total employee costed   [2]Marginal development at the South section stopped   [3]Restated

OUTLOOK FOR F2008

The primary focus during F2008 will be on:

- Continuing to ramp up development activity especially reef development at the North and West shafts

- Solving the ongoing quality mining deficiencies

- Reassessing the viability of the different mining complexes

- Implementing the theory of constraints productivity initiative at all shafts by mid F2008

- Completing the 3 shaft capital programme

- Completing the study to assess the viability of increasing 3 shaft throughput capacity from 180,000 to 250,000 tons per month

- Capital spend for the year is R553 million:

  o R453 million on ore reserve development

- Driving to accelerate the implementation of the Social and Labour Plan especially as regards demographic representivity

OPERATIONAL REVIEW

SOUTH DEEP MINE

Review of F2007[1]

- **Acquired by Gold Fields on 1 December 2006**
- **Shaft delivered ahead of schedule without lost time injury**
- **Ongoing integration of mine into Gold Fields' systems**



Production: 5,076 kg
Total cash costs: R137,689/kg



4%

■ South Deep

F2007 CONTRIBUTION TO GROUP PRODUCTION



SOUTH DEEP GOLD MINE

OPERATING PROFIT (R'mil)

DUE TO ITS PROXIMITY TO KLOOF MINE, SOUTH DEEP IS A NATURAL ADDITION TO THE GOLD FIELDS FRANCHISE OF HIGH-QUALITY LONG-LIFE MINES IN SOUTH AFRICA. A FULL STUDY TO EXAMINE THE OPTIMISATION OF THE KLOOF/SOUTH DEEP COMPLEX IS ONGOING TO SET UP THE OPERATION FOR THE NEXT 40 YEARS.

[1] *Last seven months*




NORTHERN PROVINCE
GAUTENG PROVINCE
NORTH WEST PROVINCE
MPUMALANGA PROVINCE
Pretoria
Carletonville
Johannesburg
Potchefstroom
FREE STATE PROVINCE
Welkom
Bloemfontein
KWAZULU NATAL PROVINCE
SOUTH DEEP
NORTHERN CAPE PROVINCE
Durban
SOUTH AFRICA
Middelburg
EASTERN CAPE PROVINCE
WESTERN CAPE PROVINCE
Cape Town
Port Elizabeth

SAFETY, HEALTH AND ENVIRONMENT

The lost time injury frequency rate for the period 1 January 2007 to 30 June 2007 was 12.06. During F2007, the mine recorded one fatality and a fatality injury frequency rate of 0.13 per million man-hours worked. The mine remains on track for OHSAS 18001 certification in F2008.

The fall of ground prevention campaign has reduced such incidents but highlighted the future need to focus on slip and fall risks.

The ISO 14001:2004 environmental management system implementation is on track and due for certification during F2008. Two level-3 environmental incidents were recorded for the period under review. These related to water overflow from a return water dam when a lower production rate and plant failure caused an imbalance in the water volumes entering the return water dam. No change in water quality in the public stream was observed.

OPERATIONAL REVIEW

Gold Fields acquired control of South Deep Gold Mine on 1 December 2006.

Due to its proximity to Kloof Mine, South Deep constitutes a logical addition to the Gold Fields franchise of high-quality long-life mines in South Africa.

Prior to acquisition, the mine suffered a shaft accident in May 2006 in which the Twin shaft complex was damaged. In addition, a fire broke out in August 2006, which took until late December to bring under control. Subsequent flooding occurred due to the mudpress ore pass hanging up. The recommissioning of the Twin shaft complex was completed by third quarter F2007, ahead of schedule and without a single lost time injury.

The recommissioning necessitated logistical reorganisation to move people and ore flow away from the South shaft complex. This, and the impact of the fire, adversely affected production build up. For the period under review, gold production amounted to 5,076 kilograms (163,200 ounces) but this must be seen in the context of the mine's history of under-investment. South Deep remains, at present, a developing mine with large sections of its infrastructure, especially at lower levels, incomplete. This lack of flexibility impacted on gold production.

The ramping up of production was also affected by high staff turnover in the trackless section. These staff skills are highly sought after by other trackless miners and the construction sector. Remuneration adjustments were made by year-end to attract and retain such staff. The trackless section is expected to return to the full three-shift level by the end of the first quarter of F2008. Discussions are ongoing with the GFBLA to invest in trackless training infrastructure to reduce the future risk of poaching.

The integration of the South Deep administrative, management and IT systems into the Gold Fields systems is ongoing and some synergies have been achieved. Gold Fields technical expertise was employed to revisit mine planning and orebody optimisation over the mine life.

The Twin shaft ventilation deepening project and installation of infrastructure were also delayed due to the logistical reorganisation associated with the recommissioning of the Twin shaft complex. A shortage of civil engineering staff experienced by contractors also exacerbated the situation. By year-end, most of the lost time had been made up and, with the exception of a backlog in secondary support, the bottlenecks were

substantially removed. The 95-level workshop was commissioned which allows the commencement of the long haul stoping programme. At full production, this will provide an additional 150,000 tons of marginal Elsburg ore per quarter to supplement current ore production. Moving forward, the focus will be on developing the pumping and rock-handling infrastructure below 95-level and the completion of the 94-level refrigeration project, which will allow the expansion of mining at the lower levels. Mechanised destress and backfill programmes are being put in place to counter the risk of increased seismicity at these lower levels.

Total cash costs were R137,689 per kilogram. Operating profit was R44.2 million (US$6.1 million).

During the seven months, 1,104 million tons were milled of which 776,000 tons came from underground with the balance made up from surface stockpiles.

Capital expenditure for F2007 was R283 million (US$39.4 million) spent mainly on the Twin shaft ventilation deepening project, the 94-level refrigeration plant and 95-level trackless workshop. The board approved the below 95-level development project amounting to R163 million (US$22.4 million), which will establish mining ore reserves for the consistent future mining of volumes and gold output. These projects are critical to achieve the previous joint venture's approved feasibility study to increase production to 330,000 tons per month within a six- to seven-year timeline, with associated infrastructure requiring capital expenditure of about R4.3 billion (US$601 million).

South Deep[1]

			2007
Main development		km	2.9
Main on-reef (development)		km	1.7
(value)		cm g/t	6.2
Area mined		'000m	48.0
Productivity		m²/TEC[2]	
Tons milled	Underground	'000	776
	Surface	'000	328
	Total	'000	1,104
Yield	Underground	g/t	6.2
	Surface	g/t	0.9
	Combined	g/t	4.6
Gold produced	Underground	kg	4,783
	Surface	kg	293
	Total	kg	5,076
	Total	'000oz	163
Operating costs	Underground	R/ton	896
	Surface	R/ton	75
	Total	R/ton	652
Gold sold		kg	5,166
Total cash costs		US$/oz	595
		R/kg	137,689
Net loss		Rm	(46.8)
		US$m	(6.5)
Capital expenditure		Rm	283.4
		US$m	39.4

[1]South Deep for the 7 months from 1 December 2006
[2]Not provided as this comprises a small proportion of total volume mined

OUTLOOK FOR F2008

The primary focus during F2008 will be on:

- Ramping up and maintaining consistent gold production at approximately 80,000 ounces per quarter primarily through maintaining high production levels from the trackless section and a full year's production from long-haul stoping

- The commencement of development on 100, 105, 110 and 110A-levels by the end of the second quarter of F2008

- Completing 94-level refrigeration plant by end of the third quarter of F2008

- Advancing the mechanised destress and backfill placement design programmes

- Implementing the theory of constraints productivity initiative by mid-F2008

- Capital expenditure of R817 million, with the major spend on:

  o R175 million on the ventilation shaft-deepening

  o R100 million on the 94-level refrigeration plant development

  o R174 million on ore reserve development

  o R320 million on phase 1 development

- Conversion to new-order mining rights complete by end F2008

PRODUCTION

Gold production decreased marginally from
52,515 kilograms to 50,977 kilograms

COSTS

Total cash costs increased 22 per cent from
US$309 per ounce to US$377 per ounce due to higher
input costs at all operations and increased costs at
Choco 10 due to mill constraints



PRODUCTION MOZ



F2007 CONTRIBUTION TO
INTERNATIONAL PRODUCTION SPLIT

F2007 CONTRIBUTION TO
INTERNATIONAL OPERATING PROFIT

Tarkwa   Damang
Choco 10   St Ives
Agnew



COSTS R/KG

The international operations contributed total gold production of 1.6 million
ounces, slightly below F2006, mainly due to a reduction of 47,000 ounces at the
Damang operation and slower than planned ramp up of Choco 10 production. The
higher average received gold price of US$638 per ounce (F2006: US$526 per
ounce) resulted in revenues of US$1,047 million (F2006: US$890 million),
notwithstanding the marginally lower production.



South America	Africa	Australia

Peru
Cerro Corona

Venezuela
Choco 10

Ghana
Tarkwa
Damang

Australia
St Ives
Agnew

● PRODUCING MINES　　● DEVELOPING MINE

SAFETY, HEALTH AND ENVIRONMENT

The international operations were fatality free in F2007. The LTIFR, however, showed a regression from 1.07 to 1.36 per million man-hours. St Ives achieved its lowest LTIFR to date.

The operations continue to progress their safety management systems and employee wellness initiatives with the Australian operations maintaining their AS/NZ 4801 status, and Tarkwa and Damang maintaining their OHSAS 18001:1999 certification.

The Australian and Ghanaian operations all retained their ISO 14001:2004 certification. At the Choco 10 mine in Venezuela, environmental permitting issues and efforts to access new water sources diverted environmental capacity but the mine continues to move towards ISO 14001:2004 certification for F2008. The number of level-3 environmental incidents continued to decline across international operations with only one recorded at St Ives where a return water dam overflowed. The Department of Environment is investigating the incident, which was cleaned up, and the results should be known in F2008.

The roll-out and implementation of the AA 1000 standard across the international operations was delayed, mainly due to capacity constraints. It is now scheduled for implementation in F2008.

OPERATIONAL PERFORMANCE

F2007 presented the international operations with many challenges including generally lower grades and rising input costs resulting in lower than expected gold sales and higher unit costs. The Tarkwa operation was best positioned to respond to these challenges and delivered a result that was marginally below expectations, whereas Choco 10 fell well short of expectations due to equipment failure, water shortages and industrial action.

The international operations contributed total gold production of 1.6 million ounces, slightly below F2006 mainly due to a reduction of 47,000 ounces at the Damang operation and slower than planned ramp up of Choco 10 production. The higher average received gold price of US$637 per ounce (F2006: US$526 per ounce) resulted in revenues of US$1,047 million (F2006: US$890 million), notwithstanding the marginally lower production.

On an attributable basis, the operations produced 1.38 million ounces. Average cash costs were US$377 per ounce (F2006: US$309 per ounce) with all operations feeling the impact of local and global input cost increases and varying degrees of production decreases. Operating profit reached US$428 million (F2006: US$365 million) on the back of the higher gold price.

At Tarkwa, the CIL expansion and heap leach pad extension projects were approved at a combined capital cost of US$175 million as part of the continued inward investment to optimise the site's processing opportunities, with the CIL plant throughput being increased to 1.0 million tons per month. The operation achieved record mined and milled tonnages that were offset, however, by grade decreases due to changes in mining mix. Increased input costs of power generation, consumables including steel, diesel, and higher labour costs were experienced, and will continue to remain a focus from a continuous improvement and supply perspective.

Damang experienced reduced gold production with the depletion of various high-grade pits and reduced crusher availability in the second half of the year. Progression at the Damang Pit Cutback continued ahead of schedule and remains on track to deliver full production by late F2008. Exploration and the evaluation of projects continued during the year in line with the expectations to maintain and grow the operation's life-of-mine.

Gold production at St Ives was consistent, with the open pit operations and Leviathan underground operations performing to expectation. There was a significant improvement in the performance of the Argo underground mine which impacted positively on the mine. The Leviathan open pit project commenced at the end of F2007 and will be the main source of open pit feed to the mill and heap leach facilities over the next few years. Development of a new underground mine (Belleisle) commenced in the last quarter of F2007 with another (Cave Rocks) planned to commence during the first quarter of F2008.

At the Agnew mine, paste filling was implemented into the underground mining method to overcome changing ground conditions associated with depth. Delays in commissioning the paste fill plant and additional rehabilitation work of existing development resulted in lower tonnages being mined from the high-grade Kim South Lode. Processing requirements were supplemented by additional tonnages from the Songvang open pit but at a significantly lower grade.

Choco 10 had a difficult year in which gold production was negatively affected by technical difficulties during the first quarter. This was compounded by industrial action and a continued lack of adequate process water volumes to run the plant at full capacity for the second half of the year. The mine has initiated a variety of measures to secure its future water supplies from other sources. Notwithstanding a promising start, mined quantities remained below expectations.

EXPLORATION

Brownfield exploration remained the focus of the Australian operations. At St Ives, US$17 million was spent on the full field exploration strategy which identified and verified a number of encouraging targets to be followed up in F2008. At Agnew, exploration of US$7 million focused on the near mine extensions at the Waroonga complex and improving the definition of the Vivien project. In addition, significant progress was made at Agnew on advancing land access negotiations for continued exploration access to other regional targets. In Ghana, Tarkwa exploration underwent a period of consolidation as capital expenditure was focused on infrastructure expansion. At Damang, drilling work on 12 geographically discrete palaeoplacer and hydrothermal project areas was completed during the year. In Venezuela, exploration work continued to improve and extend the definition of the down-dip extension of the VBK mineralisation as well as converting inferred resources immediately adjacent to current pit designs, confirming our belief in the long-term potential of the region.

COMMODITIES

The ongoing strength of the commodities' cycle maintained above-inflation cost pressure on all inputs across the operations. To this end, we continue to investigate a range of global supplier arrangements at Group level to contain costs. Although cost containment is a key motivator, we recognise that any such agreements must be commercially driven by considerations such as quality, cost, reliability, occupational health and safety standards remaining central requirements. At a regional level, Gold Fields has sought to achieve the benefits of economies of scale by addressing the combined procurement needs of a number of individual operations where this proved advantageous. Thus, Tarkwa entered into a joint venture with a tyre service provider to establish a tyre retreading facility on site to serve Gold Fields Ghana's needs as well as those of the wider mining sector. The 12-month diesel hedge was renewed in July 2006 and we anticipate renewing this arrangement for F2008 to cap diesel cost increases.

THE ONGOING STRENGTH OF THE COMMODITIES' CYCLE MAINTAINED ABOVE-INFLATION COST PRESSURE ON ALL INPUTS ACROSS THE OPERATIONS

The lack of availability of skilled staff in disciplines such as geology, mining and geotechnical continues unabated with demand in the construction sectors in regions such as southern Africa, the Middle East and Asia increasing the competition for skilled and experienced personnel. Although Gold Fields boasts a strong pool of professionals, the need for innovative approaches to attract and, above all, retain experienced staff is greater than ever. In Australia, the Group has accepted that it cannot always compete in terms of salary. It has therefore increased the flexibility of Group contributions to pension and private healthcare costs as well as the encashment of long-service leave. Measures aimed at the retention of older, more experienced staff regarding pensions, health care and children's education were put in place during the year. Although staff turnover remains high in Australian terms, it has declined to levels more in line with peer organisations.

CAPITAL EXPENDITURE

Capital expenditure for the year was US$267 million (R1,920 million) – excluding Cerro Corona – an increase of US$118 million (R969 million) on F2006. The primary project spends included:

- Teberebie Cutback and initial expenditure on processing optimisation projects;
- CIL expansion and heap leach pad extensions at Tarkwa;
- Damang Pit Cutback waste stripping;
- Heap leach pad extensions and improvement projects at St Ives;
- Underground mine development at Agnew;
- Exploration at Agnew;
- The water infrastructure programme at Choco 10; and
- Exploration in Venezuela.

OUTLOOK FOR 2008

During F2008, the international operations will focus on:

- Improving safety, health, environment and community performance including the implementation of the Group's sustainable development framework
- Increasing total gold production through consistent performance from the Australian and Ghanaian mines, improved performance from Venezuela and first production from Peru
- Completion of the key capital programmes, in particular the CIL expansion and heap leach extension projects at Tarkwa
- Continuing to drive productivity improvements through improved employee training, technology and benchmarking
- Managing inflationary pressures on key inputs through innovative procurement initiatives
- Delivering organic growth through continued brownfields exploration and conversion of targets into development projects.
- Projected capital expenditure at R3.5 billion (US$500 million):
    - o R504 million (US$72 million) Tarkwa CIL plant
    - o R259 million (US$37 million) Tarkwa Teberebie Cutback
    - o R245 million (US$35 million) Tarkwa North Heap Leach Pad
    - o R1,127 million (US$161 million) Cerro Corona construction
    - o R233 million (US$46 million) St Ives underground projects

OPERATIONAL REVIEW

INTERNATIONAL OPERATIONS

TARKWA GOLD MINE

Review of F2007

CIL and North heap leach expansion approved

New record tonnage and mill throughput



Production: 697,149 ounces

Total cash costs: US$333 per ounce


16%
Tarkwa

F2007 CONTRIBUTION TO GROUP PRODUCTION


1 600
1 400
1 200
1 000
800
600
400
200
0
F2006
F2007

TARKWA GOLD MINE

OPERATING PROFIT (R'mil)

DURING THE SECOND QUARTER OF F2007, THE TARKWA CIL EXPANSION AND NORTH HEAP LEACH EXPANSION PROJECTS WERE APPROVED. THE CIL EXPANSION WILL INCREASE PLANT THROUGHPUT TO 1.0 MILLION TONS PER MONTH, WHILE THE NORTH HEAP LEACH EXPANSION PROJECT WILL CATER FOR ONGOING STACKING REQUIREMENTS. THESE PROJECTS ARE EXPECTED TO BE COMPLETED IN EARLY F2009.





Bolgatanga
UPPER EAST
UPPER WEST REGION
Tamala
NORTHERN REGION
GHANA
BRONG AHAFO REGION
ASHANTI REGION
Kumasi
WESTERN REGION
EASTERN REGION
VOLTA REGION
GREATER ACCRA
CENTRAL REGION
Accra
Tarkwa
Takoradi
TARKWA

SAFETY, HEALTH AND ENVIRONMENT

Tarkwa Gold Mine had a fatality free year in F2007.

The mine underwent a recertification audit and was certified as compliant with the ISO 14001:2004 environmental management standard.

The Sustainable Community Empowerment and Economic Development Programme (SEED) entered its second year of supporting a range of alternative livelihood, education, scholarship and training programmes. It remains on track to improve the livelihoods and quality of life of 30,000 members of the 16 stakeholder communities of our operations by 2010. The HIV/Aids awareness campaign conducted by the volunteer Peer Educators and Community Health Facilitators reached over 5,000 employees, dependants and contractors by year-end.

OPERATIONAL PERFORMANCE

During the second quarter of F2007, the Tarkwa CIL Expansion and North Heap Leach Expansion projects were approved. The estimated costs of these projects are US$126 million and US$49 million respectively. The CIL expansion will increase plant throughput from current levels to 1.0 million tons per month, while the North Heap Leach Expansion project is a planned extension of existing heap leach pads to cater for ongoing stacking requirements. These projects are expected to be completed in early F2009.

Total gold production was 697,149 ounces (21,684 kilograms), slightly less than the 709,242 ounces (22,060 kilograms) recovered in F2006.

The mine achieved new records in tonnage mined and plant throughput during F2007. The increase in plant throughput was driven primarily by an improvement in the ability to blend ore to the SAG mill.

The overall grade recovered from the CIL plant was 1.51 grams per ton in F2007 (F2006: 1.58 grams per ton). This marginal reduction is attributable to declining head grade. Tonnage crushed to the heap leach process for the year was 17,019 million tons compared with 16,800 million tons in F2006.

Total cash costs increased to US$333 per ounce (F2006: US$292 per ounce) due to across the board increases in virtually all key inputs including fuel, reagents, tyres, spares related to equipment maintenance costs, wear materials in crushing circuits, cement and cyanide. In addition, the biggest contribution to unit cash cost increases was the cost of on-site power generation arising from the Akosombo dam experiencing its lowest water levels ever recorded. In response to national load-shedding requirements Gold Fields Ghana in a consortium with AngloGold Ashanti, Golden Star and Newmont purchased a nominal 80 Megawatt diesel powerplant to supplement the sector’s power requirements. The US$41.6 million cost of the plant was evenly shared by the companies. The plant came on stream during first quarter of F2008. Costs were also affected by the increase in tonnage treated and in the cost of labour as an outcome

of the wage settlement concluded during the second quarter of F2007. A diesel hedge was put in place in F2007 to cap diesel costs. In the light of the global tyre supply crisis Gold Fields Ghana has entered into a joint venture with a tyre service provider to establish a tyre retreading facility on the Tarkwa mine site to serve the needs of Tarkwa and Damang. It has the potential to explore other commercial opportunities.

Revenue generated during the year was US$444.8 million, with an operational cost of US$248.9 million as well as a

credit to Gold In Process of US$17.0 million, realising an operating profit of US$213 million for F2007. Net attributable earnings totalled US$83.1 million at an average gold price of US$638 per ounce.

Capital expenditure for the year totalled US$107.7 million mainly spent on capital waste mining (Teberebie cutback), a down payment on the new ball mill, the purchase of the secondary mining fleet, work on the CIL expansion project, expenditure on the joint power project and the tyre retread facility.

Tarkwa

			2007	2006	2005
Open pit mining					
Waste mined		'000t	**85,508**	75,899	63,170
Ore mined		'000t	**22,074**	21,037	19,301
Head grade		g/t	**–**	1.2	1.3
Strip ratio		W:O	**4**	3.6	3.3
Processing					
Tons processed	Milled	'000t	**5,620**	4,687	3,189
	Heap leach	'000t	**17,019**	16,800	16,444
	Total	'000t	**22,639**	21,487	19,633
Yield	Milled	g/t	**1.5**	1.6	1.5
	Heap leach	g/t	**0.8**	0.9	1.0
	Combined	g/t	**1.0**	1.0	1.1
Gold produced	Milled	kg	**8,457**	14,638	4,685
	Heap leach	kg	**13,227**	7,422	16,366
	Total	kg	**21,684**	22,060	21,051
	Total	'000oz	**697**	709	677
Total cash costs		US$/oz	**333**	292	234
Net attributable earnings		Rm	**598.6**	445.2	304.0
		US$m	**83.1**	69.6	48.9
Capital expenditure		Rm	**775.6**	299.7	469.6
		US$m	**107.7**	46.8	75.6

OUTLOOK FOR 2008

The primary focus during F2008 will be on:

- Construction of CIL and heap leach pad expansion project
- Optimising grade blend from all pits to enable maximum mill throughput
- Gold production of 685,000 ounces
- Projected capital expenditure of US$185 million (R1.3 billion):
  - o US$72 million (R504 million) Tarkwa CIL plant
  - o US$37 million (R259 million) Tarkwa Teberebie cutback
  - o US$33 million (R231 million) Tarkwa North heap leach pad

DAMANG GOLD MINE

Review of F2007

- Gold production decreased by 20 per cent
- Damang Pit Cutback (DPCB) ahead of schedule
- Cost increase due to declining head grade and volume mined
- Phase one of East Tailings Storage Facility (ETSF) construction raise completed



Production: 187,887 ounces
Total cash costs: US$473 per ounce



11%

◼ Damang

F2007 CONTRIBUTION TO GROUP PRODUCTION



DAMANG GOLD MINE

OPERATING PROFIT (R'mil)

DAMANG EXPERIENCED A YEAR OF TEMPORARY DECLINE FOLLOWING THE DEPLETION OF VARIOUS HIGH-GRADE PITS AND THE DAMANG PIT CUTBACK (DPCB).

NET ATTRIBUTABLE EARNINGS TOTALLED US$11.4 MILLION AT AN AVERAGE GOLD PRICE OF US$636 PER OUNCE.




Bolgatanga
UPPER EAST
UPPER WEST REGION
Tamala
NORTHERN REGION
GHANA
BRONG AHAFO REGION
ASHANTI REGION
Kumasi
WESTERN REGION
EASTERN REGION
VOLTA REGION
GREATER ACCRA
CENTRAL REGION
Accra
Tarkwa
Takoradi
DAMANG

SAFETY, HEALTH AND ENVIRONMENT

Damang Gold Mine had a fatality free year in F2007 and has been fatality free since acquisition. The OHSAS 18001:1999 safety management system was recertified unconditionally.

A recertification audit confirmed the mine's continued conformance with the ISO 14001:2004 environmental management standard. Damang Gold Mine received the Ghana Environmental Protection Agency Award for the third consecutive year for being the most environmentally committed mining company in Ghana.

OPERATIONAL PERFORMANCE

Damang experienced a year of temporary decline following the depletion of various high-grade pits and the progression of the Damang Pit Cutback (DPCB).

The Juno 2 South West pit was depleted, as planned, resulting in a decrease in high-grade fresh ore mined towards the end of F2007. This decrease was offset by increased volumes from the lower grade B3 and fresh ore B4 stockpile material fed to the plant. Thus, the grade of ore treated during the year varied from 1.06 to 1.32 grams per ton. In total, 3.1 million tons of ore and 28.1 million tons of waste were mined.

The Kwesie North pit, which was an additional source of oxide feed to the plant, was depleted during F2007. In future, the Tomento pits will be the main source for the plant, while increasing volumes of fresh ore will be mined from the DPCB, minimising the requirement for lower grade fresh ore B3 stockpile material. The DPCB continues ahead of schedule and remains on track to deliver full production by late F2008.

Total gold production was less than the previous year at 187,857 ounces (F2006: 235,086 ounces). This was due to an equipment failure in the primary crusher, resulting in a major shutdown and several lost days of crushing high-grade fresh ore. Metallurgical recovery in the fourth quarter also decreased due to low CIL tank availability. Cash costs for F2007 averaged US$473 per ounce (F2006: US$341 per ounce). The cost increases were due primarily to the need for on-site power generation in response to national load-shedding requirements. In addition, there was an increase in tyres, fuel, liquid petroleum gas and sodium cyanide costs and a rise in the labour costs following a wage settlement during the second quarter F2007. A diesel hedge was put in place in July 2006 to cap diesel costs.

Exploration work during the year was completed across 12 geographically discrete palaeoplacer and hydrothermal project areas. All exploration activities have now been fully integrated into the environmental management system.

Revenue generated during the year was US$119.5 million, with an operating cost of US$88 million and a charge to Gold In Process of US$1.4 million, realising a net operating profit of US$30.2 million for F2007. Net attributable earnings totalled US$11.4 million at an average gold price of US$636 per ounce.

Capital expenditure for the year totalled US$31.7 million with major spend on mining the DPCB (US$23.4 million), the raising of East Tailings Storage Facility (ETSF) embankments (US$3.9 million) and the installation of an additional leach tank (US$1.5 million).

Damang

		2007	2006	2005
Open pit mining				
Waste mined	'000t	**28,109**	21,563	8,193
Ore mined	'000t	**3,141**	3,172	3,393
Head grade	g/t	**1.2**	1.47	1.62
Strip ratio	W:O	**9**	6.8	2.4
Processing				
Tons milled	'000t	**5,269**	5,328	5,215
Yield	g/t	**1.1**	1.4	1.5
Gold produced	kg	**5,843**	7,312	7,703
	'000oz	**188**	235	248
Total cash costs	US$/oz	**473**	341	282
Net attributable earnings	Rm	**81.8**	123.9	83.0
	US$	**11.4**	19.4	13.4
Capital expenditure	Rm	**227.9**	163.8	65.9
	US$	**31.7**	25.6	10.6

OUTLOOK FOR 2008

The primary focus during F2008 will be on:

- Completing the seventh CIL tank to increase metallurgical recovery through increased residence times

- Progressing of Damang Pit Cut Back (DPCB) mining to increase high-grade fresh ore supply to the plant

- Improving gold production as additional higher grade ore becomes available

- Completing the ETSF construction to the final design elevation

- Capital spend of US$27.3 million on the following major projects:

  o DPCB US$15.0 million

  o East Tailing Storage Facility US$3.2 million

  o Seventh CIL tank US$1.1 million

  o Exploration US$2.1 million

  o Mill feed equipment US$1.7 million

Review of F2007



- **Production constrained by water shortage**
- **Strategies put in place to access new water sources**
- **Recapitalisation of process plant on track**
- **Resources and reserves increased net of depletion**

Production: 54,600 ounces
Total cash costs: US$523 per ounce



0.1%

Choco 10

F2007 CONTRIBUTION TO GROUP PRODUCTION



CHOCO 10 GOLD MINE

OPERATING PROFIT (R'mil)

DURING THE YEAR UNDER REVIEW THE GROUP'S ATTEMPTS TO BRING CHOCO 10 TO FULL PRODUCTION WERE BESET BY EQUIPMENT FAILURE, LACK OF ADEQUATE PROCESS WATER VOLUMES AND INDUSTRIAL ACTION.



SAFETY, HEALTH AND ENVIRONMENT

Choco 10 Gold Mine had a fatality free year in F2007.

Environmental permitting issues and initiatives to access new water sources diverted environmental capacity, but the mine continues to move towards ISO 14001:2004 certification for F2008.

The first staff health baseline survey was completed to support occupational health initiatives.

OPERATIONAL PERFORMANCE

During the year under review the Group's attempts to bring Choco 10 to full production were beset by a number of difficulties. Production was impacted negatively by the failure of the ball mill drive train which affected plant throughput for 29 days during the first quarter of F2007. This was followed by the continued lack of adequate process water volumes to run the plant at full capacity and increasingly restricted plant availability throughout the year. Due to below-average rainfall, water levels in the reservoir supplying the mine remained low. A permit application to draw water from the Yuruari River was lodged but was still pending at year-end. In addition, the mine developed a borehole field to develop a longer term reliable water source to supplement the mine's needs. The mine also held discussions with underground mines in the area to take their excess water. Choco 10 engaged with a variety of outside parties to further the complex permitting process to access new water sources but progress has been limited to date. These measures

are expected to have a positive impact on plant availability during F2008.

The water shortage was aggravated by two incidents of strike action, which cost a total of 21 working days. Concerns among local small-scale miners about access to ore also complicated the relationship with the trade union as both small-scale miners and union members come from the same communities. These events arose from the need for Gold Fields management and organised labour to recognise the widely differing approaches to industrial relations negotiations each party brings to the table. Gold Fields remains committed to becoming an employer of choice in the area and believes that a wide range of the issues raised by the union are matters of implementation rather than still requiring negotiation.

During the year, mining continued in the Pisolita, Coacia and Rosika pits but at lower levels than anticipated due to reduced plant availability and the industrial action during the second and fourth quarters of F2007.

Mill throughput deteriorated during the year due to a shift in ore type from hardrock to saphrolite ore and the shortages of process waters. The problem was most severe during the third and fourth quarters of F2007. It is encouraging, however, that when water was available, the mill throughput rates were slightly above nameplate capacity. The upgrade of the process plant progressed well throughout the year.

Total gold production was below expectations at 54,600 ounces. Total cash costs for the year averaged

US$523 per ounce as a result of rising processing costs due to lower production, buying in process water, increased reagent use and contractor costs associated with mill repairs and refurbishments.

Revenue generated during the year was US$36 million with an operating cost of US$40.1 million and a Gold In Process credit of US$4.9 million, realising an operating profit of US$0.9 million for F2007. Net attributable loss totalled US$4.8 million at an average gold price of US$647 per ounce.

Capital expenditure for the year totalled US$22.9 million, incurred mainly in the capitalisation of exploration work and on plant upgrade and other infrastructure.

Exploration work during F2007 progressed well and continues to improve and extend the definition of the down-dip extension of the VBK mineralisation with a view to commencing a feasibility study. High-grade mineralisation is now defined over a strike-length of 800 metres and remains open both along length and down-dip, confirming our view of the long-term opportunities presented by the region.

Choco 10

		2007	2006[1]
Open pit mining			
Waste mined	'000t	**4,657**	1,296
Ore mined	'000t	**1,102**	449
Head grade	g/t	**1.76**	1.92
Strip ratio	W:O	**4.2**	2.9
Processing			
Tons milled	'000t	**1,001**	454
Yield	g/t	**1.7**	1.7
Gold produced	kg	**1,699**	787
	'000oz	**54.6**	25.3
Gold sold	'000oz	**55.7**	28.3
Total cash costs	US$/oz	**523**	294
Net attributable (losses)/earnings	Rm	**(35.0)**	21.0
	US$m	**(4.8)**	3.3
Capital expenditure	Rm	**165.0**	21.0
	US$m	**22.9**	3.3

[1]For the four month period ended June 2006

OUTLOOK FOR 2008

The primary focus during F2008 will be on:

- Restoring production to a level that maximises the use of infrastructure on site

- Finalising the collective bargaining agreement

- Developing relationships with all stakeholders to secure key permits

- Further defining the VBK exploration target

- Capital expenditure of US$29.8 million to focus on:

  o the Yurari River pipeline to secure water supply – US$5 million

  o US$8 million exploration

OPERATIONAL REVIEW

Review of F2007

- **Delta North and Thunderer pits brought into production**
- **Belleisle underground project approved and development commenced**
- **Costs were impacted by escalating consumable costs, higher power and fuel costs and higher open pit volumes mined**



Production: 487,000 ounces
Total cash costs: US$424 per ounce



11%

■ St Ives

F2007 CONTRIBUTION TO GROUP PRODUCTION



ST IVES GOLD MINE

OPERATING PROFIT (R'mil)

THE FEASIBILITY STUDY FOR THE LEVIATHAN CUTBACK WAS COMPLETED AND APPROVED. THE PROPOSED BELLEISLE UNDERGROUND PROJECT, TO BE ACCESSED FROM THE MARS OPEN PIT, WAS APPROVED AND DEVELOPMENT COMMENCED.



Darwin
Derby
Cairns
NORTHERN TERRITORY
WESTERN AUSTRALIA
QUEENSLAND
Newman
AUSTRALIA
Leinster
SOUTH AUSTRALIA
Brisbane
Kalgoorlie
NEW SOUTH WALES
Perth
Sydney
Canberra
ST IVES
Adelaide
VICTORIA
Melbourne
TASMANIA
Hobart

SAFETY, HEALTH AND ENVIRONMENT

St Ives remained fatality free for F2007. The site, however, recorded six lost time injuries for the year, which was extremely disappointing. By year-end, St Ives achieved a serious injury frequency rate of 16.68, the lowest rate recorded in the past 10 years of operation.

During the year, the operation implemented the Zero Incident Programme (ZIP), a behaviour-based safety awareness system commencing with the senior management team and some key business partners.

The mine underwent recertification audits and was certified compliant with AS4801:2000 Occupational Safety and Health Management Systems and ISO 14001:2004 environmental management standard.

OPERATIONAL PERFORMANCE

In the Leviathan complex, the East Repulse underground mine ceased production during the first quarter of F2007 and most subsequent underground material was sourced from Conqueror. This decrease in underground volumes was only partially offset by higher grade material from Argo.

During the first half of F2007, stripping ratios and pit volumes decreased as the Mars pit approached its end of life and the Delta North and Thunderer pits came into production. Dilution control was improved through the use of a smaller excavator at the Agamemnon pit. During the second half of the year, stripping ratios again increased with the development of the North Revenge pit and the ongoing development of the Bahama pits. The majority of the ore for the year was mined from the Thunderer and Delta North pits although North Revenge and Leviathan pits contributed to production from the end of the third quarter of F2007.

The mill operation remained in line with expectation, but was constrained by the capacity of tailings handling systems limiting the oxide volumes as a percentage of total throughput. Gold recovery from the heap leach varied during the year due to slow-leaching Mars pit ore that was previously stacked. The installation of the agglomeration drum to improve heap leach recoveries, was completed in the final quarter of the year. All new agglomerated product was placed on the recently constructed stage 3 heap leach pad. This will enable a quantitative assessment to be made of the impacts of agglomeration on recovery.

The feasibility study for the Leviathan cutback was completed and approved. The proposed Belleisle underground project, to be accessed from the Mars open pit, was approved and development commenced. The mine is expected to contribute to gold production during the last quarter of F2008.

Total gold production decreased slightly to 487,000 ounces (F2006: 496,400 ounces). Total cash costs for the year averaged A$540 per ounce (US$424 per ounce), an increase from A$453 per ounce (US$339 per ounce) for F2006. This was caused mainly by rising input costs, principally power, fuel and accelerated waste charges, together with an exchange rate impact.

Under the terms of the royalty arrangement pertaining to St Ives, the 10 per cent price participation royalty on a gold price above A$600 per ounce remained in effect during the year. The impact of this for the full year was A$9.9 million (US$8.6 million at US$16.65 per ounce).

Revenue generated during the year was A$395.6 million (US$310 million) with an operational cost of A$262.7 million (US$206.2 million) and a Gold in Process adjustment of AS$4.9 million (US$3.8 million). Operating profit amounted to A$128 million (US$100.4 million) for F2007.

Capital expenditure for the year totalled A$96.6 million (US$75.8 million) with A$20 million being spent on underground capital development at Argo, Belleisle and Cave Rocks. A$16.5 million was also spent on processing capital, including construction of the heap leach pad 3, and the purchase and installation of an agglomeration drum to improve recoveries. Exploration

expenditure of AS$25.4 million was also included in the capital expenditure.

Exploration work during F2007 focused on improving the understanding of the mineralisation discovered in the Boulder/Lefroy corridor through a programme of stratigraphic diamond drill holes as well as blanket coverage of a large proportion of the prospective areas of the tenements with aircore holes. This has generated a significant number of targets that will be followed up in F2008.

Although at a high level, labour turnover has stabilised at levels in line with that of our peers. Active strategies for labour recruitment and retention are being put in place.

St Ives

			2007	2006	2005
Open pit mining					
Waste mined		'000t	–	19,743	23,701
Ore mined		'000t	3,928	4,487	3,738
Head grade		g/t	2.23	1.89	1.79
Strip ratio		W:O	6.83	4.40	6.34
Underground mining					
Ore mined		'000t	133.6	1,771	2,134
Head grade		g/t	5.28	4.59	5.52
Processing					
Tons processed	Milled	'000t	4,669	4,567	4,052
	Heap leach	'000t	2,090	2,123	2,280
	Total	'000t	6,759	6,690	6,332
Yield	Milled	g/t	3.27	3.3	3.7
	Heap leach	g/t	0.9	0.9	0.6
	Combined	g/t	2.2	2.3	2.6
Gold produced	Milled	kg	14,176	14,404	15,107
	Heap leach	kg	969	1,036	1,286
	Total	kg	15,146	15,440	16,393
	Total	'000oz	487.0	496	527
Total cash costs		A$/oz	540	453	447
		US$/oz	424	339	336
Capital expenditure		Rm	545.8	336.5	636.0
		US$m	75.8	52.6	102.4
Net earnings – Total Australia[1]		Rm	298.6	251.8	151.1
		US$m	41.5	39.3	24.3

[1] *As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit*

OUTLOOK FOR 2008

The primary focus for F2008 will be on:

- Reviewing the Lefroy mill tailings handling system with a view to removing bottlenecks

- Developing the cutback to the Leviathan open pit to become a future base load for ore supply to Lefroy mill and heap leach processing facilities

- Developing the Belleisle underground project and first ore production

- Developing the Cave Rocks underground mine to the north of Lake Lefroy

- Continuing exploration activity with a focus on early stage targets

- Capital expenditure of A$88.6 million (US$75 million) to focus on exploration and underground development of Argo, Belleisle and Cave Rocks

OPERATIONAL REVIEW

Review of F2007

- Songvang open pit grades lower than expected
- Waroonga underground performance well below expectations due to lengthy delays in a past fill plant
- Good progress with heritage surveys made to secure future land access for exploration activities



Production: 212,400 ounces
Total cash costs: US$295 per ounce



5%

Agnew

F2007 CONTRIBUTION TO GROUP PRODUCTION



AGNEW GOLD MINE

OPERATING PROFIT (R'mil)

EXPLORATION WORK DURING F2007 FOCUSED ON FURTHER DRILLING TO IMPROVE THE DEFINITION OF THE VIVIEN PROJECT AND THE ADVANCEMENT OF LAND ACCESS TO FACILITATE EXPLORATION ACCESS FOR DRILLING OF OTHER TARGETS.



Darwin
Derby
Cairns
NORTHERN TERRITORY
WESTERN AUSTRALIA
QUEENSLAND
Newman
AUSTRALIA
Leinster
SOUTH AUSTRALIA
Brisbane
Kalgoorlie
AGNEW
Perth
NEW SOUTH WALES
Sydney
Canberra
Adelaide
VICTORIA
Melbourne
TASMANIA
Hobart

SAFETY, HEALTH AND ENVIRONMENT

Agnew has remained fatality free since acquisition and by the end of F2007 had been free of lost day injuries for 269 consecutive days.

The mine underwent recertification audits and was certified as compliant with AS4801:2000 Occupational Safety and Health Management Systems and the ISO 14001:2004 environmental management standard.

OPERATIONAL PERFORMANCE

After a promising first quarter, gold production declined due to lower grades from the Songvang pit and lower tonnages delivered from Main lode and from Kim lode. Constraints on availability of skilled personnel led to delays in the construction of the paste fill plant which impacted on stoping activities at Waroonga underground, resulting in reduced performance. The paste fill plant was fully operational by the year-end.

Kim lode has now been depleted and mining has shifted to Kim South lode. Ore mining at the Songvang pit continued to increase whilst average stripping ratios fell from 17 during the first quarter to 1.6 by year-end as the pit deepened and mining reached the main orebody. During the second half of the year, Songvang's grades also improved.

Total gold production was slightly down at 212,400 ounces from the F2006 record production of 222,400 ounces. Total cash costs for the year averaged A$377 per ounce (US$ 295 per ounce) (F2006: A$355 per ounce (US$266 per ounce)). Increased input costs, principally labour, fuel, and reagents, contributed to this. Capital pre-strip of Songvang was completed in the second quarter with expensing of internal waste mining occurring from the second quarter F2007, which increased operating costs by A$19 million.

Revenue generated during the year was A$173.7 million (US$136.3 million) with an operating cost of A$91.5 million (US$71.8 million), realising an operating profit of A$106.7 million (US$83.8 million) for F2007 at an average gold price of US$642 per ounce.

Capital expenditure totalled A$36.4 million (US$28.6 million), most of it incurred during the first two quarters for the Songvang pre-strip and ongoing development of the Waroonga underground complex. Capitalised exploration expenditure amounted to A$9 million (US$7 million).

Exploration work during F2007 focused on further drilling to improve the definition of the Vivien project and the advancement of land access to facilitate exploration access for drilling of other targets.

Labour turnover continued at unacceptably high levels among both staff and contractor workforces. Labour-related measures aimed at retaining more experienced staff through increased flexibility in company benefits, were put in place.

Agnew

		2007	2006	2005
Open pit mining				
Waste mined	'000t	–	13,836	12,217
Ore mined	'000t	**1,532**	863	448
Head grade	g/t	**258**	2.13	2.22
Strip ratio	W:O	**6.08**	16.04	27.26
Underground mining				
Ore mined	'000t	**394**	452	486
Head grade	g/t	**11.69**	12.10	12.07
Processing				
Tons milled	'000t	**1,323**	1,323	1,170
Yield	g/t	**5.0**	5.2	5.6
Gold produced	kg	**6,605**	6,916	6,609
	'000oz	**212**	222	213
Total cash costs	A$/oz	**377**	355	310
	US$/oz	**295**	266	233
Capital expenditure	Rm	**205.7**	117.7	206.2
	US$m	**28.6**	18.4	33.2

OUTLOOK FOR 2008

The primary focus for F2008 will be on:

• Maintaining gold production at similar levels to F2007

• Increasing cash costs due to paste fill underground and draw down of Songvang ore stockpiles

• Ramping up Waroonga Underground production to budgeted rates with the continuous retreat and paste fill mining method

• Continuing to address high staff turnover

• Increasing exploration activity both adjacent to existing deposits and further afield

• Capital expenditure planned at A$30 million (US$25.7 million) mainly on the following projects:

    o A$8.2 million (US$7 million) Kim underground

    o A$9.4 million (US$8 million) for exploration

GROWING GOLD FIELDS



STRATEGY FOR GROWTH

DEVELOPMENT PROJECTS

GLOBAL EXPLORATION

MINERAL RESOURCES AND RESERVES

STRATEGY FOR GROWTH

Shortly after its formation in 1998, Gold Fields realised that emulating the business models of the established North American senior gold producers would not be appropriate. Accordingly, the Group has developed and is implementing a strategy that differentiates it from its senior competitors on two basic levels:

- The quality and scale of its assets; and
- Its approach to growth.

Asset strategy

Recognising the growing global shortage of quality gold assets, Gold Fields has always sought to own and operate a few, large high-quality, long-life gold assets that meet its Franchise criteria. Limiting the size and spread of its asset base allows it to understand, manage and optimise its mines more effectively in a business that is extremely management intensive. While the Group has one of the longest reserve lives in the industry, it owns between one-half and one-third the number of mines of its peers.

The long-life nature of Gold Fields' assets is undisputed, as shown in the table of reserve life portfolio below.

Reserves (Moz)


140
120
100
80
60
40
20
0
10*
21*
10*
18*
27*
Harmony
AngloGold
Gold Fields
Newmont
Barrick

**Number of mines*

The significance of this robust ore reserve position is that it provides stable operating levels at most operations and reduces the constant need to replace rapidly declining ore reserves, that faces many of its peers. This is particularly important in an environment of high asset prices. This stability and continuity of production are critical in meeting the ongoing pressure on unit costs.

Growth strategy

The Group has relied on its competitive strengths in developing its growth strategy. Gold Fields has successfully diversified internationally without becoming embroiled in competition for major corporate deals.

The Group's growth strategy has followed the hierarchy as illustrated below, recognising that the greatest value is generally created by those activities closest to the bottom of the pyramid.

The key element of the strategy has been to focus on value creation, which is possible only if:

Growth – Value Pyramid


Standalone M+A
Unloved
Right places
Under-valued
District Consolidation
Bolt on acquisitions
Competitive Advantage
• Regional
• Infrastructure
• Technical
• Financial
Projects
Greenfields
Brownfields
Extracting the maximum value
Exploration
Greenfields
Brownfields
Pursuing the right styles in the right terrains
Expand existing mines

- Competitive situations are avoided or minimised;
- A particular value or synergy is present in either the acquisition, its development or the operation of the mine;
- The deal builds on or leverages existing Gold Fields assets; and
- It plays to our competitive advantage.

This approach to growth has proved successful and, together with the quality and longevity of its asset base, accounts for the Group's generally superior returns to those of its peers over a range of valuation periods.

The core global growth of the Group flows from the above-mentioned criteria and its 2004 commitment to expanding international production by a further 1.5 million ounces by the end of 2009. However, this commitment is not to the exclusion of exceptional opportunities that may arise in South Africa, such as the South Deep acquisition, which is an excellent addition to the Gold Fields portfolio and in no way detracts from the commitment to international expansion.

The growing spread of the Group around the world requires ongoing refinement of Gold Fields' operating philosophy and organisational structure. Central to this is its commitment to the concept of a simple corporate structure where decentralisation to regional executive committees and mine management teams delivers local accountability and appropriately skilled personnel closer to each job. Maintaining a clear definition of roles and responsibilities is critical for the functioning of a simple and effective performance management system.

The corporate functions remain focused on the delivery of expertise and thought-leadership, providing the 'glue' that builds a common approach for the globalising workforce. They also promote the Franchise by providing the expertise to ensure well communicated policies, effective internal processes and controls, and the maintenance of philosophies and standards through a support, rather than a direct management role.

CONSOLIDATING THE SOUTH AFRICAN BASE

During the year, Gold Fields committed some R25 billion to investments in South Africa through the South Deep acquisition and the decision to proceed with the

Driefontein 9 shaft project. This remarkable commitment demonstrates three realities; that South African deep-level mining reflects Gold Fields' core competency and competitive advantage; that much of the world's undeveloped ore reserves are located in South Africa; and that South Africa remains one of the preferred gold mining environments in the world today, with excellent infrastructure and services, sound regulation, security of tenure, a well established mining industry and limited competition.

The Driefontein 9 sub-vertical shaft depth extension is a five-year sinking and equipping project designed to access an additional 8.5 million ounces of reserves that will extend the life of the Driefontein operation by at least an additional 13 years to approximately 2035. Once fully operational, the sub-vertical 9 shaft system will be the deepest mine in the world.

The South Deep acquisition was the largest and most complex Gold Fields has ever executed because of:

• The multiple ownership of the mine;

• The poor financial condition of Western Areas Limited; and

• The encumbrance of a hedge book with a large negative marked to market liability.

South Deep is one of the most important developing gold mines in the world with reserves of 30.6 million ounces contained in a resource of 66.8 million ounces. Its acquisition constitutes a decisive and logical addition to the Gold Fields Franchise of high-quality long-life mines. The project will leverage Gold Fields core competencies of deep-level mining and highly efficient bulk mechanised mining.

South Deep is located adjacent to the Group's Kloof Mine and we were, therefore, confident of the advantage this gave the Group in understanding the current and future opportunities and needs of the orebody. The resultant synergies will be developed on a number of levels, such as:

- The acceleration of access to the South Deep orebody; and

- The commercial and financial benefits flowing from consolidating much of the operations.

The integration of South Deep into Gold Fields and the realisation of the long-term synergies that feed through to the bottom line, are the highest priority for the Group in South Africa. The acquisition has also given the Group one of the longest reserve lives in the industry.

The strength of Gold Fields' asset base has provided the platform from which to grow internationally. The South Deep acquisition and the Driefontein shaft extension project, together with the approval of the new-order mining rights, provide Gold Fields with a solid foundation from which to pursue its commitment to further international growth.

FOCUSING ON FURTHER INTERNATIONAL GROWTH – 2007

Notwithstanding the demands of the South Deep transaction, Gold Fields' international growth programme was unaffected with the first priority being to ensure the sustainability of the Group's existing non-South African operations. To this end, the following mine life extension projects were initiated during F2007:

- Tarkwa CIL plant and heap leach expansion; and

- St Ives Leviathan project.

In addition, a brownfields exploration spend of US$42 million is forecast for F2008.

Furthermore, the Group continued to advance the development of the following three important greenfields projects:

- Cerro Corona Project – Peru;

- Essakane Project – Burkina Faso; and

- Arctic Platinum Project – Finland

GROWTH STRATEGY BEYOND 2007

Of the original target of adding 1.5 million ounces of international gold by 2009, 600,000 ounces remain to be achieved by year-end 2009. The continued international growth will likely be sourced from the following hierarchy of approaches:

- District consolidation – 'bolt-on' acquisitions;

- Organic growth – mine expansion; and

- Greenfields exploration.

In the short term, the Group will continue its focus on growth efforts in those regions of the world where it already has an operating presence, the desired critical mass and the perceived opportunities, preferably located immediately adjacent to existing assets. With successful growth secured through South Deep and Cerro Corona, in particular, the Group has tightened its targeting criteria from the 'rule of two's' to 'rule of fives'. The former referred to targeting assets clearly capable of supporting 200,000 ounces per annum from 2 million ounces of reserves. The latter reflects the need to pursue assets closer to 500,000 ounces of annual production, such as Cerro Corona, in order to maintain the Franchise of a few large high-quality, long-life assets.

CERRO CORONA

During the year, the Cerro Corona project continued to gain strong support among its local and more distant stakeholder communities through a strategy of active, transparent community engagement and co-operative development initiatives (see the Stakeholder Engagement and Investing in Communities sections pages 95 and 128). The bulk of these efforts remained focused on ensuring that local communities perceived the direct benefit of the project through the employment it generated and the use of local contractors in the construction phase. At the start of F2007, some 600 local residents were employed on the project, either directly by the Group or through various contractors. During the year, this figure fluctuated between 500 and 900 residents.

In the light of this, it was disappointing that an illegal road blockade of the project commenced in mid-October 2006. The blockade was motivated by local political activity ahead of the November mayoral elections, with demands focused on increased employment of local residents and the increased use of local contractors, despite Gold Fields having already exceeded commitments made in both respects. On site, however, it was clear that this action was not supported by the majority of residents living near the project who immediately suffered the negative effects of the blockade imposed by people from outside the area.

The local support, coupled with continuous dialogue with Peruvian ministry officials, assisted in achieving the speedy lifting of the blockade which, nonetheless, caused three weeks' lost construction time on site. Once work resumed on 15 November 2006, the mining operations quickly returned to pre-stoppage.

There were no significant on-site environmental incidents during F2007 and with only a single lost time injury, safety performance was excellent for a project of this nature.

On the operations front, a complete management complement, along with a mining and geology operations teams, was established during the year. The first half-year saw mining volumes in the Cerro Corona surface mine ramped up to volumes of approximately 1.0 million tons per month. Most of the resource, grade control, mine planning and control systems are well established.

Through the year, some 7.7 million tons were mined, made up of roughly 20 per cent oxide ores and 80 per cent overburden. Oxide ores, which have an average grade of approximately 1.6 grams per ton, are being stockpiled for treatment at a later date. It was originally planned to toll-treat this ore at a local, independently owned heap leach operation but this was not pursued because of the unattractive economics and the realisation that treating this ore in-house would provide better returns.

The surface mining was ramped down during the last quarter of F2007 as the mining faces exposed sulphide ore and the mining fleet focused on quarrying materials for bulk earthworks and structures.

During the year, the focus of project development activities shifted from engineering and procurement to large-scale on-site activity. The first half-year saw a focus on site preparation and topsoil recovery, temporary and permanent man-camp installation, rainfall run-off control, road rehabilitation and bulk earthworks for the various construction platforms. By the beginning of the third quarter, the construction contractor was moved on site and activity shifted to the erection of the process plant. Civil and earthmoving work in this period focused on construction of the various large haul roads required to access the tailings management facility (TMF) embankment and preparation of the TMF embankment footprint.

By year-end, three important milestones had been achieved on the construction front:

• No 1 haul road had access to the TMF embankment;

• The TMF embankment footprint had been cleared and prepared for commencing the actual construction of the TMF; and

• The 24-foot diameter SAG mill shell had been placed in position on its pedestal.

Furthermore, the majority of the engineering work had been completed while the procurement of all major equipment was sufficiently advanced and on schedule to be removed from the critical path of the project. All major construction packages had also been placed with the various contractors.

The greatest challenge on the engineering front has been the finalisation of the design for the TMF. In view of the complexity and scale of this large structure in the very rugged terrain of the Andes, a rigorous internal and external review process was undertaken throughout the year. This included establishing an Independent Geotechnical and Tailing Dam Review Board (IGTRB) which assessed and approved the final design specifications for the structure.

Project management has been severely complicated by the shortage of skills and services from outside engineering companies. Consequently, the Group established a project management team made up largely of its own employees to manage all aspects of the project. This has worked exceptionally well to date

and has helped to develop Gold Fields' project management capacity.

Completion remains on track for January 2008 with the project being expected to commence ore treatment in the same month, culminating in the shipment of concentrates in the third quarter of F2008. Based on this schedule, full production should be achieved by the end of F2008. The greatest risk to maintaining the schedule relates to productivity in the construction and emplacement of both the bulk fill material and the engineered rock zones in the TMF embankment, with extreme weather or community activism presenting the major threats.

By year-end, the cumulative project commitments on construction had reached US$282 million with cash expenditure to date of US$216 million. To date, the total capital construction cost forecast of the Cerro Corona project remains at US$343 million. However, there is still considerable construction work to be done before completion of the project by end of the second quarter F2008. In particular, a large portion of the remaining construction effort and expenditure is associated with the TMF embankment construction, the productivity of which will determine final cost and schedule.

At full production, the project is expected to produce over its life, on average some 150,000 ounces of gold and 26,000 tons of copper in concentrate per annum, exceeding this in the first few years. Total cash costs are currently estimated at approximately US$300 per gold equivalent ounce, in the first full year of production. However, this level can be affected by copper prices, to which the smelting charges are geared, along with any further moves in major input commodity prices.

ESSAKANE

During F2006, work on the Essakane project in Burkina Faso focused on exploration and the generation of a resource for feasibility purposes. A resource of 2.4 million ounces (at 1.0 gram per ton cut-off grade) was reported, but it was recognised that a significant re-assay programme was needed to increase confidence in grade estimates, which was complicated by a high nugget effect in the orebody.

During the initial phase of this extensive programme in F2007, delays were experienced due to the inability of domestic laboratories to provide assaying services of an acceptable quality. These issues were resolved and the re-assay data was used to update the resource model for the Bankable Feasibility Study (BFS) by mid-year F2007.

BFS work commenced in the second half of F2007 and is due for completion in the first quarter of F2008. Upon finalisation of the BFS, Gold Fields will increase its ownership from 50 to 60 per cent. During F2007, Gold Fields also executed the project commercial and operating agreements with its partner, Orezone Resources Inc.

The project team has maintained an active presence on the Essakane site and has developed an in–country capacity in Burkina Faso. A policy of active engagement with the local communities was maintained to manage expectations of the project's future benefits prior to the project approval stage. However, the project made a number of targeted contributions to the expansion of the local social infrastructure with the explicit proviso that the community or local government commit to their sustainability in the event of the project not proceeding. (See Investing in Communities section page 129).

At mid-year, resources reporting within a US$650 per ounce shell at 1.0 gram per ton cut-off, are estimated at 43 million tons at 2.4 grams per ton for a total of 3.3 million *in situ* ounces. Approximately 80 per cent of this inventory remains classed as an indicated resource.

At this stage, the feasibility study is targeting a project involving the conventional surface mining and treatment of 5.4 million tons of ore per annum from the Essakane deposit. Processing will involve conventional CIL treatment and the project is expected to produce approximately 300,000 ounces of gold per annum. Total cash costs on the initial years of the project's life are estimated at between US$300 and US$350 per ounce.

It is expected that the feasibility study will be completed successfully in the first quarter of F2008. In that event, it is anticipated that permitting and negotiations of the mining convention with the government will be concluded by the end of the second quarter F2008. Should a decision be made to proceed with the project at that point, the project operations are expected to commence in the third quarter of F2010.

ARCTIC PLATINUM PROJECT

During F2007, North American Palladium Finland OY (NAPF), a wholly-owned subsidiary of North American Palladium Limited (NAP), continued its earn-in into the Arctic Platinum Project in Finland and further drilling of certain deposits at Arctic Platinum Project (APP) was completed. The results of this programme are currently under review which, along with the evaluation of a range of processing options for the project, will result in a pre-feasibility study being issued shortly by a third party engineering consultancy. This will provide the basis for NAP completing a feasibility study during the last quarter F2008.

APP resource statement (100%)

| Classification | Tons (Mt) | Grade 2PGE + Au (g/t) | Metal 2PGE + Au ('000 oz) | Individual metal grades 2007 | | | | |
				Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Measured	38.6	2.34	2.907	1.75	0.44	0.15	0.23	0.10
Indicated	54.0	2.03	3.522	1.52	0.37	0.14	0.23	0.09
Inferred	75.7	2.54	6.173	1.93	0.50	0.10	0.15	0.07
Total	**168.3**	**2.33**	**12.601**	**1.76**	**0.45**	**0.12**	**0.19**	**0.09**



GLOBAL EXPLORATION

During F2007, Gold Fields spent US$47 million on near mine exploration and US$41 million on greenfields exploration – a total exploration spend of US$88 million. The year also marked a significant evolution in the approach to exploration against the background of two considerations:

• A global shortage of quality gold projects; and

• Immense liquidity from the equity markets presently funding juniors thereby reducing the scope of conventional earn-in deals.

This has necessitated an increase in the generative effort within the exploration group to develop new opportunities in under-explored areas, and a change in the nature of business and deal-making relationships regarding exploration.

With the Group's success in building a growth pipeline with the acquisitions of Cerro Corona, South Deep and Choco 10, Gold Fields has also tightened its project size criteria. This places greater emphasis on exploring new locations that are able to host Gold Fields Franchise assets and brings fresh conceptual thinking to bear on more mature regions.

To meet this demand, project generation focuses on high-quality exploration targets in emerging belts/camps worldwide based on three selected deposit types, namely: Au-Cu porphyries, high sulphidation epithermal systems and sediment-hosted orogenic gold deposits. The objective is to develop a pipeline of early stage discoveries that have the potential to develop into world-class gold mines.

As part of this generative effort, Gold Fields continues its worldwide search for new project areas using its internally developed Global Business Area Rating (GBAR) tool.

GBAR is based on an exhaustive analysis of consolidated data from areas with potential mineralisation in various regions of the world. It assists in increasing the probability of finding Gold Fields Franchise assets and places great emphasis on finding the three selected deposit types. GBAR involves the ranking of approximately 125 gold sub-provinces. Of these, 26 were evaluated in greater detail, generating some 150 targets that will form the basis of our early-stage acquisitions in future.

Apart from the search for countries and provinces that have the geological potential to host Gold Fields calibre mines, considerable effort is also being expended by the exploration and corporate development groups on assessing which countries are likely to be amenable to large-scale future mining. Against the background of rapidly declining gold reserves, the Group's approach is one of managing and pricing in risk rather than general risk aversion.

In the light of the current market conditions and the need to facilitate entry points into new countries, Gold Fields has continued to seek out value-adding opportunities through strategic partnerships to access regions viewed to be of long-term strategic significance. An example of this is our alliance with Sino Gold. China is of material importance for the future of the gold sector, both as a producer and eventual retail market for gold products. Through the alliance, we have gained the early-mover advantage in the sector's search for world-class gold assets in this highly prospective country. Entering into alliances, or securing an equity stake in junior exploration companies with concomitant rights to participate in joint venture projects, is an established model for Gold Fields and has proved an effective method to mitigate the risks and start-up costs associated with entering new political jurisdictions.

With five regional exploration offices situated in key strategic locations around the world, Gold Fields is well positioned to take advantage of these types of opportunities when they arise. Our exploration team networks effectively with the global mining industry, and is capable of acting quickly to both capitalise on, and generate exploration opportunities at all stages of the development cycle.

Progress during F2007 on some of the Group's important exploration projects, is summarised below.

KISENGE PROJECT

At the 80 per cent owned Kisenge Project in the Katanga Province of the Democratic Republic of the Congo, a total of 135 aircore holes totalling 4,176 metres and 15 diamond holes totalling 2,352 metres were drilled during F2007. Approximately 15 per cent of the Phase 2 programme has been completed and entailed drill-testing seven targets along a 100 kilometre belt of anomalous gold mineralisation. To date, drilling at Mpokoto has outlined three stacked, shallowly-dipping mineralised horizons (4 to 28 metres thick, grading between 1.0 and 3.5 grams per ton Au) hosted in deformed metasediments and tested over approximately only 500 metres of strike along a seven kilometre mineralised trend. The results, together with earlier exploration data, suggest the association of gold mineralisation with conglomerates that have geologic analogues to the Damang Mine in Ghana. The drilling programme at Mpokoto, Kajimba and several other targets will continue for most of F2008. Additional regional reconnaissance work will be conducted to identify further targets to be followed up.

SANKARANI PROJECT

At the Sankarani Project in Mali, Gold Fields is earning a 65 per cent project interest from Glencar Mining plc. To date, just over US$2.5 million has been expended giving Gold Fields an effective 25 per cent interest in the project. 168 holes totalling approximately 12,500 metres were drilled. The initial drilling was completed early in F2007 and follow-up RC drilling took place on the Kabaya South target during the second half of F2007. Gold Fields has the right to increase its stake in the project to 51 per cent by spending an additional US$1.5 million by the end of the second quarter F2008.

CONSOLIDADA DE HUALGAYOC JOINT VENTURE

In Peru, Gold Fields entered into a 50:50 joint venture with partner Buenaventura in the fourth quarter of F2007 to explore the Hualgayoc District surrounding our Cerro Corona project. The combined mineral concession of the two partners totals 14,664 hectares. The agreement allows Gold Fields to secure 60 per cent of any Cu-Au resource that can be processed at Cerro Corona, or of a stand-alone gold resource greater than 2 million ounces. Nine priority targets have been identified to date, with drilling at the Cerro Jesus, Titan-Arabe and Quijote targets planned for the first half of F2008.

DOMINICAN REPUBLIC JOINT VENTURE

At the GoldQuest joint venture in the Dominican Republic, drilling tested three early stage epithermal targets (Hondo Valle, Escandalosa and La Resbalosa) with disappointing results. However, geologic mapping and IP resistivity surveys at the Cerro Dorado, Piedra Iman and Josefina targets have defined attractive drill targets which have been selected to be drilled in the first half of F2008. Follow-up work in the Loma Viejo Pedro and Los Jengibres concessions has identified new zones of gold mineralisation with gold values up to 18 grams per ton in rock chip samples. More detailed work, including mapping and geophysics, will be completed during the first half of F2008 to define initial drill targets for these new areas.

GOLD FIELDS-SINO GOLD ALLIANCE

As mentioned previously, Gold Fields finalised the agreement governing the strategic alliance with Sino Gold Limited. Gold Fields will contribute its technical and operational expertise to the joint venture while benefiting from Sino Gold's track record and experience as an operator in China, which will be of strategic benefit in bringing any project to production.

In terms of the agreement, Gold Fields exploration properties in China and its operating staff were transferred to Sino Gold, with both parties co-funding future exploration focused on projects greater than 5 million ounces. The initial focus for the alliance is to acquire porphyry Cu-Au and high sulphidation epithermal targets throughout China. Following a significant equity investment of US$48.7 million by Gold Fields in Sino Gold in the second half of F2007, Gold Fields held 17.4 per cent of Sino Gold at year-end, which followed its successful secondary listing on the Hong Kong Stock Exchange in March 2007.

CENTRAL VICTORIA PROJECT

The Central Victoria Project, in the Australian State of Victoria, consists of the Lockington and Fosterville East tenements. The project has targeted regional structural controls on major known deposits in the famous Bendigo-Ballarat belt and projected these trends under soil cover of the Murray Basin sediments to the north. Evidence from initial core drilling highlighted another potential target to the east of the Lockington South prospect and systematic shallow aircore drilling through 40 to 100 metres of cover has defined a new gold anomaly seven kilometres long and some three kilometres further to the east. This latter trend has yet to be diamond drilled. A further 35,500 metres of aircore and 2,400 metres of diamond drilling were completed during the year. To date, over 100,000 metres of aircore and almost 10,000 metres of diamond drilling have been undertaken. Gold Fields will complete its earn-in at Fosterville East by the end of calendar 2007.

NEW SOUTH WALES GENERATIVE

Three new joint venture projects were initiated from a project generation alliance with Geoinformatics Exploration Inc covering the East Lachan porphyry Cu-Au province in the Australian state of New South Wales. The style of mineralisation sought is similar to the large Cadia-Ridgeway operation of Newcrest Mining Limited, which is located in the region. After a two-year evaluation period, high prospectivity targets were identified using Geoinformatics sophisticated target selection methodology, resulting in a portfolio of 14 projects being acquired by the alliance. Gold Fields can acquire an 80 per cent interest in the three joint venture projects by spending A$5 million on exploration over three years. The remaining projects will stay with Geoinformatics, with Gold Fields retaining a back-in right on discoveries in excess of 2 million ounces Au equivalent. Initial exploration of the three joint venture projects has commenced and eight individual targets will be defined further and tested by a combination of geophysics, aircore and RC drilling in F2008.

DELEMARIAN PROJECT

The Delemarian Project is a significant new grassroots project acquired in South Australia over a sediment hosted orogenic gold target defined through the global project generation process. Areas of favourable geology under soil cover were interpreted from the excellent quality regional geophysics available in South Australia. Gold Fields has commenced the first substantial gold exploration programme to be conducted in the Delemarian project area, comprising an initial 20,000 metres of aircore drilling over priority targets.

TALAS PROSPECT

A new equity investment and joint venture option was concluded early in F2007 with Lero Gold Corp regarding their Talas prospect in Kyrgyzstan. The proceeds of this C$2.5 million placement will be directed towards the next phase of exploration and, upon completion, Gold Fields will have the right to enter into an earn-in arrangement on the project.

MINERAL RESOURCES (RESOURCES) AND ORE RESERVES (RESERVES) 2007: REVIEW

- 40 per cent increase in the attributable gold equivalent Mineral Resource

- 44 per cent increase in the attributable gold equivalent Ore Reserve

- Driefontein, Kloof and Beatrix converted to new-order mining rights

OVERVIEW

The Group continues to recognise the need for transparency and materiality in the disclosure of Resources and Reserves. In support of this core deliverable, this statement for 2007 outlines the status and changes at each property. Consistency in reporting among the operating mines and compliance with public regulatory and internal codes of practice has been paramount in the preparation of this report. The Resource and Reserve figures are derived from a strategic and operational planning process at each of the Group's operating mines. Reserve estimates are based on many factors (modifying factors) including estimates of future production costs, future commodity prices and, notably in South Africa, the exchange rate between the rand and the US dollar.

Gold Fields reports its Resources and Reserves in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code), which sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Ore Reserves in South Africa. Cognisance is taken of other relevant International Codes, where geographically applicable, such as SEC Guide 7, Australian JORC Code and Canadian NI 43-101. Mineral Resources are inclusive of the Ore Reserve component. In terms of SAMREC, the term 'Ore Reserves' is the same as that applied for 'Mineral Reserves'.

As part of Gold Fields' SOX Project, a leading independent global mining industry consultant has undertaken a SOX compliance assessment within the sphere of Mineral Resource Management (MRM). Covering the entire Group's MRM function, this audit is run in parallel with the external Resource and Reserve audits and underpins the internal control process, leading to high-quality corporate governance practice.

SALIENT HIGHLIGHTS

As at 31 December 2006, Gold Fields had total attributable precious metal Resources, including copper as gold equivalents, of 251.7 (2006: 179.3) million ounces and total attributable gold and copper-gold equivalent Reserves of 93.8 (2006: 65.3) million ounces. Total attributable gold Resources (excluding platinum and copper equivalents) are 235.0 (2006: 163.9) million ounces and attributable gold Reserves are 91.6 (2006: 63.1) million ounces, net of 12-month attributable depletions of 4.4 and 4.2 million ounces respectively.

South African operations have benefited from the acquisition of the South Deep Gold Mine and have a declared attributable gold Resource of 199.7 (2006: 131.8) million ounces and an attributable gold Reserve of 73.9 (2006: 45.1) million ounces, net of a head grade depletion of 2.8 and 2.6 million ounces respectively.

International operations have a declared attributable gold Resource of 33.4 (2006: 30.7) million ounces and an attributable gold Reserve of 17.7 (2006: 18.0) million ounces, both net of a depletion of 1.5 million ounces.

South Africa's contribution to total attributable gold equivalent Reserves increased from 69 per cent to 79 per cent, primarily due to the inclusion of South Deep at 33 per cent of the total.

The South Deep figures reported are as reviewed and approved by an Independent Review Panel (IRP) of consultants as at December 2005, and updated for inclusions and mining depletion to 31 December 2006.

Resource and Reserve estimates for the Cerro Corona deposit are based on resource and reserve models developed in 2005 by the Norwest Corporation and by WLR Consulting. These Resource and Reserve estimates were updated at the end of 2006 using new commodity prices and updated technical and economic parameters, including any changes to mine and processing designs.

At Essakane, the Interim Resource within the US$650/oz pit shell has been classified as Indicated and Inferred by Snowden based upon the continuity of mineralisation as well as the confidence in the mineralisation interpretation and data spacing. The pit shells developed from the Interim Resource are being applied to the Bankable Feasibility Study. The US$650/oz pit shell, supported by condemnation drilling, is being used to position infrastructure such as overburden and tailing storage sites.

The price assumptions tabled below were used as a basis for the estimation in this declaration.

		31-Dec-06		31-Dec-05	
Geographical location	**Unit**	**Reserves[1]**	**Resources**	**Reserves[1]**	**Resources**
Ghana & Peru	US$/oz gold	500	650	400	475
Australia	A$/oz gold	650	875	560	650
South Africa	ZAR/kg gold	100,000	135,000	92,000	105,000
South Deep	ZAR/kg gold	87,193	87,193	–	–
Peru	US$/lb copper	1.25	1.75	1.00	1.15
Venezuela	US$/oz gold	500	650	375	–

[1] Assumed gold prices are in accordance with the US Securities and Exchange Commission (SEC) guidelines, and approximate to historical three-year average commodity prices and exchange rates

SOUTH AFRICAN OPERATIONS

The South African declaration reflects the acquisition of South Deep, which has added significantly to the Group's overall Resource and Reserve position. The South African Resource base has increased by 51 per cent, while the Reserve has increased by 64 per cent, net of a mined Reserve depletion of 2.6 million ounces from Kloof, Driefontein and Beatrix.

- The depth extension projects at the Kloof and Driefontein mines have both received board approval and represent a ZAR4.8 billion investment.

- Exploration has increased year on year, with drilling expenditures for F2007 exceeding ZAR31 million at Kloof, Beatrix, Driefontein and South Deep. Exploration is multi-disciplined and is a combination of surface and underground drilling and seismic remodelling to test future mining extensions, structural complexity and secondary reef mining potential.

Drilling expenditure (Actual for F2007 – excludes cover drilling)

Operation	ZAR million	US$ million	Metres drilled
Driefontein	10.10	1.62	23,164
Kloof	14.75	2.37	19,878
Beatrix	5.24	0.84	15,186
South Deep[1]	1.23	0.20	2,131
Total	**31.32**	**5.03**	**60,359**

Exchange rate US$1.00:ZAR6.22
[1] For period December 2006 to June 2007

- The South African operations' Life-of-Mine (LoM) plans are generated using the Integrated Resource and Reserve Information System (IRRIS), and the financial modelling is enhanced with the economic and scenario planning models now incorporated at each operation. The new IRRIS data warehouse and SAP interface project will be commissioned shortly, to enhance information standardisation, consistency, security and integrity.

- The old-order mining rights of three of Gold Fields' South African mines have been converted in terms of the MPRDA, those of Driefontein and Kloof with effect from 30 January 2007 and that of Beatrix from 7 February 2007. The application for the conversion of South Deep's old-order rights is in progress.

INTERNATIONAL OPERATIONS

- Exploration programmes continued across all five of the international operations, with drilling expenditure for the twelve months to 30 June 2007 in excess of US$41 million. Cerro Corona only conducted grade control drilling during this period. St Ives accounted for 47 per cent of the expenditure, Choco 25 per cent

Agnew 20 per cent, Damang 7 per cent and Tarkwa 1 per cent.

Drilling expenditure[1] (Actual for F2007 – all inclusive costs)

Operation	US$ million	Metres drilled
Tarkwa	0.63	5,625
Damang	2.78	30,869
St Ives	19.56	213,561
Agnew[2]	8.29	87,928
Choco 10	10.33	50,512
Cerro Corona[3]	–	–
Total	**41.60**	**388,495**

[1] Excludes grade control drilling. Exchange rate US$ 0.7692:A$1.00
[2] Includes A$680,000 (US$0.523 million) spent on archaeological and geophysical surveys
[3] Developing mine – grade control drilling only

- The international operations and growth projects currently account for 21 per cent of the Group's attributable gold equivalent Resource and Reserve base.

- At Tarkwa, the Resource ounces have decreased overall by 6 per cent since the 2006 declaration. In addition to mining depletion, the Reserve ounces have reduced by 4 per cent due to rezoning of the reefs, grade control tonnage and structural reconciliation adjustments. This is based on a significant increase in grade control and resource definition drilling as well as in-pit geological data. The rezoning of the reefs has been done in order to optimise the selectivity of the mining units and largely affects the lower grade, more marginal ounces. The remaining loss of 2 per cent is mainly due to increased costs, which have not been entirely offset by an increase in the gold price.

- The Damang Pit Cutback (DPCB) commenced mining in July 2005 and provides an opportunity to continue to explore attractive targets and increase the mine's operational footprint. The DPCB is on schedule and will provide additional higher-grade fresh ore and contributes 41 per cent of the total Reserve at the Mine.

- At St Ives, Project 250 exceeded its target and delivered 372,000 ounces to Reserve in 2006 from the technical reanalysis and economic remodelling of historical open pit resource positions. This initiative has been expanded and is being continued into 2007.

- In terms of the extent of its tenement holdings and the prospecting undertaken to date, Agnew still enjoys significant exploration potential, and recent geological studies have identified new prospective areas. Importantly, large areas have not been subjected to modern exploration techniques, but are scattered with numerous old prospector workings and known gold occurrences.

- At Choco 10, Resources and Reserves have increased by 47 and 48 per cent respectively since the 2006 declaration, net of depletion. The increase is predominantly the result of the success of an aggressive exploration programme conducted during 2006, with a total of 35,515 million of diamond and 14,997 million RC drilling for a total expenditure of US$10.3 million. The Resources are currently defined in four mineralised deposits, being Rosika, Coacia, Pisolita and Villa Balazo–Karolina (VBK). The VBK Open Pit Probable Reserve is reported for the first time. Mining optimisation studies will continue during F2008 to evaluate the underground Reserve potential and determine the optimal open pit and underground mining interface.

There is an exploration portfolio, which contains gold prospects at all exploration stages from target generation to advanced resource definition.

The exploration programme will continue to advance on all concessions during F2008, with the main focus on the Choco 10 and 4 concessions.

At Cerro Corona, since the last declaration in the 2006 Supplement, 'gold only' and copper attributable Resources have increased by 21 per cent to 4,066 million ounces, and by 29 per cent to 1,508 million pounds respectively.

ORE RESERVE SENSITIVITY

Sensitivity of the Reserves to potential fluctuations in the gold price at the South African, Ghanaian, South American and Australian operations is shown in the accompanying charts at increments of -10 per cent, -5 per cent below, and +5 per cent, +10 per cent and +25 per cent above the base gold price used in this declaration, and specifically exclude projects not yet at a pre-feasibility stage. The +25 per cent flex is included to reflect the current commodity price trends. The South African sensitivities specifically include the surface low-grade stockpile Reserves.



SOUTH AFRICA MANAGED ORE RESERVE SENSITIVITY



GHANA MANAGED ORE RESERVE SENSITIVITY



AUSTRALIA MANAGED ORE RESERVE SENSITIVITY



SOUTH AMERICA MANAGED ORE RESERVE SENSITIVITY

Note: The main contributing factor to the decline in ounces at a gold price of Base-5 per cent (ZAR95,000/kg), shown in the South African sensitivity graph, is the exclusion on economic grounds of the 9 Shaft Project at Driefontein, and the Revised KEA Project at Kloof. South Deep has been included across the range at its base declaration price of ZAR87,193/kg, with no increase or decrease applied.

COMPETENT PERSONS

Competent persons designated in terms of the SAMREC Code and taking responsibility for the reporting of Gold Fields' Resources and Reserves are the respective Mine based Mineral Resource Managers. Corporate governance on the overall compliance of these figures has been overseen by:

- Craig Nelsen – executive vice president: Exploration (BA Geology, MSc), 31 years' experience[1]; and
- Tim Rowland – senior consultant: Mineral Resources and Mine Planning (BSc (Hons), MSc Mine geology and exploration, GDE Mining Engineering, Registered Natural Scientist (Reg. No. 400122/2000)), 21 years' experience.

The named persons are permanent employees of Gold Fields. Additional information summarising the composition of the competent persons teams involved with the compilation of the Resource and Reserve declaration per operation is included in the supplement to this report.

Note:

A comprehensive review of the Group's Resources and Reserves for 2007, together with locality and mine infrastructure plans of the operations, is available in a supplementary document that accompanies the annual report, or may be downloaded from the Gold Fields website (www.goldfields.co.za / www.gold-fields.com) as a pdf file using Adobe Acrobat Reader. Rounding of figures in this report and in the supplementary documents may result in minor computational discrepancies.

A summary reconciliation of the Statement is shown in the Resource and Reserve Supplement to this report.

[1]*Craig Nelsen resigned from Gold Fields on 13 June 2007. On 25 June 2007 Gold Fields announced that Tommy McKeith will replace Craig as executive vice president and head of exploration with effect 1 October 2007*

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT
as at 31 December 2006

South African Operations[1]

	Resources					Reserves			
	2007			2006		2007			2006
Classification	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Classification	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
DRIEFONTEIN									
Measured	37.7	13.1	15.840	16.818	Proved	21.1	8.4	5.691	6.938
Indicated AI	24.2	13.0	10.127	10.068	Probable AI	22.2	9.8	6.995	7.181
Total AI	61.9	13.0	25.967	26.886	**Total AI**	43.3	9.1	12.686	14.119
Indicated BI[5]	49.7	11.8	18.771	16.449	Probable BI[5]	31.1	8.5	8.488	8.219
Total Underground	111.6	12.5	44.738	43.335	**Total Underground**	74.4	8.9	21.174	22.338
Indicated Surface	6.0	0.9	0.181	0.278	Probable Surface	6.0	0.9	0.181	0.278
Grand Total	**117.6**	**11.9**	**44.919**	**43.613**	**Grand Total**	**80.4**	**8.3**	**21.355**	**22.616**
KLOOF									
Measured	51.7	13.8	22.966	23.222	Proved	12.0	10.7	4.150	4.547
Indicated AI	76.9	9.5	23.570	19.697	Probable AI	24.2	9.5	7.415	7.742
Total AI	128.6	11.3	46.536	42.919	**Total AI**	36.2	9.9	11.565	12.289
Indicated BI[6]	49.0	14.0	22.121	27.880	Probable BI[6]	4.3	12.1	1.692	1.776
Total Underground	177.6	12.0	68.657	70.799	**Total Underground**	40.5	10.2	13.257	14.065
Indicated Surface	32.0	0.6	0.632	0.570	Probable Surface	12.3	0.7	0.296	0.224
Grand Total	**209.6**	**10.3**	**69.289**	**71.369**	**Grand Total**	**52.8**	**8.0**	**13.553**	**14.289**
SOUTH DEEP[2]									
Measured	28.6	8.3	7.631	–	Proved	11.7	7.3	2.751	–
Indicated AI	167.4	7.5	40.254	–	Probable AI	77.3	6.2	15.517	–
Total AI	196.1	7.6	47.885	–	**Total AI**	88.9	6.4	18.267	–
Indicated BI[7]	92.6	6.3	18.898	–	Probable BI[7]	66.6	5.8	12.315	–
Total Underground	288.7	7.2	66.783	–	**Total Underground**	155.5	6.1	30.582	–
Indicated Surface	–	–	–	–	Probable Surface	–	–	–	–
Grand Total	**288.7**	**7.2**	**66.783**	**–**	**Grand Total**	**155.5**	**6.1**	**30.582**	**–**
BEATRIX									
Measured	21.5	6.9	4.766	4.183	Proved	15.8	5.4	2.726	2.824
Indicated AI	41.4	7.4	9.838	8.977	Probable AI	28.3	5.6	5.058	5.410
Total AI	62.9	7.2	14.604	13.160	**Total AI**	44.1	5.5	7.784	8.235
Indicated BI[8]	21.3	6.0	4.090	3.494	Probable B[8]	3.5	5.8	0.653	–
Total Underground	84.2	6.9	18.694	16.654	**Total Underground**	47.6	5.5	8.437	8.235
Indicated Surface	–	–	–	0.171	Probable Surface	–	–	–	–
Grand Total	**84.2**	**6.9**	**18.694**	**16.825**	**Grand Total**	**47.6**	**5.5**	**8.437**	**8.235**
Total SA Operations[2]	**700.1**	**8.9**	**199.685**	**131.807**	**Total SA Operations[2]**	**336.3**	**6.8**	**73.927**	**45.140**

AI = Above Infrastructure; BI = Below Infrastructure

Refer to footnotes on page 89

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT
as at 31 December 2006

International Operations[1]

	Resources					Reserves			
	2007			2006		2007			2006
Classification	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Classification	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
TARKWA									
Measured	144.1	1.5	6.790	8.607	Proved	153.6	1.3	6.468	7.611
Indicated	191.0	1.3	8.122	8.769	Probable	152.1	1.2	6.054	6.692
Inferred	51.1	2.4	3.879	2.736					
Total	386.2	1.5	18.792	20.112	**Total**	305.7	1.3	12.521	14.303
Measured Stockpiles	6.2	0.8	0.154	0.128	Proved Stockpiles	5.9	0.7	0.141	0.122
Grand Total	**392.4**	**1.5**	**18.945**	**20.240**	**Grant Total**	**311.7**	**1.3**	**12.662**	**14.425**
DAMANG									
Measured	10.0	2.0	0.644	0.423	Proved	6.0	2.2	0.434	0.350
Indicated	28.5	1.6	1.471	1.032	Probable	16.5	1.7	0.902	0.721
Inferred	12.5	3.4	1.381	1.135					
Total	51.0	2.1	3.496	2.590	**Total**	22.6	1.8	1.336	1.071
Indicated Stockpiles	6.8	1.2	0.263	0.327	Probable Stockpiles	6.8	1.2	0.263	0.327
Grand Total	**57.8**	**2.0**	**3.759**	**2.917**	**Grand Total**	**29.3**	**1.7**	**1.599**	**1.398**
ST IVES									
Measured	2.2	4.1	0.287	0.198	Proved	1.0	4.2	0.129	0.183
Indicated	42.9	2.7	3.689	3.078	Probable	26.2	2.6	2.188	1.769
Inferred	10.5	3.6	1.210	0.939					
Total	55.5	2.9	5.185	4.214	**Total**	27.2	2.7	2.317	1.952
Measured Stockpiles	5.8	1.3	0.235	0.255	Proved Stockpiles	5.8	1.3	0.235	0.255
Grand Total	**61.3**	**2.8**	**5.421**	**4.469**	**Grand Total**	**33.0**	**2.4**	**2.553**	**2.207**
AGNEW[3]									
Measured	1.6	7.2	0.373	0.459	Proved	0.9	7.7	0.222	0.283
Indicated	7.6	6.0	1.466	1.523	Probable	2.1	6.2	0.410	0.470
Inferred	5.6	5.8	1.040	1.078					
Total	14.9	6.0	2.879	3.061	**Total**	3.0	6.7	0.632	0.753
Measured Stockpiles	0.5	1.5	0.023	0.019	Proved Stockpiles	0.5	1.5	0.023	0.019
Grand Total	**15.3**	**5.9**	**2.902**	**3.080**	**Grand Total**	**3.4**	**6.0**	**0.655**	**0.772**
CHOCO 10									
Measured	2.6	2.9	0.243	0.261	Proved	2.3	3.0	0.223	0.213
Indicated	36.2	3.1	3.606	1.403	Probable	14.6	3.4	1.598	1.023
Inferred	12.5	3.1	1.228	1.804					
Total	51.3	3.1	5.077	3.468	**Total**	16.9	3.4	1.821	1.237
Measured Stockpiles	0.5	1.0	0.015	–	Proved Stockpiles	0.4	1.0	0.013	–
Grand Total	**51.7**	**3.1**	**5.091**	**3.468**	**Grand Total**	**17.3**	**3.3**	**1.834**	**1.237**
CERRO CORONA									
Measured	44.6	0.9	1.224	1.126	Proved	27.7	1.1	1.016	1.011
Indicated	170.2	0.7	3.632	3.001	Probable	70.2	1.0	2.160	2.182
Inferred	15.8	0.4	0.182	0.044					
Total	230.7	0.7	5.038	4.170	**Total**	98.0	1.0	3.176	3.194
Stockpiles	–	–	–	–	Stockpiles	–	–	–	–
Grand Total[9, 10]	**230.7**	**0.7**	**5.038**	**4.170**	**Grand Total[11, 12]**	**98.0**	**1.0**	**3.176**	**3.194**
INTERNATIONAL OPERATIONS Grand Total[3]	**809.2**	**1.6**	**41.156**	**38.344**	**Grand Total**	**492.7**	**1.4**	**22.478**	**23.233**
GFI (Managed) Above Infrastructure[2, 3]	1,296.7	4.2	176.961	122.328	GFI (Managed) Above Infrastructure[2, 3]	723.5	3.1	73.258	58.378
Below Infrastructure	212.6	9.3	63.880	47.823	Below Infrastructure	105.5	6.8	23.148	9.995
Total GFI (Managed)[2, 3]	**1,509.3**	**5.0**	**240.841**	**170.151**	**Total GFI (Managed)[2, 3]**	**829.0**	**3.6**	**96.405**	**68.373**
Total Attributable to Gold Fields[2, 3]	**1,332.1**	**5.4**	**233.053**	**162.480**	**Total Attributable to Gold Fields[2, 3]**	**710.7**	**4.0**	**91.579**	**63.122**

Refer to footnotes on page 89

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT
as at 31 December 2006

International Projects[1]

	Resources				Reserves			
	2007			2006	2007			2006
Platinum Group Elements	**Tons (M/t)**	**2PGE +Au Grade (g/t)**	**2PGE +Au (Moz)**	**2PGE +Au (Moz)**	**Tons (M/t)**	**2PGE +Au Grade (g/t)**	**2PGE +Au (Moz)**	**2PGE +Au (Moz)**
Arctic Platinum Project [4]	168.3	2.3	12.601	12.601	–	–	–	–

	Resources				Reserves			
	2007			2006	2007			2006
Gold	**Tons (M/t)**	**Grade (g/t)**	**Gold (Moz)**	**Gold (Moz)**	**Tons (M/t)**	**Grade (g/t)**	**Gold (Moz)**	**Gold (Moz)**
Essakane [13]	43.0	2.4	3.255	2.380	–	–	–	–

	Resources				Reserves			
	2007			2006	2007			2006
Gold Equivalent	**Tons (M/t)**	**Grade (Cu(%))**	**Au Eq (Moz)**	**Au Eq (Moz)**	**Tons (M/t)**	**Grade (Cu(%))**	**Au Eq (Moz)**	**Au Eq (Moz)**
Cerro Corona [14]	–	-	5.032	3.511	-	-	2.723	2.723
Total Gold Eq (Projects & Cerro Corona)	**211.3**	**-**	**20.888**	**18.492**	**0.0**	**-**	**2.723**	**2.723**
Attributable Gold Eq (Projects and Cerro Corona)	**194.1**	**-**	**18.615**	**16.862**	**0.0**	**-**	**2.197**	**2.197**
Total Attributable to Gold Fields [2,3]	**1,526.2**	**-**	**251.667**	**179.343**	**710.7**	**-**	**93.776**	**65.319**

[1] Managed unless otherwise stated
[2] South Deep figures are as at 28 January 2005, updated for additions and depleted to end December 2006
[3] The Agnew deposits, Miranda and Vivien are subject to a royalty agreement
[4] Gold Fields holds a 100% interest in the Arctic Platinum Project, which, subject to certain conditions to be fulfilled on or about 30 June 2008, may be diluted to 40 % through agreement with North American Palladium Limited
[5] Driefontein B1 refers to material below 50 level (3,420m below surface)
[6] Kloof BI refers to material below 45 level (3,350m below surface)
[7] South Deep BI refers to material below 110 level (2,888m below surface)
[8] Beatrix BI refers to material below 26 level (1,341m below surface)
[9] Resources within 650 US$oz (Au) – 1.75 US$lb (Cu) Pit Shell
[10] Excludes Copper Resources of 221.1 Mlt @ 0.4 % Cu containing 1.869 Mlbs copper
[11] Reserves within 500 US$/oz (Au) – 1.25 US$/lb (Cu) Pit Shell
[12] Excludes Copper Reserves of 94.0 Mt @ 0.5 % Cu containing 1,089 Mlbs copper
[13] @1.0 g/t Cut Off
[14] Copper equivalent ounces (copper revenue converted to gold equivalent ounces)

A summary reconciliation of the Statement is shown in the Resource and Reserve Supplement to this report.



SECURING THE FUTURE


AGL REHABILITATION - SITE
SOUTH TAILINGS STORAGE FACI.
NORTH: N2 FIXING AND TIMBER TREES
CENTRAL PORTION: OIL PALM
SPILLWAY TIMBERS: TIMBER PLANTATION

SUSTAINABLE DEVELOPMENT

SECURING THE FUTURE

INTRODUCTION

Gold Fields' strategy remains to ensure the sustainable growth of its business by focusing on operational excellence and securing its long-term future, by maintaining both our social and legal licences to operate. During the past few years, we have sought to deepen our application of the core principles of sustainable development (SD) through direct and indirect projects and processes which had been achieved, for the most part, without reference to an integrated framework. During F2007, the board adopted the Gold Fields SD Framework. Under its broadened terms of reference, the board's Safety, Health, Environment and Community (SHEC) Committee is responsible for guiding the implementation of strategy, management and reporting systems across the Group. It creates the framework within which Group management and employees will operate. In developing this, we have drawn extensively on the International Council on Mining and Metals (ICMM) Sustainable Development Principles and the Global Compact Principles as they most appropriately reflect the currently relevant thought process throughout the Group. Consequently, and because the ICMM and Global Compact principles present a well-tested and proven framework for our purpose, we have become a member of the ICMM and a signatory to the Global Compact. Both the Global Compact and the ICMM require members and signatories to endorse and implement the principles within the organisation in a structured manner and to audit and report performance against the principles. The text of ICMM and the Global Compact Principles along with implementation and administrative documents can be found at www.icmm.com/sd_framework.php and www.unglobalcompact.org/AboutTheGc/TheTenPrinciples/index.html respectively.


Management systems
Reporting and assurance
Values
Sustainable development charter
Specific policies
Practice guides
Securing the future

The current process is to translate these principles into key performance indicators within a formal management system. This framework system will consist of several interventions as detailed in the diagram on page 92.

To support this, we are currently creating a system of issue-specific internal peer groups, consisting of specialists and practitioners, who will drive the process of developing policy practice guides, overseeing the implementation worldwide and acting as thought-leaders in each specific field.

In moving towards third-party assurance, Gold Fields chose to focus on improving our internal data capture and monitoring systems, including the role of internal audit, to identify potential gaps in our eventual assurance process. It is our intention to seek third party assurance over material portions of the next report, including significant portions of our commitments to the South African Mining Charter, the Global Compact and the ICMM SD Principles.

In this report, we commence reporting against each principle, to the extent that it is practicable, using the Global Reporting Initiative (GRI) version 2 (G 2) indicators as a baseline and GRI version G 3 as an ideal reporting level. In F2008, Gold Fields intends consolidating the above within the organisation and to enable more comprehensive future reporting in accordance with G 3. This approach has been shaped by the increasing diversity of stakeholder feedback arising from the formalising of the AA 1000 systems, following its implementation, and the expansion of the Group into new operating environments.

Based upon feedback received we have tabled broad issues of stakeholder concern with page references at the beginning of each chapter.

During F2007, the JSE's Socially Responsible Investment (SRI) index did not update its ranking of companies. An update based upon a new assessment process is expected for F2008 and Gold Fields continues to support this initiative through input into the JSE's SRI advisory committee.



Stakeholder issues and management performance covered in this section:

Material and relevant issues identified	Pages
• Engagement standards	94, 129
• Stakeholder identification and follow-up	94-97
• Partnerships	127, 128, 134
• Feedback mechanism/addresses	96, 97

Central to securing the Group's future is ensuring its commercial sustainability. Sustained, transparent engagement is required to convince local stakeholders that mining can enrich their communities by providing more than just livelihoods. To this end, we seek open and long-term engagement with the broad range of our stakeholders, be they suppliers, employees, creditors or investors, regulators or communities.

We recognise that stakeholder needs and expectations in each region create different challenges which shape our responses. Our operational executives are attuned to responding to local stakeholder needs and keep the central office apprised of their programmes.

During F2007, the implementation of the AA 1000 Stakeholder Engagement Standard has been slowed by capacity constraints arising from the need to develop social and labour plans within the timeframe required by the South African government in order to acquire the new-order mining rights for our South African operations. However, the stakeholder engagement manual has been developed and tested with key site staff, and training and implementation at our South African operations commenced. Implementation at the international operations and exploration sites will be completed during F2008.

Broadening stakeholder engagement: Ghana

At the national level, Gold Fields continues its active involvement in the Ghana Chamber of Mines which functions as the advocate of major mining policy positions such as an industry-wide approach to beneficiation of Ghanaian gold. In F2007, we participated in formulating an industry-wide policy on artisinal and small-scale mining that recognises the reality of small-scale mining. It seeks to engage a broad range of stakeholders to ensure that small-scale mining is progressively integrated into the local mining regulatory framework and complies with the basic occupational health, safety and environmental requirements to the benefit of all stakeholders. Accordingly Gold Fields, through the Chamber of Mines and the National Minerals Commission, is exploring the identification of properties suitable for small-scale mining and the promotion of the formal registration of miners operating on such properties. At mine level, engagement takes place mainly via the regular forums established to direct the SEED process (see Investing in Communities on page 127).

Indigenous Heritage Management: Agnew

Gaining the Miranda and Vivien tenements opened up a large area for exploration for Agnew. However, the Group initially lacked adequate information concerning previous indigenous heritage surveys for the area on which to base its heritage management, a matter of significant interest for the seven Native Title Claimant Groups among the mine's interested/affected parties.

A process of confirming previous surveys and undertaking site avoidance surveys began in August 2006 in consultation with these groups. The process of site avoidance surveys identifies areas of importance for exploration to avoid, with a more detailed, or site identification, survey required if geologists need to access those areas of importance.

Information from previous surveys was incorporated into an indigenous heritage management system database. The subsequent data capture resulted in three main datasets:

an archaeology survey layer, an ethnographic survey layer and a layer of heritage sites. By taking a 'whole of country' approach, staff at Agnew gained a better understanding of the mythological connections to natural features in the landscape and where, therefore, a high potential for finding archaeological artefacts exists. Without having information relating to specific sites, exploration teams can still anticipate potential constraints that may present themselves through a risk assessment which uses landscape units or topographical features. This heritage information is then integrated with other environmental information such as sensitive biological sites, presence of rare flora and distinctive landforms. This linkage will enable the development of constraints maps which may define zones of unrestricted access through to potential "no-go" zones in which more detailed survey is required.

By integrating this information and its use the geologists, together with the Environment and Land Access group, have been able to plan priority areas for heritage survey coverage to ensure access to the ground for drilling. The work going forward will involve linking personal information gained from Agnew's ongoing engagement with indigenous groups to the spatial database for recall and future reference.

Managing expectations: Venezuela

A key challenge for Gold Fields on acquiring Choco 10 was to manage community and government expectations. Choco 10 is not the highest-margin operator in the area, but due to it being a foreign owned company, the expectations of the surrounding communities, as well as the regulator were raised concerning, for example, social benefits.

In an effort to catalogue and understand community expectations, a stakeholder survey was started and will be completed in early F2008. Preliminary results indicate a wide divergence of expectations and differing levels of understanding regarding the activities and impacts of mining. Due to the ongoing communication process, the local communities now realise and generally accept that local workers lack many of the required specialist mining skills, as Venezuela has a limited hard rock mining tradition. There is, however, an explicit understanding that the community will benefit from employment opportunities with any expansion of Choco 10. To this end, Gold Fields will support targeted training initiatives.

Listen more, talk less: Peru

During the exploration stage, Gold Fields staff, acutely aware of the poor history of mining/community relations in the area, had sought to build trust through their on-site conduct and open communication. As the construction of the Cerro Corona Project proceeded during F2007, Gold Fields continued to build on its established relationships with the project's stakeholder communities, most of whom live at altitudes between 2,500 and 4,000 metres above sea level and where 95 per cent of the community pursues various forms of agricultural activity.

The principal community concern raised was that Gold Fields' operations would simply add to the historical environmental impact, as had been their experience of mining in the past. Prior to project approval, Gold Fields therefore took concrete measures to address some of the water pollution consequences of earlier mining impacts. This was done at a cost of US$1.0 million, so that the Group would leave a positive legacy, even in the event of the project not being approved.

Based on lessons learnt from, *inter alia,* stakeholder engagement in Ghana, Gold Fields' stakeholder engagement was driven and sustained by staff at managerial level, often requiring intensive and prolonged engagement sessions. The objective was to develop trust in individuals within the management structure that would be transferred to the Gold Fields organisation. Due to the low literacy levels in the area, all meetings were open to the community and made extensive use of radio and visual aids such as photographs and scale models to illustrate the changes the Cerro Corona mine would bring. Any communication received, or agreement to be entered into, was treated as open and communicated verbally at general community meetings prior to any signing.

A Community Claims and Complaints Register has been established in the neighbouring and downstream communities of Hualgayoc, Bambamarca and in Cajamarca, with a formal commitment of a seven-day response time.

Feedback has indicated that educational support and transport are key issues for the community going forward. We are currently supplementing a portion of the local teachers' salaries and have completed the construction of additional classrooms at a school. Gold Fields also communicated very clearly that any support for social service infrastructure would be done only in partnership with government.

Resettlement

Over past years, community members were resettled at both Tarkwa and Damang to allow Gold Fields to access new areas. At all stages, this was done in a consultative, transparent manner and the Group has received no consequent complaints concerning the process or the level of compensation. This experience has stood Gold Fields in good stead.

In the course of constructing Cerro Corona, 63 extended families were relocated – a total of 345 people. Each family owned up to six houses at different altitudes. In this region the community owns land by custom. In consultation with community leaders and regulators, we negotiated a process whereby the relocated individuals could establish new dwellings and livelihoods within the area, thereby retaining their social networks as well as their position within the communities. Only six families chose to relocate to another area.

INVITATION TO ENGAGE AND STAKEHOLDER FEEDBACK FORM

This Report provides part of Gold Fields' response to calls for increased transparency and accountability and we hope you find it useful and informative. We believe that it constitutes a reasonable and fair reflection of the progress and challenges we have experienced over the past year. As always, we welcome your feedback on the report and any of our activities. For further information please email us at:

www.goldfields.com or complete the fax reply form at the back of this report. The Gold Fields website is: www.goldfields.co.za

Contact person for the Sustainable Development Report:

Rosemary Noge
Designation: Sustainable Development Manager
Postal address: Postnet Suite 252, Private Bag X30500, Houghton 2041
Tel: +27 11 644 2400
email: rosemary.noge@goldfields.co.za

WONDERFONTEIN SPRUIT: SOUTH AFRICA

Wonderfontein Action Group

During F2007, Gold Fields built on experience gained from the establishment of the Wonderfontein Action Group (WAG), as reported in the F2006 annual report. WAG was formed against the background of a confrontation with stakeholders over water impacts allegedly arising from Gold Fields' Kloof operations. Stakeholders' initial concerns were addressed following a transparent engagement process resulting in the establishment of WAG with a mandate to investigate water quality and quantity issues in the Wonderfontein catchment area. Gold Fields' implementation of AA 1000 also assisted in broadening the range of stakeholders involved in WAG to include municipalities, farmers' organisations, concerned citizens, manufacturing interests and other mining companies active in the catchment area.

In the past years, a number of scientific but often narrowly focused studies investigated aspects of pollution in the Wonderfontein catchment particularly regarding high metal concentrations in the sediment. Some stakeholders strongly expressed the view that the impact on Wonderfontein could only have originated with the gold mining industry. However, the spruit's headwaters reach as far north as the municipal area of Krugersdorp and a range of industrial, mining, agricultural and municipal activities had impacted the watercourse for over a century.

Building on the constructive engagement, Gold Fields took the initiative to identify a solution to the strongly debated issue that would improve the water quality in the Wonderfontein Spruit. During a series of bi-monthly meetings during F2007, consensus was achieved on the scope and methodology of a sampling protocol, selection criteria to identify the technical consultant, and a laboratory to conduct the analysis. It was common cause that the Wonderfontein Spruit had been impacted by various activities. Gold Fields sought to focus the stakeholder engagement process on the quantification of these impacts.

As a dolomitic catchment, the Wonderfontein Spruit provided a series of complex challenges, not the least being the need to ensure that deep level groundwater and sediment sampling along the watercourse could be conducted in a manner to prevent the formation of sinkholes. Based on the risk-based approach, the area selected for sampling was the entire Lower Wonderfontein Spruit area, which was deemed by stakeholders to be most heavily impacted. The research was limited to determining only the nature and the extent of the pollution and its impacts on the spruit.

This sampling work, the first research in this area supported by a broad range of stakeholders, will be discussed at WAG meetings and, pending agreement on the validity of the results, the next research phase, to be funded by a broader range of stakeholders, will seek to determine the major sources of pollution on the riverine system.

In South Africa, the Broad-Based Socio-economic Empowerment Charter for the Mining Industry (the Mining Charter) was formally published in August 2004. Gold Fields' response to the Mining Charter is summarised on pages 98 to 102 of this report.

The table below reports on activities undertaken at Gold Fields' South African operations during F2007 pursuant to the 2009 Mining Charter targets.

HUMAN RESOURCES DEVELOPMENT

Objective	Achieved F2007	Targets F2009
Has every employee been offered the opportunity to be functionally literate and numerate by 2005 and are employees being trained?	4,200 employees participated in ABET in F2007 while maintaining a teacher:student ratio of 1:15. Total cost of ABET R18.3 million for the year under review.	5,911 learners targeted for ABET per annum.
Have career paths and skills development plans been implemented for HDSA employees?	Workplace skills plans covering all HDSA employees were submitted individually by each operation to Mining Qualification Authority (MQA).	Continue providing a workplace skills plan and annual training report covering all HDSA employees as required by the MQA as well as alignment to any new legislative requirements as they come into force.
	Budgeted expenditure for skills programmes, bursaries, learnerships and in-service training R18.3 million: • 66 bursaries were provided: 55 HDSA and 11 white males • 235 learnerships were provided • 100 in-service training beneficiaries – graduates and skills programmes – 76 HDSA and 24 white males.	Continue providing bursaries, learnerships and scholarships at current budget levels in real terms. Bursaries will continue to be managed centrally through GFBLA. Individual operations will continue to manage study loans and study grants.
	Overall expenditure on skills development and training amounted to R154.3 million or 4 per cent of South African payroll. Direct expenditure on skills development and training for F2007, R108.3 million with a further R46.0 million provided for additional discretionary investment in special skills programmes and the team, management and leadership mobilisation project under the Gold Fields Operational Excellence programme.	Expenditure on skills development and training will be maintained at current levels in real terms.

HUMAN RESOURCES DEVELOPMENT continued

Objective	Achieved F2007	Targets F2009
Has the Group developed mentorship systems for empowerment groups?	Mentorship philosophy upgraded to take account of global best practice thinking, and a more formalised approach to mentor selection, mentor-protégé matching, mentoring methodology, measurement and administration. Ready for full rollout in F2008. It will be further embedded in the redesign of individual development plans as well as in the newly adopted Technical Assistant contract which is an accelerated empowerment programme.	All employees on succession plan and HDSA talent pools to be mentored. Succession plans and individual development plans available for all HDSA employees identified in talent pools as per workplace to be mentored.

EMPLOYMENT EQUITY

Objective	Achieved F2007	Targets F2009
Has the employment equity plan been published and has annual progress in meeting this plan been reported?	The 2007 employment equity plan has been submitted to the Department of Labour. The Transformation Steering Committee continues to monitor its implementation across all South African operations.	The employment equity plan will continue to be revised and updated to ensure that it is in line with existing legislation. The transformation committees at operational and corporate level will continue to guide the implementation of employment equity.
Has a plan been established to achieve HDSA participation in management of 40 per cent within five years and is the plan being implemented?	A plan to increase HDSA participation in management is in place and its implementation is overseen by the Transformation Steering Committee.	A strategy is in place to achieve 40 per cent HDSA participation in management by 2009.
Has the company identified a pool of talent and is this being fast-tracked?	Succession plans and individual development plans are available for those HDSA employees identified in talent pools.	Talent pool identification and fast-tracking programmes have supported meeting the labour plan to next level targets.
Has a plan been devised to achieve 10 per cent participation by women by 2009 and is this plan being implemented?	A women-in-mining steering committee has been established to guide the achievement of this target. Current levels have improved from 3.2 to 5.1 per cent with the inclusion of South Deep. A Women-in-Gold Fields committee has been established to especially address issues of women in leadership positions.	A strategy is in place and continues to aspire to the Mining Charter target for 2009.

MIGRANT AND FOREIGN LABOUR

Objective	Achieved F2007	Targets F2009
Has the Group subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	Group policy remains not to discriminate against foreign/migrant labour but to recruit locally where possible.	Increase of local labour portion of South African workforce.

MINE COMMUNITY AND DEVELOPMENT

Objective	Achieved F2007	Targets F2009
Has the Group co-operated in the formulation of integrated development plans and is it co-operating with government in implementing these plans in communities where mining takes place and in labour-sending areas?	Gold Fields Foundation budgeted as per established formula for allocation to four key categories: Education, Community Development, Environment and Health. This allocated budget was R15 million.	Maintain capacity to develop projects through multi-stakeholder consultation and align them with the integrated development plans of the concerned communities.
		Maintain GF Foundation funding according to existing production-based formula of 0.5 per cent of pre-tax profits and R1.00 for every ounce of gold produced in South Africa.
Has the Group engaged with local mining communities and those in labour-sending areas?	Ongoing engagement with public and private sector stakeholders for both its mine host communities and labour source communities. Training on AA 1000 standard completed at the Beatrix and Driefontein operations. All approved social and labour plans are being implemented at the operations in consultation with the appropriate stakeholders.	Gold Fields will maintain ongoing engagement with public and private sector stakeholders for its communities and labour source communities. This engagement will be in accordance with the AA 1000 standard. The contributions of the Gold Fields Foundation to the communities and labour source communities will be maintained according to the formula. However, actual funding will depend on project sustainability.

HOUSING AND LIVING CONDITIONS

Objective	Achieved F2007	Targets F2009
Regarding Group-provided housing, has the mine, in consultation with stakeholders, established measures for improving housing, including the upgrading of hostels, conversions of hostels to family units and promotion of home ownership options among employees?	Continue to provide a broader spectrum of accommodation options to a growing percentage of the workforce. Total spend on hostel upgrade and conversion for F2007 R38.7 million. Development of Gold Fields home ownership scheme which will support home ownership for employees in municipalities surrounding the mines as well as in the labour-sending areas from which our workforce comes.	Agreements with organised labour entail that 50 per cent of the workforce will have a choice with regard to accommodation options (either accommodation or housing allowance) by 2009. Due to the time requirements of hostel conversion this will apply to 100 per cent only by 2013.
Have measures been established to improve the nutrition of mine employees? What has been done to improve nutrition? Show plan to progress this over time and demonstrate that plan is being implemented.	Ongoing monitoring and reporting by a full-time dietician to ensure compliance with national nutritional standards. Menu content has been formally linked to the employee wellness programme.	Ongoing reports from dietician to be submitted with recommendations for improvement in nutrition and cooking staff training requirements. Menu content to remain linked to employee wellness programme.

PROCUREMENT

Objective	Achieved F2007	Targets F2009
Have current levels of procurement from HDSA companies in terms of capital goods, consumables and services been identified?	By the end of F2007, HDSA spend accounted for R1.4 billion, 43 per cent of total working cost and capital materials spend. We have thus exceeded our Mining Charter target of having more than 40 per cent of our working cost and capital materials spend provided by accredited HDSA suppliers.	Achieve a more than 40 per cent HDSA procurement spend by 2009. Target has already been exceeded.
Has commitment been made to a progression of procurement from HDSA companies over a three to five-year time frame in terms of capital goods, consumables and services, and to what extent has this been implemented?	The spend has increased to 43 per cent which is above target, up from 9.7 per cent in 2003.	Maintain a more than 40 per cent HDSA procurement spend by 2009. HDSA supplier screening and accreditation system to remain in place.

MINING CHARTER TABLE

OWNERSHIP AND JOINT VENTURES

Objective	Achieved F2007	Targets F2009
What is being done to ensure the Group achieves 15 per cent HDSA participation in terms of ownership of equity or attributable units of production by 2009 and 26 per cent by 2014?	Gold Fields complied with the 2005 target by completing a transaction with Mvelaphanda Resources Limited, effective 1 May 2004, in terms of which Mvela Resources, through its wholly-owned subsidiary, Mvela Gold will acquire a 15 per cent interest in, Gold Fields' South African gold mining assets within five years for a cash consideration of R 4.1 billion.	Plan for 2014 target through various initiatives.

BENEFICIATION

Has the current level of beneficiation been identified?	Gold Fields, together with AngloGold Ashanti, SARB and Standard Bank, operates a gold advance scheme in order to facilitate the provision of secured and cost effective advances of gold to the South African jewellery manufacturing industry.	
Has the baseline level of beneficiation been identified and has the company noted the extent by which this will have to increase to qualify for an offset?	Gold Fields, together with AngloGold Ashanti, SAAB and Standard Bank operates a gold advance scheme to facilitate the provision of advances of gold to the South African jewellery manufacturing industry. This involves facilitating advances of gold by advancing collateral support in the form of guarantees. A Beneficiation Act has not yet been promulgated. Gold Fields continues to engage the DME to determine the criteria to qualify for an offset.	Growth in this sector can only be achieved through additional development of the South African jewellery design and manufacturing industry and the development of additional industrial applications for gold.

REPORTING

Objective	Achieved F2007	Targets F2009
Does the company report annually on progress made in meeting its commitments?	To report, as part of its annual report, on progress made in terms of the guidelines set out by the Mining Charter Scorecard and to continue using the evolving Global Reporting Initiative guidelines in the compilation of our report.	To report as part of its annual report on progress made in terms of the guidelines set out by the Mining Charter Scorecard and to continue using the evolving Global Reporting Initiative guidelines in the compilation of our report.

Stakeholder issues and management performance covered in this section

Material and relevant issues	Pages
• Safety performance	17, 103-104
• Health and Safety Management	103-114
• Regional healthcare challenges	110-114
• HIV/Aids in the workplace and the community	111-114

SAFETY

Gold Fields remains committed to the objective that no employee should suffer an injury or acquire a disease while in the employ of the Group, and that fatalities and injuries sustained at its operations should be reduced to zero. Regrettably, 29 of our colleagues (F2006: 39) were killed in mining-related accidents during F2007. This constitutes a fatal injury frequency rate of 0.19 per million hours worked (F2006: 0.29). All fatalities occurred at the Group's South African operations. The Australian operations, Damang and Choco 10 have maintained their record of zero fatal accidents since being acquired by Gold Fields. Tarkwa has had two fatalities in ten years.

Falls of ground continue to represent 17 per cent of the fatal injuries. Of these, 12 per cent were gravity-related and the other 5 per cent due to seismic induced falls of ground. Although this constitutes an improvement over the previous year, any safety incident is unacceptable and we continue to work towards achieving our goal of zero fatalities.



CAUSES OF FATAL ACCIDENTS

	Fatal accidents				LDIFR		DLFR	
Operations	**F2007**		**F2006**		**F2007**	**F2006**	**F2007**	**F2006**
	No.	Rate	No.	Rate				
Driefontein	13	0.31	15	0.34	12.97	15.05	522	505
Kloof	11	0.23	16	0.38	15.4	19.7	339	392
Beatrix	4	0.13	7	0.24	5.5	5.9	289	322
South Deep	1	0.13			14.36		156	
South African Operations	**29**	**0.22**	**38**	**0.33**	**12.06**	**14.27**	**373**	**413**
Ghana	0	0	1	0.09	0.54	0.79	15	15
Australia	0	0	0	0	1.93	0.7	0	3
Venezuela	0	0			11.48	12.62	268	299
Peru	0	0			0.15		4	
International Operations	**0**	**0**	**1**	**0.05**	**1.36**	**1.07**	**12**	**20**
Group	**29**	**0.19**	**39**	**0.29**	**10.47**	**12.36**	**322**	**356**

Days lost resulting from accidents in the Group were reduced by 9.5 per cent from 356 to 322 per million hours worked. The improvement was consistent throughout all operations and can be attributed to intensive treatment and rehabilitation to ensure that individuals can return to work after an injury and are physically fit to continue their normal work; this despite the fact that South African operational incidents continue to include hours during weekends and holidays during convalescence, thus raising the total. The lost day injury frequency rate for the Group improved from 12.36 to 10.47 per million hours worked. A significant improvement was recorded at all South African operations.

HEALTH AND SAFETY MANAGEMENT

OHSAS 18001 alignment

The Gold Fields Full Compliance Health and Safety Management system is designed to meet the legislative requirements of the countries where Gold Fields operates. In order to ensure compliance, this system is audited internally and externally bi-annually. OHSAS 18001:1999 is the international occupational health and safety management system standard against which management systems are assessed and certified.

Independent auditors, Bureau Veritas Certification (BVC), were engaged to conduct the F2007 audit of the South African mines Kloof, Beatrix and Driefontein. Certification was recommended at all three operations. Scheduled surveillance audits will ensure that continual improvement measures are implemented and maintained. South Deep will be audited for OHSAS 18001 in preparation for certification by June 2008.

The Ghanaian operations received OHSAS certification in July 2006, and both underwent a surveillance audit in June 2007. The South American operations are scheduled for audit in 2008.

The Australian operations' Health and Safety Management systems are certified to Australian Standards (AS/NZ 4801:2001). Agnew and St Ives continue to achieve re-certification on the completion of scheduled surveillance audits.

Targets and milestones

Gold Fields has committed its South African operations to a number of health and safety targets and milestones, agreed to by the Mine Health and Safety Council.

Mine Health and Safety Council milestones (South Africa)

Objective	December 2008	Target 2013
Zero harm	Achieve, as a minimum, safety performance levels equivalent to current international benchmarks for underground metalliferous mines.	
Noise	The hearing conservation programmes implemented by industry must ensure that there is no deterioration in hearing greater than 10 per cent amongst occupationally exposed individuals.	The total noise emitted individually and collectively by equipment installed in any workplace must not exceed a sound pressure level of 110dB at any location. (The exposure limit stated in the MHSA is no more than 85dB over an eight-hour period.)
Dust	Ninety-five per cent of all exposure measurement results must be below the occupational exposure limit of 0.1 mg/m^3 for respirable crystalline silica (individual readings).	Using present diagnostic techniques, no new cases of silicosis will be tolerated among previously unexposed individuals (i.e. individuals unexposed to silica dust prior to 2008).

Noise and vibration

Hearing conservation programmes in South Africa and Australia are monitored on a quarterly basis. The identification of noise sources and the demarcation of noise zones are ongoing in order to reduce the number of employees potentially exposed to high noise and vibration levels. Compliance with the Code of Practice for hearing conservation is 93.2 per cent for the Group. Compliance with the wearing of hearing protection devices for the Group was 96 per cent, with all mines achieving well above 90 per cent. Employees found not wearing hearing protection are counselled immediately. Monitoring of lead indicators such as 'personal exposure' and 'machinery/equipment noise emissions' for consistency, as well as the enforcement of protective equipment measures, has begun and will be critical to ensure that the Group achieves its targets.

Personal noise dosimetry measurement began at the Ghanaian operations. Tarkwa has received equipment to begin vibration surveys on the mine and will commence training on the surveillance implementation plan.

Personal exposure dosimeter measurements

Mine	Total dosimeter measurements	% readings < 85 dB(A)	% readings 85dBa – 105dB(A)	> 105dB(A)
Kloof	323	18.6	76.0	5.4
Driefontein	651	68.7	31.0	0.3
Beatrix	165	35.0	65.0	0.0
South Deep	121	57.3	42.2	0.5
SA Operations	**1,260**	**44.8**	**53.6**	**1.6**

The above table shows that 55.2 per cent of our workforce is exposed to greater than 85 db(A) which may result in hearing loss over time. These measurements indicate the importance of containing noise sources and providing the correct personal protective equipment (PPE).

Machinery/equipment noise emissions

Mine	Total measure-ments	% readings 85dBa – 110dB(A)	% readings > 110dB(A)
Kloof	104	60.5	4.6
Driefontein	105	63.0	9.0
Beatrix	928	53.0	4.3
South Deep	277	39.8	6.0
SA Operations	**1,414**	**54.1**	**5.9**

To meet the second milestone objective, all equipment should emit less than 110 db(A) and, as part of this, all noise sources are reviewed throughout the year.

Noise Induced Hearing Loss (NIHL)

No new cases of NIHL were reported at Gold Fields' international operations in the past financial year. In South Africa, the legal diagnostic criteria for NIHL changed in F2004, resulting in a period of baselining between F2001 and F2004. This makes comparison of current case rates with that period difficult. In the past financial year, 94 cases of NIHL were reported at the South African operations, 22 of which were at South Deep in the last 2 quarters of the financial year. Even so, this was an improvement of 59.5% from F2005 for the historical SA

operations and 45.6% including South Deep. Due to the time taken to develop NIHL, the true effect of current hearing conservation programmes will become clearer within the next few years.

Dust suppression

In F2007, the dose for silica dust in the South African operations was 0.020 mg/m^3, a decrease from 0.032mg/m^3 in F2006. The legal limit set by the South African Department of Minerals and Energy is 0.1 mg/m^3. The data, however, is likely to increase marginally for F2008, as South Deep staff will be included in the statistics. Similarly, due to the introduction of Gold Fields' more stringent medical surveillance programme, we expect an increase in the number of both silicosis and Chronic Obstructive Airways Disease (COAD) cases which will need to be submitted for compensation. The reason for this is the usually long latency periods of between ten and twenty years from the onset of exposure to the diagnosis of radiological silicosis. Hence, the cases in the graph reflect mainly past exposure.


0,1
0,08
0,06
0,04
0,02
0
Average mg/m³
Driefontein
Kloof
Beatrix
South Deep
St Ives
Agnew
Group Average*
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
F2005
F2006
F2007

*Not measured at Ghanaian operations

QUARTERLY DUST DOSE

Since TB is known to be predisposed to by HIV infection as well as silica dust exposure, the reason for this decrease is likely to be multi-factoral: decreasing silica dust exposure and improved active and passive case finding in the TB control programme and improved care of HIV-infected employees, are possible contributors to this. The rate of cardio-respiratory TB cases at South Deep (over the last two quarters, annualised) was much lower than the average at the other South African operations. Considering the seasonal variation in the incidence of cases and the previously outsourced treatment of TB cases by South Deep, more meaningful comparison will be possible once the diagnosis and treatment of cases becomes standardised in the next year.

Encouraging safe behaviour

The Australian operations strive to create a workplace culture of 'zero injury'. Agnew runs a 'Let's make the Difference' safety campaign in conjunction with its pocket book risk management tool. St Ives has ZIP (Zero Incident Process) with which it strives to achieve zero incidents by empowering employees to take control of their personal safety. The South African operations have embarked on various behaviour-based interventions that include the mobilisation of teams in processes like Laphuma Ilanga, Bompodi, Eyethu and Courageous Leadership at Driefontein, Beatrix, Kloof and South Deep respectively. Specific high-risk hazards at Kloof and Beatrix are being addressed through the 'Snakes and Big Five', 'Wars on Falls of Ground' and Khuseleka campaigns which are reinforced through industrial theatre.

In Ghana, Damang's 'Touch Safety' campaign aims at rewarding employees for achieving set safety targets, and 'Safety Referee' rewards employees for identifying and warning of hazardous practices, promoting active employee involvement. Tarkwa is continuing with Ahwe Yie, a local version of the Full Compliance safety system.

Gold Fields – South African operations new cardiorespiratory tuberculosis cases diagnosed (excludes contractors)



Fatigue management at St Ives

At St Ives, fatigue is recognised as a major hazard for all employees and a guideline has been developed to control the risks of fatigue, setting out a risk management approach:

Educate

Ensure that employees are informed of the risks associated with fatigue and how to control these risks.

Identify

Identify the risks associated with fatigue on an ongoing basis.

Assess

Assess the risks associated with fatigue.

Control

• Ensure that shift arrangements do not predispose an employee to fatigue;

• Ensure that work arrangements do not contribute to fatigue or interfere unreasonably with employees' capacity to meet family and social commitments;

• Provide training, information and supervision that supports effective management of fatigue;

• Ensure that work systems are flexible enough to deal with factors influencing fatigue, such as allowing supervisors to reschedule tasks if fatigue becomes a problem; and

• Provide conditions that are conducive to sleep and, where site accommodation is provided, supply a balanced diet.

Monitor

Monitor and review the effectiveness of these controls.

Underground emergency preparedness and response

Fire

Underground fire protection continues to be of vital importance in the South African mines. In F2000, the South African operations embarked on a campaign to inertise all hazards in the intake airways. Timber going underground is flame retardant and other materials such as conveyor belts, electrical cables and plastic pipes are carefully selected for safety criteria. A total of 29 fire incidents were reported in F2007, of which 18 occurred at the South African operations and 11 at international operations. Six of the incidents were classified as major incidents, but no fatalities were recorded as a result of fires.

Refuge chambers

The most significant challenges that contribute to underground emergencies are fire, gas and major falls of ground. All of these require comprehensive emergency evacuation plans, which are an established norm at Gold Fields underground operations. There are currently 861 equipped underground refuge chambers in the Group. In addition, all underground workers are equipped with self-contained self-rescuers and key personnel carry portable gas monitors. Regular escape drills were conducted during F2007 and 18 employees successfully escaped to refuge chambers during actual fire emergencies without any casualties or serious injury. Eight self-contained self-rescuers were successfully used during these incidents.

OCCUPATIONAL HYGIENE AND MEDICINE

Issue-based risk assessments are ongoing and a total of 220 hygiene-related risk assessments were conducted. The Thermal Stress Code of Practice was revised in F2007. Two employees at our Ghanaian mines completed their initial occupational hygiene training and are now assisting the Ghanaian operations in implementing occupational hygiene processes.

Thermal stress

Mining at our South African operations takes place at a mean rock breaking depth of 2,283 metres, with an average virgin rock temperature of 45.4°C. These high temperatures are countered through the increased use of refrigeration and the implementation of cooling and ventilation systems. In F2007, a total of 797 stope panels and 380 development ends were ventilated (F2006: 845 and 300 respectively). Of the total temperature readings in the stopes, less than 1 per cent were above 32.5°C. The average wet bulb temperatures for the South African operations for both stoping and development were 28.5°C and 28.4°C respectively. This was achieved despite the inclusion of South Deep, where average temperatures for stoping and development ends were above 30.0°C. In addition to these engineering measures, the Group is considering limiting the length of time spent in temperatures above 32.5°C, enforced rehydration protocols, and the identification of higher risk heat zones for remedial action.

A total of 66 heat illnesses were reported for the year, 27 occurred at Beatrix, 37 at South Deep and two at Driefontein. Twenty incidents could be linked to fan failures and other ventilation problems. The remainder of the cases were due to medical reasons or other causes e.g. over-exertion. Heat stress monitoring is ongoing at Tarkwa, and Damang recently received the necessary equipment to commence heat stress monitoring. All wet bulb temperatures measured at Agnew and St Ives in Australia were below 25.0ºC.

Radiation protection

SA operations performs frequent monitoring of its effluent discharges to the environment as well as radiological exposures of its employees in order to keep exposures as low as reasonably practicable (ALARA) and to evaluate its compliance to both national and international radiation protection standards. In F2007 a public effective dose ranged from 0.028 to 0.141mSv/a which is slightly lower than the prescribed dose constraint of 0.25Sv/a and also below the public dose limit of 1mSv/a. The main contributor to public exposures would be as a result of possible usage of surface water downstream from the mine operations. To maintain and continuously improve the status quo, controls would be re-enforced and continuously tested for effectiveness. Regarding radiological exposures of workers, the average worker dose ranged from 2.05 to 12.3mSv/a during the financial year which is less than 20mSv/a. The value of 20mSv/a is an average dose over a period of five years. Of the four operations, only one operation registered a maximum worker dose of 31mSv/a which is above the average dose limit referred to above but complies well with the nationally determined worker dose limit of 50mSv/a. Various actions, in terms of engineering and administrative controls, are currently in place to bring exposure levels from this operation to below both average and maximum dose limits. The rest of the operation recorded a maximum worker dose of between 13.17 and 19.8mSv/a. Here ALARA and Optimisation programmes are being prepared for implementation for continuous improvement. It is also worth mentioning that all radiation protection procedures for SA operations are governed by a Quality Management System currently in place and is approved by the National Nuclear Regulator as a national competent authority in Nuclear and Radiation Safety for South Africa.

Detailed radiation surveys are to be conducted at both mines in Ghana to determine whether there is a radiation risk. Similar surveys at the Australian operations have determined the absence of such a risk.

Medical surveillance

The Gold Fields occupational medical practitioners (OMPs) use the results from medical surveillance to feed back to occupational hygienists to review hygiene monitoring, and to management to inform of workplace design interventions. Such medical surveillance is done in accordance with legislation at the various operations.

For example, in Australia, statutory medical surveillance is conducted five-yearly in accordance with Western Australian legislation, whereas in South Africa and Ghana, such surveillance is conducted at least annually.

In South Africa, where the majority of our workforce is located, medical surveillance is conducted at occupational health centres (OHCs) at each of the operations, whilst in Ghana, Venezuela and Peru, these services are provided by external professionals. In Australia, medical surveillance is the responsibility of the Western Australian government.

Conventional medical surveillance is often reactive as information fed back to occupational hygienists and management about occupational diseases is historical in nature. Occupational health staff strive to focus on the early detection of diseases. These interventions will assist in further prevention of ill health. Similarly, the early identification of co-morbidities associated with occupational diseases is being targeted as a means of preventing ill health. To this end, screening for alcohol and drug dependency is undertaken in Australia and active and passive TB case detection remains a priority at the South African operations.

Occupational disease

The graph overleaf demonstrates that occupational lung disease accounts for the vast majority of occupational diseases occurring at the Group's South African operations and constitutes 94 per cent of occupational disease submissions in the past financial year, including the submissions by South Deep for the last two quarters. With this in mind, the occupational health and safety discipline is targeting co-morbidities of occupational lung disease, as well as factors which may predispose employees to these conditions. Cigarette smoking, for example, is known to predispose to both silica dust disease and TB. Smoking cessation amongst employees is therefore a major area of intervention. To this end,



4% 6%
20%
70%

- NIHL
- TB
- Silicosis
- COAD

OCCUPATIONAL DISEASES SUBMITTED TO THE
COMPENSATION AUTHORITIES BY GOLD FIELDS
SOUTH AFRICAN OPERATIONS (SOUTH DEEP
Q3 & Q4 ONLY) F2007

Gold Fields supported research into healthcare workers' knowledge, attitudes and practices regarding prevention of smoking in gold miners. With regard to the system of medical surveillance at the operations, Gold Fields continuously strives to identify and implement improvements to the prevailing systems. Medical surveillance is also required to screen out employees that are physically unable to meet stringent job requirements and are therefore at risk of endangering their lives and the lives of others. In order to objectively assess an individual's ability to perform arduous tasks, Gold Fields Occupational Health and Safety team has introduced the Functional Work Capacity test battery

Healthcare workers' knowledge, attitudes and practices regarding prevention of smoking among gold mine workers

Workplace smoking policies are based on progressive anti-tobacco legislation, but there are no formal smoking interventions to achieve the objectives of such policies. Dr Vanessa Govender, an occupational medical practitioner at Kloof Mine, undertook research to determine the knowledge, attitudes and practices of healthcare workers regarding the prevention of smoking amongst miners and to propose a framework for a smoking intervention programme on the mines.

The study indicates that while an overwhelming majority of healthcare workers (98.6 per cent) are aware that smoking is harmful to one's health and 84.1 per cent reported that they would routinely enquire about patients' smoking status, this was not done in practice. In fact, only half of nursing records and none of the doctors' records documented smoking history.

To this end, a Framework for Smoking Interventions on the Mines is being implemented which focuses on firstly, discouraging non-smokers from starting, and secondly, assisting smokers to quit. Apart from workplace education and awareness campaigns, the programme introduces a standard procedure requiring healthcare workers to enquire about smoking history during all patient visits. If the patient is a smoker and gives any indication of wishing to quit, his/her dependence is assessed and assistance is then offered through referral for behavioural therapy and/or pharmacotherapy as indicated.

REGIONAL HEALTHCARE CHALLENGES

In addition to the general well-being that Gold Fields Health Services seek to ensure for employees, they are also called upon to mount an innovative response to specific health challenges (such as epidemics) that arise from time to time as Gold Fields expands its operations. The most significant challenges that Gold Fields has been managing with efficiency and pragmatism for some time are HIV/Aids and TB in South Africa and malaria and HIV/Aids in Ghana.

At our operations in Venezuela and the Cerro Corona project in Peru, no comparable healthcare challenge exists at present and we are building up medical surveillance and employee wellness programmes in order to operate from a position of knowledge should any challenge arise. In Australia, the impact of recreational drugs remains the principal challenge for our workforce and their families.

HIV/Aids and TB: South Africa

As has been reported annually since 2000, Gold Fields remains committed to managing HIV/Aids and TB. The Group's strategy continues to be one of prevention, treatment, care and support. Ongoing engagement with stakeholders, including trade unions, ensures that these initiatives are widely supported, that key interventions are audited to monitor and evaluate their efficacy; and that an assessment of the economic impact of the disease on the Group is updated annually.

Prevention

The HIV prevalence rate among employees of the Group's South African operations is estimated to be 28.3 per cent and operating costs attributable to HIV/Aids are estimated at 2.3 per cent of payroll in F2007. The Group's actuarial advisors have projected these two indicators as outlined in the graph below. Gold Fields offers HIV prevention education and training to all employees through the use of induction courses, training events and peer education; and free condoms are provided in the workplace and in mine accommodation. Although other factors could play a role, we believe that a reduction in high-risk behaviour lies behind the reduced incidence of sexually transmitted infections (STIs) treated at Gold Fields Health Services: the rate has decreased from 147 cases per 1,000 employees in F2001 to a level of 98 infections per 1,000 employees in F2006. In F2007, it continued this downward trend as reflected in the annualised rate of 77 infections per 1,000 employees.

Projected HIV prevalence rates: Gold Fields South African operations



STI rates: Gold Fields' South African operations (excluding South Deep)



SEXUALLY TRANSMITTED INFECTIONS (STI) PER THOUSAND EMPLOYEES

Testing

Voluntary counselling and testing for HIV (VCT) is offered at all GFHS facilities, and since F2004 16,639 employees have undergone VCT. VCT reinforces HIV prevention and encourages those who test negative to protect themselves. It alerts those that test positive to seek life-prolonging interventions. The Gold Fields VCT motto is 'Protect your HIV-free status with your LIFE'. During F2007, 6,599 additional employees opted for VCT, a 66 per cent increase in total employees tested to date in the Group. This dramatic increase is attributable to senior mine management who took full ownership of VCT targets, which are included in their key performance indicators. The benefit to employees and Group has been a doubling of the numbers enrolling for HIV care and treatment in the wellness and ART programmes in F2007.

HIV testing and treatment

HIV/Aids	F2005	F2006	F2007
No. employees that ever attended VRT	6,578	10,040	16,639
No. HIV positive employees ever started on wellness programme	1,444	4,012	9,059
No. HIV positive employees ever started on ART	560	847	1,703

Treatment

Gold Fields offers antiretroviral therapy (ART) to employees diagnosed as HIV-positive. By April 2007, 1,703 employees had commenced ART since the inception of the programme. Of these 1,301, or 76 per cent, still remain on the programme, the remainder having left due to retirement, resignation or death. Of those who have been on treatment for a year or longer, medical attendants are witnessing an 89 per cent adherence to taking treatment, a level comparable to adherence rates in developed countries.

TB management

A robust TB control programme to deal with the escalation in TB cases is critical to the management of Aids-related diseases. Gold Fields' TB programme predates the HIV epidemic and was scaled up to meet the four-fold increase in new TB infections related to Aids. The challenges of managing TB are well entrenched at GFHS, that is:

• Education on TB prevention and symptoms;

• TB preventive therapy for HIV-infected employees;

• Early detection of new TB cases;

• Directly observed therapy; and

• The ability to isolate and treat patients who, in future, may be diagnosed with highly infectious multi-drug resistant (MDR) TB.

In F2007, the incidence of new TB cases stabilised at 40.5 new infections per 1,000 employees, a slight decrease from F2006 (41.4), which can be attributed to improved surveillance at the occupational health centres and improved diagnostics at Primary Health Care Centres.

Extremely drug resistant tuberculosis (XDR TB)

GFHS works very closely with the Department of Health to monitor report and manage MDR (multi-drug resistant) and potential XDR TB cases. As yet, there are no confirmed cases of XDR TB amongst Gold Fields employees and, even where resistant TB is highly suspected, patients appear to recover slowly, as opposed to the rapid and deadly variety observed in other areas of southern Africa.

New TB cases per 1,000 employees per annum: Gold Fields



Care and support

In cases where employees deny their condition or refuse testing, thereby delaying diagnosis and treatment, or fail to comply with treatment requirements, they do not benefit from the life-prolonging ART provided. When these employees are no longer able to work, they are offered ill-health retirement (IHR) and, where possible, are referred to a network of home-based care (HBC) projects that Gold Fields sponsors. In F2007, approximately 20.9 per 1,000 employees retired due to ill health compared to 29.0 per 1,000 in F2006.

The company recorded eight deaths per 1,000 employees that were related to medical conditions (including Aids). The rate remains relatively unchanged from F2006 (10 per thousand) and that of the pre-Aids era when it was seven per thousand employees.

Research

Gold Fields continues to support South African Safety in Mines Research Council (SIMRAC) research projects, a tripartite initiative. Gold Fields' South African operations are involved in numerous research projects around

reducing diseases from noise and dust, including the Thibela TB research project, aimed at reducing the burden of TB disease, which is being conducted by the Aurum Institute for Health Research and co-funded by the Bill and Melinda Gates Foundation.

Gold Fields will be participating in and contributing towards a Southern African HIV Therapeutic Vaccine Project (the Theravax Project). This collaborative strategic HIV/Aids health initiative is aimed at advancing therapeutic vaccine clinical trials within southern Africa.

The Virax vaccine technology and the related Theravax Project proposal have been extensively discussed with HIV clinicians in South Africa and are favourably regarded due to the potential for the vaccine to prove an effective early therapeutic intervention, potentially delaying the requirement to start ART by some years.

Malaria: Ghana

In its continued engagement with Ghanaian healthcare authorities and other mining companies operating in the country, Gold Fields continues to monitor and assess the effectiveness of malaria control programmes implemented by other roleplayers. We continue to see a gradual decline in malaria incidence amongst our workforce and their communities. Nevertheless, the disease remains the dominant cause of cases presenting at our clinics and our local medical staff continue to manage the disease through symptomatic treatment. This avoids the long wait for test results and entails treatment generally being administered at an earlier stage, allowing more effective and less drug-intensive treatment. We remain satisfied that the current focus of malaria management, which does not rely on mass spraying but focuses instead on primary preventative behaviour-based measures, remains the most sustainable approach. These efforts include the widespread use of mosquito nets, and the selective, targeted treatment with larvicide of temporary water bodies identified as mosquito-breeding hotspots.

Community health and HIV/Aids: Ghana

HIV/Aids in Ghana has persisted at levels lower than those in southern African countries. Nevertheless, Gold Fields continues to work actively with Ghanaian authorities to promote voluntary counselling and testing (VCT) as a tool for behavioural change. The HIV/Aids Policy agreement signed with the Ghanaian Mineworkers' Union and Officials' Associations sets out the management framework for the ongoing work on the four defined elements of Gold Fields Ghana's HIV/Aids programme: Education, Prevention, Care and Support.

All employees are exposed to education, training and counselling services. Free treatment of sexually transmitted infections for employees and their immediate dependants continues. The awareness campaign conducted by the volunteer peer educators and community health facilitators also continues, having reached approximately 5,000 employees, dependants and contractors by the end of F2007. By year-end 60 per cent of employees at Tarkwa had undergone VCT compared with 13 per cent in F2006.

Gold Fields and AngloGold Ashanti jointly financed the construction of a US$53,000 STI/VCT testing centre for the Tarkwa Government Hospital in January 2007 to serve the general populace including miners who opt for off-site testing and also would like to have access to ART therapy.

Drugs in the workplace: Australia

Recreational drug use remains the principal workplace challenge for most Australian employers. Gold Fields' Australian operations remain focused on employee fitness for work, without judging what employees do in their personal time. In line with our 'three strikes and you are out' policy, we conducted a large-scale survey in May 2007 in which about 10 per cent of those tested were found to be positive, with the drug of choice being methamphetamine. Although these results are not unusual for an Australian resources sector workforce, for reasons of workplace safety, we do not tolerate such a situation, even though the disciplinary action associated with the management of this issue contributes to staff turnover.

Healthcare infrastructure: South America

Prior to the acquisition of Choco 10 by Gold Fields, mine employees relied on the public healthcare infrastructure for their non-occupational healthcare needs. During F2007, we put in place a comprehensive medical surveillance system to build a medical baseline of all employees. This initially covers regular aural, optical, cardio-vascular, respiratory and dental assessments on which the Group, over time, will build a database to respond to individual and general healthcare challenges more effectively. Gold Fields has funded the construction of a fully-equipped community hospital. To date, no non-occupational diseases reportable in terms of Venezuelan legislation have been diagnosed among our workforce or their families.

In Peru, our communities live at high altitudes and a common feature of almost all families living outside of towns is the absence of chimneys in homes due to the need to preserve heat. This, together with a tradition of using cow dung as a fuel source for indoor cooking of food, results in a relatively high level of respiratory conditions among rural people living in the high Andes. From the data gained from the project's medical induction procedure we are building an understanding of the medical challenges we are likely to encounter once the mine is fully operational.

ENVIRONMENTAL MANAGEMENT

Stakeholder issues and management performance covered in this section:

Managing our environment

The core of Gold Fields' approach to environmental management is the operation of its certified ISO 14001 environmental management system, which we expect all operations to work towards and maintain. During F2007, Gold Fields' environmental management systems were recertified as complying with the requirements of the ISO 14001:2004 environmental management systems. Other than Choco 10 and South Deep, all operating mines were recertified. The certification process, which takes the form of a certification audit, identified only minor non-conformances at the South African, Ghanaian and Australian operations.

The non-conformities recorded by the external auditors are minor in their extent and do not represent any significant environmental impact. All were rectified and formally closed out to the satisfaction of the external auditors within six weeks of the audit, as required by the process.

At Choco 10, work associated with environmental permitting requirements and the water shortage delayed the implementation of the environmental management system. In South Africa, South Deep Mine is on track for a certification audit during 2008. Although still under construction, Cerro Corona continues to make progress in the development of the procedures and monitoring protocols required to move its management system towards certification. We believe that we remain on target at the exploration sites we control for their environmental management systems to be certified to the ISO 14001:2004 standard. As this occurs, we will continue to expand the disclosure of our environmental data in line with materiality, operational needs and stakeholder input.

In the previous report we outlined, in some detail, how the ISO 14001 Environmental Management System (EMS), which seeks continued improvement across a broad range of issues, sets targets for practically every workplace activity and resource utilisation at business unit level.

The continual improvement imperative set by the EMS continues to drive a number of water-saving initiatives in our South African West Rand operations despite these operations being in a water surplus or water positive position. West Rand has maintained last year's lower water consumption rate of four tons of water per ton of rock mined. The benefits of such a reduction were manifested in a corresponding reduction in energy consumption due to reduced water pumping. Similarly, the EMS contributes considerably to a more holistic assessment of other, more conventional cost-saving initiatives that form part of Project 500 and Project Beyond, ensuring that short-term cost savings are not negated by increased environmental impact or risk.

The tables in this section reflect the Group's performance with regard to key consumables. The data represents a moving base line for evaluating continued improvement of key activities.

	F2007	F2006	F2005
Timber (tons)			
Driefontein	43,942	43,204	45,100
Kloof	37,574	55,735	39,900
Beatrix	42,587	43,259	46,100

International operations excluded as they do not use timber in their process

	F2007	F2006	F2005
Blasting agents (tons)			
Driefontein	1,400	1,042	1,400
Kloof	1,160	1,415	1,300
Beatrix	5,185	4,607	4,600
Tarkwa	29,712	28,556	23,000
Damang	3,568	2,044	1,300
St Ives	4,256	4,928	4,000
Agnew	3,287	4,130	1,700

	F2007	F2006	F2005
HCL (tons)			
Driefontein	710	1,967	2,690
Kloof	433	599	790
Beatrix	738	692	840
Tarkwa	1,267	1,444	1,100
Damang	173	232	200
St Ives	236	288	370
Agnew	192	140	150

	F2007	F2006	F2005
Lime (tons)			
Driefontein	5,782	7,580	7,600
Kloof	3,589	4,916	9,100
Beatrix	3,422	3,033	3,900
Tarkwa	3,537	3,085	2,500
Damang	3,251	3,239	3,500
St Ives	11,820	9,786	18,300
Agnew	1,402	2,042	2,400

	F2007	F2006	F2005
Cement (tons)			
Driefontein	458	1,520	900
Kloof	1,770	4,032	4,200
Beatrix	587	762	1,100
Tarkwa (Excl contractors)	67,905	64,507	72,100
Damang (Excl contractors)	4.75	23	13
St Ives	8,674	8,386	11,500
Agnew	2,255	2,051	2,400

	F2007	F2006	F2005
Caustic soda (tons)			
Driefontein	359	592	650
Kloof	81	176	510
Beatrix	512	556	530
Tarkwa	749	619	300
Damang	336	347	330
St Ives	330	284	370
Agnew	274	297	280

ENVIRONMENTAL INCIDENTS

Incident reporting is mandatory at all our operations as a key indicator of the functioning of the EMS. The data generated through the incident reports allows root cause analysis and, following management approval, generates rectifying or remedial responses. The impact classification system, formally in place since 2002, classifies incidents from levels-1 to 5 as follows:

Level-1 – incidents of minor non-compliance that result in no or negligible adverse environmental impact.

Level-2 – incidents that result in short-term, limited and non-ongoing adverse environmental impact.

Level-3 – incidents that result in ongoing, but limited environmental impact.

Level-4 – incidents that result in medium-term environmental impact.

Level-5 – incidents that result in long-term environmental impact.

Incident statistics trend

Level	F2002	F2003	F2004	F2005	F2006	F2007
1	112	565	1,222	1,174	802	1,538
2	59	144	208	129	71	117
3	7	4	2	3	4	3
4	3	0	0	0	0	0
5	0	0	0	0	0	0

The rise in incident numbers during F2007 is due in part to improved recognition of level-1 incidents at the South African operations as well as the addition of Choco 10 and South Deep to the statistics. About 25 per cent of level-2 incidents related to spillages of slimes or tailings and process water discharges.

Level-3 incidents reported

Beatrix (1)

During the first quarter, the receiving water quality objective at a monitoring point in the Boschluis Spruit was exceeded. Following engagement with regulators, a number of seepage interception options were discussed. The remedial action agreed upon is a listed activity construction of a weir in the spruit, requiring a basic environmental impact assessment (EIA). This was completed during the second quarter of F2007 and regulator approval was given during the fourth quarter.

South Deep (1)

During November 2006, a lower production rate and plant failure caused an imbalance in the water volumes entering the return water dam, resulting in an overflow. No change in water quality in the public stream was observed. Ferrous sulphate bags were placed in the overflow of the dam to neutralise any cyanide levels should the overflow reoccur.

St Ives (1)

During November 2006, an overflow of the TSF3 return water dam occurred, causing the release of 1,300 cubic metres of saline process water into the receiving environment. The incident was reported to the authorities who, by year-end, had not concluded their investigations.

WATER MANAGEMENT

The management of water usage and the prevention of water pollution is a key objective of environmental management at all our operations and projects. By its very nature, the industry is a significant user of water and, therefore, all sites have infrastructure and systems in place to monitor their usage, to understand and measure their impacts on water quality, and to maximise recycling opportunities of this precious resource.

The ongoing administrative non-conformance, highlighted in previous reports, remains the updating of the water licences of our South African operations. All mines have submitted their applications and, while they await the issuing of the new licences, continue to operate under their old permit conditions. Their right to do so, as an interim measure, has been confirmed by the responsible regulator, the Department of Water Affairs. Only a minority of other South African mining companies have received new water licences required by the new dispensation.

During previous years, the rains feeding the headwaters of the Volta River, the principal source of water for Ghana's Akosombo Dam, were considerably below average, dropping reservoir levels for Akosombo, Ghana's principal source of electrical power, to levels where load-shedding posed a risk to the ongoing production in the country's gold mining sector. Gold Fields Ghana, in a consortium with three other companies (Newmont, AngloGold Ashanti and Gold Star Resources), purchased an 80mgw power plant to supplement the country's power requirements. The cost of the plant is US$40 million which was evenly shared by the companies. The plant has been installed and was operational as of early F2007. Water shortages caused by unusually low rainfall have also significantly affected production at Choco 10.

	F2007	F2006	F2005
Total water withdrawal (m³)			
Driefontein	16,416,000	17,450,000	18,200,000
Kloof	20,799,974	23,862,289	25,500,000
Beatrix	16,912,192	13,204,645	15,100,000
Tarkwa	5,596,000	2,539,527	5,200,000
Damang	594,376	673,439	800,000
St Ives	3,941,007	3,213,848	3,600,000
Agnew	192,612	2,128,000	2,100,000

Backfill of worked-out surface pits: Australia

Gold Fields' South African operations have been backfilling stoped-out areas of underground workings for decades to improve rock stability and optimise underground heat control through heat load reduction and ventilation air optimisation. Backfilling of surface workings is a relatively recent development on Gold Fields' operations and is currently only undertaken by the Australian operations.

The advantages of surface backfill to worked-out pits are that it removes the need to construct new mine waste disposal facilities like waste rock dumps, reducing rehabilitation and closure liabilities. For the long-term sustainability of water quality of closed mining areas, back-filling final pit voids has the considerable advantage of preventing the formation of final void lakes and the associated long-term impacts on post-mining void water quality. It also reduces the risk associated with an open void in the form of both public liability and risk to livestock and wildlife.

In determining whether a completed pit is suitable for backfill, detailed hydrogeological studies are undertaken (particularly for pits to be backfilled with tailings) to ensure that contaminants will not be mobilised from the backfill by percolating groundwater, potentially affecting downstream water users and ecosystems.

At Agnew, the decision to backfill the Redeemer pit with tailings avoided the requirement to build a new Tailings Storage Facility when the previous facility reached capacity. At St Ives, the land-based North Orchin and Orchin pits have been backfilled. In addition, the following lake-based pits were backfilled with waste rock and levelled to the lake surface: West Agamemnon, Intrepide, Redoubtable, South Delta and Minotaur. It is expected, with time, that lake sediments will encroach over the backfill and eventually the white salt crust characteristic of Lake Lefroy will be re-established.

ENERGY AND CLIMATE CHANGE

Since joining the International Council for Metals and Mining (ICMM), Gold Fields has committed itself to the ICMM's position on climate change, which recognises the significance of climate change as a global issue requiring sustained reductions in greenhouse gas emissions (GHG) at a global level. (For full text see: www.icmm.com/publications/1200ICMMPositionStatementClimateChange.pdf) For Gold Fields, this commitment entails meeting or exceeding government emission standards, monitoring and reducing of GHG emissions and reporting such in a manner consistent with the Global Reporting Initiative format.

To date, Gold Fields has focused its efforts primarily on energy efficiency projects, many of which have grown from the continuous improvement requirements of our Project 100+, Project Beyond and the ISO Environmental Management System. During the year under review, we investigated a variety of less carbon-intensive energy sources for both opencast and underground operations, which could potentially allow us to diversify our energy mix and take advantage of the opportunities in the carbon market. As our understanding of the opportunities of this market deepens, we will report more fully on this issue. Moving forward we will seek a more comprehensive understanding of the emissions of our key suppliers in order to incorporate these into our monitoring, reduction and reporting efforts.

Energy consumption

In South Africa, Gold Fields has signed the Energy Efficiency Accord in terms of which signatories pledge to investigate the reduction of their energy usage by 15 per cent by 2015, using 2004 as a base. To meet this target, the Group is addressing its three principal areas of energy consumption: pumping, compressors and ventilation. The benefit to the Group arises from both reduced unit cost for electricity as well as reduced energy consumption. The national utility is partly funding these projects via the Demand Side Management Fund,

which was approved by the National Energy Regulator of South Africa.

As a result of this co-operation, Gold Fields has received an undertaking from Eskom that it will receive prior warning when load-shedding is to take place and the Group has contingency plans in place should power cuts occur. Based upon the results of its risk management system, we will also be installing more generation capacity at our South African operations.

Gold Fields is responding to Eskom's power supply constraints during the evening peak period by partnering with the national utility to implement 24 load-shifting projects with the potential to shift 120MW of electricity demand out of the peak period by 2009. Projects include improved management of hot and cold water systems, compressed air, ventilation fan control, thermal ice storage and energy-efficient lighting. One such project has been the cessation of pumping at Kloof 5 shaft, which is designed to allow the overall closure of 5 shaft. Water previously pumped from 5 shaft will now flow down to 10 shaft. This has delivered savings of R14 million for the year. The Group is also proceeding with the installation of three high-pressure water-pumping systems known as Three Chamber Pipe Feed Systems (3CPFS). These systems utilise the pressure of water pumped into the mine to displace water from underground, thereby assisting in dewatering the mine. The mine dewatering pumping requirements constitute more than 25 per cent of total energy usage in a deep level gold mine. The 3CPFS project is complemented by the Pump Efficiency Monitoring Project, which uses real-time efficiency monitoring to optimise pump maintenance. Initial monitoring results have exceeded expectations of power cost savings opportunities.

SUSTAINABLE DEVELOPMENT CONTINUED

ENVIRONMENTAL MANAGEMENT

The Group is also replacing its diesel-operated locomotives at the long-life shafts of the South African operations with battery-powered locomotives. South African operations have 949 locomotives: 750 diesel and 199 battery. This project replaces 268 diesel units at the long-life shafts, and replaces them with 176 battery units. The battery locomotives are safer, more efficient and cheaper to operate. All projects have been assessed not merely for their energy implications but also through a safety and operational continuity risk assessment.

During the early part of F2007, the lighting system at the Group's Parktown Corporate Office was changed to a more efficient system, which is managed by room occupied sensors. This has resulted in year on year energy savings of about 25 per cent or 312,036kWh or R119,222 equivalent.

Clean Development Mechanism: South Africa

Methane has been venting from the Free State goldfields since mining started in the area decades ago, with one of the highest emitters being our Beatrix Mine. Methane is a potent greenhouse gas whose contribution to global warming is 21 times higher than that of the most abundant greenhouse gas – carbon dioxide. Gold Fields is investigating the viability of a carbon credit project under the Clean Development Mechanism of the Kyoto Protocol for capturing and destroying methane naturally venting from old exploration boreholes and underground sources. A number of options are available for the destruction of the methane, and there is also the possibility that the methane could be burnt as a fuel, generating power for Beatrix. The results of this investigation should be known during F2008.

Gold Fields is also investigating a variety of passive solar heating technologies for both residential and industrial use, particularly with respect to the supply of hot water for new change houses.

We are in the process of assessing all our data and trends and are investigating normalisation factors that could facilitate performance management. A fundamental component of this process includes our GHG emissions. As a result of our Australian operations being part of the Australian Greenhouse Challenge Plus, their initiatives provide a good platform for extrapolation to all our operations.

	F2007	F2006	F2005
CO_2 (tons)			
Driefontein	Not reported	Not reported	Not reported
Kloof	Not reported	Not reported	Not reported
Beatrix	13,436	17,520	18,000
Tarkwa	137,431	112,670	96,000
Damang	37,931	45,010	33,000
St Ives	853,840	993,427	160,000
Agnew	Not reported	Not reported	64,000

	F2007	F2006	F2005
Electricity (MWh)			
Driefontein	1,904,075	1,910,100	1,874,000
Kloof	1,833,957	1,887,032	1,766,000
Beatrix*	863,460	931,533	953,000
Tarkwa	200,,282	202,641	163,000
Damang	87,606	107,006	108,000
St Ives	192,248	187,037	148,000
Agnew	51,472	48,121	46,000

In addition Beatrix used 50,000 tons of grade A coal

GOLD FIELDS 2007

120

	F2007	F2006	F2005
Electricity (TJ)			
Driefontein	6,854	6,876	6,740
Kloof	6,602	6,793	6,360
Beatrix	3,108	3,353	3,430
Tarkwa	721	729	590
Damang	315	385	380
St Ives	696	672	530
Agnew	185	173	160

	F2007	F2006	F2005
Diesel (TJ)			
Driefontein	85	160	66
Kloof	90	110	113
Beatrix	58	44	66
Tarkwa	1,855	1,,519	1,300
Damang	1,166	583	370
St Ives	811	654	825
Agnew	367	361	271

	F2007	F2006	F2005
Petrol (TJ)			
Driefontein	10.65	9.42	10.2
Kloof	5.35	5.45	4.8
Beatrix	5.82	5.43	7.3
Tarkwa	0.6	0.5	0.7
Damang	0	0	0
St Ives	3.0	4.0	3.6
Agnew	0.25	0.35	0.3

	F2007	F2006	F2005
LPG (TJ)			
Driefontein	5.85	4.2	3.87
Kloof	3.0	3.2	2.4
Beatrix	0	0	0
Tarkwa	3.8	6.1	5.1
Damang	57	80.3	112
St Ives	33	39.1	37.6
Agnew	21.6	21.7	15.5

BIODIVERSITY AND LAND USE MANAGEMENT

Since engaging with ICMM, Gold Fields has recognised that our approach to biodiversity was driven too heavily by information derived from site and project EIAs, leading to wide differences in Group practice.

The ICMM's sustainable development principles, *inter alia,* commit its members to contribute to the conservation of biodiversity and integrated approaches to land use planning, and supporting the development and implementation of scientifically sound, inclusive and transparent procedures for integrated approaches to land use planning, biodiversity, conservation and mining. Our challenge is to develop a policy position applicable to the diverse settings of our operations, their diverse ecosystems and the differing levels of human impacts that already exist there.

Some of the first steps have already been taken, for example the regional fauna and flora survey undertaken by St Ives in Australia. This created a more robust set of regional data with which to support specific land-use decisions, which has proved superior to the narrowly focused EIAs conducted to date for specific portions of the tenement.

As part of the environmental management strategy for the Cave Rocks project, St Ives Gold Mine has committed A$50,000 per year to a feral animal control project in the Kambalda region. Feral animals are an introduced species, which have established themselves in the wild and include cats, dogs and goats. They impact on native species by predation, for food and shelter, destroying habitat, and by spreading diseases. Feral goats were identified as a particular issue as they affect indigenous vegetation through soil damage and the overgrazing of indigenous herbs, grasses, shrubs and trees. For St Ives, this holds particular implications for mine site rehabilitation and end land use, as this is envisaged to return to pastoral use. Control of feral species cannot be practically undertaken on a site-by-site basis, and needs to be a regional initiative to be effective. The feral animal control programme is, therefore, being undertaken as a joint initiative between mining companies, the Department of Environment and Conservation and local pastoralists.

Alternative land use: Ghana

In 2004, Gold Fields Ghana embarked upon a programme to identify a project that would provide for sustained economic vitality in stakeholder communities in the vicinity of the Tarkwa and Damang Gold Mines after mine closure. Following a review, agribusiness was chosen as the focus area for the investigation of opportunities and the cultivation and production of oil palm was selected as the most suitable activity. As the feasibility on the potential for oil palm progressed, however, it was realised that the project required the displacement of existing but not formerly identified agricultural activity, particularly food production, on a large area within the stakeholder community. Concerned about displacing additional farms and settlements, it

was agreed in February 2007 that the project be scaled down and integrated into the ongoing SEED programme. Partially in response to continued community interest, Gold Fields Ghana is currently investigating the viability of the so-called smallholder system, which is quite common in local palm oil production companies. Gold Fields Ghana remains committed to identifying a larger, economically viable project, but will not proceed at the expense of unacceptable social or ecological impacts.

Agrihold: South Africa

In South Africa, the Living Gold project, which produces flowers under glasshouse conditions on land owned and formerly disturbed by Gold Fields on the West Rand, continues to operate despite fierce competition from growers in northeast and east Africa. Living Gold, the palm oil feasibility project and a range of other possible ventures involving the use of larger tracts of land owned, but not used, by Gold Fields mining operations in South Africa, have been grouped into a commercial entity titled Agrihold, a wholly-owned subsidiary of Gold Fields Limited.

As we further our understanding on how best to give effect to the ICMM principle of biodiversity and land use management, we will devise suitable indicators with which to measure progress and report on them.

WASTE MANAGEMENT

Gold Fields does not produce, transport, import or export any waste categorised as 'hazardous' under the terms of the Basel Convention, nor do we make use of any outside source of waste material in the mining and concentrating of gold.

Those wastes classified as hazardous by any of the jurisdictions within which we operate, such as oils, chemical containers and medical waste, continue to be disposed of through registered third parties in disposal sites permitted for that purpose. This activity forms part of our environmental management system. The principal waste products by volume are waste rock and tailings, which are generated as a by-product of mining and of the metallurgical extraction of gold from the ore. This material continues to be disposed of in permitted waste rock dumps and tailings storage facilities on mine property. For underground safety roof support, our South African operations continue to use a small percentage of the tailings generated as backfill underground.

Due to the presence of naturally-occurring low levels of uranium in the orebody mined by South African gold miners, the National Nuclear Regulator (NNR) monitors and audits the performance standards, conditions and procedures associated with the processing of ore and the deposition of the tailings on tailings facilities. Although Gold Fields produces no uranium, it remains subject to, and has throughout F2007 complied with, all the permit conditions of the NNR, which ensure occupational as well as public safety.

	F2007	F2006	F2005
Tailings to dams (tons)			
Driefontein	9,779,083	6,592,996	6,534,000
Kloof	3,710,101	3,681,623	5,128,000
Beatrix	3,590,000	3,540,324	4,118,000
Tarkwa	5,230,888	4,686,966	3,190,000
Damang	5,269,310	5,327,955	5,215,000
St Ives	4,669,446	4,567,611	3,753,000
Agnew	3,226,978	3,161,159	1,170,000

	F2007	F2006	F2005
Waste rock to dump (tons)			
Driefontein	559,946	319,783	385,000
Kloof	1,120,821	473,371	625,000
Beatrix	934,439	731,738	722,000
Tarkwa	82,168,348	74,353,234	61,666,000
Damang	28,109,727	21,427,370	9,050,000
St Ives	5,210,789	17,028,304	20,360,000
Agnew	18,234,119	14,254,210	2,060,000

Product stewardship and materials management

The concept of product or materials stewardship has been defined by the ICMM as the range of activities that can be undertaken to ensure that all stakeholders work collectively toward the responsible use of metal and minerals resources. The scope of a company's materials stewardship will depend on the extent of their business throughout the product life cycle. We understand product stewardship as a natural extension of our inclusive approach to sustainable development in which mining companies, product designers and users, regulators, the recycling industry and NGOs should seek to co-operate to minimise the environmental, health and safety risks at all stages of the material cycle so that – to the largest extent possible – the value of the material is captured and recirculated throughout the economy, while any negative impacts are minimised.

Cyanide management

Cyanide is added to crushed ore in the metallurgical plant to create soluble gold, that is, cyanide complexes from which the gold can be recovered by a process of electro-winning. Cyanidation is the only commercially viable method of gold extraction and has been in use since the 1890s.

	F2007	F2006	F2005
Cyanide (tons)			
Driefontein	1,626	1,478	1,540
Kloof	946	937	1,380
Beatrix	955	972	1,100
Tarkwa	10,462	9,750	10,300
Damang	1,800	1,969	2,030
St Ives	3,419	2,770	2,890
Agnew	733	646	600

In November 2005, Gold Fields became a founder signatory to the International Cyanide Management Code (the Code), a voluntary industry initiative for manufacturers, transporters and consumers of cyanide in the gold sector. The Code commits operations to standards of practice in nine areas: cyanide production, cyanide transport to mine sites, the handling and storage of cyanide reagent, on-site use and management of cyanide, the decommissioning of cyanide facilities, worker safety, emergency response, training and stakeholder engagement. Companies have three years from date of signature to comply with the Code.

All Gold Fields' mines will be seeking certification under the Code with the following exceptions: The Cerro Corona project in Peru will generate a gold/copper concentrate by means of a process that does not use cyanide and, therefore, does not require certification. The Choco 10 project in Venezuela was acquired after November 2005 (when Gold Fields became a Code signatory) and is, therefore, not currently scheduled for certification. Gold

Fields acquired South Deep Mine in December 2006. Although both the previous operators of the mine were Code signatories, little progress towards Code implementation was made prior to acquisition. Nonetheless, this site will attempt to seek certification alongside our other South African operations.

In moving towards Code compliance, significant capital expenditure may be required for certain sites to become compliant with Code requirements, and provision for such capital work was budgeted for in F2007. An example is the review of tailings management strategies for the South African operations, which is also required to achieve compliance with the revised Regulation 704 of the National Water Act.

In terms of the Code, signatory mining companies are required to source and transport cyanide from companies who are certified to the Code.

The text of the Code, the list of operations covered by signatory company applications, along with implementation and administrative documents can be found at www.cyanidecode.org.

Through our membership of the World Gold Council and ICMM, Gold Fields will continue to gain a better practical understanding of the need for product stewardship for its business. Through these organisations we have also engaged with the Initiative for Responsible Mining (IRMA) a multi-sector effort, launched in Vancouver, Canada in 2006, to develop and establish a voluntary system to independently verify compliance with environmental, human rights and social standards for mining operations. IRMA seeks to build on the existing foundation of research, tools and initiatives. Participants include mining companies, jewellery retailers, NGOs and trade associations.

Region	Supplier	Certification status
Ghana operations	Orica and Barbex Technical Services Limited (respectively supply and transport cyanide).	Underwent certification audits in June 2007 and are awaiting results.
Australian operations	Australian Gold Reagants Pty Limited (AGR).	Transport division was certified as being 'substantially compliant' in September 2006. AGR's cyanide production facility has yet to be certified to the Code.
South African operations	Sasol Polymers supplies and Sasol Infrachem transports cyanide for South African operations.	Sasol Infrachem was certified as being 'fully compliant' and Sasol Polymers was certified as being 'substantially compliant' with the Code in March 2007.

We believe that in our capacity to act as stewards of the materials we produce, we need to adopt a partnership approach. For this purpose, we will explore the development of a set of guidelines to facilitate the incorporation of our principles into the value-added chain. To create an understanding of this issue within our procurement function, we will be working with key suppliers to ensure that, throughout our value chain, we can support our commitment to sustainable development through more informed choices. As our ability to do so evolves, we plan to report in more substantive detail in future.

MINE CLOSURE

By end F2007, the total closure cost for the South African operations was calculated over the current life-of-mine period to be R1,181 million. For the Ghanaian operations it amounts to US$28 million, for the Australian operations to A$87 million and for the Venezuelan operation unchanged at US$5 million. The F2006 figures were R976 million for South Africa, US$21 million for Ghana, A$55 million for Australia and US$5 million for Venezuela respectively.

For the Ghanaian operations, the changes stem from the expansion of mining infrastructure, while an external review of the liabilities for the Australian operations recommended increases based largely on the increased fuel and equipment hire costs associated with demolition and the costs of longer post-closure tenement lease periods. Although still at project stage, a conceptual closure plan with a liability of US$20 million has been developed for Cerro Corona.

The stakeholder input received during the public consultations associated with the closure plan meetings for our South African operations held during F2006, has now been integrated into the revised closure planning estimates and schedules. A key benefit for stakeholders from this process has been greater clarity as to the timescale that Gold Fields remains committed to the area.

Guided by the feedback from our stakeholder engagement and insights gained from interaction with industry peers, we continue to explore opportunities for converting closure-related liabilities into potential assets for other land users. Our Living Gold project was partly motivated by this approach, as is our practice to allow the agricultural use of certain sections of rehabilitated areas on our Ghanaian properties by the community. In this way, we hope to reduce the pressure on as yet undisturbed land by our stakeholder communities.

FINES AND LEGAL ACTIONS

During F2007, no money was paid by the Group or its operations in fines or penalties resulting from environmental transgressions. Neither were any environmentally-related legal actions brought against the Group or its operations. However, the level-3 incident at St Ives is being investigated by the regulator who will take a view during F2008 on whether to issue an administrative fine or to prosecute.

AWARDS

Building on the awards of 2004 and 2005, the Environmental Protection Agency of Ghana again awarded Abosso Goldfields (Damang) the 'Most Environmentally Committed Company Award for 2007' at a ceremony held on 5 June 2007.



INVESTING IN COMMUNITIES

Stakeholder issues and management performance covered in this section

Issues relevant and material	Pages
• Community engagement	94, 100, 127
• Education and skills development	127
• Socio-economic development of communities	95-96, 100, 128-129
• Relationships with regulators	98-102, 127

APPROACH TO COMMUNITY INVESTMENT

Gold Fields finds that in all the diverse environments within which it operates or develops mines, the local governments, in various degrees, seek to persuade it to accept a role in providing social and economic services to the community. While we seek to play a role in the sustainable development of our host communities, we remain conscious that mining operations will, eventually, come to an end. Our community investment efforts, therefore, continue to favour longer term capacity-building interventions aimed at building human capital and overcoming specific infrastructural constraints to local economic development.

As set out in previous reports, all community investment activities are administered and co-ordinated by the Gold Fields Foundation or regional foundations that function autonomously but are guided by the common vision of community development adapted to local realities. The formula according to which the various regional foundations derive their funds from contributions by their regional operations remains unchanged. A different approach to community development projects is in place for Venezuela in accordance with its differing national regulations.

GOLD FIELDS FOUNDATION: SOUTH AFRICA

The Gold Fields Foundation continued to fund projects in the fields of education, community development, environment, local economic development and health, and committed R15 million for the year under review. Notable among the projects supported are environmental education centres in partnership with the World Wildlife Fund (WWF), Rhodes University, United Nations Environmental Project (UNEP) and others. Gold Fields has invested in these infrastructure, training, curriculum development and environmental education initiatives that have helped formulate environmental issues in the South African National Curriculum for over 30 years.

INTEGRATING SOCIAL AND LABOUR PLANS: SOUTH AFRICA

During 2007, Gold Fields received its new-order mining rights for our South African operations, with South Deep's application in progress. As part of this process, Gold Fields and its individual operations submitted social and labour plans (SLPs) in which they set out the range of activities and targets designed to achieve the human resource development and socio-economic development objectives of the Mining Charter. The Foundation played a major role in the development of the various SLPs and this absorbed much of its capacity during the year. Accordingly, the work of the Foundation in South Africa is shifting towards addressing the priorities identified in the Integrated Development Plans relating to poverty alleviation, water and sanitation and the fight against HIV/Aids.

In future, the Foundation will identify the correct agencies within municipal and local government structures with whom to partner to drive specific projects as identified in the Integrated Development Plans. The Foundation's track record of supporting multi-year projects and interventions will make this shift in its focus gradual and will continue to be based on ongoing stakeholder feedback, leading to a closer integration of the Foundation's work with that of mine-based staff.

INVESTING IN COMMUNITIES

DELIVERING ON SEED: GHANA

In Ghana, the five-year sustainable community development programme known as SEED (Sustainable Community Empowerment and Economic Development programme) whose origins and development were set out in the previous annual report, entered its second year. The specific goal of SEED is to improve the livelihood and the quality of life of the 30,000 men, women and children of the 16 primary stakeholder communities of our operations by 2010. The SEED process is also designed to prevent ongoing dependence on the Foundation by maximising the participation of other stakeholders and requiring the beneficiary community to formally allocate land and labour contributions to approved projects.

Improved access to basic education was identified as a critical developmental need in Gold Fields' primary stakeholder communities. In consultation with the Ghana Education Service, and with the financial support of three of Gold Fields Ghana's major business partners – Caterpillar, Shell, and Sandvik – the Foundation funded the construction of three schools with associated early childhood development centres, office blocks, store rooms, teachers' quarters and toilets. At the University of Mines and Technology at Tarkwa, the Foundation also funded the installation of a satellite-based wireless Internet access system to facilitate the University's access to Internet-based information. The scholarship programme for children in primary stakeholder communities was also expanded during the year by supporting 50 students in senior secondary, tertiary and vocational schools.

The Foundation also expanded its livelihood programmes in its primary stakeholder communities by continuing the training of farmer groups. During the year, 2,411 farmers were assisted with training in oil palm farming, vegetable farming, cocoa growing and livestock rearing.

All-weather roads stimulate economic activity by facilitating more efficient transportation of agricultural goods to market from rural communities, as well as improving access to healthcare facilities and other public services. During 2007, access roads to four primary stakeholder communities were upgraded and two new access roads constructed at a total cost of US$135,000. The Foundation also partnered with the government's rural electrification programme and funded the supply of electricity pylons to two communities to facilitate the establishment of a basic power distribution system.

IDENTIFYING SUSTAINABLE PROJECTS: SOUTH AMERICA

Following project approval for Cerro Corona, the identification and piloting of sustainable CSI projects was added to the objectives of the stakeholder engagement process. Feedback from this predominantly agrarian community, in which non-cash exchange still plays a significant role, also suggested that projects aimed at enhancing features of the local agrarian economy would be the most successful. Thus, Cerro Corona embarked on a programme of stimulating milk-production through artificial insemination of livestock and combined this with agricultural extension work to improve pasture yields. Over 300 families from the surrounding stakeholder communities participated in the agricultural training. The introduction of hardier, more resistant corn and potato varieties to the area was also piloted. Results from these pilot-level interventions should be available during the course of F2008 and, following further community engagement, one or both aspects of the support programme may be scaled up to a level where additional interventions aimed at reducing access barriers to the market of Cajamarca will follow.

EARLY COMMUNITY ENGAGEMENT: PROJECTS AND EXPLORATION

The principal challenge faced by our exploration projects is the temporary nature and limited scale of most of our projects, within which it is often difficult to identify interventions whose effect will continue beyond the Gold Fields presence. Nonetheless, we are acutely aware that future relationships with stakeholders will be formed by their experience with the exploration project and the conduct of our staff and contractors. Therefore, in line with AA 1000 guidance, all projects begin with the identification of the local leaders and stakeholders.

At Essakane, Burkina Faso, stakeholder engagement revealed community expectations for support in the rehabilitation and expansion of all forms of social services. Mindful of the project status, support was extended in a manner that did not create open-ended expectations. However, as the project moved into its third year, the areas where assistance was given were: the repair of defective water pumps, HIV/Aids awareness and malaria training for 73 community members.

The project also sought to contribute a positive legacy through the contribution of materials for the construction of nine additional classrooms in two villages, support to a school canteen by the creation of a school garden for vegetable production, the opening of three literacy centres for adults with 77 participants, women and men.

At Kisenge, in the Katanga Province of the Democratic Republic of the Congo (DRC), project staff identified the rehabilitation of the local hospital and the repair of key elements of the local transport infrastructure as priorities. Given the remote location and the level of under-development, such interventions can provide practical contributions to local infrastructure from which both the project and the community benefit.



Stakeholder issues and management performance covered in this section

Issues relevant and material	Pages
• Workplace diversity	98-99, 131-132
• Human rights	130-131, 135
• Non-discrimination	100, 131-132
• Freedom of association, collective bargaining and labour standards	130-131

Gold Fields continues to grow as a major international employer with a total global workforce of 58,726, including full-time contractors but excluding 2,179 capital project contractors in South Africa. It provides direct permanent employment to over:

• 52,454 permanent employees in South Africa (including 8,634 contractors);

• 4,300 permanent employees in Ghana (including 2,334 contractors);

• 1,154 permanent employees in Australia (including 799 contractors);

• 675 permanent employees in Venezuela (including 154 contractors);

• 85 permanent employees in Peru; and

• A further 58 (not including temporary staff contractors) active in project development and exploration activities across the globe.

A notable feature of the South African workforce is that about 40 per cent continue to be nationals from neighbouring countries, principally Lesotho and Mozambique.

EMPLOYEE RELATIONS

In line with our Human Rights Policy which can be found on the company website, Gold Fields continues to engage with all representative unions of its global workforce. At the end of F2007, 76.6 per cent of the permanent employees of the South African operations were members of one of three recognised trade unions. Approximately 67.2 per cent belong to the National Union of Mineworkers (NUM), 5.9 per cent are members of the United Association of South Africa (UASA), and 2.4 per cent belong to Solidarity.

During F2007, the South African operations experienced no strikes, and only three operations – Kloof, Beatrix and Gold Fields Health Services – experienced several employees participating in one day of political protest action. Consequently, we lost only 0.1 per cent of working time to (non-negotiated) protest action, and 99.9 per cent of shifts were worked.

Legal strikes by recognised trade unions are a legitimate instrument of employer/employee engagement and relations with organised labour have remained constructive. During the year, a number of collective agreements were concluded in respect of wages, accommodation, healthcare, end of year breaks, agency shops and the outsourcing of the IT Department.

Management and unions engage in a number of forums to discuss policies such as HIV/Aids, Adult Basic Education and Training, accommodation, employment equity, job grading and the social plan (job retention). A joint union/management umbrella body called the Gold Fields Plenary monitors progress in these forums, and the constructive engagement contributes positively to relations between management and organised labour. Gold Fields has continued discussions with the International Federation of Chemical, Energy, Mining and General Workers Unions (ICEM) regarding the possible conclusion of an agreement or accord providing for dialogue relating to Gold Fields' compliance with the Global Compact.

The number of finalised dismissal-related disputes for the South African operations declined marginally to 222 (F2006: 258). Of these, 10.5 per cent were settled, 10.4 per cent were lost while 79.2 per cent of the findings were in favour of the Group. This data suggests a positive trend towards fewer disputes in the company.

In Ghana, just over 1 per cent of our full-time workforce consists of expatriates. About 40 per cent of the workforce is represented by the Ghana Mine Workers Union (GMWU). Engagement with the GMWU focused on training and the provision of meals during working hours. Our operations reported 13 terminations due to dismissal or misconduct.

Our Australian operations experienced no industrial action. However, five members of staff were dismissed.

In Venezuela, Choco 10 was twice affected by industrial action, and 3 per cent of the workforce consists of expatriates, mostly from South America.



MANAGEMENT PROFILE BY RACE
IN SOUTH AFRICA



MANAGEMENT PROFILE BY GENDER
IN SOUTH AFRICA

WORKPLACE EQUITY AND DIVERSITY

The Gold Fields human resources objective remains the attraction, development and retention of high-quality people, to develop them to their full potential and to reward them for their achievement, commitment, innovation, and teamwork. At the South African operations, there is significant congruence between the employee initiatives pursued by Gold Fields and the requirements of the Mining Charter, with the Charter providing the socio-economic context for these initiatives. The Mining Charter and our agreements with organised labour set specific goals in the areas of human resource development, employment equity, migrant labour, housing and employee living conditions. Despite increased demand for skilled labour created by the commodities boom, we remain confident of our ability to meet the challenging goals set by the Charter.

We have made steady progress in promoting diversity in the workplace, with the aim of ensuring that our operations are representative of the communities in which we operate. This is especially relevant at our South African operations as we address the inequalities of the past and strive to create a transformed Gold Fields, reflecting South African demographics.

Our employment equity strategy in South Africa is to identify HDSAs with the required potential, and to consciously prepare them for appointment to management positions through structured individual development programmes. At the South African operations, significant HDSA representation in the C-band augurs well for progressing such candidates to the next level. Gender equity poses a particular challenge and continuous work to eliminate conditions mitigating against the employment of women in core mining positions is done at each operation.

All our operations are committed to developing local management. In Ghana, the localisation programme has continued from a position where in 2004, 14 Ghanaians

were employed in management positions. By the end of F2007, the number had risen to 94.

Continued challenges in the competitive market for skills

The economic expansion of China, India and the Middle East continued to drive a global commodities' boom, which increasingly tightened demand for mining-related and technical skills in general, making it one of the bottlenecks for mining expansion. To combat the continued poaching of skilled personnel by other sectors able to offer improved employment packages, especially on short-term contracts, Gold Fields has responded with a multi-tier strategy, whose main focus areas are:

• Large-scale training partnership initiatives at GFBLA to reduce specific skills shortages at a national level in South Africa;

Table: Percentage targets and actuals for HDSAs in South Africa

Occupational category	June 2007* Actual	June 2006 Actual	June 2005 Actual	June 2004 Actual	June 2003 Actual	June 2002 Actual	June 2007 Target	June 2008 Target
Senior management	26	26	15	16	14	8	30	40
Professionals	54	50	57	56	56	47	56	57
Technicians and associated professionals	48	48	50	48	45	37	47	50
Clerks	86	97	96	96	97	96	95	96
Service and sales	82	96	96	96	97	99	96	96
Craft and related trades	40	50	57	55	53	44	52	53
Plant and machine operators	50	97	100	100	100	100	97	97

Data for F2007 includes South Deep

• The standardisation and alignment of production bonuses, retention bonuses and artisan market allowances across the South African operations;

• Re-engineering of skilled employee work flow to refocus skills of individuals on primary function as opposed to ancillary roles;

• Re-investing in employee benefits infrastructure such as housing and sports facilities on mines to support the branding of Gold Fields as an employer of choice; and

• Exploring a wider range of mentoring support and development opportunities to support skilled employee career development.

At a corporate level, the human resources function has, therefore, reviewed its role and capacity in supporting operational excellence by implementing systems that support a performance culture. During F2007, this led to a review, standardisation and alignment of production bonuses across the South African operations, the resolution of wage equalisation and grading issues in the Category 3-8 workforce, and the integration of the South Deep human resources and payroll systems. At a purely financial level, the Group has responded to the challenge of attracting and retaining skilled staff with a range of salary adjustments for particularly critical skilled work grades, the use of retention bonuses and artisan market allowances, as well as broadening the range of job grades eligible for share options.

In order to improve the utilisation of the scarce skills at our disposal, Gold Fields has reassessed line activities of skilled individuals to refocus them on the core tasks for which their skills are required. For example, some functions were found to be devoting up to 40 per cent of work time to ancillary and administrative tasks not requiring their specialist skills. Therefore, Gold Fields has embarked on a process of re-engineering many mid-level line functions and developing new scales for particular jobs within each grade where the market places a premium on the skills.

To derive greater benefit from the range of partnerships in which the Group participates, the mentoring infrastructure is being refocused to increase the range of development opportunities for skilled employees beyond scholarships, educational support and conference attendance to include offshore and strategic project exposure. While the initial focus of these initiatives has been on the South African operations, human resources will roll out these

initiatives and the lessons learnt to assist the international operations with country- specific employment frameworks for local and expatriate staff and support structures will be applied to facilitate the movement and advancement within Gold Fields.

In Australia, the resources sector, its specialised contractors and service providers continue to experience across the board high levels of staff turnover. Gold Fields' operations are also affected by this, except at senior level. To mitigate the negative effects of staff turnover, Gold Fields Australia has adopted a variety of staff retention measures aimed at older, more experienced staff concerned about pensions, healthcare and their children's education. These measures include greater flexibility on cashing in long-service leave and company contributions to pension and private healthcare costs. We readily accept that these measures cannot address some of the drawbacks inherent in our operations, such as the remoteness of the site and the perceived lack of advancement opportunity due to the limited scale of the operation, but we are encouraged by the initial responses to our measures. Over the longer term, we also seek to secure access to future skills through an increased engagement with vacation students seeking first-time employment. We experienced 93 voluntary resignations equivalent to 25 per cent of permanent staff.

In Ghana, where we experienced 56 voluntary resignations, we continue to engage with employees about ways in which to structure their total package, including non-financial benefits, education and training support, in a more effective way.

At the same time, companies like Gold Fields are confronted by a growing number of unskilled candidates. This situation is particularly acute in developing countries where poverty and unemployment present major social challenges. The company responds at three levels: reaching out to skilled candidates, increasing its internal training capacity through the GFBLA, and improved pre-selection screening of candidates for unskilled and semi-skilled positions to minimise safety and health-related incidents among the new recruits.

Gold Fields Business and Leadership Academy

As outlined in the previous report, Gold Fields, in 2005, consolidated all mine-based training, education development and leadership infrastructure under the brand of the Gold Fields Business and Leadership Academy (GFBLA). The Academy has programme approval from the majority of Setas, and provides accredited training in the following main categories: Mining, Metallurgy, Engineering, Construction, Mineral Resource Management, Social Plan Development, Nursing, ABET, Business Management, Competency Development, Change Management and Asset Risk Management. To support the Group's meeting of Mining Charter targets, the administration of all Gold Fields bursary schemes was centralised in a dedicated function within GFBLA.

With the acquisition of South Deep, GFBLA's focus will remain on South Africa and, during F2008, concentrate on the integration of the South Deep capacity and infrastructure into the GFBLA portfolio. During F2007, the external client base expanded beyond mining clients to include local government, parastatals, public utility companies and a range of small and medium enterprises.

Via the GFBLA, Gold Fields is also at an advanced stage of negotiations with the South African government-launched Joint Initiative on Priority Skills

Acquisition (JIPSA) and the Accelerated and Shared Growth Initiative for South Africa (ASGISA) to help train several thousand artisans over the next five years. This would not only benefit Gold Fields but help meet the needs of other companies and benefit skills supply generally in the South African economy, thus reducing poaching levels.

Gold Fields Ghana Management Development Programme

The University of Stellenbosch Business School runs an eight-month management development programme (MDP) as part of Gold Fields Ghana's senior level personnel development. Twenty-five senior GFG employees successfully completed the programme during F2007.

Employees who participated in the programme found it demanding as they had to meet its demands while meeting their equally challenging regular work schedules. While highly demanding, this form of training plays a key and integral role in the achievement of Gold Fields' goals. Most participants commented favourably on the insights gained into a range of practical issues facing the company and the manner in which team members from diverse backgrounds were able to meet the challenges and come up with realistic and workable solutions.

The programme focused on action learning, especially in its strategic areas of operational excellence, growth, and future security. The MDP promoted an understanding of GFG and leadership in a global context, thereby assisting participants to interpret strategies and translate them into operational objectives.

ADULT BASIC EDUCATION

Over the years the Adult Basic Education and Training (ABET) programmes supported by the Group have been successful in that some shift bosses who started with ABET 1 have risen through the ranks. Overall, however, other learner progression data has generally remained below expectations, despite financial incentives for graduation.

The Group recognises that employees not residing on the mine were significantly under-represented on courses, primarily due to the transportation constraints of attending after-hours classes. In response, the Group ABET Corporate Committee, in which the NUM participates as a steering partner, decided to establish ABET centres that would cater primarily for stakeholder communities. This resulted in a material increase in the number of participants from around 1,790 in F2006 to about 4,200 in the year under review. In order to maintain its teacher:student ratio of 1:15, the Group increased the programme's resources.

Mindful that the extension of the course to the broader community brings its own challenges, the Group has focused on the programme's exit level outcomes and the programme now accepts functionally illiterate individuals who progress through the ABET 1 – 4 modules. Upon completion, they gain entrée to the national qualifications framework level 1 which, in turn, makes them eligible for further education and training at more advanced educational institutions. The MQA conducted a learner verification audit on the GFL ABET programme during F2007.

ACCOMMODATION AND NUTRITION

At the South African operations, Gold Fields continues to provide single accommodation and catering to some 28,000 employees, approximately 40 per cent of whom are migrants from neighbouring countries and 40 per cent from within South Africa. In F2005, Gold Fields initiated a series of single accommodation upgrades and conversions aimed at accommodating 20,000 of the 28,000 strong workforce in hostels at room densities below two. However, current feedback reveals a number of challenges associated with the conventional hostel conversion model, as it does not adequately separate the family units from the single sex setting of the hostel. Thus, we have shifted the programme objective from de-densification to normalisation. This will entail replacing hostel accommodation with new residential developments for families that will be supported by adequate access to social services infrastructure. Consequently, the Group is exploring partnering with municipalities to upgrade certain social services infrastructures such as classrooms, sport facilities and park areas in order to normalise the setting of the new employee family units.

Following the re-engineering of menus during F2006, Gold Fields is undertaking the standardisation of its hostel kitchens, which should result in greater choice and quality of food. A full-time dietician continuously monitors the nutritional qualities of the hostel menu to ensure it remains aligned to government nutritional information requirements. Training of kitchen staff was widened to include various aspects of the hospitality industry requirements but high staff turnover has affected this programme.

Stakeholder issues and management performance covered in this section

Issues relevant and material	Pages
• Employment	130, 136-137
• Economic empowerment	136-137
• Preferential procurement	101, 137-139
• Capital investment	136-137
• Beneficiation	102

Contributing to sustainable development requires Gold Fields to consider financial performance more broadly than the traditional financial indicators and shareholder returns. Sustainable societies require strong foundations: a stable social order, impartial legal systems, housing, health and educational infrastructures, freedom of the media and association and a well-protected biophysical environment. This is financed by taxes and other revenues governments usually derive from companies and individuals and redistributed by governments for the benefit of the whole society. The taxes that Gold Fields pays as a company and collects from employees on behalf of its host governments, therefore constitute an important contribution to the creation of wealth and wellbeing in the countries within which we operate.

We recognise that Gold Fields' total economic contribution comprises direct and indirect impacts. Direct impacts are the monetary flows between the organisation and its material stakeholders measured in conventional monetary indicators. Indirect impacts are the intangible benefits that do not appear in our financial statements but flow from our commercial interactions with suppliers, the payment of wages and payroll taxes, and the downstream effects that mine development generates for other businesses.

To gain a better understanding of localised value added by our operations, we closely monitor the ICMM's development of a methodology which will more accurately reflect the direct and indirect benefits of a natural resource endowment to a local community. As other ICMM members begin piloting this methodology, we hope to recognise and eventually report these benefits for our own operations.

Gold Fields employed 46,747 people globally and their earnings contributed directly to their local economies. Our total wages and salaries (including all age-related costs such as pension and medical aid) amounted to R4.3 billion. Our procurement spend on supplies and services amounted to R2.7 billion, with R1.5 billion being spent in South Africa and R1.2 billion internationally.

Our long-term commitment to the countries in which we operate mines makes Gold Fields a reliable source of tax revenue for them. In F2007, Gold Fields paid a total of R665 million in taxes, R301 million in South Africa, R296 million in Ghana, and R68 million in Australia.

TRANSPARENCY

Organisations such as ICMM can also help ensure that the extractive industries can become an important engine for economic growth and social development in developing and transition countries including through the tax revenues which they generate for governments. However, a lack of accountability and transparency in the way in which these revenues are managed can exacerbate poor governance and contribute to corruption, conflict and poverty. We, therefore, through the WGC and ICMM recognise and support the contribution the Extractive Industries Transparency Initiative (EITI) can make to the fight against corruption, to improving governance and to the debate about how extractive revenues can be used most sustainably.

	South Africa	Ghana	Australia	South America
Total employees	43,820	1,966	355	606
	Rm	**US$m**	**A$m**	**US$m**
Net sales	12,154	564	569	36
Total payroll and benefits	4,115	34	44	12
Community investment	15	1.2	0.2	0.3
Taxes paid	268	41	13	1.7
Investment in capital expenditure	2,467	139	133	23*

This amount excludes US$234 million capital expenditure at Cerro Corona project in Peru

During F2007, R295 million (US$41 million) was spent on exploration. This represents a 14 per cent increase on the F2006 figures of R248 million or US$39 million.

Across our operations we invested approximately R6.1 billion in capital expenditure to secure the future of our existing operations. This includes the ongoing spend on building new long-life shafts in our South African operations. The Group has one of the largest project pipelines of gold mines globally and an exploration programme that is active in 11 countries.

An amount of R27 million was spent on CSI globally to support educational and community development initiatives during F2007. In addition, an amount of R1,131 million was paid in dividends to shareholders.

PROCUREMENT

Gold Fields Project Beyond set out in F2005 to achieve cumulative contracted cost benefits of R300 million over a three-year period which it achieved by year-end F2007. Against a background of global commodity cost pressures reaching double digit level increases, Project Beyond succeeded in lowering our cost baseline which resulted in real input inflation coming off a lower

baseline, leading to Gold Fields experiencing cost increases substantially below South African inflation levels. Global integrated supply chain initiatives also delivered benefits through tendering negotiations, and multi-year carry over cost optimisations for Australia, and import duties savings for the Cerro Corona project.

The Gold Fields BEE Procurement Policy was adopted in 2003 when procurement from HDSAs stood at 9.7 per cent. We recognised that to raise this percentage significantly, engagement with new HDSA suppliers and the expansion of agreements with existing contractors would have to be commercially driven with considerations such as quality, cost, reliability, occupational health and safety standards remaining central requirements. As outlined in the F2006 report, Gold Fields partnered with the South African Mining Preferential Procurement Forum (SAMPPF) to formalise the accreditation of suppliers and actively investigates suppliers to guard against fronting.

By the end of F2007, HDSA spend stood at R1.4 billion, 43 per cent of the total working cost and capital materials spend. We have thus achieved our Mining Charter target of having more than 40 per cent of our working cost and capital materials spend provided by accredited HDSA suppliers. We have a 30-day payment policy in place to which we have substantially adhered. The HDSA vendor database has increased from 308 vendors in June 2006 to 510 vendors in June 2007.

The adherence to specified payment terms is critical if we are to grow the list of SMMEs on our supplier base. To this end, we engage with existing and prospective suppliers to learn their needs and, in some cases, assist them with accelerated payment terms to stabilise their cash flows.

In addition, the Shared Services Thusanang Entrepreneurial Support Centre, in collaboration with GFBLA, embarked on a pilot training project to provide skills development to members of local communities. To date, 98 people drawn from the Merafong, West Rand municipalities and the Lejweleputswa municipality in the Free State, have received training in life skills, computers and entrepreneurship. Course participants include individuals who approached Shared Services to gain supplier or service provision opportunities, existing SMME suppliers and their staff as well as aspiring entrepreneurs referred by the municipalities. A key component of each of the five-day training programmes is the follow-up of participants to monitor the impact of the acquired skills on their lives, with a view to improving the courses and identifying additional training needs among our SMME supplier base.

Three of Gold Fields Ghana's major business partners – Caterpillar, Shell, and Sandvik – made substantial contributions to the GFG SEED programme's educational projects, by providing scholarships and financial contributions towards the construction of teachers' quarters and early childhood development centres.

Gold Fields continues to engage with all its business partners to ensure collaboration of efforts in assisting our communities to a more sustainable future.

In Australia, the remoteness of Agnew Gold Mine and the closed town of Leinster impose considerable practical constraints on local procurement efforts. It constrains even combined procurement initiatives at a national level. Short mine-life plans also constrain the ability to negotiate long-term contracts for most commodities at Agnew and St Ives.

Developing local suppliers: Peru

A challenge to optimal local sourcing in Peru is posed both by the opposition of some regional downstream communities to mining, as well as the fact that 95 per cent of the stakeholder population comprises farmers. As a result, there are few immediate opportunities to source skilled labour and service providers locally. In addition, our needs for employment levels and service providers vary considerably depending on the project phase.

After extensive engagement, Gold Fields provided or facilitated access to capital and limited training for a number of local start-up service providers to work as contractors for the project during the construction phase. From the outset, the owners of these local companies were explicitly advised that the opportunities existing during the construction phase of the project would not automatically continue into the operational phase of the mine. To help minimise the risks associated with the transition, Gold Fields ensured that all local service providers underwent a supplier certification process to improve their ability to meet the changed needs of the project once it became an operational mine.

By the end of F2007, there were 60 locally-owned service providers, working for the project many as owner-drivers, mainly in the earth-moving, road-building and general construction roles. In order to overcome the stigma of working for a contractor, Gold Fields made it a condition of contract that contractors paid their staff at a level commensurate with what they would have received as Gold Fields employees performing these roles. In addition, contractor safety incidents are included in the project's safety statistics. In order to ensure adherence to these requirements and to continue general support for these operators, Gold Fields procurement and community relations staff hold a fortnightly meeting with each community contractor company to monitor progress and deviations.

Going forward, Gold Fields believes that the way to sustain healthy margins and buffer real inflation pressures will be through a combination of continued cost control measures and sustained margin optimisation initiatives. In F2008, South Deep will receive specific spend optimisation attention. With Cerro Corona coming into operation during F2008 there will be increased focus on establishing optimal input cost baselines and exploring larger group and regional synergies across the South American operations.



The Group's Risk Policy (refer to Gold Fields website www.goldfields.co.za) guides the consistent and systematic assessment of risk, the procedures for reporting risk and risk mitigation measures across the Group. The board, via the Audit Committee, is ultimately responsible for the overall system of risk management and continues to monitor measures to mitigate existing risks and identify new risks on an ongoing basis.

During F2006 the risk management structures, systems and capacity were expanded to reflect the increasingly globalised nature of the Group's operations. The intention was to broaden the development of a risk management culture at Group operations. Internal feedback led to the amalgamation of the risk management system into the strategic planning process to avoid possible gaps between the two processes and ensure their integration. This consolidates the risk management system's role as a management decision-making rather than an administrative tool.

In order to assess progress made in implementing risk mitigating strategies, an internal review was conducted of all risk mitigating strategies contained in the risk registers that were submitted during the last quarter of F2007. The process was designed to judge the extent to which the risk mitigating strategies were being implemented. As Gold Fields already applies a range of auditing processes to other risk areas, this review took the form of a complementary gap analysis to avoid duplication of the work done by processes such as the Sarbanes-Oxley audits, internal audit and ISO 14001 and OHSAS 18001 certification audits. The results of this review suggested that international operations had embraced the need to mitigate risk actively to a greater extent than their South African counterparts. This does not reflect poorly on South African operational management but rather indicates the increased complexity of these deep-level operations that require more effort in dealing with their risk profile.

During F2007 Gold Fields also commissioned an external benchmarking exercise to compare its risk management approach and management's attitude to risk with that of its global mining peers and global enterprises. Gold Fields management at all operations was asked to identify those factors that contribute most or least to successful risk management practices. In general the survey suggests that while risk management in Gold Fields is very much in line with global enterprises, it sometimes diverges from its global mining peers. Respondents indicated that the Gold Fields attitude to risk is less tolerant than that of the global mining average but more in line with the global corporate average, and that the consistent application of the risk management strategy contributes greatly to the successful risk management practice at Gold Fields. The responses also indicate there is greater accountability, involvement and focus on risk among the Gold Fields board, chief executive officer, chief financial officer and line management, than that perceived at the global mining and corporate companies. More than 75 per cent of respondents believe that Gold Fields has a risk awareness culture that is embedded throughout the organisation.

Gold Fields' risk management strategy and the cascading of an understanding throughout the organisation, especially at site management level, are indicated as the initiatives that Gold Fields does particularly well compared to its global peers. Similarly, the identification process to identify risks to corporate objectives and the Gold Fields appetite for risk-taking are also some of the successes identified by respondents. Nearly all respondents identified the challenge of retaining the skills and expertise of staff members in key roles as the major challenge faced by the industry. We are, therefore, comfortable that although risk management remains a dynamic process, our approach to risk is appropriate to that of a growing global company.

Risk mitigation responses

In determining key risks, the Group utilises conventional risk assessment methodologies. During F2007, no material new risks were identified and existing risks were re-evaluated in line with a revised financial severity rating system. Despite often being multi-dimensional, risks are grouped to fall in line with the headings contained in the strategic planning process. There may be additional risks unknown to Gold Fields at the time, and others that are presently believed to be immaterial which could become material. These factors, should they materialise, could materially affect the Group's results. All risk information contained in this section should therefore be considered in conjunction with any forward-looking statements in this document.

Human resources

The expansion of Gold Fields global footprint, together with the continuing 'commodities' boom', continues to raise demand for certain skills required by resource companies such as Gold Fields to the extent that it could have a negative impact on productivity, project continuity, the maintenance of standards and employment costs. In response to the actions of higher margin operators in the resources, construction and infrastructure sectors who have moved aggressively to recruit available skills, Gold Fields adopts a multi-tier approach aimed at generating, attracting and retaining skills. To this end the Group restructured its training infrastructure into the Gold Fields Business and Leadership Academy (GFBLA) to provide an expanded, more diverse training and skills development service to the Group and the wider sector. Mindful that many of today's skilled graduates are attracted by a company's operational ethics and sustainability performance, we continue to ensure that cost-control initiatives and productivity drives do not impair our ability to meet the high operational standards

we commit ourselves to. Finally, we seek to retain staff at all levels through a range of programmes encompassing competitive, tax-effective and flexible compensation models, career development opportunities and mentorship schemes. Share incentive and bonus schemes are being reviewed while relationships and communication with organised labour at operational level are receiving focused attention As a result, the industrial relations and employee benefits functions have been separated to improve the situation.

In addition, the Group's South African operations are subject to the Mining Charter and scorecard which seeks to

- Promote equitable access to South Africa's mineral resources for all people in South Africa;

- Expand opportunities for historically disadvantaged South Africans (HDSAs), including women, to enter the mining and minerals industry and benefit from the extraction and processing of the country's resources;

- Utilise the existing skills base for the empowerment of HDSAs;

- Expand the skills base of HDSAs in order to serve the community;

- Promote employment and the social and economic welfare of mining communities and areas supplying mining labour; and

- Promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer goods.

While Gold Fields believes that it has made, and continues to make, good progress towards meeting the Charter requirements, any regulatory changes to these, or failure to meet existing targets, could adversely affect the Group's ability to retain its new-order mining rights in South Africa.

Financial

Like all gold producers, Gold Fields is subject to the volatility of the gold price and exchange rates. This volatility could adversely impact on the Group's earnings, assets and cash flows. Marginal operations and long-term investment decisions relating to mine-deepening projects are particularly impacted by such fluctuations. Rising commodity input costs and sourcing bottlenecks driven by strong global demand for diesel, timber, tyres and certain chemicals have also impacted on production costs and could continue to do so in future. Gold Fields' response to these volatilities continues with the pursuit of Project 500, which comprises both projects aimed at generating additional revenues through enhanced productivity and better grade selection aimed at improving quality volumes (Project 400) and initiatives designed to achieve considerable savings (Project 100, Project 100+ and Project Beyond). Capital projects, such as the mine-deepening projects, are structured on a modular basis to allow for the suspension of the project should market conditions change which could adversely affect the feasibility of the project. At the same time, these projects are designed not to adversely affect the Group's adherence to, and compliance with regulation, industry standards and adopted voluntary codes. Gold Fields believes the way to sustain healthy margins and buffer real inflation pressures is through effective cost management and investment in continued margin optimisation initiatives. As a result Gold Fields continues to drive various initiatives through its global integrated supply chain and strategic sourcing optimisation programme which seeks to reduce procurement costs through centralised buying, standardised usage of inputs and better inventory management. Where appropriate, the Group also seeks longer term, mutually beneficial arrangements with suppliers and technology partners. The Group also takes an active role in strengthening global demand for, and use of, gold through its activities in the World Gold Council.

Political

Mining operations are physically bound to the location of their orebody. As a result, the sector is exposed to unexpected changes in national regulatory requirements, such as the tax regime, the terms of royalty agreements, as well as levy and licence conditions. Such uncertainties can have a material effect on overall profitability and influence investment decisions in certain regions where there is political volatility, a divisive electoral process or a drift towards undemocratic rule. In addition, there are local, national and international campaigns against mining activities and specific forms of mining, all of which have the potential to influence public perceptions of the industry. These could include demands from labour and other social demands. Gold Fields remains particularly conscious of these dynamics and continues to develop relationships and mutually beneficial partnerships with all levels of government and non-governmental stakeholders in each country of operation. Through the implementation of the AA 1000 stakeholder engagement system, community support programmes and its membership in various industry bodies and transparent lobbying at national and international level, the Group further seeks to ensure stakeholder inclusivity and manage stakeholder expectations and increase regulator understanding.

Ore reserves

Gold Field's operations confront a range of uncertainties when estimating ore reserves and delivering forecast grades due to the inherent risky nature of mining. As new information or technology becomes available, reserve estimates may change significantly over time and product price or currency fluctuations may cause lower ore grades to significantly affect its economic viability. Any significant restatement in the ore reserve may impact on the company's profitability and cash flow over time. To manage this risk, Gold Fields maintains access to world-class in-house and external geological, mineral and resource management capacity.

This capacity has expanded over time to take account of the increasingly diverse orebodies the company exploits, with highly experienced staff familiar with diverse geological settings constantly monitoring pertinent geological assumption changes.

Health

The occupational illnesses associated with hard rock mining operations can be caused by excessive, persistent exposure to dust, heat, radiation, noise, vibration and gases. Therefore, the sector has long been subject to stringent occupational health and safety, as well as occupational compensation legislation, which is subject to change from time to time. While the Group's various operations have put the necessary capacity in place to ensure full compliance with the legislation of the various jurisdictions, and operate various programmes and initiatives to give effect to this, changes in these laws and regulations may result in additional costs.

In addition, the industry confronts various regional, non-occupational healthcare challenges, such as the HIV/Aids pandemic, which is particularly severe in southern Africa, and malaria, which is prevalent in West Africa. Left unmanaged, such medical challenges could adversely affect productivity, safety, general medical costs and absenteeism. Both have been aggressively targeted with a strong emphasis on employee and community involvement and prevention through a variety of educational initiatives. In addition, a preventative employee wellness programme for all employees is in place, which is complemented by a multi-tier HIV/Aids management programme for those affected by the disease.

Environmental and social

As its global footprint expands, Gold Fields is subject to an ever-growing range of national environmental laws, regulations and permit conditions as well as a more active stance by global and local environmentally focused organisations and community groups. Continued compliance with evolving regulatory requirements and dynamic community expectations holds the potential for increased costs and/or potential litigation that could impact negatively on cash flow and earnings. Gold Fields' response to these risks is to resource its environmental and community engagement structures adequately at an operational and corporate level so as to enable it to operate within the law. Through the implementation of the AA 1000 stakeholder engagement system, the Group builds and maintains inclusive, constructive, long-term relationships with its stakeholder communities. In addition, the company environmental management system has since 2003 been certified to the international ISO 14001:2004 standard by external auditors. The Group also seeks to integrate its community engagement more closely with environmental management functions, making both more sustainable through increased integration. Thus, many rehabilitation efforts are simultaneously aimed at creating, *inter alia*, sustainable livelihoods, while energy efficiency projects are also assessed for the carbon footprint reduction.

Risk financing

In response to its growing global presence, the Group appointed an insurance service provider in F2006 capable of servicing the Group's insurance needs at the national, regional and global level. Despite Gold Fields' track record of excellent risk profile, the addition of South Deep Mine, with its history of major claims, led to an increase in the Group's overall insurance policy limits and insurance costs for F2007. The Group continues to insure on a standing charges only (fixed cost) basis of business interruption cover in an effort to contain costs. In the event of the Group suffering a major loss, future earnings could be affected.

INTRODUCTION

Gold Fields is committed to upholding sound principles of corporate governance.

Gold Fields endorses the principles contained in the South African Code of Corporate Practices and Conduct as recommended in the Second King Report (the 2002 King Report) and believes that it complies with its provisions. Adherence to sound principles of corporate governance will remain both a board and a management priority.

Gold Fields' shares are listed on the JSE Limited, South Africa (the JSE) as a primary listing. As such, the company is required to comply with the listings requirement of the JSE (JSE Listings Requirements) in respect of the 2002 King Report. Gold Fields shares also trade in the United States of America (USA) on the New York Stock Exchange (NYSE) and are registered with the United States Securities and Exchange Commission (SEC). As such, the company is subject to the disclosure and corporate governance requirements of the NYSE, in so far as these relate to foreign private issuers such as Gold Fields.

BOARD OF DIRECTORS

Gold Fields is governed by a unitary board which may not, in terms of its articles of association, comprise fewer than four nor more than 15 directors.

The board currently comprises two executive directors and 11 non-executive directors.

The office of the chairman and that of the chief executive officer are separate from one another and are currently filled by an independent non-executive director (Mr AJ Wright) and an executive director (Mr ID Cockerill) respectively.

The Gold Fields board comprises a significant majority of non-executive directors of whom sufficient are independent of management so that shareowner interests (including minority interests) can be protected. Non-executive directors do not receive any remuneration from the company for their services as directors other than the fees and the share options detailed in the Directors' Report on pages 175-186 of this annual report.

Ms G Marcus was appointed as non-executive director of the company by the board with effect from 14 February 2007. The credentials of the new board member were reviewed by the board prior to her appointment and she has received induction material and information relevant to her obligations as director as well as the company's history, activities, and business.

The board reviews the status of its members on an ongoing basis and, based on its deliberations, currently considers at least 10 of the current complement of 11 non-executive directors to be independent, as defined in the JSE Listings Requirements. The board, therefore, comprises a majority of non-executive directors who are also independent.

In its deliberations, the board determined that Mr Sexwale could not be categorised as independent by virtue of the contractual arrangements in place between Gold Fields Group companies and Mvelaphanda Resources Limited (of which Mr Sexwale is an executive director) which might, in certain circumstances, be significant enough to interfere with the categorisation of this non-executive director as independent.

Details of the directors and their status as executive, non-executive or independent appear on pages 10 and 11 of this annual report.

BOARD CHARTER

Gold Fields' mission is to be a leading, value adding, globally diversified, precious metals producer through the responsible, sustainable and innovative development of quality assets.

In accordance with a formal board charter, the board of directors seeks to promote the pursuit of this mission while upholding sound principles of corporate governance, the interests of communities that it affects, responsible citizenship and the best interests of its shareholders. Ultimately, the board seeks to create enduring shareholder value in a responsible and ethical manner.

The charter, which is available on the Gold Fields website (www.goldfields.co.za), articulates clearly and concisely the objectives and responsibilities of the board.

The board discharges these responsibilities through a number of actions including:

• Determining the Group's code of ethics and conducting its own affairs in a professional manner, upholding the core values of integrity, transparency and enterprise;

• Evaluating, determining and ensuring the implementation of corporate strategy and policy;

• Monitoring the performance of the Group, including operational performance and management performance against the Group's strategic plans;

• The overall system of risk management and monitoring risk exposures and controls;

• Developing and setting disclosure and reporting practices to best serve the needs of its shareholders;

• Regularly monitoring and appraising its own performance;

• Seeking to ensure ethical behaviour and compliance with relevant laws, regulations, audit and accounting principles/practices, the Group's own governing documents and code of ethics; and

• Providing counsel and advice to the chief executive officer and his team on all critical and sensitive matters.

STAGGERED ROTATION OF DIRECTORS

One-third of directors must retire from office at each annual general meeting of the company, with the first to retire being those appointed as additional members of the board during the year, followed by the longest serving members. Retiring directors are free to make themselves available for re-election and may, as such, be re-elected at the annual general meeting at which they retire.

BOARD MEETINGS AND ATTENDANCE

The board is required to meet at least four times a year. The non-executive directors also use this opportunity to meet amongst themselves. The board met on 10 occasions, in person or telephonically, during the year under review. The record of attendance by members of the board at such meetings is contained in the table overleaf:

Director name	Number of meetings attended
AJ Wright	10
ID Cockerill	10
NJ Holland	10
JM McMahon	10
RL Pennant-Rea	8
PJ Ryan	9
TMG Sexwale	6
CI von Christierson	7
K Ansah	10
A Grigorian	10
JG Hopwood	10
DM J Ncube	9
GJ Gerwel[1]	3
G Marcus[2]	4

[1]Retired effective from 10 November 2006

[2]Appointed effective from 14 February 2007

BOARD COMMITTEES

The board has established a number of standing committees composed entirely of non-executive directors. These committees comprise the Nominating and Governance Committee, the Audit Committee, the Compensation Committee, the Health, Safety and Environment Committee, all of which operate in accordance with written terms of reference, which terms of reference were approved by the board and are available on the Group's web site (www.goldfields.co.za) or from the company's secretarial office, on request.

Each of the standing board committees is chaired by an independent, non-executive director. Each such committee is required to evaluate its own effectiveness and performance from time to time, with the Nominating and Governance Committee monitoring and reporting to the board periodically on such performance and effectiveness.

Each member is paid remuneration in addition to the annual fee payable to directors, which remuneration is recommended by the board and requires approval in advance by the shareholders of the company in general meeting.

NOMINATING AND GOVERNANCE COMMITTEE

The Nominating and Governance Committee is chaired by the chairman of the Group, Mr AJ Wright. Dr PJ Ryan, Dr A Grigorian and Mr RL Pennant-Rea are the other members of this committee. Its written terms of reference require this committee, *inter alia*, to:

- Develop the approach of the Group to matters of corporate governance and make recommendations to the board with respect to all such matters;

- Identify a successor to the chairman and chief executive officer and make recommendations in this regard to the board as a whole;

- Consider the mandates of board committees, the selection and rotation of committee members and chairman as well as the performance and effectiveness of each board committee on an ongoing basis; and

- Evaluate the effectiveness of the board and its committees and management as a whole and report thereon to the board.

The Nominating and Governance Committee met on three occasions during the year under review. The record of attendance by members at such meetings is contained in the tables below.

Director name	Number of meetings attended
AJ Wright	3
A Grigorian	3
RL Pennant-Rea	2
PJ Ryan	2

AUDIT COMMITTEE

The Audit Committee was reconstituted on 8 May 2007. The Audit Committee, as reconstituted, comprises Mr JG Hopwood (Chairman), Messrs RL Pennant-Rea, DMJ Ncube and JM McMahon, and is required to meet at least quarterly every year and to monitor and review:

- The effectiveness of the Group's information systems and other systems of internal control;

- The effectiveness of the internal audit function;

- The reports of both the external and internal auditors;

- The quarterly and annual reports and specifically the annual financial statements;

- The annual report on Form 20-F filed with the SEC;

- The accounting policies of the Group and any proposed revisions thereto;

- The external audit findings, reports and fees and the approval thereof; and

- The compliance with applicable legislation, requirements of regulatory authorities and the Group's code of ethics.

All members of the Audit Committee are independent non-executive directors.

The internal and external auditors have unrestricted access to the Audit Committee and its chairman and the board and its chairman, ensuring that their independence is in no way impaired.

The Group internal audit function is headed by the senior manager, internal audit. The Audit Committee determines the purpose, authority and responsibility of the internal audit function in an Internal Audit Charter, which charter has been approved by the Audit Committee. The Audit Committee has the authority to appoint and dismiss the head of the Group internal audit function.

The Audit Committee is required to approve all significant non-audit relationships with the Group's independent auditor. For the period under review, the Audit Committee has approved, and the Group's independent auditor has performed, the following non-audit services: accounting advice and taxation services. In consideration for rendering these services, the Group has paid the independent auditor an amount of R2.9 million.

The Audit Committee is responsible for the oversight of the work of the independent auditor, and the independent auditor reports directly to the Audit Committee.

The board of directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields' management and auditors, the quality of Gold Fields' disclosure controls, the preparation and evaluation of Gold Fields' financial statements and Gold Fields' financial reporting. The board also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities.

The Audit Committee has adopted formal, written terms of reference that were approved by the board. Save in respect of the requirement to have at least one member who is an 'audit committee financial expert', as defined in the rules of the SEC, the Audit Committee is of the opinion that it has satisfied its responsibilities for the past financial year in compliance with such terms of reference.

The Audit Committee met on seven occasions during the year under review. The record of attendance by members at such meetings is contained in the table below.

Director name	Number of meetings attended
JG Hopwood	7
K Ansah[1]	7
GJ Gerwel[2]	2
JM McMahon	7
RL Pennant-Rea	4
DMJ Ncube[3]	0

[1]*Resigned effective from 8 May 2007*

[2]*Resigned effective from 10 November 2006*

[3]*Appointed effective from 8 May 2007*

COMPENSATION COMMITTEE

The Compensation Committee was reconstituted on 8 May 2007. The Compensation Committee, as reconstituted, comprises independent non-executive directors namely, Mr CI von Christierson (Chairman), Messrs JM McMahon, DMJ Ncube, JG Hopwood and AJ Wright and is required to meet at least twice a year. This committee, which has adopted its own formal terms of reference, has established and reviews, on an ongoing basis, the Group's compensation philosophy, the terms and conditions of employment of executive directors and other executives, including a short-term performance-linked bonus scheme and a long-term share incentive scheme.

The terms and conditions of employment of both executive directors are contained in written contracts of employment. The remuneration particulars of each contract are contained on page 181 of this annual report, with the Group's maximum exposure being limited to two years' remuneration in the event either such executive director's services are terminated as a result of a takeover or merger.

The Compensation Committee met on five occasions during the year under review. The record of attendance by members at such meetings is contained in the table below.

Director name	Number of meetings attended
CI von Christierson	3
JM McMahon	3
DMJ Ncube	4
TMG Sexwale[1]	0
AJ Wright	5
JG Hopwood[2]	1

[1]*Resigned effective from 8 May 2007*

[2]*Appointed effective from 8 May 2007*

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

The Health, Safety and Environment Committee was reconstituted on 8 May 2007. The Group is committed to the achievement and maintenance of world-class standards in the management of the health and safety of its employees and the environment. As such, the Health, Safety and Environment Committee plays a pivotal role in assisting the board in its oversight of the effectiveness of the Group's environmental, health and safety programmes and to keep the board informed in regard to the Group's objectives, compliance with and maintenance of standards in these areas. The committee seeks also to minimise health, safety and mining-related accidents within the Group, to ensure that the Group's operations are in compliance with all environmental regulations and has established a Group policy in respect of HIV/Aids and health matters. This committee has adopted formal terms of reference and is required, in terms thereof, to meet at least twice a year. The committee, as reconstituted, comprises Dr PJ Ryan (Chairman), Mr K Ansah, Dr A Grigorian and Ms G Marcus.

The Health, Safety and Environment Committee met on four occasions during the year under review. The record of attendance by members at such meetings is contained in the table below.

Director name	Number of meetings attended
PJ Ryan	3
K Ansah	4
A Grigorian	4
JG Hopwood[1]	4
DMJ Ncube[1]	3
G Marcus[2]	0
AJ Wright[2]	1

[1]Resigned effective from 8 May 2007

[2]Appointed effective from 14 February 2007

BOARD SUB-COMMITTEE FOR WESTERN AREAS OFFER

A special, ad hoc committee for the Western Areas offer was established by the board to assist it in considering and evaluating the bid for the South Deep Mine. This committee was dissolved following the successful acquisition.

The committee comprised Messrs JG Hopwood, ID Cockerill, NJ Holland, JM McMahon and AJ Wright. This committee met on two occasions during the year under review. The record of attendance by members at such meetings is contained in the table below:

Director name	Number of meetings attended
JG Hopwood	2
AJ Wright	1
JM McMahon	2
ID Cockerill	2
NJ Holland	2

BOARD SUB-COMMITTEE FOR THE EQUITY RAISING

A special, ad hoc committee was established by the board to assist with the final terms of the equity raising and the committee was dissolved following the successful placement.

The committee comprised Messrs JG Hopwood, ID Cockerill, NJ Holland and AJ Wright. This committee met on two occasions during the year under review. The record of attendance by members at such meetings is contained in the table below:

Director name	Number of meetings attended
JG Hopwood	2
ID Cockerill	2
NJ Holland	2
AJ Wright	2

EXECUTIVE COMMITTEE

The Gold Fields Executive Committee comprises the two executive directors and 11 executive officers.

This committee is not a committee of the board, but is primarily responsible for implementing the board's directives, meets regularly to review Group performance and develop Group strategy and policy proposals for consideration by the board.

The Executive Committee of Gold Fields has been mandated by the board to assist in the execution of the Group's disclosure obligations. A series of guidelines on disclosure have been disseminated throughout the Group. 'Disclosure' is an agenda item at each Executive Committee meeting and, in order to facilitate the fulfilment by the committee of this function, a disclosure co-ordinator has been appointed at each operation and in respect of each core discipline throughout the Group.

Each operating subsidiary of the Group has established board and management committee structures in place designed to ensure that the Group's commitment to sound practices and standards of corporate governance is maintained on a Group-wide basis. At least one of the Group's executive directors serves on the board of each operating subsidiary of the Group.

Details of the members of the Executive Committee appear on pages 12 to 13 of this annual report.

INTERNAL CONTROL

The board has established and maintains internal controls and procedures, which are reviewed regularly for effectiveness. These controls and procedures are designed to manage, rather than eliminate, the risk of failure, and provide reasonable, but not absolute, assurance that there is an adequate system of internal control in place.

Internal auditors monitor the operation of the internal control systems and report their findings and recommendations to the Audit Committee, the directors and management. Corrective action is taken to address any deficiencies as and when they are identified. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

GROUP CODE OF ETHICS

Directors and employees are bound to uphold the core values of honesty, transparency and integrity that underpin the Gold Fields Code of Ethics. Above all, this code requires all directors and employees to maintain the ethical standards set by the Group, *inter alia*, that its

representatives conduct themselves with integrity, in accordance with all applicable law and, generally in a manner which is beyond reproach. The code of ethics also articulates the Group's policy with respect to conflicts of interest, confidentiality, fair dealing, the protection and proper use of Group assets. The code of ethics is available on the Group's website (www.goldfields.co.za) and has been communicated throughout the Group. The code of ethics is also communicated to all new employees.

The board is committed to ensuring the consistent application of the code of ethics and is assisted in its responsibility for overseeing compliance therewith by the Audit Committee.

Gold Fields has contracted the services of 'Tip-offs Anonymous', an independent hotline service provider, to facilitate the confidential reporting of code violations, fraud and other inappropriate behaviour. Employees found guilty of ethical breaches are disciplined in accordance with the Group's disciplinary code and, should the breach also be a criminal act, it is the Group's policy to pursue prosecution of the employee concerned.

INSIDER TRADING

The Group operates a closed period prior to the publication of its quarterly and year-end financial results during which period employees, directors and officers of the Group may not deal in Gold Fields shares. This is also extended to any period when Gold Fields is trading under a cautionary announcement or when employees, directors and officers are in possession of unpublished price sensitive information. The company secretary keeps members of the board and employees across the Group informed of all such periods.

FINANCIAL STATEMENTS



CONTENTS



STATEMENT OF RESPONSIBILITY

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of the company and of the Group. The financial statements presented on pages 175 to 245, have been prepared in accordance with International Financial Reporting Standards (IFRS) and in a manner required by the Companies Act in South Africa, and include amounts based on judgements and estimates made by management.

The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS Standards that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.

The company and the Group operated in a well-established controlled environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.

The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group or any company within the Group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the Group.

Gold Fields has adopted a Code of Ethics which code is available on the Gold Fields website and which is adhered to by the Group.

The Group's external auditors, PricewaterhouseCoopers Incorporated, audited the financial statements, and their report is presented on page 153.

The financial statements were approved by the board of directors on 6 September 2007 and are signed on its behalf by:

NJ Holland
Chief Financial Officer

ID Cockerill
Chief Executive Officer

REPORT OF THE INDEPENDENT AUDITORS

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF GOLD FIELDS LIMITED

We have audited the annual financial statements and Group annual financial statements of Gold Fields Limited, which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 30 June 2007, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity, the cash flow statement and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 175 to 245.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the Group as of 30 June 2007, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc
Director: PC Hough
Registered Auditor

Johannesburg
6 September 2007



CORPORATE SECRETARY'S CONFIRMATION

In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

C Farrel
Corporate Secretary

6 September 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

(The following Management's Discussion and Analysis of the Financial Statements should be read together with the Gold Fields' consolidated financial statements, including the notes appearing with these financial statements.)

The financial results have been prepared in accordance with International Financial Reporting Standards (IFRS), which is consistent with the previous year, except as noted in note 1 under Accounting Policies.

RESULTS FOR THE YEAR

Net earnings attributable to ordinary shareholders for fiscal 2007 were R2,363 million (or 423 cents per share), compared with restated net earnings attributable to ordinary shareholders of R1,544 million (or 313 cents per share) achieved for the previous financial year. The reasons for this increase are discussed below.

Headline earnings, excluding the after tax effect of asset impairments and profits on the sale of investments and fixed assets, amounted to R2,188 million or 392 cents per share for fiscal 2007, compared with restated headline earnings for the previous year of R1,492 million or 303 cents per share.

These results are analysed as follows:

REVENUE

Revenue increased 35 per cent from R14,605 million in fiscal 2006 to R19,693 million in fiscal 2007. The increase in revenue of R5,088 million was due to the increase in the rand gold price which increased from R107,918 per kilogram to R147,623 per kilogram, partially offset by a decrease in gold sales. This increase in the rand gold price occurred as a result of a 22 per cent increase in the US dollar gold price from an average of US$524 per ounce to US$638 per ounce year on year and a weaker rand which moved from an average of 6.40 to 7.20 to the US dollar, a change of 13 per cent.

Gold sales decreased 1 per cent from 4,351,000 ounces in fiscal 2006 to 4,288,900 ounces in fiscal 2007. Gold sales at the South African operations decreased from 2,659,600 ounces to 2,648,900 ounces or less than one per cent, while gold sales at the international operations decreased from 1,691,400 ounces to 1,640,000 ounces or 3 per cent.

At the South African operations, excluding South Deep control of which was acquired on 1 December 2006 and therefore has no comparative figures for fiscal 2006, the decrease in gold sales amounted to 176,800 ounces or 7 per cent, from 2,659,600 ounces to 2,482,800 ounces. Gold sales at South Deep amounted to 166,100 ounces for the seven month period. At Driefontein, gold output reduced from 1,149,500 ounces to 1,016,500 ounces as a result of lower underground and surface grades. Gold output at Kloof increased from 914,000 ounces to 922,900 ounces with lower surface and underground grades offset by an increase in ore tonnage milled. At Beatrix, gold output decreased 9 per cent from 596,100 ounces to 543,400 ounces due to lower grades.

At the international operations the decrease in gold sales of 51,400 ounces or 3 per cent was mainly as a result of a decrease at Damang of 47,200 ounces from 235,100 ounces to 187,900 ounces due to a reduction of available high grade fresh ore tonnage mined and processed. Tarkwa was marginally lower at 697,100 ounces compared with 709,200 ounces. In Australia, St Ives and Agnew both decreased by about 3 per cent to 487,000 and 212,300 ounces respectively. The decrease at St Ives was due to a reduction of high grade underground ore from East Repulse, which was partially replaced with lower grade surface ore. At Agnew, the decrease was due to an increase in ore processed from the lower grade Songvang open pit, which replaced depleted high grade underground ore. At Choco 10, gold production doubled to 55,700 ounces as financial 2006 only included production from the acquisition date of 1 March 2006.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

COST OF SALES

Cost of sales, which consists of operating costs, changes in gold inventories and amortisation and depreciation, increased from R11,541 million in fiscal 2006 to R14,949 million in fiscal 2007.

The table below presents the analysis of cost of sales:

Analysis of cost of sales	F2007 Rm	Restated[2] F2006 Rm
Total cash costs	11,615	9,201
Add: General and administration	539	365
Exploration – on mine	41	40
Rehabilitation	36	39
Gold inventory change – cash portion	174	38
Royalties[1]	(212)	(158)
Operating costs	12,193	9,525
(Deduct)/Add: Gold inventory change – total	(246)	(59)
Amortisation and depreciation	3,002	2,075
Cost of sales per income statement	**14,949**	11,541

[1]*Royalties are deducted as they are included as part of total cash cost but are reflected as part of taxation in the income statement*

[2]*Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised*

The analysis that follows provides a more detailed comparison of costs year on year taking into account changes in production levels.

Operating costs

The following table sets out for each operation and the Group total gold sales in ounces, total cash costs and total production costs for the years ended 30 June 2007 and 2006.

	Year ended 30 June 2007					Year ended 30 June 2006 – restated*				
	Gold sold ('000 oz)	Total cash costs[4] (US$/oz)	Total production costs[4] (US$/oz)	Total cash costs[4] (R/kg)	Total production costs[4] (R/kg)	Gold sold ('000 oz)	Total cash costs[4] (US$/oz)	Total production costs[4] (US$/oz)	Total cash costs[4] (R/kg)	Total production costs[4] (R/kg)
Driefontein	1,016.5	348	415	80,457	96,135	1,149,5	315	378	64,869	77,807
Kloof	922.9	366	449	84,672	103,933	914.0	374	456	76,921	93,851
Beatrix	543.4	377	455	87,251	105,384	596,1	354	422	72,768	86,759
South Deep[5]	166.1	595	714	137,689	165,254	–	–	–	–	–
Total South African operations	2,648.9	375	454	86,908	105,083	2,659.6	344	415	70,781	85,326
Ghana										
Tarkwa[1]	697.1	333	390	76,988	90,182	709,2	292	344	60,091	70,712
Damang[2]	187.9	473	498	109,379	115,335	235.1	341	357	70,077	73,509
Venezuela										
Choco 10	55.7	523	619	121,028	143,443	28.3	294	367	59,841	74,858
Australia[3]			577		133,658			427		87,963
St Ives	487,0	424		98,039		496,4	339		69,754	
Agnew	212.3	295		68,403		222.4	266		54,656	
Total International operations	1,640.0	377	490	87,332	113,409	1,691.4	309	382	63,596	78,501
Total operations	4,288.9					4,351.0				
Weighted average cost		376	468	87,070	108,267		330	402	67,988	82,673

*Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised

Notes

[1] In fiscal 2007 and 2006, 495,600 ounces and 504,200 ounces respectively were attributable to Gold Fields.
[2] In fiscal 2007 and 2006, 133,600 ounces and 167,200 ounces respectively were attributable to Gold Fields.
[3] Total production costs for the Australian operations are not split between the two operations.
[4] Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.
[5] For the seven months since acquisition – effective 1 December 2006.

The weighted average total cash cost per kilogram increased by 28 per cent from R67,988 per kilogram (US$330 per ounce) in fiscal 2006, to R87,070 per kilogram (US$376 per ounce) in fiscal 2007.

The weighted average total cash costs at the South African operations in rand terms increased 23 per cent from R70,781 per kilogram in fiscal 2006 to R86,908 per kilogram in fiscal 2007. This increase was as a result of the decline in yields at all the operations with a resultant decrease in gold production, wage increases at the commencement of the fiscal year that were above inflation together with normal inflationary increases and the inclusion of South Deep which averaged R137,689 per kilogram (US$595 per ounce) for the seven months as it is in a build-up phase. Cost savings initiatives, namely Project Beyond and Project 100+, have partly offset these increases. The seven per cent lower gold production, excluding South Deep, has had a significant impact on unit costs, as costs do not decrease proportionately with volume due to the fixed nature of certain costs. If we exclude South Deep total cash costs increased 18 per cent to R83,511 per kilogram (US$361 per ounce).



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

At the international operations total cash costs increased from US$309 per ounce to US$377 per ounce, an increase of 22 per cent. In addition to higher input costs such as labour, cement, fuel, tyres and reagents due to the resource boom which affected all operations, Ghana's costs increased a further US$12 per ounce and US$18 per ounce at Tarkwa and Damang respectively because of on-mine power generation due to a shortage of electricity supply. At Tarkwa the maintenance cost of the owner mining fleet is increasing as it moves into a higher maintenance rate bracket. At Damang, added to the increase in input and electricity costs were additional costs associated with a substantial increase in mining volumes to offset the 20 per cent decline in grades. At Agnew, mining volumes at the high yielding Kim underground have decreased and are being replaced with lower yielding Songvang and Main Lode deposits. St Ives saw an increase in haul distances in fiscal 2007 which increased cartage costs, and together with the increased cost of the participation royalty and additional waste normalisation charges, resulted in a significant increase in unit costs. Unit costs at Choco 10 increased as a result of lower production caused by a lack of water to run the mill at nameplate capacity since December 2006, and in June the mine went on strike exacerbating the already low output.

Total operating costs increased by 28 per cent from R9,525 million (US$1,488 million) in fiscal 2006 to R12,193 million (US$1,694 million) in fiscal 2007. More than one third of this increase was due to the newly acquired South Deep and the full year impact of Choco 10, which added R720 million (US$100 million) and R233 million (US$31 million) respectively. At the South African operations, costs excluding South Deep were 11 per cent higher at R6,758 million (US$939 million) compared with R6,105 million (US$954 million) the previous year. This increase was mainly due to above inflation wage increases at the start of the year together with the added cost of improved benefits such as marked related increases for artisans and officials and an increase in living out allowances. Added to this was general inflation, with PPI running at 10.4 per cent year on year, and increases in development and stoping costs as workplaces become more remote. These increases were partly offset by cost saving initiatives Project Beyond and Project 100+, as described below under the various projects. At the international operations, costs increased from R3,420 million (US$534 million) in fiscal 2006 to R4,715 million (US$655 million) in fiscal 2007, an increase of 38 per cent or 31 per cent if we exclude the increase due to the inclusion of Choco 10 for a full year. Approximately R420 million or one third of this increase was due to changes in the exchange rate mentioned earlier. In the respective reporting currencies the increase in operating costs at the Australian operations was 12 per cent and in Ghana, which is US dollar based, the increase was 17 per cent. These increases are due to the increased input costs together with the increases as described above.

General and administration costs
Net General and Administration costs, which are included in operating costs, were R539 million in fiscal 2007, an increase of 48 per cent compared with the R365 million in fiscal 2006.

Costs falling under the definition of general and administration costs included the following:

- Recovered corporate expenditure for fiscal 2007 was R200 million, compared with R140 million in fiscal 2006. The increase is due to gearing up to meet the demands of the growing portfolio – Choco 10, Cerro Corona and South Deep;

- Management fees in Ghana amounted to R97 million, compared with R83 million in fiscal 2006. The increase is in line with the increased revenue of which a significant portion of the fees are linked;

- The cost of regional offices in Australia and South America of R53 million, compared with R29 million in fiscal 2006. The increase is mainly due to the office in Caracas being charged for a full year in fiscal 2007 compared with only four months in fiscal 2006 together with the translation of these costs at the weaker rand;

- World Gold Council fees of R48 million in fiscal 2007, charged at US$1.75 per ounce of attributable gold production. The fiscal 2006 charge was similar at R44 million;

- Offsite training has become more centralised and as a result amounted to R109 million in fiscal 2007 compared with R60 million in fiscal 2006; and

- Other costs relating to Chamber of Mines, business development and special technical projects.

Gold inventory change
Gold inventory change in fiscal 2007 was a R246 million credit to costs compared with a credit to costs of R59 million in fiscal 2006.

At St Ives, there was a charge to costs in fiscal 2007 of R28 million compared with a credit to costs in fiscal 2006 of R38 million. In fiscal 2006 the increase in inventory was mainly due to the stockpiling of the lower grade ore mined from Mars. The charge to costs in fiscal 2007 was mainly due to the draw-down of the Mars stocks to meet the hard rock mill blending requirements.

At Agnew, there was a credit to costs in fiscal 2007 of R138 million compared with a credit to costs in fiscal 2006 of R4 million. The credit to costs in fiscal 2007 and fiscal 2006 was due to the stockpiling of Songvang low grade open pit ore due to mill constraints.

At Tarkwa, there was a R123 million credit to costs in fiscal 2007 compared with a R33 million credit to costs in fiscal 2006. The R33 million credit in fiscal 2006 represented the build-up of inventory in the new Blue Ridge heap. The R123 million credit to costs in fiscal 2007 represented a revaluation of the low grade stockpile of R68 million (US$9.5 million) due to the increase in the gold price together with the increase in milling capacity, resulting in the low grade stockpiles becoming economically viable due to economies of scale.

At Damang, there was a charge to costs of R10 million in fiscal 2007 which compares with a charge of R18 million in fiscal 2006. The reason for the lower charge in fiscal 2007 was due to less ore being drawn from stockpile as limited fresh ore is becoming available from the main pit as it deepens towards the main ore body.

At Choco 10 mine there was a credit to costs of R36 million in fiscal 2007 due to a stock build-up due to the lack of water to mill ore mined, exacerbated by a strike in the last month of the year, which resulting in limited processing. In fiscal 2006 there was a small build-up of stock at year end, with a resultant credit to costs of R3 million.

Amortisation and depreciation
Amortisation and depreciation increased by R927 million, from R2,075 million in fiscal 2006 to R3,002 million in fiscal 2007. The majority of this increase was at the international operations which increased from R804 million in fiscal 2006 to R1,392 million in fiscal 2007, an increase of R588 million. Of this increase, R500 million is accounted for in Australia with the majority due to increased mining volumes at Agnew's Songvang pit, which is a significantly more expensive mine than the rest of the complex, and a general increase in amortisation rates at St Ives, together with a lower reserve estimate at both operations resulting in less ounces to depreciate the remaining assets. In Ghana, amortisation increased from R265 million in fiscal 2006 to R327 million in fiscal 2007 mainly due to the capitalisation and amortisation of pre-strip at the Damang main pit and Tarkwa's Teberebie together with the depreciation of the mining equipment at Tarkwa. Amortisation at Choco 10 amounted to R13 million in fiscal 2006 for the four months since acquisition on 1 March 2006, compared with R39 million in fiscal 2007. Amortisation at the South African operations increased from R1,165 million to R1,472 million, an increase of R307 million. South Deep which was acquired on 1 December 2006 accounted for R142 million of this increase. The majority of the balance was due to an increase in capitalised ore reserve development now being amortised.

NET OPERATING PROFIT
As a consequence of the aforegoing, net operating profit increased from the restated R3,064 million in fiscal 2006 to R4,744 million in fiscal 2007, with the higher gold price being the main reason for the increase.

INVESTMENT INCOME
Income from investments increased from R172 million in fiscal 2006 to R193 million in fiscal 2007. The R193 million in fiscal 2007 comprises R16 million dividends received, R58 million interest received on the environmental rehabilitation trust fund and R119 million interest received on other cash balances.

The R172 million in fiscal 2006 comprises R16 million dividends received, R47 million interest received on the environmental rehabilitation trust fund and R109 million interest received on other cash balances.

Dividends received are consistent year on year at R16 million and comprise dividends received on preference shares held in a wholly owned subsidiary of Mvela Resources Limited.

Interest received on the environmental rehabilitation trust fund increased from R47 million in fiscal 2006 to R58 million in fiscal 2007 due to higher investment returns achieved by the fund and higher balances invested in fiscal 2007.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

Interest received on other cash balances increased from R109 million in fiscal 2006 to R119 million in fiscal 2007 due to higher interest received as a consequence of higher average cash balances, both locally and offshore.

FINANCE EXPENSE

Finance expense increased from R62 million in fiscal 2006 to R465 million in fiscal 2007. The R465 million finance expense in fiscal 2007 comprises of R100 million interest paid on the Mvela loan, R296 million in respect of other interest paid, exchange losses on loans of R42 million and R27 million environmental rehabilitation interest charge.

The R62 million finance expense in fiscal 2006 comprises R134 million interest paid on the Mvela loan, R33 million in respect of other interest paid and R16 million environmental rehabilitation interest charges. This was partially offset by exchange gains on loans of R121 million.

Interest paid on the Mvela loan decreased from R134 million in fiscal 2006 to R100 million in fiscal 2007. The lower interest paid is due to the capital amount owing decreasing as capital repayments are made against the loan.

Other interest paid increased from R33 million in fiscal 2006 to R296 million in fiscal 2007. The R296 million other interest paid in fiscal 2007 comprises:

- R67 million interest paid on the offshore facility raised to partly finance the Bolivar acquisition. During fiscal 2007 the facility was increased from US$158 million to US$168 million. In May 2007 the facility was repaid and replaced by a syndicated loan facility to the same value;

- R99 million interest paid on the US$1.2 billion bridge facility taken out to partly finance the acquisition of South Deep;

- R93 million interest paid on a further US$550 million drawn down on the bridge facility to settle the Western Areas gold derivative structure and to refinance certain working capital facilities. This loan was repaid in May 2007 and replaced by a syndicated loan to the same value;

- R26 million of loan transaction costs incurred on the US$1.8 billion bridge loan facility and the US$750 million syndicated loan facility; and

- The balance of R11 million related to sundry interest payments.

The R33 million other interest paid in fiscal 2006 comprises:

- R16 million interest paid on the US$158 million offshore facility raised to partly finance the Bolivar acquisition;

- R9 million interest paid on a bridging loan related thereto; and

- The balance of R8 million related to sundry interest payments.

Exchange gains on loans was R121 million in fiscal 2006 compared to exchange losses of R42 million in fiscal 2007. The R42 million exchange loss on loans in fiscal 2007 comprises:

- R45 million exchange loss on the US$1.2 billion bridge loan facility taken out to partly finance the acquisition of South Deep; and

- Hedge accounting has been applied to the foreign exchange contract taken out on the US$550 million borrowed to settle the Western Areas gold derivative structure whereby any exchange gains or losses on the foreign exchange contract are offset against exchange losses or gains on the loan. This resulted in a net exchange gain of R4 million.

The R121 million exchange gain on loans in fiscal 2006 comprises:

- R66 million currency translation gain on funds held to meet commitments in respect of the Bolivar acquisition; and

- R55 million currency conversion gain arising from a change in the functional currency from US dollars to rands of one of the Group's offshore subsidiary companies in terms of IAS 21 (Revised) Effects of Changes in Foreign Exchange Rates.

Environmental rehabilitation interest charges increased from R16 million in fiscal 2006 to R27 million in fiscal 2007. The increase in the charge in fiscal 2007 was due to higher rehabilitation cost numbers and higher discount rates applied in the calculation of the interest charge.

Financial instruments

US dollar/Australian dollar call options

In conjunction with the acquisition of St Ives and Agnew, the Group implemented a hedging strategy to protect the cash flows of these operations against an appreciation of the Australian dollar, as a significant portion of the purchase price was financed with debt allied with the high degree of sensitivity of the cash flows to changes in the US dollar/Australian dollar exchange rate. In addition, it was a requirement of the lenders that a hedging strategy in relation to changes in the Australian dollar be established and maintained. Accordingly, Gold Fields entered into various currency financial instruments covering a total of US$500 million over a five year period to December 2006.

On 7 January 2004, Gold Fields Australia closed out the remaining Australian dollar/United States dollar currency financial instruments of US$275 million. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close-out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

In addition, in order that the Group is able to participate in any future Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options was purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium is scheduled to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Shortly after closing out this position, the future US dollar values in respect of the above two transactions were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The value of the future cash flows at that date net of the premium above was US$107.4 million or A$140.0 million prior to fixing based on 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollar amounts to A$147 million, based on a spot rate of 0.7158 US$/A$, the average rate achieved on fixing in May 2004. The total amount of A$147 million has been realised in cash with A$42 million being realised in fiscal 2007.

US dollar/rand forward purchases

During fiscal 2007 the Group had three different US dollar/rand forward purchase contracts. They were:

• US$30 million of forward cover existed to hedge the Group's offshore commitments. This cover was rolled over on 5 December 2006 resulting in a loss of R10 million and then closed-out on 20 March 2007 resulting in a gain of R3 million, giving a net loss of R7 million.

• As a result of the US$550 million draw-down under the bridge loan facility to close-out the Western Areas gold derivative structure, US dollar/rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7.3279. This cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument and gains and losses have been accounted for under exchange loss on loans under finance expense. At the end of fiscal 2007, the marked to market value of the US$550.8 million forward cover was negative R79 million (US$10.8 million) resulting in a marked to market loss of R79 million. This loss was offset by the exchange gain of R83 million on the loan resulting in a net exchange gain of R4 million.

• In anticipation of settling the US$1.2 billion JP Morgan bridge loan facility taken out to partly finance the South Deep acquisition, a US$600 million forward exchange contract at a rate of R7.3916 was purchased. This was settled at a rate of R7.2000 resulting in a loss of R115 million.

International petroleum exchange Gasoil call option

During fiscal 2007 Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre. This equated to US$73.89 per barrel Brent Crude and US$0.5371 cents per litre IPE Gasoil. The call option expired on 30 June 2007. At the end of fiscal 2007 this option had a marked to market value of US$nil and a loss of R18 million (US$2.5 million) was accounted for in fiscal 2007.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

During fiscal 2005 Gold Fields Ghana purchased a one year Asian style call option settled monthly from June 2005 to May 2006 in respect of 51.6 million litres of diesel at a strike price of US$0.45 per litre, which approximates a Brent crude oil price of US$56 per barrel. The call option expired in May 2006 resulting in a net loss of US$0.27 million of which a loss of R3 million (US$0.54 million) was accounted for in fiscal 2006.

Gold delta purchases
During December 2006 and January 2007 Western Areas purchased 1,005,000 ounces of gold at an average gold price of US$622.14 per ounce. This was subsequently sold at a gold price of US$643.00 per ounce on 24 January 2007 resulting in a net gain of R151 million (US$21 million) on the delta purchase.

Gold derivative structure
As a result of the acquisition of Western Areas, the Gold Fields Group became exposed to the gold derivative structure held by Western Areas. The marked to market valuation of this derivative at date of acquisition on 1 December 2006 was negative US$539 million at a gold price of US$631.75 per ounce.

This structure was closed out on 24 January 2007 at a gold price of US$643.00 per ounce with a payment of US$549 after deducting scheduled maturities of US$10 million. This resulted in a loss of R149 million (US$20 million).

Summary of close-out of Western Areas gold derivative structure and gold delta purchases

	Gold derivative structure US$m	Gold delta purchases US$m	Net position US$m
Marked to market valuation at take on	(539)	–	(539)
December maturity	5	–	5
January maturity	5	–	5
Realised (loss)/gain on close-out	(20)	21	1
Close-out	**(549)**	**21**	**(528)**

Unrealised gain on financial instruments
The unrealised gain on financial instruments increased from R93 million in fiscal 2006 to R111 million in fiscal 2007.

The fiscal 2007 unrealised gain of R111 million comprises a marked to market gain of R111 million on various warrants and options held in respect of underlying share investments.

The fiscal 2006 unrealised gain of R93 million comprises a marked to market gain of R82 million on various warrants and options held in respect of underlying share investments, a gain of R24 million on the US dollar/rand forward purchases offset by a loss of R10 million on the US dollar/Australian dollar call options and a loss of R3 million on the International Petroleum Gasoil call options.

Realised loss on financial instruments
The realised loss on financial instruments increased from R117 million in fiscal 2006 to R136 million in fiscal 2007.

The fiscal 2007 realised loss of R136 million comprises:

• Net loss of R7 million on the US$30 million US dollar/rand forward purchases;

• Loss of R18 million on the international petroleum exchange Gasoil call options;

• Loss of R149 million on the Western Areas gold derivative structure;

• Gain of R151 million on the Western Areas gold delta purchases;

- Loss of R115 million on the forward exchange contract taken out to partly settle the US$1.2 billion bridge loan facility to partly finance the South Deep acquisition; and

- Gain of R2 million on the US dollar/Australian dollar call options.

The fiscal 2006 realised loss of R117 million comprises:

- Loss of R97 million from treasury trading activities;

- Loss of R12 million on a R/US$ swap relating to the financing of the Bolivar acquisition; and

- Net loss of R8 million on the US dollar/rand forward purchases.

Loss on foreign exchange
Loss on foreign exchange was R109 million in fiscal 2007 compared to Rnil in fiscal 2006.

The R109 million loss in fiscal 2007 comprises a R119 million exchange loss on the Western Areas gold derivative structure that was US dollar denominated. This was partially offset by exchange gains of R10 million on foreign currency denominated bank balances within the Group.

Other operating costs
- Other operating costs in fiscal 2007 were R17 million compared to R103 million in fiscal 2006. The decrease is largely due to fiscal 2006 including non recurring professional fees related to corporate advice.

Share-based payments
IFRS 2 Share-based payments became effective for Gold Fields for the financial year ending 30 June 2006. In terms of IFRS 2, Gold Fields now recognises the cost of share options granted (share-based payments) from 1 July 2005. IFRS 2 requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.

Gold Fields has adopted an appropriate valuation model to fair value the employee share options. The value of the share options has been determined as of the grant date of the options and has been expensed on a straight-line basis over the vesting period.

Based on this model R90 million was accounted for in fiscal 2007 compared to R68 million in fiscal 2006. The corresponding entry for the above adjustments was share-based payment reserve within shareholders' equity.

Exploration expense
Gold Fields spent R294 million (US$41 million) on exploration in fiscal 2007 compared with R248 million (US$39 million) in fiscal 2006. The bulk of the expenditure has been incurred on a diversified pipeline of early stage projects in Africa, Australia, China and North, South and Central America. Subject to continued exploration success, expenditure is expected to range between US$60 million and US$65 million in fiscal 2008.

Share of results of associates after tax
Gold Fields' 35 per cent share of after tax profits in Rand Refinery Limited was R23 million in fiscal 2007 compared to R1 million in fiscal 2006. Gold Fields' owned 33 per cent in Rand Refinery Limited in fiscal 2006.

EXCEPTIONAL ITEMS
Impairment of assets
Impairment of assets was Rnil in both fiscal 2007 and fiscal 2006.

The Group continuously reassesses the carrying value and recoverability of its mining assets. The carrying value is compared to the higher of "value in use" or "fair value less cost to sell". "Value in use" is a valuation based on the cash flows over the life of the asset and discounted to a present value at an appropriate rate. "Fair value" is the present market value of the asset.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:

- A gold price of R140,000 per kilogram (2006: R100,000 per kilogram) for the South African operations, US$580 per ounce (2006: US$500 per ounce) for the Ghanaian operations and A$800 per ounce (2006: A$700 per ounce) for the Australian operations;

- The extraction of proved and probable reserves as per the most recent life of mine plan at the South African and Ghanaian operations. The Australian operations included the likely recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves. The reason for the inclusion of recoverable gold in addition to proved and probable reserves at the Australian operations is due to the fundamental difference in the nature of the mineralisation at these operations, which makes upfront definition of the reserve potential impractical; and

- Operating costs and capital expenditure estimates as per the most recent life of mine plan.

A fundamental pre-tax discounted cash flow valuation at a discount rate of 5 per cent real is done for each mine using our latest life of mine plans. This is consistent with previous years. We apply a derived pre-tax market multiple that is determined on a group basis by reference to the market price of Gold Fields at the time of performing the exercise. This multiple is then multiplied by the discounted cash flow valuation of each asset determined on a pre-tax basis which then determines the value in use for each mine.

In both fiscal 2007 and fiscal 2006 the application of the above estimates and assumptions did not result in any impairment charge.

Profit on the sale of investments
Profit on the sale of investments increased from R40 million in fiscal 2006 to R193 million in fiscal 2007.

The major disposals comprising the R193 million profit in fiscal 2007 were:

- R123 million from the sale of 19.8 million shares in Avoca Resources Limited;

- R43 million from the sale of the Bibiani Project in Ghana;

- R7 million from the sale of 3.2 million shares in TLC Ventures Corporation;

- R7 million from the sale of 7.6 million shares in Comaplex Minerals Corporation;

- R5 million on the sale of 21.5 million shares in Anglo Australian Resources Limited; and

- R2 million from the sale of 5.3 million shares in Sanu Resources Limited.

The major disposals comprising the R40 million profit in fiscal 2006 were:

- R30 million from the sale of Gold Fields' 55 per cent interest in the Committee Bay Joint Venture. In exchange for its 55 per cent interest Gold Fields received 7,000,000 shares in Committee Bay Resources Limited valued at R30 million. As the interest had a nil cost, the shares received of R30 million was also the profit;

- R3 million from the sale of 0.4 million shares in TEBA Limited and the repayment of a loan previously written off;

- R2 million from the sale of 3.6 million shares in African Eagle Resources; and

- R1 million from the sale of 0.4 million shares in Sanu Resources Limited.

Profit on disposal of property, plant and equipment
Profit on disposal of property, plant and equipment increased from R24 million in fiscal 2006 to R54 million in fiscal 2007.

The major disposals comprising the R54 million profit in fiscal 2007 were:

- R19 million profit from the sale of two stage winders by Driefontein;

- R5 million profit from the sale of two mills by Driefontein; and

- R25 million profit from the sale of surplus housing by Beatrix and South Deep.

The major disposals comprising the R24 million profit in fiscal 2006 were:

• R15 million profit from the sale of a winder by Kloof;

• R11 million profit from the sale of mine houses by Beatrix, offset by; and

• R2 million loss from miscellaneous asset sales by the operating mines of the Group.

MINING AND INCOME TAX

The table below indicates Gold Fields' effective tax expense rate for fiscal 2007 and restated fiscal 2006.

| | Year ended June 30 | |
	2007	2006
Income and mining tax		
Effective tax expense rate	**37.4**	36.6

In fiscal 2007, the effective tax expense rate of 37 per cent differed from the maximum South African mining statutory tax rate of 45 per cent, due to a reduction of R563 million in net tax charge arising from non-South African mining income taxed at lower rates, R201 million reduction relating to the South African mining tax formula, R54 million decrease due to use of assessed losses not previously recognised at Gold Fields Limited and GFL Mining Services Limited and R24 million reduction due to an increase in tax values in Australia following the recalculation of the consolidation of St Ives and Agnew for tax purposes. As a result of a change in legislation the Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation.

These reductions were partly offset by the Group incurring R212 million in charges relating to levies and royalties in Ghana and Australia and a further R295 million of net non-deductible expenditure, mainly due to exploration costs and share-based payment costs.

In fiscal 2006, the effective tax expense rate of 37 per cent differed from the maximum South African mining statutory tax rate of 45 per cent, due to a reduction of R397 million arising from non-South African mining income taxed at lower rates, R87 million reduction relating to the South African mining tax formula and a R54 million decrease due to the reduction of the Ghanaian tax rate from 28 per cent in fiscal 2005 to 25 per cent in fiscal 2006.

These reductions were partly offset by the Group incurring R159 million in charges relating to levies and royalties in Ghana, Australia and Venezuela and R111 million of net non-deductible expenditure, mainly due to non-deductible exploration and share-based payment costs.

Profit attributable to ordinary shareholders of the company
Because of the factors discussed above, Gold Fields posted earnings attributable to ordinary shareholders of the company of R2,363 million in fiscal 2007 as compared with restated earnings of R1,544 million in fiscal 2006.

Profit attributable to minority shareholders' interest
Minority interests represent attributable earnings of R272 million in fiscal 2007, compared with attributable earnings of R228 million in fiscal 2006. These amounts reflect the portion of the net income or losses of Gold Fields Ghana, Abosso, Choco 10, Living Gold, Western Areas and South Deep (for the four months that Gold Fields did not own 100 per cent) attributable to its minority shareholders.

LIQUIDITY AND CAPITAL RESOURCES
Cash resources
Cash flows from operating activities
Cash flows from operating activities decreased from the restated R3,805 million in fiscal 2006 to R1,201 million in fiscal 2007.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

The decrease of R2,604 million was mainly due to:

- R3,894 million paid to settle the Western Areas gold derivative structure;

- Increase in investment in working capital of R145 million due to increased ore stockpiles at Tarkwa and Agnew;

- Increase in interest paid of R230 million due to higher borrowings;

- Increase in tax paid of R364 million due to higher earnings; and

- Increase in dividends paid of R664 million due to higher net earnings in fiscal 2007 on which the dividend payment is calculated;

The above factors were partially offset by higher operating profits as a result of the gold price increasing from R107,918 per kilogram in fiscal 2006 to R147,623 per kilogram in fiscal 2007.

Cash flows from investing activities
Cash flows from investing activities increased from the restated R6,259 million in fiscal 2006 to R15,193 million in fiscal 2007. The items comprising these numbers are discussed below.

Additions to property, plant and equipment
Capital expenditure increased from the restated R2,642 million in fiscal 2006 to R6,096 million in fiscal 2007. Capital expenditure at the South African operations increased from the restated R1,473 million in fiscal 2006 to R2,467 million in fiscal 2007. The increase in capital expenditure of R994 million was due to:

- Driefontein increasing from the restated R543 million in fiscal 2006 to R815 million in fiscal 2007. This was due to expenditure beginning on the 9 shaft project and increased ore reserve development;

- Kloof increasing from the restated R483 million in fiscal 2006 to R776 million in fiscal 2007. This was due to expenditure beginning on the KEA project and increased ore reserve development;

- Beatrix increasing from the restated R447 million in fiscal 2006 to R593 million in fiscal 2007. This was due to increased capital development at the West and South shafts and increased ore reserve development; and

- R283 million at South Deep which was Rnil in fiscal 2006 as South Deep was only acquired on 1 December 2006.

Capital expenditure at the offshore operations increased from R951 million in fiscal 2006 to R1,920 million in fiscal 2007.

R144 million of this increase of R969 million was due to the weakening in the exchange rates used to convert these capital expenditures from their functional currencies to the rand reporting currency. The rand/US dollar exchange rate weakened from R6.40/US dollar in fiscal 2006 to R7.20/US dollar in fiscal 2007. The rand/Australian dollar weakened from R4.79/AU dollar to R5.45/AU dollar. Other factors were:

- Tarkwa increased from US$47 million in fiscal 2006 to US$108 million in fiscal 2007. This was due to increased pre-stripping at the Teberebie cutback, expenditure on the joint power project, expenditure on the phase 5 heap leach project and the CIL expansion project;

- Damang increased from US$26 million in fiscal 2006 to US$32 million in fiscal 2007. This was due to expenditure on the Damang pit cutback and construction on the seventh CIL tank at the processing plant;

- Choco 10 increased from US$5 million in fiscal 2006 to US$22 million in fiscal 2007. This was due to increased expenditure on the resource definition exploration programme and expenditure on the upgrade of the metallurgical plant. Fiscal 2006 only included Choco 10 for four months;

- St Ives increased from US$53 million in fiscal 2006 to US$76 million in fiscal 2007. This was due to expenditure on the construction of the North Orchin emergency tailings disposal system, the installation of an agglomeration drum at the heap leach circuit, development of the Bahama and North revenge pits and increased capitalised exploration expenditure; and

- Agnew increased from US$18 million in fiscal 2006 to US$29 million in fiscal 2007. This was due to an increase in the pre-stripping expenditure at Songvang and increased capitalised exploration expenditure.

Capital expenditure at the Cerro Corona project in Peru increased from US$19 million in fiscal 2006 to US$234 million in fiscal 2007 as the project gains momentum in the current year.

Proceeds on the disposal of property, plant and equipment
Proceeds on the disposal of property, plant and equipment increased from R40 million in fiscal 2006 to R63 million in fiscal 2007. In both years this related to the disposal of various mining assets by the South African and Australian mining operations.

Acquisition of subsidiaries, net of cash acquired
During fiscal 2007 Gold Fields acquired two subsidiaries, South Deep and IRCA, for R8,891 million.

South Deep
South Deep, which is an unincorporated joint venture, was acquired by purchasing 100 per cent of Barrick Gold South Africa (BGSA) which owned 50 per cent of the joint venture, and 100 per cent of Western Areas Limited (WAL) which owned the other 50 per cent of the joint venture.

On 1 December 2006, Gold Fields acquired 100 per cent of the issued share capital of BGSA for R8,281 million. The R8,281 million comprises:

- R2,329 million (US$300 million) in Gold Fields shares issued;

- R5,745 million (US$802 million) in cash;

- R173 million relating to the reimbursement of an insurance claim to the vendors; and

- R34 million of direct costs relating to the acquisition.

Gold Fields also repaid R2,915 million (US$407 million) owing by BGSA to Barrick Gold Africa.

The cash element of the above including the loan repayment was R8,694 million (R5,745 million plus R2,915 million plus R34 million) less the R15 million cash acquired equals a net cash outflow of R8,679 million.

By 31 March 2007, Gold Fields, through a series of purchases, acquired 100 per cent of the issued share capital of WAL for R7,109 million. The R7,109 million comprises:

- R6,001 million in Gold Fields shares issued;

- R942 million cash in years prior to fiscal 2007;

- R123 million in cash in fiscal 2007; and

- R43 million of direct costs relating to the acquisition.

The cash equivalent of the above was R166 million less the R10 million cash acquired equals a net cash outflow of R156 million.

Therefore, the total purchase consideration to acquire South Deep was R15,390 million and the net cash outflow was R8,835 million.

The total cost of this acquisition on an enterprise value basis was R22,199 million and is made up as follows:

- R15,390 million being the total purchase consideration discussed above;

- R2,915 million loan repayment to Barrick Gold Africa; and

- R2,894 million being the amount paid to settle the Western Areas gold derivative structure effectively added back to the purchase consideration.

These business combinations have been accounted for in accordance with International Financial Reporting Standard (IFRS) 3 Business Combinations as a purchase transaction, with Gold Fields being identified as the acquirer and BGSA and WAL as the acquirees. The consolidated financial statements include the operating results of BGSA and WAL for the period from 1 December 2006 to 30 June 2007.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

For the purposes of these consolidated financial statements, the purchase considerations of BGSA and WAL have been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The estimated fair values were based on management's best estimates and taking into account all available information at the time of acquisition. Gold Fields will continue to review information and perform further analysis with respect to these assets prior to finalising the allocation of the purchase consideration.

It was concluded that the excess of the purchase consideration over the net identifiable tangible and intangible assets acquired represents goodwill in respect of the BGSA acquisition. The subsequent acquisition of WAL's 50 per cent interest in the joint venture is treated as a transaction with minorities and the excess of the purchase consideration was accounted for in equity and does not represent goodwill.

A preliminary allocation of the purchase consideration of R15,390 million, which is subject to final adjustments, is as follows:

- Property, plant and equipment totalling R13,937 million;

- Other assets worth R2,132 million;

- Liabilities totalling R8,569 million which includes the WAL hedge;

- Deferred tax asset of R203 million;

- Outside shareholders sharing in the interest of a WAL subsidiary totalling R326 million;

- A charge against non-distributable reserves of R3,554 million as a result of the acquisition of WAL's 50 per cent in the joint venture; and

- Goodwill of R4,459 million.

The goodwill arising on the acquisition of the 50 per cent share of the joint venture owned by BGSA principally represents the difference between the purchase consideration and the fair value on the assets acquired. The amount can be attributed to the upside potential of the asset, synergies, deferred tax and the gold multiple.

IRCA
On 28 February 2007, Gold Fields acquired 70 per cent in IRCA (Pty) Limited for R56 million (R19 million paid plus bank overdraft of R37 million assumed). IRCA is a company that specialises in mine safety training and it will be incorporated into the Gold Fields Business Leadership Academy (GFBLA) structure.

During fiscal 2006 Gold Fields acquired two subsidiaries, Sociedad Minera La Cima SA and Bolivar Gold corporation, for R2,559 million. Details are as follows:

- On 11 January 2006, Gold Fields acquired an 80.72 per cent interest in Sociedad Minera La Cima SA for US$43 million (US$41 million paid plus bank overdraft assumed of US$2 million). The rand equivalent was R254 million (R245 million paid plus bank overdraft of R9 million assumed). La Cima owns the Cerro Corona project;

- On 28 February 2006, in terms of a step acquisition, Gold Fields acquired the balance of shares to give it a 100 per cent interest in Bolivar Gold Corporation. This step acquisition was achieved as follows:

  – During fiscal 2004 Gold Fields acquired a 10.17 per cent interest in Bolivar for US$12 million. The rand equivalent was R88 million;

  – During November and December 2005 Gold Fields acquired another 4.28 per cent interest in Bolivar for US$13 million. The rand equivalent was R84 million;

  – On 28 February 2006, Gold Fields acquired the remaining interest of 85.55 per cent in Bolivar for US$290 million (US$296 million paid less cash acquired of US$6 million). The rand equivalent was R1,778 million (R1,815 million paid less cash acquired of R37 million). On this date Gold Fields also made a loan of US$72 million to Bolivar which was part of the purchase consideration and was subsequently capitalised. The rand equivalent of this loan was R443 million;

– The total cash outflow net of cash acquired during fiscal 2006 relating to the acquisition of Bolivar was US$375 million. The rand equivalent was R2,305 million.

Purchase of investments

Investment purchases decreased from R1,046 million in fiscal 2006 to R490 million in fiscal 2007.

The major investment purchases comprising the R490 million spent in fiscal 2007 were:

- R350 million invested in Sino Gold Limited bringing our holding to 17.5 per cent;

- R62 million invested in Conquest Mining Limited bringing our holding to 11.0 per cent;

- R23 million on the conversion of options held in Mvelaphanda Resources Limited to shares;

- R21 million invested in Emed Mining Public Limited bringing our holding to 10.1 per cent;

- R16 million invested in Lero Gold Corporation bringing our holding to 9.1 per cent; and

- R16 million invested in CMQ Resources Incorporated bringing our holding to 16.4 per cent.

The major investment purchases comprising the R1,046 million spent in fiscal 2006 were:

- R854 million invested in Western Areas Gold Mining Company Limited bringing our holding to 16.9 per cent;

- R156 million invested in Sino Gold Limited bringing our holding to 13.9 per cent;

- R19 million invested in Madoro Resources Limited bringing our holding to 5.5 per cent;

- R4 million invested in Avoca Resources Limited bringing our holding to 13.5 per cent;

- R2 million invested in Golden Star Resources Limited bringing our holding to 0.1 per cent; and

- R10 million advanced to GBF, the open pit mining contractor at St Ives, in terms of the alliance agreement between St Ives and GBF to fund the purchase of mining equipment used on site.

Proceeds on the disposal of investments

Proceeds on the disposal of investments increased from R18 million in fiscal 2006 to R326 million in fiscal 2007.

The major investment disposals comprising the R326 million in fiscal 2007 were:

- R147 million from the sale of Avoca Resources Limited shares;

- R101 million from the sale of Comaplex Minerals Corporation shares;

- R43 million from the sale of the Bibiani Project;

- R12 million from the sale of TLC Ventures Corporation shares;

- R12 million from the sale of Anglo Australian Resources Limited shares;

- R5 million from the sale of Sanu Resources Limited shares; and

- R4 million from the sale of Troy Resources NL shares.

The major investment disposals comprising the R18 million in fiscal 2006 were:

- R9 million from the sale of African Eagle Resources Plc shares;

- R6 million from the sale of TEBA Limited shares and the repayment of a loan previously advanced to TEBA Limited; and

- R2 million from the sale of Sanu Resources Limited shares.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

Environmental trust fund and rehabilitation payments

During fiscal 2007 Gold Fields paid over R53 million to its environmental trust fund and spent R52 million on ongoing rehabilitation costs resulting in a total cash outflow of R105 million for the year.

During fiscal 2006 Gold Fields paid over R48 million to its environmental trust fund and spent R23 million on ongoing rehabilitation costs, resulting in a total cash outflow of R71 million for the year.

Cash flows from financing activities

Net cash generated by financing activities increased from R673 million in fiscal 2006 to R14,685 million in fiscal 2007. The items comprising these numbers are discussed below.

Repayment of loans to minority shareholders

Repayment of loans to minority shareholders decreased from R144 million in fiscal 2006 to R90 million in fiscal 2007. The R90 million paid in fiscal 2007 relates to repayments made by Tarkwa against loans due to its minority shareholder, IAMGold.

The R144 million paid in fiscal 2006 relates to repayments made by Tarkwa against loans due to its minority shareholder, IAMGold.

Loans raised

Loans raised increased from R987 million in fiscal 2006 to R18,822 million in fiscal 2007.

The R18,822 million received in fiscal 2007 comprises:

- R8,660 million (US$1,209 million) was drawn down on the US$1.8 billion bridge loan facility to partly finance the acquisition of South Deep;

- R4,019 million (US$550 million) was drawn down on the US$1.8 billion JP Morgan facility to settle the Western Areas gold derivative structure and refinance existing working capital loans;

- R3,839 million (US$550 million) was drawn down on the US$750 million syndicated facility to repay the US$550 million borrowed above.

- R72 million (US$10 million) was borrowed for general corporate purposes;

- R1,170 million (US$168 million) was drawn down on the US$750 million Barclays and ABN Amro syndicated facility to repay the US$168 syndicated loan used to partly finance the acquisition of Bolivar;

- R893 million (US$127 million) was drawn down on the Cerro Corona project finance loan; and

- R169 million was borrowed by Western Areas from Standard Bank to fund working capital requirements;

In fiscal 2006 Gold Fields received a loan of R987 million (US$158 million) to partly finance the acquisition of Bolivar.

Loans repaid

Loans repaid increased from R288 million in fiscal 2006 to R14,194 million in fiscal 2007. The R14,194 million repayment in fiscal 2007 comprises:

- R320 million representing the fifth and sixth repayments to Mvelaphanda Resources in terms of the Mvela loan;

- R169 million repayment of the working capital loan by Western Areas to Standard Bank;

- R8,702 million (US$1,209 million) repayment of the bridge loan facility used to partly finance the acquisition of South Deep;

- R3,839 million (US$550 million) repayment of the bridge loan facility used to settle the Western Areas gold derivative structure;

- R1,164 million (US$168 million) repayment of the syndicated loan used to partly finance the acquisition of Bolivar.

In fiscal 2006 Gold Fields made the third and fourth payments totalling R288 million to Mvelaphanda Resources in terms of the Mvela loan.

Shares repurchased and cancelled

In fiscal 2006 shares to the value of R75 million were repurchased and cancelled. In fiscal 2007 no shares were repurchased.

Shares issued for cash

Shares issued increased from R193 million in fiscal 2006 to R10,147 million in fiscal 2007. Fiscal 2007 included R10,072 million received from the issue of 90,850,000 shares as a result of the capital raising that took place in February 2007 and R75 million received from shares issued in terms of the Group's employee share scheme.

Fiscal 2006 included R193 million received from shares issued in terms of the Group's employee share scheme.

Net cash utilised

Net cash generated for fiscal 2007 amounted to R693 million compared to net cash utilised of R1,782 million in fiscal 2006. The change was primarily due to the capital raising, net loans raised and higher cash generated by operations, partially offset by increased capital expenditure, the purchase of South Deep and the settlement of the Western Areas gold derivative structure.

Total Group cash and cash equivalents amounted to R2,310 million at 30 June 2007, as compared to R1,618 million at the end of fiscal 2006.

Long-term provisions

Long-term provisions at the end of fiscal 2007 were R1,435 million as compared to R1,097 million at the end of fiscal 2006 and include a provision for post-retirement health care costs of R21 million (fiscal 2006: R18 million) and a provision for environmental rehabilitation costs of R1,414 million (fiscal 2006: R1,079 million).

Provision for post-retirement health care costs

The Group medical scheme, Medisense, provides benefits to employees and certain of its former employees. The Group remains liable for 50 per cent of certain employees' medical contributions to the medical scheme after retirement. This is applicable to employees of the Free State operations who retired on or before 31 August 1997 and members of the West Wits operations who retired on or before 1 January 1999.

Provision for environmental rehabilitation costs

The amount provided for environmental rehabilitation costs increased from R1,079 million in fiscal 2006 to R1,414 million in fiscal 2007. The provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to 30 June 2007. The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred. The discount rate applied in fiscal 2007 changed to 9.0 per cent (2006: 7.5 per cent) for the South African operations, 5.5 per cent (2006: 5.5 per cent) for Ghana, 7.9 per cent (2006: 6 per cent) for Australia, 19 per cent (2006: 17 per cent) for Venezuela and 2 per cent (2006: not applicable) in Peru. The rates of inflation used in fiscal 2007 also changed from the previous year to 6 per cent (2006: 4.5 per cent) for South Africa, 3.5 per cent (2006: 3.5 per cent) in Ghana, 3 per cent (2006: 3 per cent) in Australia, 19 per cent (2006: 12 per cent) in Venezuela and 5.5 per cent (2006: not applicable) in Peru. The inflation adjustment for fiscal 2007 was R39 million compared with R39 million in fiscal 2006 and the interest adjustment for fiscal 2007 was R27 million compared with R16 million in fiscal 2006.

During fiscal 2007 additional provisions were raised for new disturbances and changes in environmental legislation at:

- Driefontein of R6 million;

- Kloof of R1 million;

- Beatrix of R6 million;

- South Deep of R2 million;

- Tarkwa of R75 million;



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

- St Ives of R55 million;

- Agnew of R12 million;

- Choco 10 of R5 million; and

- Cerro Corona of R81 million,

giving total additional provisions of R243 million, plus R42 million which was raised on the take-on of South Deep as a result of the acquisition thereof.

During fiscal 2006 additional provisions were raised for new disturbances and changes in environmental legislation at :

- Driefontein of R16 million;

- Kloof of R23 million;

- Beatrix of R34 million;

- Tarkwa of R11 million; and

- St Ives of R7 million,

giving total additional provisions of R91 million.

The South African operations contribute to dedicated environmental trust funds to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from R484 million in fiscal 2006 to R628 million in fiscal 2007. The increase consists of contributions of R53 million, interest income of R58 million and R33 million from the take-on of South Deep as a result of the acquisition thereof. The South African operations will continue to contribute annually to the trust fund over the remaining lives of the mines, which should ensure that sufficient funds will be available to discharge commitments for future rehabilitation costs.

SAP

SAP was implemented on the South African operations on 1 February 2006 for the processing of financials, material management, costing, projects and data warehouse reporting and has successfully been running live since then. During fiscal 2007 various enhancements were made specifically around cost management reporting.

South Deep was successfully integrated into the SA operations SAP environment at the end of June 2007.

The review of SAP Phase 2 for the South African operations will be completed in October 2007, which will include extending SAP functionality into other disciplines such as health and safety, planned maintenance and document management.

A formal plan for the deployment of SAP into the international operations is in place and it is planned to complete the individual implementations by the end of fiscal 2008. The status thus far is:

- **Venezuela**
  - Financials, materials management and costing was implemented at the end of April 2007 and is in production;

  - HR and payroll whilst configured has been delayed until January 2008.

- **Exploration**
  - Financial and consolidations were implemented in Denver, Netherlands and all exploration offices at the end of June 2007 and are in production.

- **Peru**
  - A project to implement financials, materials, costing, projects, planned maintenance, HR and payroll was started at the beginning of August 2007 and is planned for completion in the first quarter of 2008.

- **Australia and Ghana**
  - The SAP model that is being configured in Peru will serve as the basis for an implementation in these operations later this year with a planned completion by the end of fiscal 2008.

SARBANES-OXLEY

Gold Fields, being a foreign private issuer under US SEC rules, has to comply with the requirements of the Sarbanes-Oxley Act, 2002 for fiscal 2007. Management's compliance programme consists of self assessments, focused walk-throughs and operating effectiveness testing executed throughout the year, on a quarterly basis.

At the time of this reporting, management has completed control design and operating effectiveness testing for the Group across all significant locations, with the exception of the processes relating to preparation of US GAAP reporting (20F).

The results to date of said compliance programme indicate a very high level of compliance and no indication of a material breakdown in controls were noted.

SA PROJECT BEYOND

Gold Fields Project Beyond set out at the beginning of fiscal year 2005 to achieve contracted benefits of around R200 to R300 million over three years. Fiscal 2007 year end represents the Project Beyond three year milestone and it can be reported that a cumulative R288 million of total cost contracted benefits has been achieved since the inception of the project.

R159 million contracted benefits were reported for fiscal 2005 to 2006 and an added R59 million during fiscal 2007. In addition explosives performance initiatives at selected shafts also contributed to additional square metres volumes with estimated cumulative added net value of around R70 million since the start of this specific project 18 months ago. R18 million value of this amount was delivered in the first six months of the project during fiscal 2006 and the balance of R52 million realising during fiscal 2007.

Adding to the reported fiscal 2005 and 2006 spend categories addressed, during fiscal 2007 contracted and total cost benefits were further delivered across various areas, which included explosives performance, rail track upgrades installation cost savings, improved scrap sales income, drill steel controls optimisation, consulting spend savings, as well as savings on various engineering contracts and improved standards. The first South Deep contracted benefits were also delivered in the form of diesel rebate savings.

Fiscal 2007 experienced continued price inflation pressure due to major demand growth with respect to key input cost drivers like steel, copper, fuels, services, food, timber, etc. with metals and minerals reaching record highs. This resulted in extreme commodity input cost price inflation during fiscal 2007, where the South African PPI index showed a 10.4 year on year inflation for June 2007. Due to the Project Beyond benefits achieved Gold Fields was able to lower the spend basket baseline to effectively achieve increases of around PPI less 3 per cent over each of the last three years.

Although Project Beyond has successfully reached its three year targeted milestone, the focus for fiscal 2008 will remain on continued improvement initiatives around total cost leadership and productivity enhancement. As part of this continuous savings and benefits delivery drive during fiscal 2008, South Deep will also receive specific spend optimisation focus.

It is noteworthy that, despite the achievement of major contractual savings in procurement, expenditure with BEE companies increased from 25 per cent in fiscal 2005 to 35 per cent of total procurement spend during fiscal 2006. Fiscal 2007 showed a further marked increase to 43 per cent. Gold Fields classifies BEE companies as "Black Owned" (>50% HDSA ownership interest), "Black Empowered" (>25% and <50% HDSA ownership interest) and "Black Influenced" (>5% and <25% HDSA ownership interest). Gold Fields now makes use of 508 BEE vendors as compared with 308 in the previous financial year. For purposes of determining the quantum of qualifying expenditure in respect of BEE companies, Black Owned and Black Empowered companies are weighted 100 per cent, while Black Influenced companies are weighted as per the relevant percentage HDSA ownership interest. 22 per cent of the 508 vendors are Black owned, 53 per cent Black empowered and 25 per cent Black influenced.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS continued

GLOBAL/INTERNATIONAL INTEGRATED SUPPLY CHAIN AND STRATEGIC SOURCING OPTIMISATION

The recorded fiscal 2007 cumulative new and multi year total cost benefits for the global and international operations now stands at around US$15 million. Cumulative recorded benefits for International and global over the last three years are estimated to be around US$28 million.

Delivered benefits during fiscal 2007 mainly came from the Australian Beyond Bullion cost optimisation project, through competitive tenders across various spend categories, explosives performance and contractor alliance multi year total cost initiative benefits. Benefits were also delivered in Ghana with respect to aggregated shipping rates savings, diesel rebates and a multi year tyre retread business case. Furthermore some import tariff savings were also contributed by the Peru project procurement team.

During fiscal 2007 Australia operations spend basket inflation came in at the lower end of the estimated PPI inflation range of around 4-6 per cent and Ghana at the higher end of the CPI range of 10-12 per cent. This represents an exemplary result given the global high inflation market conditions driving for example earth moving tyre shortages and related costs increases, higher contractor services, labour shortages and wage increases together with significant increases in drilling and cyanide rates, and self-generating power costs in Ghana specifically.

In Australia total cost optimisation focus will continue during fiscal 2008 through continuing Project Beyond Bullion and cost optimisation opportunities in Ghana. There will also be some focus on establishing optimal input cost baselines and exploring larger group and regional synergies across the South American operations.

PROJECT 100+

Project 100+ was established in fiscal 2005 with the focus on achieving ongoing and sustainable cost savings across the South African operations. Fiscal 2007 has focused on improving efficiencies and controls on areas such as logistics, labour management, transport and maintenance spend. The predominant aim has been to improve cost efficiencies and identify opportunities for investment in cost reduction, in order to ensure that operations are delivering in an optimal and productive manner.

Standards and norms for labour allocation are in the process of being implemented to optimise labour allocation at all operations given its direct impact on productivity. In addition, the South African operations are in the process of implementing elements of the wellness programme to reduce absenteeism and sick leave as a means of improving overall productivity levels.

New initiatives include the reduction of lost shifts through the labour optimisation project and activity based costing, which will be implemented across all operations. These initiatives, along with efforts to improve Eskom demand side management, along with surface transport rationalisation and replacement of diesel locomotives with battery locomotives at the long life shafts, are expected to realise benefits of between R100 million (US$14 million) and R150 million (US$21 million) per annum over the next 12 to 24 months.

Nicholas J Holland
Chief Financial Officer
and Executive Director

6 September 2007

DIRECTORS' REPORT

The directors have pleasure in submitting their report and the annual financial statements of the company and the Group for the year ended 30 June 2007.

PROFILE

Business of the company

Gold Fields is one of the world's largest gold exploration and development companies and ranks as South Africa's second largest gold producer. The company produces more than 4 million ounces of gold a year at mines in South Africa, Ghana, Australia and Venezuela. Gold Fields has proven and probable attributable gold and copper gold equivalent reserves of 94 million ounces of gold. In December 2006, it acquired Barrick Gold's half interest in the South African South Deep gold mine for US$1.5 billion. Gold Fields acquired Western Areas Limited in early 2007, giving it 100 per cent ownership of South Deep. The company is engaged in underground and surface mining and related activities, including exploration, extraction, processing and smelting.

FINANCIAL RESULTS

The information on the financial position and performance of the Group for the year ended 30 June 2007 is set out in the financial statements on pages 175 to 244 of this annual report. The income statement set out in this annual report shows profit attributable to Gold Fields Limited members of R2,362.5 (US$328.1 million) compared to R1,544.1 (US$241.4 million) in 2006.

COMPLIANCE WITH FINANCIAL REPORTING STANDARDS

The Gold Fields Group annual financial statements comply with International Financial Reporting Standards, the South African Companies Act and the JSE Limited Listings Requirements (JSE Listings Requirements).

REPORTING IN UNITED STATES DOLLARS

To assist international investors, the income statement, balance sheet and cash flow statement of the Group have been translated into United States dollars on pages 200 to 240.

SHARE CAPITAL

Authorised

There was no change in the authorised share capital of the company in the year under review. The authorised share capital of Gold Fields is R500,000,000 in 1,000,000,000 shares of 50 South African cents each.

The following are the movements in the issued and unissued share capital for the year ended 30 June 2007:

	2007		2006	
	No of shares	**Rand**	No of shares	Rand
At the beginning of the year	**494,824,723**	**247,412,361**	492,294,226	246,147,113
Shares repurchased and cancelled			(1,000,000)	(500,000)
Exercise of options by participants in the Gold Fields incentive schemes	**1,384,589**	**692,295**	3,530,497	1,765,249
Shares issued for the South Deep acquisition	**65,098,754**	**32,549,377**		
Shares issued for the Capital Raising	**90,850,000**	**45,425,000**		
At 30 June	**652,158,066**	**326,079,033**	494,824,723	247,412,361



DIRECTORS' REPORT continued

In terms of the authority granted by shareholders at the annual general meeting held on 10 November 2006, all of the authorised but unissued share capital remaining at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, are placed under the control of the directors. This authority expires at the next annual general meeting where shareholders will be asked to renew this authority.

In terms of the JSE Listings Requirements, shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.

Repurchase of shares
The company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the annual general meeting held on 10 November 2006, as shown in the table above. At the next annual general meeting, shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.

Listings
The abbreviated name under which the company is listed on the JSE Limited (JSE) is GFIELDS and the short code is GFI. The company, which is the sole listed entity of the Group, also has a secondary listing on the following stock exchanges:

London Stock Exchange;
Swiss Exchange; and
DIFX in Dubai, Euronext in Paris and Brussels.

The company has recently undertaken a review of its listings on The International Bulletin Board of the London Stock Exchange and The Euronext in Paris with a view to reducing compliance obligations in jurisdictions where there are limited benefits from the listings. In addition the company is under increased pressure to reduce costs and the benefits of these listings no longer justify the costs. It is expected that these listings will be terminated by December 2007. The company's remaining listings afford shareholders more than adequate regulatory protection.

American depository receipts listed on the New York Stock Exchange (ADR)

At 30 June 2007, the company had in issue through The Bank of New York on the New York Stock Exchange (NYSE), 228,209,815 (2006: 130,515,023) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share.

The GF Management Incentive Scheme
At the annual general meeting on 10 November 1999, shareholders approved the adoption of the GF Management Incentive Scheme to substitute the scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the company. No further allocations of options under this scheme are being made in view of the introduction of the Gold Fields Limited 2005 Share Plan (see below) and the scheme will be closed once all options have been exercised or forfeited.

The salient features of the scheme are that:

• It is composed of only share options;

• A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date; and

• Share options expire no later than seven years from the grant date.

The directors are authorised to issue, allot and grant options to acquire up to a maximum of 22,791,830 ordinary shares in the unissued share capital of the company in terms of the incentive scheme. At 30 June 2007, this represented 3.49 per cent of shares in issue. The unexercised options under the scheme represented 0.86 per cent of shares in issue as at 30 June 2007.

Details of the scheme are as follows:

	Number of options	Average strike price (Rps)
Outstanding at 1 July 2006	6,948,560	75.81
Movement during the year:		
Granted during the year	–	
Exercised and released	(899,263)	65.29
Forfeited	(457,724)	76.79
Cancelled	(6,600)	65.52
Outstanding at 30 June 2007	**5,584,973**	**76.66**

Included in the above are 2,952,112 vested options at 30 June 2007.

The GF Non-executive Director Share Plan
At the annual general meeting on 31 October 2001, shareholders approved a resolution to proceed with the allocation of options to non-executive directors. As a result, each non-executive director has been allocated the options detailed on page 180.

The salient features of the scheme are as follows:

- Share options vest one year after allocation;

- 10,000 share options will be issued annually to non-executive directors provided there is 75 per cent attendance at meetings; and

- Share options will be forfeited 30 days after directors leave the board.

No further allocations of options under this plan are being made in view of the introduction of the Gold Fields Limited 2005 Non-executive Share Plan (see below) and the plan will be closed once all options have been exercised or forfeited.

Gold Fields Limited 2005 Share Plan
At the annual general meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Share Plan to replace the GF Management Incentive Scheme approved in 1999. The plan provides for two methods of participation, namely the Performance Allocated Share Appreciation Rights method (SARS) and the Performance Vesting Restricted Share method (PVRS). This plan seeks to attract, retain, motivate and reward participating employees on a basis which aligns the interests of such employees with those of the company's share owners.

The salient features of the Plan are as follows:

- PVRS and SARS will be offered to participants once a year during March;

- PVRS are performance-related shares, granted at zero cost;

- The PVRS will vest and be settled on the third anniversary of the grant date to existing Gold Fields employees;

- SARS are share options, granted at the weighted average price over the last 20 trading days, and

- The SARS will vest on the third anniversary of the grant date, but may be exercised between the third and sixth anniversary of the grant date by existing Gold Fields employees.



DIRECTORS' REPORT continued

Gold Fields Limited 2005 Non-executive Share Plan

At the annual general meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Non-executive Share Plan to replace the GF Non-executive Director Share Plan approved in 2001. The 2005 Non-executive Plan provides for the award of restricted shares to non-executive directors that ordinarily vest after a period of three years from the award thereof.

The 2005 Non-executive Plan seeks to provide non-executive directors of the company with the opportunity to acquire an interest in the equity of the company on a basis which aligns their interests with those of the company's share owners, thereby providing such non-executive directors with a further incentive to advance the company's interests.

The salient features of the Plan are as follows:

- Restricted shares are to be granted annually; and
- Shares will vest and be settled on the third anniversary of the award date.

Equity-settled instruments issued under the Gold Fields Limited 2005 Share Plan and 2005 Non-executive Share Plan

	Performance related (PVRS)	Share Appreciation Rights (SARS)	Average strike price
Outstanding at 1 July 2006	456,700	979,250	125.28
Movement during the year:			
Granted during the year	1,515,797	876,559	124.19
Exercised and released	(2,042)[1]	(805)[1]	125.28
Forfeited	(64,003)	(89,464)	120.13
Cancelled	–	–	–
Outstanding at 30 June 2007	**1,906,452**	**1,765,540**	**124.75**

[1]Represents pro-rata share allocations due to death, and to retired and retrenched employees.

The details of the executive directors' participation in the above scheme are listed on page 180.

The directors are authorised to issue and allot all or any of such shares required for the plans, but in aggregate with the other schemes, may not exceed 5 per cent of the total issued ordinary shares in the capital of the company. The unexercised options and shares under the schemes and plans represented 1.43 per cent of shares in issue at 30 June 2007.

Consolidated table of all equity-settled instruments under all the schemes

	Number of equity securities
Outstanding at 1 July 2006	8,568,910[2]
Movement during the year	
Granted during the year	2,392,356
Exercised and released	(912,110)
Forfeited	(611,191)
Cancelled	(6,600)
Outstanding at 30 June 2007	**9,431,365[3]**

[2]Included in this number are 184,400 options available to non-executive directors under the Gold Fields Non-executive Director Share Plan.

[3]Included in this number are 174,400 options available to non-executive directors under the Gold Fields Non-executive Director Share Plan.

Due to the number of prohibited periods which the company has been subjected to as a result of various transactions, the expiry dates of options under the GF Management Incentive Scheme and the GF Non-executive Director Share Plan have been extended so as to not prejudice the individuals affected.

DIRECTORATE

Composition of the board

The board currently consists of two executive directors and 11 non-executive directors of which 10 are independent.

The following changes in directorate occurred during the year under review:

Director	Nature of change	Date of change
Jakes Gerwel	Resigned	10 November 2006
Gill Marcus	Appointed	14 February 2007

Directors retiring in terms of the company's articles of association are K Ansah, PJ Ryan, A Grigorian, TMG Sexwale and G Marcus. A Grigorian and TMG Sexwale have indicated that they are not available for re-election. The remaining directors are eligible and offer themselves for re-election.

The board of directors of various subsidiaries of Gold Fields comprise some of the executive officers and one or both of the executive directors, where appropriate.

Interest of directors

As at 30 June 2007, the directors' beneficial and non-beneficial, direct and indirect interest in the issued share capital of the company was 0.033 per cent (2006: 0.086 per cent) in aggregate and per director, no one director individually exceeds one per cent of the issued share capital or voting control of the company.

	Beneficial				Non-beneficial			
	Direct		Indirect		Direct		Indirect	
Director	2007	2006	2007	2006	2007	2006	2007	2006
Alan J Wright	68,582	68,582	67,108	67,108	–	–	–	–
Ian D Cockerill	–	–	62,000	62,000	–	–	–	–
Nicholas J Holland	–	–	–	–	–	–	–	–
Kofi Ansah	–	–	–	–	–	–	–	–
Michael J McMahon	–	–	–	–	–	–	–	–
Patrick J Ryan	–	–	–	–	–	–	–	–
Tokyo M G Sexwale	–	–	–	–	–	–	–	–
Chris I von Christierson	–	–	–	–	–	–	–	–
Rupert L Pennant-Rea	–	–	–	–	–	–	–	–
Artem Grigorian	–	–	–	–	–	–	–	–
John G Hopwood	15,000	15,000	–	–	–	–	–	–
Donald M J Ncube	–	–	–	–	–	–	–	–
Gill Marcus	–	–	–	–	–	–	–	–
Total	**83,582**	83,582	**129,108**	129,108	–	–	–	–

At the date that this annual report was prepared, the only director to acquire or dispose of any of the shares held by them as at 30 June 2007, was G Marcus who acquired 1,900 ordinary shares on 10 August 2007.

The company has not entered into any contracts of service, other than the service contracts with the executive directors of the company.



DIRECTORS' REPORT continued

Directors' equity-settled Instruments

The directors held the following equity-settled instruments at 30 June 2007:

	Equity-settled instruments at 30 June 2006		Equity-settled instruments granted during the year		Equity-settled instruments exercised during the year			Equity-settled instruments at 30 June 2007	
	Number	Average strike price (rand)	Number	Average strike price (rand)	Number	Average strike price (rand)	[2]Benefit arising (R million)	Number	Average strike price (rand)
Alan J Wright	58,000	64.87	2,800[1]	–				**60,800**	**61.88**
Ian D Cockerill	520,800	72.95	51,500	74.00				**572,300**	**73.02**
Nicholas J Holland	212,650	74.74	30,500	77.00				**243,150**	**74.97**
Kofi Ansah	9,700	47.38	1,900[1]	–				**11,600**	**39.62**
Michael J McMahon	33,000	80.91	1,900[1]	–	10,000	130,68	1,299	**24,900**	**79.68**
Patrick J Ryan	23,000	86.27	1,900[1]	–				**24,900**	**79.68**
Tokyo M G Sexwale	30,700	73.73	1,900[1]	–				**32,600**	**69.43**
Chris I von Christierson	23,000	86.27	1,900[1]	–				**24,900**	**79.68**
Jakes G Gerwel[3]	3,000	–	1,200[1]	–				**4,200**	**–**
Rupert L Pennant-Rea	28,000	75.71	1,900[1]	–				**29,900**	**70.90**
Artem Grigorian	–	–	1,900[1]	–				**1,900**	**–**
John G Hopwood	–	–	800[1]	–				**800**	**–**
Donald M J Ncube	–	–	800[1]	–				**800**	**–**
Gill Marcus	–	–		–					

[1]Restricted shares awarded in terms of the Gold Fields Limited 2005 Non-executive Share Plan

[2]Benefit to individuals prior to taxation

[3]Director who retired during the year under review

A register of detailed equity-settled instruments outstanding by tranche is available for inspection at the company's registered office.

The equity-settled instrument terms are detailed on pages 177 and 178.

Directors' fees

In terms of the articles of association the fees for services as non-executive directors are determined by the company in general meeting.

	Board fees		³Travel allowances	Salary	¹Total bonus	Pension scheme total contributions	²2007	²2006
	Directors' fees	Committee fees						
Executive								
ID Cockerill				5,039,623.00	2,469,717.00	746,120.00	**8,255,460.00**	7,364,647.00
NJ Holland				2,978,829.00	1,625,150.00	536,083.00	**5,140,062.00**	5,093,648.00
Non-executive								
Alan J Wright	1,000,000.00		29,000.00				**1,029,000.00**	834,625.00
Kofi Ansah	181,250.00	141,426.10	143,200.00				**465,876.10**	474,350.00
Michael J McMahon	181,250.00	154,500.00	29,000.00				**364,750.00**	384,666.00
Patrick J Ryan	173,125.00	144,375.00	114,200.00				**431,700.00**	521,850.00
Tokyo MG Sexwale	148,750.00	34,143.65	–				**182,893.65**	323,375.00
Chris I von Christierson	156,875.00	94,625.00	85,800.00				**337,300.00**	487,475.00
Jakes G Gerwel⁴	60,516.30	29,988.40					**90,504.70**	262,500.00
Rupert L Pennant-Rea	165,000.00	125,250.00	114,200.00				**404,450.00**	444,975.00
Artem Grigorian	181,250.00	114,125.00	143,200.00				**438,575.00**	254,875.00
John G Hopwood	181,250.00	230,000.00	29,000.00				**440,250.00**	85,833.00
Donald MJ Ncube	173,125.00	122,323.90	29,000.00				**324,448.90**	80,250.00
Gill Marcus	70,000.00	5,856.35					**75,856.35**	
Total	**2,672,391.30**	**1,196,613.40**	**716,600.00**	**8,018,452.00**	**4,094,867.00**	**1,282,203.00**	**17,981,126.70**	**16,613,069.00**

Notes

¹ Bonuses are for F2006 performance, paid in F2007

² These amounts reflect the full director's emoluments in rand for comparative purposes. The portion of executive directors' emoluments payable in US dollars is paid in terms of agreements with the offshore subsidiaries for work done by directors' offshore for offshore companies. The total US dollar amounts paid for F2007 were as follows: ID Cockerill $345,668 and NJ Holland $170,873 which are included in the total remuneration reflected in the table above

³ A travel allowance for the non-executive directors was approved at the AGM held on 17 November 2005

⁴ JG Gerwel resigned on 10 November 2006

Remuneration policy

The company's remuneration policy is determined by the Compensation Committee, utilising appropriate external advice in evaluating and setting this policy.

Gold Fields' remuneration philosophy is aimed at attracting and retaining motivated high-calibre executives aligned with the interests of shareholders. Such alignment is achieved through an appropriate mix of fixed and performance-based remuneration which provides for high performers to be well rewarded.

Executives are paid gross remuneration packages (GRP), which include all fixed elements of remuneration, with the exception of a standard 24 working days' leave per annum, with the company having no contingent retirement or medical liabilities. A portion of the fixed remuneration of executives with international responsibilities is paid in US dollars. Increases are determined, usually effective January each year, by the Compensation Committee informed by remuneration surveys to which the company subscribes and independent advice, where necessary.

The short-term incentive is an annual incentive bonus in terms of which the executive directors are able to earn bonuses of 50 per cent of their GRPs for on-target performance. This incentive bonus could increase above 50 per cent due to specific



DIRECTORS' REPORT continued

out-performance. Incentive bonuses are based on targets approved in advance by the Compensation Committee, comprising corporate, operational and personal objectives. In the case of the chief executive, 70 per cent of his incentive is based on corporate objectives. In the case of other executives, corporate and operational objectives (where applicable) comprise 60 per cent to 70 per cent of the incentive with personal objectives making up the balance. In F2007, the weighted average incentive bonus paid to members of the executive team (excluding executive directors, details of which are shown above) was 35.9 per cent of GRP.

The corporate objectives comprise three elements. 45 per cent of the corporate objective relates to the relative performance of the Gold Fields share price against the average performance of the AngloGold Ashanti and Harmony share prices over the year in question. The remaining corporate objectives, as measured against the operational plan approved by the board, relate to cash costs per ounce produced (30 per cent) and total gold produced (25 per cent).

Operational objectives are measured against the operational plans approved by the board and cover safety, production, costs and progress in developing long-term ore reserves. Personal objectives are developed each year for each executive based on key performance areas and are approved at the beginning of each year by the Compensation Committee. Performance against these objectives is reviewed by the Compensation Committee at the end of the year.

The fees for non-executive directors are dealt with by a special non-executive remuneration committee comprising independent external parties. Proposed changes to the fees payable to non-executive directors, together with proposed awards under The Gold Fields Limited 2005 Non-executive Share Plan (details of the Plan are provided on page 180), are set out in the notice of the annual general meeting which accompanies this report.

Directors' and officers' disclosure of interests in contracts
During the year under review, no contracts were entered into in which directors and officers of the company had an interest and which significantly affected the business of the Group.

Related party information is disclosed on pages 232 to 234.

FINANCIAL AFFAIRS
Dividend policy
The company's dividend policy is to declare an interim and final dividend in respect of each financial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to such underlying financial instruments.

Interim dividend
On Thursday, 25 January 2007, the company declared an interim cash dividend of 90 SA cents per ordinary share (2006: 40 SA cents) to shareholders reflected in the register of the company on Friday, 10 February 2007.

This dividend was paid on Monday, 19 February 2007.

Final dividend
On Wednesday, 1 August 2007, the company declared a final cash dividend of 95 SA cents per ordinary share (2006: 110 SA cents) to shareholders reflected in the register of the company on Friday, 17 August 2007. The dividend was declared in the currency of the Republic of South Africa.

This dividend was paid on Monday, 27 August 2007.

The dividend resulted in a total dividend of 185 SA cents per share for the year, with the final dividend being accounted for in 2008.

Borrowing powers
In terms of the provisions of article 12.1 of the articles of association, the borrowing powers of the company are unlimited.

Fixed assets
Capital expenditure
Capital expenditure for the year amounted to R6,096 million (2006: R2,642 million). Estimated capital expenditure for the 2008 financial year is R7,310 million and will be funded from internal sources and, to the extent necessary, borrowings.

Investments
Disposals
During the year under review, the major disposals and the proceeds related thereto included the following:

•   Avoca Resources Limited – R147 million

•   Comaplex Minerals Corporation – R101 million

Acquisitions
R490 million of investments were made during the year which included investments in the following:

•   Sino Gold Limited – R350 million

•   Conquest Mining Limited – R62 million

As was indicated in 2006, pursuant to an agreement reached on 15 July 2005 between Bolivar Gold Corp (Bolivar), the previous holder of the interest in the Choco 10 concession, and CVG Ferrominera del Orinoco, C.A. (CVG), Bolivar increased its interest in the Choco 10 mine from 70 per cent to 95 per cent. In consideration for such increased shareholding, Bolivar agreed to pay an amount of US$6 million to CVG payable in instalments. The Ministry of Basic Industries and Mines (MIBAM), who was intimately involved in the negotiation and sign-off of the agreement, has not formally executed such agreement. This is mainly due to the fact that there have been several management changes within the MIBAM which have delayed the process. Nevertheless, Gold Fields' counsel has indicated that from a legal perspective, the parties do not require further authorisation from MIBAM and that Gold Fields validly owns a 95 per cent interest in the Choco 10 mine. Certain procedural steps, including the formal transfer of shares to Gold Fields evidencing such ownership, are still in progress.

South Deep Life of Mine re-assessment
Shareholders were advised on 11 September 2006 of the various transactions that would be entered into for the acquisition by Gold Fields Limited of the South Deep Gold Mine (South Deep) from Barrick Gold Corporation and Western Areas Limited (the previous owners). The purchase price allocation for the acquisition was based on the feasibility study (original study) undertaken by the previous owners. Gold Fields Limited performed a due diligence on the original study. The South Deep mineral resources are being re-modelled and re-evaluated and various options to extract the orebody are currently being assessed as part of the Kloof-South Deep optimisation project. This will result in a revised mine plan for South Deep. The provisional purchase price allocation which is based on the original study could possibly change once the revised mine plan for the South Deep Gold mine is approved by the Board.



DIRECTORS' REPORT continued

Significant announcements

6 September 2006

Gold Fields announced that it will invest R4.7 billion in the deepening of Driefontein and Kloof Gold Mines in South Africa, which would access an additional 10.8 million ounces of gold below the current infrastructure of the two mines.

11 September 2006

Shareholders of Gold Fields are advised that Gold Fields has entered into an agreement with Barrick Gold Corporation (Barrick) to purchase, through the acquisition of a subsidiary company of Barrick, its 50 per cent interest in South Deep Gold Mine for a total consideration of US$1.525 billion.

11 September 2006

Gold Fields shareholders are advised that Gold Fields has undertaken to the Board of Directors of Western Areas to make an offer to the Western Areas shareholders to acquire the entire issued share capital of Western Areas (other than those shares already owned by Gold Fields). Gold Fields currently holds 18 per cent of the issued share capital of Western Areas. The Offer will be implemented by way of a general offer in terms of section 440 et seq of the Companies Act (Act 61 of 1973) as amended (the "Act") to which there will be no condition as to a minimum level of acceptances.

30 October 2006

Gold Fields Limited today listed on the Dubai International Financial Exchange (DIFX). Gold Fields is the first African, South African and gold mining company to list on this exchange.

10 November 2006

Gold Fields Limited announces that the South African Department of Minerals and Energy has formally approved the conversion of the company's old order mining licenses for all three of the Company's operating mines in South Africa: the Driefontein, Kloof and Beatrix into new order licenses.

23 November 2006

Gold Fields enter into a major new strategic alliance with Sino Gold to grow China through acquiring an additional 6.5 million ordinary shares in Sino Gold, placing Gold Fields as the largest shareholder at 17.4 per cent. This will result in the integration of Gold Fields existing exploration assets and personnel in China into Sino Gold which will in future conduct all of Gold Fields exploration activity in China.

28 November 2006

Gold Fields to invest US$175 million in two significant expansion projects at Tarkwa Gold Mine in Ghana with construction expected to commence in the first quarter 2007.

25 January 2007

Gold Fields announced that the Western Areas Limited hedge book has been terminated at a total net cost of US$528 million.

31 January 2007

Gold Fields announced the successful completion of the capital raising announced on 25 January 2007, resulting in 79 million new shares in Gold Fields being placed by way of a private placement at an offer price of R112.66. The gross proceeds received of approximately R8.9 billion which would be used to repay various debt.

11 April 2007

Gold Fields completes the acquisition of Western Areas Limited whose listing will terminate on 30 March 2007.

20 April 2007

Gold Fields Limited has mandated ABN AMRO and Barclays Capital as Mandated Lead Arranger and Joint Bookrunners for a US$750 million syndicated dual tranche revolving credit facility (the "Facility"). The syndication was launched on Monday, April 16. The Facility will be used by Gold Fields for refinancing of its existing debt and for general corporate funding purposes. It is structured as a five year revolving credit facility (US$500 million) and a 364 day facility (US$250 million) with bullet repayments.

Western Areas Limited (WAL) drew down US$500 million from the five-year facility and US$50 million from the 364 day facility to repay the bridge financing of the WAL hedge close out. Orogen Holdings drew down US$168 million from the 364 day facility to repay and cancel their 3-year term loan. At year end there was US$32 million available in the 364 day facility.

GOING CONCERN

The financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the company and the Group have adequate resources to continue as a going concern for the foreseeable future.

DEMATERIALISATION OF SHARES (STRATE)

Shareholders are reminded that as a result of the clearing and settlement of trades through STRATE, the company's share certificates are no longer good for delivery for trading. Dematerialisation of the company's share certificates is now a prerequisite when dealing in the company's shares.

PROPERTY

The register of property and mineral rights is available for inspection at the registered office of the company during normal business hours.

OCCUPATIONAL HEALTHCARE SERVICES

As previously reported, occupational healthcare services are made available by Gold Fields to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard.

ENVIRONMENTAL OBLIGATIONS

The Group has made provision in the financial statements for environmental rehabilitation costs amounting to R1,414 million (2006: R1,079 million). Cash contributions of R53 million (2006: R48 million) have been paid during the year to a dedicated trust fund created to fund these provisions with the total amounts invested at the year-end amounting to R628 million (2006: R484 million).

SPECIAL RESOLUTIONS ADOPTED BY SUBSIDIARY COMPANIES

There were no special resolutions passed by subsidiary companies during the year under review that related to capital structure, borrowing powers, the object clause contained in the memorandum of association or any other material matter that affects the understanding of the company and its subsidiaries.

LITIGATION

There are no legal or arbitration proceedings in which any member of the Gold Fields Group is or has been engaged, including any such proceedings which are pending or threatened of which Gold Fields is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2007, a material effect on the Group's financial position.



DIRECTORS' REPORT continued

ADMINISTRATION

The office of company secretary of Gold Fields Limited was held by Mr C Farrel for the year under review. GFL Mining Services Limited continues to act as administrative, financial and technical advisors to the company.

Computershare Investor Services 2004 (Pty) Limited is the company's South African transfer secretaries and Capita Registrars is the United Kingdom registrars of the company.

AUDITORS

PricewaterhouseCoopers Inc. will continue in office in accordance with section 270(2) of the Companies Act.

SUBSIDIARY COMPANIES

Details of major subsidiary companies in which the company has a direct or indirect interest are set out on pages 241 and 242.

ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1. BASIS OF PREPARATION

    The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders' equity.

    Change in accounting policies
    Capitalisation of costs relating to Ore Reserve Development (ORD)
    On 1 July 2006, the Group changed its accounting policy on Ore Reserve Development (ORD) costs. These costs are now capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously, ORD costs were expensed. The change in accounting policy has been applied retrospectively for the earliest comparative period presented in terms of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

    ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other infrastructure creates for the Group probable economic benefits that, in combination with other assets at its mining operations, contribute directly to the future cash inflows of the Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group's policy with those of its global industry peers.

    The effect of the change in accounting policy is presented below:

	2006	2005	2004 and prior years
Decrease in operating costs	779.2	796.6	895.3
Increase in amortisation	(538.6)	(570.8)	(220.0)
Increase in profit before tax	240.6	225.8	675.3
Increase in deferred tax	(85.1)	(82.3)	(277.9)
Increase in profit for the year	155.5	143.5	397.4
Increase in property, plant and equipment	2,471.1	1,691.9	895.3
Increase in accumulated depreciation	1,329.4	790.8	220.0
Increase in deferred taxation	445.3	360.2	277.9

    The impact of the change in accounting policy for the current financial year is an increase in earnings of R202.9 million.

    Standards, interpretations and amendments to published standards effective in fiscal 2007
    During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

    IAS 21 (Amendment) Net Investment in a Foreign Operation
    IAS 19 (Amendment) Employee Benefits
    IAS 39 (Amendment) Cash Flow Hedge Accounting of Forecast Intragroup Transaction
    IAS 39 (Amendment) The Fair Value Option
    IAS 39 and IFRS 4 (Amendment) Financial Guarantee Contracts

ACCOUNTING POLICIES

IFRS 1 (Amendment) First-time Adoption of International Financial Reporting Standards
IFRS 6 (Amendment) Exploration for and Evaluation of Mineral Resources
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of Embedded Derivatives
AC 503 Accounting for Black Economic Empowerment (BEE) Transactions.

These standards, interpretations and amendments did not have a material effect on the Group.

Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group's accounting periods beginning on 1 July 2007 or later periods but have not been early adopted by the Group. These standards, amendments and interpretations are:

IAS 1 (Amendment) Presentation of Financial Statements – Capital Disclosures (1 January 2007)
IFRS 7 Financial Instruments: Disclosures (1 January 2007)
IFRS 8 Segment Reporting (1 January 2009)
IFRIC 10 Interim Financial Reporting and Impairment (30 June 2008)
IFRIC 11 Group and Treasury Share Transactions (30 June 2008)
IFRIC 12 Service Concession Arrangements (30 June 2009)
IFRIC 13 Customer Loyalty Programmes (1 July 2008)
IFRIC 14 IAS 19 – The limit on a Defined Benefit Asset minimum funding requirements and their interaction (1 January 2008)

Management is currently reviewing the impact of these standards on the Group.

Significant accounting judgements and estimates
Use of estimates: The preparation of the financial statements requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments, write-downs of inventory to net realisable value; post-retirement healthcare liabilities, the fair value and accounting treatment of derivative financial instruments and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Carrying value of property, plant and equipment
All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable mineral reserves.

Mobile and other equipment is depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on proved and probable mineral reserves.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:

- Changes in proved and probable mineral reserves;

- Differences between actual commodity prices and commodity price assumptions;

- Unforeseen operational issues at mine sites;

- Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and

- Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the Group estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.

The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

The carrying amount of property, plant and equipment at 30 June 2007 was R41,971 million (2006 restated: R24,316 million).

Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Carrying values at 30 June 2007:

- Deferred taxation liability: R5,980 million (2006 restated: R5,551 million)

- Taxation liability: R516 million (2006: R348 million)

Provision for environmental rehabilitation costs

The Group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

The carrying amounts of the rehabilitation obligations at 30 June 2007 were R1,414 million (2006: R1,079 million).

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on current metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

The carrying amount of inventories at 30 June 2007 was R1,588 million (2006: R1,168 million).

Financial instruments

The estimated fair value of financial instruments is determined at discrete points in time based on the relevant market information. Fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial instruments at 30 June 2007 was R98 million negative (2006: R22 million).

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Group occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

2. CONSOLIDATION

2.1. Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The Group financial statements consolidate the activities, assets and liabilities of the company and its subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of exchange plus costs directly attributable to the acquisition.

Any excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of subsidiaries at the date of acquisition is recorded as goodwill. Goodwill is stated at cost and is not amortised, but is tested for impairment on an annual basis. Any excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is immediately accounted for in earnings.

Inter-company transactions, balances and unrealised gains and losses between Group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.

2.2. Transactions with minority interests
Transactions with minority interests are treated as transactions with equity owners of the Group. For purchases from minority interests, the difference between the consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is accounted for in equity. Gains or losses on disposals to minority interests are also recorded in equity, as gains or losses on transacting with minorities.

2.3. Associates
The equity method of accounting is used for an investment over which the Group exercises significant influence, but not control, and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective date of acquisition to the date that the Group ceases to have significant influence.

Results of associates are equity accounted using the results of their most recent audited annual financial statements or unaudited interim financial statements. Any losses from associates are brought to account in the consolidated financial statements until the interest in such associates is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.

3. FOREIGN CURRENCIES
Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rands, which is the company's functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

3.1. Foreign operations
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities are translated at the exchange rate ruling at the balance sheet date. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders' equity. These differences will be recognised in earnings upon realisation of the underlying operation.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations (i.e. the reporting entity's interest in the net assets of that operation), and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

4. PROPERTY, PLANT AND EQUIPMENT

4.1. Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the Group is limited to the time span of the Group's respective mining leases.

4.2. Borrowing costs

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.3. Mineral and surface rights

Mineral and surface rights are recorded at cost less accumulated depreciation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the fair value of mineral rights has diminished below cost, a write-down is effected against income in the period that such determination is made.

4.4. Land

Land is shown at cost and is not depreciated.

4.5. Other assets

Other assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights and land and all the assets of the non-mining operations.

4.6. Amortisation and depreciation of mining assets

Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular orebody and the method of mining that orebody. To achieve this the following calculation methods are used:

- Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure.

- Where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

- At the Australian operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

4.7. Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives as follows:

- Vehicles, 20 per cent

- Computers, 33.3 per cent

- Furniture and equipment, 10 per cent

The assets' useful lives and residual values are reassessed at each reporting date and adjusted if appropriate.

4.8. Mining exploration

Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration "farm-in" projects is written off until an ownership interest has vested.

Exploration activities at certain of the Group's international operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.

4.9. Impairment

Recoverability of the carrying value of the long-term mining assets of the Group is reviewed whenever events or changes in circumstances indicate that such carrying value may not be recoverable, and annually at the end of the financial year. To determine whether a long-term mining asset may be impaired, the higher of "value in use" or "fair value less cost to sell" is compared to the carrying value to determine whether a long-term mining asset may be impaired.

A cash-generating unit is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are impaired if the shaft is closed.

Exploration targets in respect of which costs have been capitalised at certain of the Group's international operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are impaired.

Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets.

When any infrastructure is closed down during a year, any carrying value attributable to that infrastructure is impaired.

4.10. Leases

Operating lease costs are charged against income on a straight-line basis over the period of the lease.

5. GOODWILL

Goodwill is stated at cost less accumulated impairment losses. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of associates is tested for impairment as part of the carrying amount of the investment in associate whenever there is any objective evidence that the investment may be impaired. Goodwill on acquisition of a subsidiary is assessed at each balance sheet date or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

6. WASTE NORMALISATION OR DEFERRED STRIPPING

At the Group's Australian and Venezuelan open pit operations, costs related to removing waste within the ore body once it has been exposed, are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro-rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by determining the ratio of ounces mined in each period to total proved and probable reserve ounces expected to be recovered from the pit and applying this ratio to total waste removal costs expected to be incurred over the life of the pit. The resultant asset created by the timing difference between costs incurred and costs expensed is recorded in the balance sheet as a current asset.

At the Ghanaian operations, the stripping ratio is fairly consistent over the life of mine and therefore waste normalisation is not required.

7. DEFERRED TAXATION

Deferred taxation is provided in full, using the balance sheet method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation of property, plant and equipment, provisions, unutilised capital allowances, tax losses carried forward and interest charges.

Deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or unutilised capital allowances can be recovered. Deferred tax assets are reviewed at each reporting date and are impaired if recovery is no longer probable.

No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies.

8. INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the Group's international operations, gold-in-process for such operations represents either production in broken ore form, gold in circuit or production from the time of placement on heap leach pads.

Cost is determined on the following basis:

• Gold on hand and gold-in-process is valued using weighted average cost. Cost includes production, amortisation and related administration costs.

• Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.

Net realisable value is determined with reference to relevant market prices.

9. FINANCIAL INSTRUMENTS

Financial instruments recognised in the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

9.1. Investments

Investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity and are released to the income statement when the investments are sold; (ii) investments in unlisted companies which are accounted for at cost since fair value cannot be measured reliably and are adjusted for write-downs where appropriate.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.

Investments in subsidiaries are recognised at cost less accumulated impairment losses.

9.2. Derivative financial instruments

The Group's general policy with regard to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;

- for specific debt servicing requirements; and

- to safeguard the viability of higher cost operations.

The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.

On the date a derivative contract is entered into, the Group designates the derivative as (i) a hedge of the fair value of a recognised asset or liability (fair value hedge); (ii) a hedge of a forecasted transaction (cash flow hedge), (iii) a hedge of a net investment in a foreign entity; or (iv) should the derivative not fall into one of the three categories above it is not regarded as a hedge.

Derivative financial instruments are initially recognised in the balance sheet at fair value and subsequently remeasured at their fair value or amortised cost, unless they meet the criteria for the normal purchases normal sales exemption. Recognition of derivatives which meet the above criteria under IAS 39 is deferred until settlement.

Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk. If the hedge no longer meets the requirements for hedge accounting, the adjustment to the carrying amount of a hedge item for which the effective interest rate method is used is amortised to profit or loss over the period to maturity.



ACCOUNTING POLICIES continued

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders' equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders' equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the requirements for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised immediately in the income statement.

9.3. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at cost which is deemed to be fair value as they have a short term maturity.

Bank overdrafts are included within current liabilities in the balance sheet.

9.4. Trade receivables

Trade receivables are initially recognised at fair value and subsequently carried at amortised cost less allowance for credit losses. Estimates are made for allowances for credit losses based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

9.5. Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

9.6. Embedded derivatives

The Group assesses whether an embedded derivative is required to be separated from a host contract and accounted for as a derivative when the Group first becomes a party to a contract. Subsequent reassessment is not performed unless there is a change in the terms of the contract that significantly modifies the cash flows.

9.7. Financial guarantees

Financial guarantee contracts are accounted for as financial instruments and are recognised initially at fair value and are subsequently measured at the higher of the amount determined in accordance with IAS 37 (Provisions, contingent liabilities and assets), and the initial amount recognised less cumulative amortisation.

10. PROVISIONS

Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

11. BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable.

Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

12. ENVIRONMENTAL OBLIGATIONS

Long-term environmental obligations are based on the Group's environmental management plans, in compliance with applicable environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.

For the South African operations annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by dividing the unfunded rehabilitation liability by the remaining lives of the mines and such contributions are subject to prior approval by the Department of Minerals and Energy. The amounts contributed to this trust fund are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.

13. EMPLOYEE BENEFITS

13.1. Pension and provident funds

The Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.

Contributions to defined contributions funds are charged against income as incurred.

13.2. Post-retirement health care costs

Medical cover is provided through a number of different schemes. The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

13.3. Share-based payments

The Group operates a number of equity-settled compensation plans. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the modified Black Scholes and Monte Carlo simulation models on the date of grant.



ACCOUNTING POLICIES continued

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at grant date. Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

The fair value of the equity-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group's estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment reserve. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

13.4. Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

14. SHARE CAPITAL
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction therefrom, net of tax. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.

15. REVENUE RECOGNITION
Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is stated at the fair value of the consideration received or receivable.

Revenue comprises the value of gold sold.

15.1 Revenue arising from gold and gold equivalent sales is recognised when the title, risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.

15.2 Revenue from services is recognised over the period the services are rendered and is accrued in the financial statements.

15.3 Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

15.4 Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.

16. DIVIDENDS DECLARED
Dividends and the related taxation thereon are recognised only when such dividends are declared.

17. EARNINGS/(LOSS) PER SHARE

Earnings/(loss) per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. A diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.

18. SEGMENTAL REPORTING

The Group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.

19. COMPARATIVES

Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year, except for as described in Note 1 under Accounting policies.

20. ADDITIONAL US DOLLAR FINANCIAL INFORMATION

The translation of the financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders' equity.

This information is provided as supplementary information for convenience purposes only.



CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

United States Dollars			Notes	South African Rand	
Restated 2006	2007			2007	Restated 2006
2,282.0	2,735.2	Revenue	1	19,693.1	14,604.7
(1,803.2)	(2,076.3)	Cost of sales	2	(14,949.0)	(11,540.5)
478.8	658.9	Net operating profit		4 744.1	3,064.2
26.8	26.8	Investment income	3	192.7	171.8
(9.7)	(64.6)	Finance expense	4	(465.3)	(62.2)
14.6	15.4	Unrealised gain on financial instruments		111.2	93.1
(18.3)	(18.8)	Realised loss on financial instruments		(135.7)	(117.1)
–	(15.1)	Loss on foreign exchange		(109.0)	–
(16.1)	(2.3)	Other costs		(16.7)	(103.1)
(10.6)	(12.5)	Share-based payments	5	(89.9)	(67.6)
(38.7)	(40.9)	Exploration expense		(294.2)	(247.9)
0.1	3.1	Share of profits of associate after taxation		22.5	0.4
6.3	26.8	Profit on disposal of investments		193.0	40.3
3.7	7.4	Profit on disposal of property, plant and equipment		53.5	23.6
436.9	584.2	Profit before taxation	6	4,206.2	2,795.5
(160.0)	(218.4)	Mining and income tax	7	(1,572.2)	(1,023.9)
276.9	365.8	Profit for the year		2,634.0	1,771.6
		Profit attributable to:			
241.4	328.1	– Ordinary shareholders of the company		2,362.5	1,544.1
35.5	37.7	– Minority shareholders		271.5	227.5
276.9	365.8			2,634.0	1,771.6
		Earnings per share attributable to ordinary shareholders of the company:			
49	59	Basic earnings per share – cents	8.1	423	313
47	55	Diluted earnings per share – cents	8.2	398	298
13	28	Dividends per share – cents	9	200	80

Exchange rate: R7.20/US$ (F2006: R6.40/US$)

The accompanying notes form an integral part of these financial statements

CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2007

Figures in millions unless otherwise stated

United States Dollars				Notes	South African Rand	
Restated						Restated
2006	2007				2007	2006
		ASSETS				
3,672.1	**6,899.3**	**Non-current assets**			**49,329.8**	27,284.0
3,272.7	**5,870.0**	Property, plant and equipment		10	**41,970.8**	24,316.1
–	**623.7**	Goodwill		11	**4,458.9**	–
2.6	**5.1**	Investment in associates		12	**36.2**	19.2
331.7	**312.7**	Investments		13	**2,236.2**	2,464.7
65.1	**87.8**	Environmental trust fund		14	**627.7**	484.0
585.6	**851.0**	**Current assets**			**6,085.1**	4,351.2
157.2	**222.0**	Inventories		15	**1,587.5**	1,168.0
146.3	**293.8**	Trade and other receivables		16	**2,100.6**	1,087.3
34.0	**8.8**	Deferred stripping costs			**63.0**	252.5
30.4	**–**	Financial instruments		17	**–**	225.9
217.7	**326.4**	Cash and cash equivalents		18	**2,334.0**	1,617.5
4,257.7	**7,750.3**	**Total assets**			**55,414.9**	31,635.2
		EQUITY AND LIABILITIES				
40.2	**51.1**	Share capital			**326.1**	247.4
1,502.8	**4,064.3**	Share premium			**27,840.0**	9,441.8
338.9	**35.9**	Other reserves			**1,585.6**	4,689.1
662.8	**831.2**	Retained earnings			**5,872.4**	4,640.9
2,544.7	**4,982.5**	Shareholders' equity attributable to ordinary shareholders			**35,624.1**	19,019.2
147.3	**207.2**	Minority interests			**1,482.2**	982.3
2,692.0	**5,189.7**	Total shareholders' equity per statement			**37,106.3**	20,001.5
1,166.9	**1,950.8**	**Non-current liabilities**			**13,948.4**	8,670.2
747.1	**836.3**	Deferred taxation		19	**5,979.6**	5,551.3
272.1	**913.8**	Borrowings		20	**6,533.7**	2,021.6
147.7	**200.7**	Provisions		21	**1,435.1**	1,097.3
398.8	**609.8**	**Current liabilities**			**4,360.1**	2,963.5
308.6	**484.6**	Trade and other payables		22	**3,464.4**	2,293.7
–	**3.3**	Bank overdraft		18	**23.9**	–
46.9	**72.2**	Taxation			**516.4**	348.1
43.3	**49.7**	Current portion of borrowings		20	**355.4**	321.7
4,257.7	**7,750.3**	**Total equity and liabilities**			**55,414.9**	31,635.2

Exchange rate: R7.15/US$ (F2006: R7.43/US$)

The accompanying notes form an integral part of these financial statements



CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Figures in Rand millions unless otherwise stated

	Number of ordinary shares in issue	Ordinary share capital	Share premium	Equity portion of convertible debt (Mvela)	Foreign currency translation adjustment
SOUTH AFRICAN RAND					
Balance at 30 June 2005	492,294,226	246.1	9,325.1	3,130.2	(191.8)
Effect of change in accounting policy – capitalisation of ore reserve development (Note 1)	–	–	–	–	–
Balance at 30 June 2005 – restated	492,294,226	246.1	9,325.1	3,130.2	(191.8)
Mark-to-market gain on listed investments	–	–	–	–	–
Realised gain on disposal of listed investments	–	–	–	–	–
Net gains recognised directly in equity	–	–	–	–	–
Profit for the year	–	–	–	–	–
Dividends paid	–	–	–	–	–
Share-based payments	–	–	–	–	–
Loans repaid to minority shareholders	–	–	–	–	–
Reserves arising on acquisition of subsidiaries	–	–	–	–	–
Shares repurchased and cancelled	(1,000,000)	(0.5)	(74.4)	–	–
Exercise of employee share options	3,530,497	1.8	191.1	–	–
Foreign exchange translation	–	–	–	–	818.6
Balance at 30 June 2006	494,824,723	247.4	9,441.8	3,130.2	626.8
Mark-to-market gain on listed investments	–	–	–	–	–
Realised gain on disposal of listed investments	–	–	–	–	–
Net gains recognised directly in equity	–	–	–	–	–
Profit for the year	–	–	–	–	–
Dividends paid	–	–	–	–	–
Share-based payments	–	–	–	–	–
Loans repaid to minority shareholders	–	–	–	–	–
Loans received from minority shareholders	–	–	–	–	–
Arising on acquisition of subsidiaries	–	–	–	–	–
Loss on transacting with minorities (Note 27)	–	–	–	–	–
Shares issued in connection with capital raising	90,850,000	45.5	10,231.7	–	–
Shares issued in connection with the acquisition of subsidiaries	65,098,754	32.5	8,297.1	–	–
Transaction costs relating to issue of shares			(207.4)	–	–
Exercise of employee share options	1,384,589	0.7	76.8	–	–
Foreign exchange translation	–	–	–	–	160.7
Balance at 30 June 2007	**652,158,066**	**326.1**	**27,840.0**	**3,130.2**	**787.5**

The accompanying notes form an integral part of these financial statements.

Fair value adjustment reserve	Asset revaluation reserve	Share-based payment reserve	Trans-actions with minorities	Retained earnings	Equity attributable to ordinary shareholders	Minority interests	Total equity
138.4	–	89.7	–	2,986.9	15,724.6	809.5	16,534.1
–	–	–	–	540.9	540.9	–	540.9
138.4	–	89.7	–	3,527.8	16,265.5	809.5	17,075.0
434.8	–	–	–	–	434.8	–	434.8
(3.1)	–	–	–	–	(3.1)	–	(3.1)
431.7	–	–	–	–	431.7	–	431.7
–	–	–	–	1,544.1	1,544.1	227.5	1,771.6
–	–	–	–	(394.5)	(394.5)	(83.2)	(477.7)
–	–	67.6	–	–	67.6	–	67.6
–	–	–	–	–	–	(144.2)	(144.2)
–	204.7	–	–	(36.5)	168.2	135.9	304.1
–	–	–	–	–	(74.9)	–	(74.9)
–	–	–	–	–	192.9	–	192.9
–	–	–	–	–	818.6	36.8	855.4
570.1	204.7	157.3	–	4,640.9	19,019.2	982.3	20,001.5
375.0	–	–	–	–	375.0	–	375.0
(169.3)	–	–	–	–	(169.3)	–	(169.3)
205.7	–	–	–	–	205.7	–	205.7
–	–	–	–	2,362.5	2,362.5	271.5	2,634.0
–	–	–	–	(1,131.0)	(1,131.0)	(10.3)	(1,141.3)
–	–	89.9	–	–	89.9	–	89.9
–	–	–	–	–	–	(90.1)	(90.1)
–	–	–	–	–	–	9.5	9.5
-	–	–	–	–	–	330.2	330.2
-	–	–	(3,559.8)	–	(3,559.8)	4.9	(3,554.9)
–	–	–	–	–	10,277.2	–	10,277.2
–	–	–	–	–	8,329.6	–	8,329.6
–	–	–	–	–	(207.4)	–	(207.4)
–	–	–	–	–	77.5	–	77.5
–	–	–	–	–	160.7	(15.8)	144.9
775.8	**204.7**	**247.2**	**(3,559.8)**	**5,872.4**	**35,624.1**	**1,482.2**	**37,106.3**



CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY continued

FOR THE YEAR ENDED 30 JUNE 2007

Figures in US Dollars millions unless otherwise stated

	Number of ordinary shares in issue	Ordinary share capital	Share premium	Equity portion of convertible debt (Mvela)	Foreign currency translation adjustment	
UNITED STATES DOLLAR						
Balance at 30 June 2005	492,294,226	40.0	1,484.6	453.7	(64.1)	
Effect of change in accounting policy – capitalisation of ore reserve development (Note 1)	–	–	–	–	–	
Balance at 30 June 2005 – restated	492,294,226	40.0	1,484.6	453.7	(64.1)	
Mark-to-market gain on listed investments	–	–	–	–	–	
Realised gain on disposal of listed investments	–	–	–	–	–	
Net gains recognised directly in equity	–	–	–	–	–	
Profit for the year	–	–	–	–	–	
Dividends paid	–	–	–	–	–	
Share-based payments	–	–	–	–	–	
Loans repaid to minority shareholders	–	–	–	–	–	
Reserves arising on acquisition of subsidiaries	–	–	–	–	–	
Shares repurchased and cancelled	(1,000,000)	(0.1)	(11.6)	–	–	
Exercise of employee share options	3,530,497	0.3	29.8	–	–	
Foreign exchange translation	–	–	–	–	(189.1)	
Balance at 30 June 2006 – restated	494,824,723	40.2	1,502.8	453.7	(253.2)	
Mark-to-market gain on listed investments	–	–	–	–	–	
Realised gain on disposal of listed investments	–	–	–	–	–	
Net gains recognised directly in equity	–	–	–	–	–	
Profit for the year	–	–	–	–	–	
Dividends paid	–	–	–	–	–	
Share-based payments	–	–	–	–	–	
Loans repaid to minority shareholders	–	–	–	–	–	
Loans received from minority shareholders	–	–	–	–	–	
Arising on acquisition of subsidiaries	–	–	–	–	–	
Loss on transacting with minorities	–	–	–	–	–	
Shares issued in connection with capital raising	90,850,000	6.3	1,155.1	–	–	
Shares issued in connection with the acquisition of subsidiaries	65,098,754	4.5	1,421.1	–	–	
Transaction costs relating to issue of shares	–	–	(25.4)	–	–	
Exercise of employee share options	1,384,589	0.1	10.7	–	–	
Foreign exchange translation	–	–	–	–	150.2	
Balance at 30 June 2007	**652,158,066**	**51.1**	**4,064.3**	**453.7**	**(103.0)**	

The accompanying notes form an integral part of these financial statements.

Fair value adjustment reserve	Asset revaluation reserve	Share-based payment reserve	Trans-actions with minorities	Retained earnings	Equity attributable to ordinary shareholders	Minority interests	Total equity
10.0	–	14.4	–	408.4	2,347.0	120.8	2,467.8
–	–	–	–	80.7	80.7	–	80.7
10.0	–	14.4	–	489.1	2,427.7	120.8	2,548.5
67.9	–	–	–	–	67.9	–	67.9
(0.5)	–	–	–	–	(0.5)	–	(0.5)
67.4	–	–	–	–	67.4	–	67.4
–	–	–	–	241.4	241.4	35.5	276.9
–	–	–	–	(61.8)	(61.8)	(13.0)	(74.8)
–	–	10.6	–	–	10.6	–	10.6
–	–	–	–	–	–	(23.0)	(23.0)
–	36.0	–	–	(5.9)	30.1	22.3	52.4
–	–	–	–	–	(11.7)	–	(11.7)
–	–	–	–	–	30.1	–	30.1
–	–	–	–	–	(189.1)	4.7	(184.4)
77.4	36.0	25.0	–	662.8	2,544.7	147.3	2,692.0
52.1	–	–	–	–	52.1	–	52.1
(23.5)	–	–	–	–	(23.5)	–	(23.5)
28.6	–	–	–	–	28.6	–	28.6
–	–	–	–	328.1	328.1	37.7	365.8
–	–	–	–	(158.2)	(158.2)	(1.5)	(159.7)
–	–	12.5	–	–	12.5	–	12.5
–	–	–	–	–	–	(11.5)	(11.5)
–	–	–	–	–	–	1.2	1.2
–	–	–	–	–	–	46.1	46.1
–	–	–	(495.9)	–	(495.9)	0.7	(495.2)
–	–	–	–	–	1,161.4	–	1,161.4
–	–	–	–	–	1,425.6	–	1,425.6
–	–	–	–	–	(25.4)	–	(25.4)
–	–	–	–	–	10.8	–	10.8
–	–	–	–	–	150.2	(12.7)	137.5
106.0	**36.0**	**37.5**	**(495.9)**	**832.7**	**4,982.5**	**207.2**	**5,189.7**



CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

United States Dollars Restated 2006	United States Dollars 2007		Notes	South African Rand 2007	South African Rand Restated 2006
597.8	**172.0**	**Cash flows from operating activities**		**1,201.4**	3,804.8
737.9	**1,025.6**	Cash generated by operations	23	**7,383.7**	4,700.7
17.1	**16.5**	Interest received		**119.1**	109.2
2.4	**2.2**	Dividends received		**15.6**	15.6
(0.3)	**(0.3)**	Post-retirement health care payments		**(1.9)**	(1.6)
–	**(534.6)**	Settlement of the Western Areas derivative structure		**(3,893.8)**	–
(3.7)	**(23.4)**	Change in working capital	24	**(168.8)**	(23.8)
753.4	**486.0**	Cash generated by operating activities		**3,453.9**	4,800.1
(26.0)	**(55.0)**	Interest paid		**(396.5)**	(166.6)
(54.8)	**(99.3)**	Tax paid	25	**(714.7)**	(351.0)
672.6	**331.7**	Net cash from operations		**2,342.7**	4,282.5
(74.8)	**(159.7)**	Dividends paid	26	**(1,141.3)**	(477.7)
(995.3)	**(2,116.1)**	**Cash flows from investing activities**		**(15,192.7)**	(6,259.4)
(412.8)	**(846.6)**	Additions to property, plant and equipment		**(6,095.8)**	(2,641.6)
6.3	**8.8**	Proceeds on disposal of property, plant and equipment		**63.4**	40.0
(417.1)	**(1,240.9)**	Acquisition of subsidiaries, net of cash acquired	27	**(8,891.1)**	(2,559.3)
(163.5)	**(68.1)**	Purchase of investments		**(490.0)**	(1,046.2)
2.8	**45.3**	Proceeds on disposal of investments		**326.1**	18.2
(11.0)	**(14.6)**	Environmental trust fund and rehabilitation payments		**(105.3)**	(70.5)
108.5	**2,011.5**	**Cash flows from financing activities**		**14,684.7**	673.0
(23.0)	**(11.5)**	Repayment of loans to minority shareholders		**(90.1)**	(144.2)
158.0	**2,593.1**	Loans raised		**18,821.9**	986.7
(44.9)	**(1,979.4)**	Loans repaid		**(14,194.2)**	(287.5)
(11.7)	**–**	Payment for shares re-purchased and cancelled		**–**	(74.9)
30.1	**1,409.3**	Proceeds from the issue of shares		**10,147.1**	192.9
(289.0)	**67.4**	Net cash generated/(utilised)		**693.4**	(1,781.6)
3.0	**38.0**	Effect of exchange rate fluctuation on cash held		**(0.8)**	24.1
503.7	**217.7**	Cash and cash equivalents at beginning of the year		**1,617.5**	3,375.0
217.7	**323.1**	Cash and cash equivalents at end of the year		**2,310.1**	1,617.5

The accompanying notes form an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

United States Dollars Restated 2006	United States Dollars 2007			South African Rand 2007	South African Rand Restated 2006
		1.	REVENUE		
			Revenue from mining operations		
2,282.0	**2 735.2**		– Spot sales	**19,693.1**	14,604.7
2,282.0	**2 735.2**		**Total revenue**	**19,693.1**	14,604.7
		2.	COST OF SALES		
(673.7)	**(767.5)**		Salaries and wages	**(5,525.8)**	(4,311.9)
(379.5)	**(419.6)**		Consumable stores	**(3,020.9)**	(2,428.5)
(160.8)	**(182.3)**		Utilities	**(1,312.3)**	(1,029.3)
(229.9)	**(268.0)**		Mine contracts	**(1,929.3)**	(1,471.2)
(44.3)	**(56.2)**		Other	**(404.9)**	(283.8)
9.2	**34.1**		Gold inventory change	**245.8**	58.8
(324.2)	**(416.9)**		Amortisation and depreciation	**(3,001.6)**	(2,074.6)
(1,803.2)	**(2,076.3)**		**Total cost of sales**	**(14,949.0)**	(11,540.5)
		3.	INVESTMENT INCOME		
2.4	**2.2**		Dividends received	**15.6**	15.6
7.3	**8.1**		Interest received – environmental rehabilitation trust fund	**58.0**	47.0
17.1	**16.5**		Interest received – other	**119.1**	109.2
26.8	**26.8**		**Total investment income**	**192.7**	171.8
		4.	FINANCE EXPENSE		
(21.0)	**(13.9)**		Interest paid – Mvela loan	**(100.4)**	(134.3)
(5.0)	**(41.1)**		Interest paid – other	**(296.1)**	(32.3)
18.8	**(5.8)**		Exchange (losses)/gains on loans	**(41.6)**	120.5
(2.5)	**(3.8)**		Environmental rehabilitation interest charge	**(27.2)**	(16.1)
(9.7)	**(64.6)**		**Total finance expense**	**(465.3)**	(62.2)



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2007

5. SHARE-BASED PAYMENTS

The Group grants equity-settled instruments comprising share options and restricted shares to directors, certain officers and employees. During financial 2006, the following share plans were in place: The GF Management Incentive Scheme, the Gold Fields Limited 2005 Share Plan, the Gold Fields Limited 2005 Non-Executive Share Plan and the GF Non-Executive Director Share Plan. Details of these plans are included in the directors' report.

30 June 2006				**30 June 2007**		
Weighted average					**Weighted average**	
Con-tractual life (years)	Price	Number of instru-ments	**Range of exercise prices for outstanding equity instruments (South African Rands)**	**Number of instru-ments**	**Price**	**Con-tractual life (years)**
2.73	–	456,700	n/a*	**1,906,452**	**–**	**2.48**
0.58	24.48	352,748	10.00 – 34.99	**128,800**	**22.79**	**0.11**
2.44	46.92	477,334	35.00 – 59.99	**398,450**	**46.10**	**1.43**
5.20	72.55	4,834,081	60.00 – 84.99	**3,994,516**	**72.31**	**4.23**
4.47	92.79	911,027	85.00 – 109.99	**741,137**	**92.63**	**3.48**
5.37	122.89	1,352,320	110.00 – 134.99	**2,090,710**	**123.55**	**4.90**
3.84	150.44	184,700	135.00 – 159.99	**171,300**	**150.53**	**2.80**
		8,568,910		**9,431,365**		
			**Restricted shares (PVRs) are awarded for no consideration.*			
		108.98	Weighted average share price during the year	**132.38**		
			The fair value of equity instruments granted during the year was valued using the Black Scholes and Monte Carlo Simulation models.			
			Black Scholes Model This model is used to value the SARS. The inputs to the model for options granted during the year were as follows:			
		R125.28	– exercise price	**R124.19**		
		41.9%	– expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	**45.9%**		
		3.0 – 4.2	– expected term (years)	**3.0 – 4.2**		
		1.5%	– expected dividend yield	**1.5%**		
		7.32%	– risk free interest rate	**7.89%**		
		R46.19	– weighted average fair value of a SARS	**R50.09**		
			Monte-Carlo Simulation This model is used to value the PVRS. The inputs to the model for options granted during the year were as follows:			
		R125.28	– exercise price	**R124.19**		
		34.62%	– expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option	**45.81%**		
		3.0	– expected term (years)	**3.0**		
		1.07%	– expected dividend yield	**1.07%**		
		5.14%	– 3 year risk free interest rate (based on US interest rates)	**4.80%**		
		R88.65	– fair value of a PVRS	**R61.62**		

Figures in millions unless otherwise stated

United States Dollars				South African Rand	
Restated					Restated
2006	**2007**			**2007**	2006
		6.	PROFIT BEFORE TAXATION		
			Included in profit before taxation are the following:		
			Expenses		
			Auditors' remuneration		
1.5	**2.7**		– audit fee	**19.3**	9.8
0.6	**0.4**		– non-audit services	**2.9**	4.0
6.1	**5.4**		Environmental rehabilitation inflation adjustment	**39.1**	39.2
0.7	**0.7**		Operating lease charge – Corporate office	**5.2**	4.7
F		7.	MINING AND INCOME TAX		
			The components of mining and income tax are the following:		
			South African taxation		
(31.6)	**(53.9)**		– mining tax	**(387.8)**	(202.1)
(0.3)	**(1.0)**		– non-mining tax	**(7.0)**	(2.2)
(1.8)	**(5.1)**		– company and capital gains tax	**(37.0)**	(11.3)
0.3	**3.3**		– prior year adjustment – current tax	**24.1**	1.8
(42.3)	**(64.4)**		– deferred	**(463.6)**	(270.9)
			Foreign taxation		
(32.1)	**(36.8)**		– current	**(264.6)**	(205.1)
(24.9)	**(29.3)**		– foreign levies and royalties	**(211.5)**	(159.4)
(27.3)	**(31.2)**		– deferred	**(224.8)**	(174.7)
(160.0)	**(218.4)**		**Total mining and income tax**	**(1,572.2)**	(1,023.9)
			Major items causing the Group's income tax to differ from the maximum South African statutory mining tax rate of 45.0% (2006: 45.0%) were:		
			Tax on profit before taxation at maximum South African statutory mining tax rate	**(1,892.8)**	(1,258.0)
			Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore	**562.8**	396.5
			South African mining tax formula rate adjustment	**201.0**	86.7
			Ghanaian tax rate adjustment	**–**	54.3
			Use of assessed loss not previously recognised	**53.7**	–
			Adjustment to Australian tax benefit from tax consolidation	**23.8**	–
			Net non-taxable income and non-deductible expenditure	**(294.8)**	(110.9)
			Foreign levies and royalties	**(211.5)**	(159.4)
			Deferred tax asset not recognised	**(4.9)**	(38.1)
			Other	**(9.5)**	5.0
			Income and mining tax expense	**(1,572.2)**	(1,023.9)



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

7. MINING AND INCOME TAX (continued)

	2007	2006
Tax rates		
South Africa		
Mining tax[1]	**Y = 45 − 225/X**	Y = 45 − 225/X
Non-mining tax[2]	**37.0%**	37.0%
Company tax rate	**29.0%**	29.0%

[1]South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.

In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2]Non-mining income of South African mining operations consists primarily of interest received.

	2007	2006
International Operations		
Company tax rate		
Australia	**30.0%**	30.0%
Ghana	**25.0%**	26.5%
Venezuela	**34.0%**	34.0%
Royalties		
Australia	**2.5%**	2.5%
Ghana	**3.0%**	3.0%
Venezuela*	**6.0%**	6.0%

*There are two royalties payable in Venezuela. Three per cent is payable to the Ministry of Basic Industries and Mining (MIBAM) which is an exploitation tax, and three per cent to Corporación Venezolana de Guayana S.A. (CVG) for exploiting the concession originally granted to them

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities.

At 30 June 2007 the Group had the following estimated amounts available for set-off against future income:

	F2007			F2006		
	Unredeemed capital expenditure R'million	Tax losses R'million	Deferred tax asset not recognised on tax losses R'million	Unredeemed capital expenditure R'million	Tax losses R'million	Deferred tax asset not recognised on tax losses R'million
South Africa[3]						
Driefontein Division	–	–	–	–	–	–
Kloof Division	–	–	–	323.4	–	–
Beatrix Division	1,701.6	–	–	1,896.3	–	–
GFI Mining South Africa Pty Limited	1,701.6	–	–	2,219.7	–	–
Gold Fields Limited	–	62.7	62.7	–	115.0	115.0
Gold Fields Shared Services Limited	–	23.5	–	–	41.6	–
GFL Mining Services Limited	–	41.6	–	–	96.7	–
Gold Fields Protection Services	–	0.2	–	–	21.4	–
Western Areas Limited	1,948.6	3,969.2	–	–	–	–
Barrick Gold South Africa	5,493.1	742.3	–	–	–	–
Living Gold Pty Limited	–	51.9	51.9	–	45.4	45.4
	9,143.3	4,891.4	114.6	2,219.7	320.1	160.4

7. MINING AND INCOME TAX (continued)

[3]These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses have no expiration date.

	F2007			F2006		
	Capital allowances	Tax losses	Deferred tax asset not recognised on tax losses	Capital allowances	Tax losses	Deferred tax asset not recognised on tax losses
International Operations	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million
Orogen Investments SA (Luxembourg)[4]	–	133.9	133.9	–	126.7	126.7
Gold Fields Ghana Limited	27.2	–	–	27.9	–	–
Abosso Goldfields Limited	6.2	–	–	7.0	–	–
Gold Fields La Cima	326.5	–	–	81.6	–	–
	359.9	133.9	133.9	116.5	126.7	126.7

[4]In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990, can be carried forward indefinitely. All losses incurred by Orogen Investment SA (Luxembourg) were incurred subsequent to 31 December 1990.

	AUS$ million	AUS$ million	AUS$ million	AUS$ million	AUS$ million	AUS$ million
Gold Fields Australia (Pty) Limited	–	23.4	–	–	92.2	–

Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2006	2007			2007	2006
		8.	**EARNINGS PER SHARE**		
49	**59**	**8.1**	**Basic earnings per share – cents**	**423**	313
			Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of R2,362.5 million (2006: R1,544.1 million) by the weighted average number of ordinary shares in issue during the year of 558,259,686 (2006: 492,922,941).		
47	**55**	**8.2**	**Diluted earnings per share – cents**	**398**	298
			Diluted basic earnings per share is calculated on the basis of adjusted profit attributable to ordinary share-holders of R2,424.7 million (2006: R1,624.7 million) and 609,207,197 (2006: 544,457,019) shares being the diluted number of ordinary shares in issue during the year.		
			Profit used to calculate diluted earnings per share is calculated as follows:		
241.4	**328.1**		Profit attributable to ordinary shareholders	**2,362.5**	1,544.1
12.6	**8.6**		Interest expense of Mvela's convertible debt – net of tax	**62.2**	80.6
254.0	**336.7**		Profit used to determine diluted earnings per share	**2,424.7**	1,624.7



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

United States Dollars					South African Rand	
2006	2007				2007	2006
		8.	**EARNINGS PER SHARE** (continued)			
		8.2	**Diluted earnings per share – cents (continued)**			
			The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:			
			Weighted average number of shares		**558,259,686**	492,922,941
			Share options in issue		**3,947,462**	3,318,029
			Assumed conversion of Mvela's convertible debt		**47,000,049**	48,216,049
			Diluted number of ordinary shares		**609,207,197**	544,457,019
47	**54**	**8.3**	**Headline earnings per share – cents**		**392**	303
			Headline earnings per share is calculated on the basis of adjusted net earnings attributable to ordinary share-holders of R2,187.8 million (2006: R1,492.1 million) and 558,259,686 (2006: 492,922,941) shares being the weighted average number of ordinary shares in issue during the year.			
			Net profit attributable to ordinary shareholders is reconciled to headline earnings as follows:			
241.4	**328.1**		Net profit attributable to ordinary shareholders		**2,362.5**	1,544.1
(6.3)	**(26.8)**		Profit on disposal of investments		**(193.0)**	(40.3)
0.3	**6.8**		Taxation effect of profit on disposal of investments		**48.6**	1.9
(3.7)	**(7.4)**		Profit on disposal of property, plant and equipment		**(53.5)**	(23.6)
1.6	**2.8**		Taxation effect of profit on property, plant and equipment		**20.4**	10.0
–	**0.4**		Other after tax adjustments		**2.8**	–
233.3	**303.9**		Headline earnings		**2,187.8**	1,492.1
45	**51**	**8.4**	**Diluted headline earnings per share – cents**		**369**	289
			Diluted headline earnings per share is calculated on the basis of adjusted headline earnings attributable to ordinary shareholders of R2,250.0 million (2006: R1,572.7 million) and 609,207,197 (2006: 544,457,019) shares being the diluted number of ordinary shares in issue during the year.			
		9.	**DIVIDENDS**			
29.4	**76.8**		2006 final dividend of 110 cents per share (2005: 40 cents) declared on 2 August 2006		**545.4**	196.8
32.4	**81.4**		2007 interim dividend of 90 cents per share (2006: 40 cents) declared on 24 January 2007		**585.6**	197.7
			A final dividend in respect of F2007 of 95 cents per share was approved by the board of directors on 31 July 2007. This dividend payable is not reflected in these financial statements.			
61.8	**158.2**		**Total dividends**		**1,131.0**	394.5

Figures in millions unless otherwise stated

United States Dollars					South African Rand		
Land, mineral rights and rehabi- litation assets	Mine develop- ments, infra- structure and other assets	Total			Total	Mine develop- ments, infra- structure and other assets	Land, mineral rights and rehabi- litation assets
			10.	PROPERTY, PLANT AND EQUIPMENT			
				30 June 2007			
				Cost			
458.2	5,124.0	5,582.2		Balance at beginning of the year	41,475.9	38,071.3	3,404.6
–	3.3	3.3		Reclassifications	23.7	23.7	–
–	36.0	36.0		Deferred stripping reclassification	259.1	259.1	–
7.2	847.4	854.6		Additions	6,153.0	6,101.2	51.8
(0.3)	(8.6)	(8.9)		Disposals	(64.4)	(62.2)	(2.2)
33.8	–	33.8		Additions to rehabilitation assets	243.4	–	243.4
340.6	1,767.2	2,107.8		Acquisition of subsidiaries (note 27)	15,102.6	12,662.0	2,440.6
54.7	223.5	278.2		Translation adjustment	348.6	93.5	255.1
894.2	**7,992.8**	**8,887.0**		**Balance at end of the year**	**63 541.9**	**57 148.6**	**6 393.3**
				Accumulated depreciation and impairment			
182.8	2,126.7	2,309.5		Balance at beginning of the year	17,159.8	15,801.6	1,358.2
27.2	389.7	416.9		Charge for the year	3,001.6	2,805.9	195.7
–	(1.5)	(1.5)		Disposals	(11.1)	(11.0)	(0.1)
24.7	132.8	157.5		Acquisition of subsidiaries (note 27)	1,134.0	956.0	178.0
21.2	113.4	134.6		Translation adjustment	286.8	189.1	97.7
255.9	**2,761.1**	**3,017.0**		**Balance at end of the year**	**21,571.1**	**19,741.6**	**1,829.5**
638.3	**5,231.7**	**5,870.0**		**Carrying value at end of the year**	**41,970.8**	**37,407.0**	**4,563.8**
				30 June 2006 – restated			
458.2	4,791.4	5,249.6		Cost	39,004.8	35,600.2	3,404.6
–	332.6	332.6		Change in accounting policy – capitalisation of ore reserve development (Note 1)	2,471.1	2,471.1	–
458.2	5,124.0	5,582.2		Cost – restated	41,475.9	38,071.3	3,404.6
182.8	1,947.8	2,130.6		Accumulated depreciation and impairment	15,830.4	14,472.2	1,358.2
–	178.9	178.9		Change in accounting policy – capitalisation of ore reserve development (Note 1)	1,329.4	1,329.4	–
182.8	2,126.7	2,309.5		Accumulated depreciation and impairment – restated	17,159.8	15,801.6	1,358.2
275.4	2,997.3	3,272.7		**Carrying value at end of the year**	24,316.1	22,269.7	2,046.4



Figures in millions unless otherwise stated

| United States Dollars | | | South African Rand | |
2006	2007		2007	2006
		11. GOODWILL		
–	**622.3**	Arising on acquisition of subsidiary (note 27)	**4,458.9**	–
–	**1.4**	Translation	**–**	–
–	**623.7**	**Balance at end of the year**	**4,458.9**	–
		The goodwill arose on the acquisition of South Deep as described in note 27 and is attributable to the upside potential of the asset, synergies, the deferred tax effect of the transaction and the gold multiple associated with the gold sector.		
		12. INVESTMENT IN ASSOCIATE		
		The Group has a 34.9% (F2006: 33.1%) interest in Rand Refinery Limited, a company incorporated in the Republic of South Africa, which is involved in the refining of bullion and by-products which are sourced from, *inter alia*, South African and foreign gold producing mining companies. The investment has been equity accounted as from 1 July 2002.		
21.5	**43.1**	Total revenue of associate – 100 per cent basis	**310.5**	137.3
(2.6)	**11.2**	Total profit/(loss) of associate – 100 per cent basis	**80.9**	(16.5)
		Investment in associate consists of:		
2.9	**2.9**	Unlisted shares at cost	**19.4**	19.4
–	**0.4**	Additional interest in associate arising on acquisition of subsidiary (note 27)	**2.9**	–
(0.1)	**(0.3)**	Share of accumulated losses brought forward	**(0.2)**	(0.6)
–	**(1.4)**	Dividend received	**(8.4)**	–
0.1	**3.6**	Profit after taxation	**22.5**	0.4
(0.3)	**(0.1)**	Translation adjustments	**–**	–
2.6	**5.1**	**Total investment in associate**	**36.2**	19.2
8.0	**9.1**	Non-current assets	**65.2**	59.7
3.7	**7.0**	Current assets	**49.9**	27.4
11.7	**16.1**	**Total assets**	**115.1**	87.1
0.4	**1.3**	Non-current liabilities	**9.6**	2.8
3.7	**3.3**	Current liabilities	**23.6**	27.8
4.1	**4.6**	**Total liabilities**	**33.2**	30.6
7.6	**11.5**	**Net assets**	**81.9**	56.5
		Reconciliation of the total investment in associate with net assets:		
7.6	**11.5**	**Net assets**	**81.9**	56.5
–	**(1.4)**	**Dividend received**	**(8.4)**	–
(5.0)	**(5.2)**	**Fair value adjustment***	**(37.3)**	(37.3)
2.6	**4.9**	**Carrying value**	**36.2**	19.2
		*The investment in associate was fair valued at 1 July 2002, the date when significant influence was obtained.		

Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2006	**2007**			**2007**	2006
		13.	INVESTMENTS		
			Listed		
220.3	**168.3**		Cost less permanent write-downs	**1,203.2**	1,637.1
76.7	**108.5**		Net unrealised gain on revaluation	**775.9**	570.1
297.0	**276.8**		Carrying value	**1,979.1**	2,207.2
297.0	**276.8**		Market value	**1,979.1**	2,207.2
			Unlisted		
27.2	**31.1**		Carrying value and directors' valuation	**222.6**	201.7
324.2	**307.9**		Total listed and unlisted investments	**2,201.7**	2,408.9
7.5	**4.8**		Loans advanced	**34.5**	55.8
331.7	**312.7**		**Total investments**	**2,236.2**	2,464.7
			All investments are classified as available for sale. Details of major investments are given on pages 241 and 242.		
		14.	ENVIRONMENTAL TRUST FUND		
			Gold Fields Mining Environmental Trust Fund		
58.1	**65.1**		Balance at beginning of the year	**484.0**	389.0
–	**4.5**		Arising on acquisition of subsidiary (note 27)	**32.7**	–
7.5	**7.4**		Contributions made during the year	**53.0**	48.0
7.3	**8.1**		Interest earned during the year	**58.0**	47.0
(7.8)	**2.7**		Translation adjustment	**–**	–
65.1	**87.8**		**Balance at end of the year**	**627.7**	484.0
			The proceeds from this fund are intended to fund environmental rehabilitation obligations of the Group's South African mines and they are not available for general purposes of the Group. All income earned on these funds is re-invested or spent to meet these obligations. The funds are invested in money market, fixed deposits and government bonds. These obligations are included in environmental rehabilitation costs under long-term provisions. (Refer note 21.2)		
		15.	INVENTORIES		
86.7	**124.9**		Gold-in-process	**893.2**	644.3
69.1	**95.5**		Consumable stores	**682.8**	513.4
1.4	**1.6**		Other	**11.5**	10.3
157.2	**222.0**		**Total inventories**	**1,587.5**	1,168.0
			The cost of inventories consumed during the year and included in working cost amounted to R3.0 billion (US$419.3 million).		
			The Group reversed R68.2 million (US$9.5 million) of a previous inventory write-down in June 2007 in Gold Fields Ghana.		



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2006	2007		2007	2006
		16. TRADE AND OTHER RECEIVABLES		
47.6	**59.8**	Trade receivables – gold sales	**427.5**	353.6
10.7	**26.3**	Trade receivables – other	**188.1**	79.3
0.1	**3.0**	Deposits	**21.5**	0.9
0.4	**0.6**	Interest receivable	**4.4**	2.6
5.4	**3.4**	Payroll receivables	**23.8**	40.4
18.1	**35.2**	Prepayments	**251.8**	134.8
32.2	**83.1**	Value added tax	**594.0**	239.5
2.7	**–**	Derivative financial instruments	**–**	20.2
2.0	**–**	Rand Mutual Assurance refund	**–**	14.7
2.7	**0.9**	Diesel rebate	**6.7**	20.1
2.6	**–**	Advances to New Africa Mining Fund	**–**	19.1
6.6	**–**	Cash in transit	**–**	49.4
2.3	**2.4**	Secondary tax on companies (STC) – refund	**17.3**	17.3
–	**64.9**	Insurance claim receivable	**464.1**	–
12.9	**14.2**	Other	**101.5**	95.6
146.3	**293.8**	**Total trade and other receivables**	**2,100.6**	1,087.3
		17. FINANCIAL INSTRUMENTS		
–	**–**	Non-current portion	**–**	–
30.4	**–**	Current portion included in current assets	**–**	225.9
30.4	**–**	**Total financial instruments**	**–**	225.9

The amount receivable for the financial instruments relates to the close-out of the Australian dollar/United States dollar financial instruments on 7 January 2004. Gold Fields closed-out the outstanding open positions of US$275.0 million at an average rate of 0.7670 US$/AU$, locking in a gross profit amounting to US$115.7 million. The underlying cash receipts were deferred to match the maturity dates of the original transactions.

On 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107.4 million (US$115.7 million less US$8.3 million premium on the call option) or AU$140.0 million at 0.7670 US$/AU$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to AU$147.0 million, based on a spot rate of 0.7158 US$/AU$. Payments against this settlement are receivable on a quarterly basis with the last payment made on 29 December 2006.

United States Dollars			South African Rand	
		18. CASH AND CASH EQUIVALENTS		
217.7	**326.4**	Cash at bank and on hand	**2,334.0**	1,617.5
–	**(3.3)**	Bank overdraft	**(23.9)**	–
217.7	**323.1**	**Total cash and cash equivalents**	**2,310.1**	1,617.5

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
Restated 2006	**2007**		**2007**	Restated 2006
		19. DEFERRED TAXATION		
		The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:		
		Deferred taxation liabilities		
889.8	**1,763.8**	– Mining assets	**12,611.0**	6,611.3
25.4	**33.5**	– Investment in environmental trust fund	**239.3**	188.9
8.3	**3.3**	– Investments – warrants and options	**23.9**	61.6
2.4	**1.1**	– Inventories	**7.9**	17.8
10.2	**2.6**	– Deferred stripping costs	**18.9**	75.8
13.4	**19.9**	– Other	**142.0**	99.4
949.5	**1,824.2**	**Gross deferred taxation liabilities**	**13,043.0**	7,054.8
		Deferred taxation assets		
(61.3)	**(76.9)**	– Provisions	**(550.0)**	(455.5)
(52.7)	**(35.4)**	– Loans	**(253.3)**	(391.4)
(22.2)	**(281.0)**	– Tax losses	**(2,008.9)**	(165.1)
(126.1)	**(594.6)**	– Unredeemed capital expenditure	**(4,251.2)**	(936.8)
687.2	**836.3**	**Net deferred taxation liabilities**	**5,979.6**	5,106.0
485.0	**747.1**	Balance at beginning of the year	**5,551.3**	3,249.8
59.9	**–**	Change in accounting policy – capitalisation of ore reserve development (note 1)	**–**	445.3
188.6	**–**	Arising on acquisition of subsidiaries (note 27)	**(203.1)**	1,160.8
56.3	**95.6**	Transferred through the income statement	**688.4**	360.5
(42.7)	**(6.4)**	Translation adjustment	**(57.0)**	334.9
747.1	**836.3**	**Balance at end of the year**	**5 979.6**	5,551.3

20. BORROWINGS

(a) Debt component of Mvela loan

On 17 March 2004, Mvelaphanda Gold (Pty) Limited (Mvela), a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of R4,139.0 million to GFI Mining South Africa (Pty) Limited (GFIMSA) at a fixed rate of 10.57% nominal annual compounded semi-annually. Interest is payable semi-annually and the loan amount is repayable on 17 March 2009.

On the date the loan is repaid, Mvela has the election to either subscribe for new shares in GFIMSA such that after the subscription it will own 15 per cent of the enlarged equity of GFIMSA or to subscribe for shares in Gold Fields Limited subject to a minimum and maximum of 45,000,000 and 55,000,000 shares respectively.

The net proceeds of the loan of R4,107.0 million (R4,139.0 million less R32.0 million of costs) was accounted for in two components, a debt component and an equity component.

The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders' equity, inclusive of deferred tax.



20. BORROWINGS continued

(a) Debt component of Mvela loan (continued)

The debt component of the Mvela loan is amortised against payments of interest on the loan of R4,139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.

The loan has been guaranteed by Gold Fields Limited, Gold Fields Australia Limited and Gold Fields Holdings (BVI) Limited.

(b) Three-year syndicated term loan

On 3 March 2006, Orogen Holdings (BVI) Limited, a wholly owned subsidiary of Gold Fields Limited, entered into a US$250.0 million term facility. The purpose of the facility was to partly finance the acquisition of Bolivar Gold Corporation (BGC) and to provide funding lines for general corporate purposes.

The loan bears interest at three-month LIBOR plus a margin of 0.35%. On 9 March 2006, Orogen drew down US$158.0 million and on 8 January 2007, a further US$10 million.

The loan was repaid in full on 21 May 2007.

(c) Split-tenor revolving credit facility

On 16 May 2007, GFI Mining South Africa (Pty) Limited, Orogen Holdings (BVI) Limited and Western Areas Limited entered into a US$750 million split-tenor revolving credit facility consisting of a $250 million 364-day revolving tranche with a twelve-month term out option (Facility A) and a US$500 million five-year revolving tranche (Facility B). With reference to the twelve-month term-out option, at any time prior to the date of final maturity, Gold Fields will have the option to convert all advances outstanding under Facility A into a term loan with final maturity date being no more than 24 months after the signing date. A term-out fee of 0.05% flat will be payable on the date of exercising the option. The purpose of the facility was to refinance existing facilities and for general corporate purposes.

On 21 May 2007, Western Areas Limited drew down US$50.8 million under Facility A and US$500.0 million under Facility B. In addition, on 21 May 2007, Orogen Holdings (BVI) Limited drew down US$168.0 million under Facility A. The loans under Facility A bear interest at three-month LIBOR plus a margin of 0.25% per annum while the loan under Facility B bears interest at three-month LIBOR plus a margin of 0.30% per annum. Where the total utilisations under Facility A are equal to or greater than 50%, a utilisation fee of 0.05% per annum will be payable on the total amount of utilisations. Such utilisation fee is payable quarterly in arrears.

The loan has been guaranteed by Gold Fields Limited, GFI Mining South Africa Limited, Gold Fields Holding Company (BVI) Limited, Orogen Holdings (BVI) Limited and Western Areas Limited.

(d) Project finance facility

On 14 November 2006, Gold Fields La Cima (formerly known as Sociedad Minera La Cima S.A.) entered into a US$150 million project finance facility with a number of lenders. The purpose of the facility is to finance the project costs related to the development of the Cerro Corona copper-gold porphyry deposit located in the Hualgayoc province in the Cajamarca region in northern Peru. The facility has a 10-year maturity from signature date.

As at June 2007, Gold Fields La Cima has drawn down US$127 million. The loan bears interest at three-month LIBOR plus a margin of 0.45% per annum up to the financial completion date as defined in the agreement.

The loan has been guaranteed by Gold Fields Limited and Gold Fields Corona (BVI) Limited.

(e) Industrial Development Corporation loan

On 28 May 2004, Living Gold (Pty) Limited (Living Gold), a subsidiary of GFIMSA, entered into an agreement with the Industrial Development Corporation of South Africa Limited (IDC) in terms of which the IDC agreed to provide a loan facility of R16.6 million. On 24 November 2004, Living Gold drew down the full amount of the facility.

On 1 July 2006 the IDC converted R8.1 million of the outstanding loan to equity.

In terms of the loan agreement, interest accrues on the facility based on the First National Bank of Southern Africa Limited prime overdraft rate. The prime overdraft rate at 30 June 2007 was 13.0%. The loan is repayable in 83 equal monthly instalments commencing 1 July 2007.

Figures in millions unless otherwise stated

United States Dollars					South African Rand	
2006	**2007**				**2007**	2006
			20.	BORROWINGS continued		
		(a)		**Debt component of Mvela loan**		
595.2	**595.2**			Loan advanced	**4,107.0**	4,107.0
(355.6)	**(355.6)**			Equity component	**(2,453.6)**	(2,453.6)
239.6	**239.6**			Debt component on initial recognition	**1,653.4**	1,653.4
215.9	**156.0**			Balance at the beginning of the year	**1,159.1**	1,446.6
(44.9)	**(44.4)**			Loan repayments during the year	**(319.5)**	(287.5)
(15.0)	**5.8**			Translation adjustment	**–**	–
156.0	**117.4**			**Balance at the end of the year**	**839.6**	1,159.1
		(b)		**Three-year syndicated term loan**		
157.1	**157.1**			Balance at the beginning of the year	**1,167.3**	986.7
–	**10.0**			Loan advanced	**71.9**	–
–	**(168.0)**			Loan repayments during the year	**(1,189.4)**	–
–	**0.9**			Translation adjustment	**(49.8)**	180.6
157.1	**–**			**Balance at the end of the year**	**–**	1,167.3
		(c)		**Split-tenor revolving credit facility**		
–	**718.8**			Loan advanced	**5,028.0**	–
–	**(1.5)**			Translation adjustment	**100.7**	–
–	**717.3**			**Balance at the end of the year**	**5,128.7**	–
		(d)		**Project finance facility**		
–	**127.1**			Loan advanced	**892.6**	–
–	**(0.1)**			Translation adjustment	**15.5**	–
–	**127.0**			**Balance at the end of the year**	**908.1**	–
		(e)		**Industrial Development Corporation loan**		
2.5	**2.3**			Balance at the beginning of year	**16.9**	16.9
–	**(1.1)**			Capitalisation of loan to minority interests	**(8.1)**	–
(0.2)	**–**			Translation adjustment	**–**	–
2.3	**1.2**			**Balance at the end of the year**	**8.8**	16.9
–	**0.6**	(f)		**Other loans**	**3.9**	–
315.4	**963.5**			**Total gross borrowings**	**6,889.1**	2,343.3
(43.3)	**(49.7)**			Current portion included in borrowings	**(355.4)**	(321.7)
272.1	**913.8**			**Total non-current borrowings**	**6,533.7**	2,021.6



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

Figures in millions unless otherwise stated

| United States Dollars | | | | South African Rand | |
Restated 2006	2007			2007	Restated 2006
		21.	**PROVISIONS**		
		21.1	**Post-retirement health care costs**		
2.4	**2.3**		Gold Fields Group (excluding South Deep) post-retirement health care costs	**16.8**	18.0
–	**0.6**		South Deep post-retirement health care costs	**4.2**	–
2.4	**2.9**		Gold Fields Group post-retirement health care costs	**21.0**	18.0
			Gold Fields Group (excluding South Deep) post-retirement health case costs		
			The Group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The remaining obligation was actuarially valued at 30 June 2007 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.		
			The following table sets forth the funded status and amounts recognised by the Group for post-retirement health care costs:		
2.2	**2.5**		Actuarial present value	**17.9**	16.7
–	**–**		Plan assets at fair value	**–**	–
2.2	**2.5**		Accumulated benefit obligation in excess of plan assets	**17.9**	16.7
–	**–**		Unrecognised prior service costs	**–**	–
–	**–**		Unrecognised actuarial (gains)/losses	**–**	–
2.2	**2.5**		**Post-retirement health care liability**	**17.9**	16.7
			Benefit obligation reconciliation		
3.6	**2.4**		Balance at beginning of the year	**18.0**	24.1
(0.3)	**(0.2)**		Payments during the year	**(1.2)**	(1.6)
(0.7)	**–**		Benefits forfeited	**–**	(4.5)
(0.2)	**0.1**		Translation adjustments	**–**	–
2.4	**2.3**		**Balance at end of the year**	**16.8**	18.0
			The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 6.5% per annum (2006: 7%) and a discount rate of 8.5% per annum (2006: 9%). Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans.		

Figures in millions unless otherwise stated

United States Dollars Restated 2006	2007		South African Rand 2007	Restated 2006
		21. PROVISIONS continued		
		21.1 Post-retirement health care costs continued		
		A one percentage point increase in assumed health care trend rates would have increased interest cost for 2007 by R0.1 million (10.0%) (2006: R0.2 million (10.1%)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2007 would have been an increase of R1.8 million (10.1%) (2006: R1.6 million (9.7%)).		
		A one percentage point decrease in assumed health care trend rates would have decreased interest cost for 2007 by R0.1 million (8.6%) (2006: R0.1 million (8.7%)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2007 would have been a decrease of R1.5 million (8.6%) (2006: R1.4 million (8.3%)).		
		South Deep post-retirement health care costs		
		As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. As above, the Group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The obligation was actuarially valued at 30 June 2007 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.		
		The following table sets forth the funded status and amounts recognised by the Group for post-retirement health care costs:		
–	**0.5**	Actuarial present value	**3.8**	–
–	–	Plan assets at fair value	**–**	–
–	**0.5**	Accumulated benefit obligation in excess of plan assets	**3.8**	–
–	**–**	Unrecognised prior service costs	**–**	–
–	**–**	Unrecognised actuarial (gains)/losses	**–**	–
–	**0.5**	**Post-retirement health care liability**	**3.8**	–
		Benefit obligation reconciliation		
–	**0.0**	Balance at beginning of the year	**–**	–
–	**0.6**	Arising on acquisition of subsidiaries	**4.6**	–
–	**(0.1)**	Payments during the year	**(0.4)**	–
–	**0.1**	Translation adjustments	**–**	–
–	**0.6**	**Balance at end of the year**	**4.2**	–



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

| United States Dollars | | | | South African Rand | |
Restated 2006	2007			2007	Restated 2006
			21. PROVISIONS continued		
			21.1 Post-retirement health care costs continued		
			The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 6.5% per annum and a discount rate of 8.5% per annum.		
			An increase or decrease in assumed healthcare trend rates would not have affected the interest cost for 2007.		
			A change in the medical inflation assumption does not affect the contractual liability as the subsidy does not escalate. The monthly contributions will remain constant.		
			21.2 Environmental rehabilitation costs		
113.6	**135.2**		Balance at beginning of the year	**1,079.3**	905.8
14.2	**33.8**		Additional provision due to new disturbances	**243.4**	90.6
–	**1.5**		Amount transferred from accounts payable	**11.1**	–
6.1	**5.4**		Inflation charge	**39.1**	39.2
2.5	**3.8**		Interest charge	**27.2**	16.1
(3.5)	**(7.3)**		Payments against provision	**(52.3)**	(22.5)
3.4	**6.8**		Arising on acquisition of subsidiary (note 27)	**41.7**	21.8
9.0	**18.6**		Translation adjustments	**24.6**	28.3
145.3	**197.8**		**Balance at end of the year**	**1,414.1**	1,079.3
			South African, Ghanaian, Australian, Venezuelan and Peruvian mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. For the Ghanaian operations, Gold Fields funds these environmental rehabilitation costs in part by posting a reclamation bond underwritten by a bank to secure estimated costs of rehabilitation, in South Africa by making contributions into an environmental trust fund (Note 14), in Australia by providing unconditional bank-guaranteed performance bonds to secure the estimated costs, in Venezuela by submitting bonds to guarantee implementation of the mitigation and control actions and in Peru by establishing guarantees with annual deposits for proper compliance with the Mine Closure Plan.		
			The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations. However, certain current rehabilitation costs are charged to this provision as and when incurred.		

| 2006 | | | 2007 | |
Inflation rate	Discount rate		Discount rate	Inflation rate
		21. PROVISIONS continued		
		21.2 Environmental rehabilitation costs continued		
		The provision is calculated using the following rates:		
4.5%	7.5%	South Africa	**9.0%**	**6.0%**
3.5%	5.5%	Ghana	**5.5%**	**3.5%**
3.0%	6.0%	Australia	**7.9%**	**3.0%**
n/a	n/a	Peru	**5.5%**	**2.0%**
12.0%	17.0%	Venezuela	**19.0%**	**19.0%**
147.7	200.7	**Total provisions**	**1,435.1**	1,097.3

Figures in millions unless otherwise stated

| United States Dollars | | | South African Rand | |
2006	**2007**		**2007**	2006
		22. TRADE AND OTHER PAYABLES		
101.5	**180.6**	Trade payables	**1,291.6**	754.1
159.3	**242.5**	Accruals and other payables	**1,733.1**	1,183.9
39.0	**51.1**	Leave pay accrual	**365.5**	289.9
8.8	**10.4**	Interest payable on loans	**74.1**	65.8
308.6	**484.6**	**Total accounts payable**	**3,464.4**	2,293.7
		23. CASH GENERATED BY OPERATIONS		
276.9	**365.8**	Profit for the year	**2,634.0**	1,771.6
160.0	**218.4**	Taxation	**1,572.2**	1,023.9
26.0	**55.0**	Interest paid	**396.5**	166.6
(17.1)	**(16.5)**	Interest received	**(119.1)**	(109.2)
(2.4)	**(2.2)**	Dividends received	**(15.6)**	(15.6)
443.4	**620.5**	**Earnings before non-cash items**	**4,468.0**	2,837.3
		Non-cash and other adjusting items:		
324.2	**416.9**	Amortisation and depreciation	**3,001.6**	2,074.6
6.1	**5.4**	Inflation adjustment to rehabilitation liability	**39.1**	39.2
2.5	**3.8**	Interest adjustment to rehabilitation liability	**27.2**	16.1
(7.3)	**(8.1)**	Interest – Environmental Rehabilitation Trust Fund	**(58.0)**	(47.0)
(3.7)	**(7.4)**	Profit on disposal of property, plant and equipment	**(53.5)**	(23.6)
(6.3)	**(26.8)**	Profit on disposal of investments	**(193.0)**	(40.3)
–	**16.3**	Realised loss on settlement of WAL derivative structure including loss on foreign exchange – non-cash	**117.0**	–
–	**6.3**	Realised exchange loss on settlement of USD1.2 billion loan	**45.0**	–
(14.5)	**(15.4)**	Unrealised gain on financial instruments	**(111.2)**	(93.1)
(18.8)	**–**	Non-cash portion of unrealised gain	**–**	(120.5)
10.6	**12.5**	Share-based payments	**89.9**	67.6
1.7	**1.6**	Other	**11.6**	(9.6)
737.9	**1 025.6**	Total cash generated by operations	**7,383.7**	4,700.7



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2006	2007			2007	2006
		24.	**CHANGE IN WORKING CAPITAL**		
(24.4)	**(51.3)**		Inventories	**(369.2)**	(156.0)
(38.5)	**171.8**		Accounts receivable	**1,236.8**	(246.7)
59.2	**(143.9)**		Accounts payable	**(1,036.4)**	378.9
(3.7)	**(23.4)**		**Total change in working capital**	**(168.8)**	(23.8)
		25.	**TAX PAID**		
(18.0)	**(46.9)**		Amount owing at beginning of the year	**(348.1)**	(120.8)
(90.4)	**(122.8)**		SA and foreign current taxation	**(883.8)**	(578.3)
–	**0.1**		Arising on acquisition of subsidiary (note 27)	**0.8**	–
46.9	**72.2**		Amount owing at end of the year	**516.4**	348.1
6.7	**(1.9)**		Translation	**–**	–
(54.8)	**(99.3)**		**Total tax paid**	**(714.7)**	(351.0)
		26.	**DIVIDENDS PAID**		
(74.8)	**(159.7)**		Dividends per statement of shareholders' equity	**(1,141.3)**	(477.7)
(74.8)	**(159.7)**		**Total dividends paid**	**(1,141.3)**	(477.7)

27. ADDITIONAL CASH FLOW INFORMATION

(a)   Acquisition of South Deep

On 1 December 2006, Gold Fields acquired 100% of the issued share capital of Barrick Gold South Africa (BGSA). BGSA holds a 50% interest in the South Deep Joint Venture, with Western Areas Limited (WAL) holding the balance. As the acquisition of BGSA gave Gold Fields control of the Joint Venture, it was fully consolidated as of the acquisition date with the interest in WAL accounted for as an interest in minorities. On the acquisition date, Gold Fields held 40.9% of WAL and acquired the remaining share capital of WAL by 31 March 2007. The subsequent acquisition of the WAL shares was accounted for as a transaction with shareholders with losses accounted for in equity (economic entity concept).

In effecting the acquisition for BGSA and WAL, Gold Fields issued 18.7 million shares to Barrick at R124.53 and 46.4 million shares to WAL shareholders at a weighted average of R129.34. The share price used in the calculation, where applicable, is based on the publicly traded share price on the date the shares were issued

The acquired business consisting of South Deep, BGSA and WAL contributed revenues of R777.2 million and loss of R241.8 million since 1 December 2006.

The revenue and profit of the Gold Fields Group showing the effect of the acquisition of South Deep if it had occurred on 1 July 2006 as required in terms of IFRS 3 have not been provided as the previous owners of South Deep had different accounting policies.

The acquisition of South Deep has been accounted for on a provisional basis in accordance with IFRS 3.

Figures in millions unless otherwise stated

| United States Dollars 2007 | | | South African Rand 2007 | |
South Deep's carrying value	Fair value		Fair value	South Deep's carrying value
		27. ADDITIONAL CASH FLOW INFORMATION continued		
		(a) Acquisition of South Deep continued		
		Details of the net assets acquired are as follows:		
		Purchase consideration		
	1,162.9	– shares issued	**8,329.7**	
	801.8	– cash paid	**5,745.2**	
	10.6	– direct costs relating to the acquisition	**76.6**	
	148.1	– shares previously held in WAL prior to acquisition	**1,065.6**	
	24.2	– insurance claim refund due to Barrick Gold Corporation	**173.4**	
	2,147.7	Total purchase consideration	**15,390.5**	
	(1,029.5)	Fair value of the net assets acquired	**(7,376.7)**	
	(495.9)	Loss on transacting with minorities	**(3,554.9)**	
	622.3	**Goodwill**	**4,458.9**	
		The goodwill is attributable to the upside potential of the asset, synergies, deferred tax effect of the transaction and the gold multiple associated with the gold sector.		
		The fair value of the assets and liabilities acquired are:		
913.2	**1,945.1**	Property, plant and equipment	**13,936.4**	6,543.1
4.6	**4.6**	Non-current asset – Rehabilitation Trust Fund	**32.7**	32.7
4.6	**4.6**	Inventory	**33.0**	33.0
284.8	**284.8**	Trade and other receivables	**2,040.9**	2,040.9
3.5	**3.5**	Cash and cash equivalents	**25.4**	25.4
(782.6)	**(782.6)**	Trade and other payables	**(5,607.6)**	(5,607.6)
414.1	**28.3**	Deferred taxation	**203.1**	2,966.7
(406.8)	**(406.8)**	Borrowings	**(2,914.9)**	(2,914.9)
(6.5)	**(6.5)**	Long-term provisions	**(46.3)**	(46.3)
428.9	**1,075.0**	Net assets	**7,702.7**	3,073.0
–	**(45.5)**	Minority shareholders' interest	**(326.0)**	–
428.9	**1,029.5**	**Fair value of the net assets acquired**	**7,376.7**	3,073.0
	2,147.7	Total purchase consideration	**15,390.5**	
	(1,162.9)	Consideration settled by issuing shares	**(8,329.7)**	
	406.8	Purchase consideration used to settle borrowings of BGSA	**2,914.9**	
	(130.9)	Purchase of shares in prior years	**(942.0)**	
	(24.2)	Insurance claims refund due to Barrick Gold Corporation	**(173.4)**	
	1,236.6	Purchase consideration settled in cash	**8,860.3**	
	(3.5)	Cash and cash equivalents in subsidiaries acquired	**(25.4)**	
	1,233.0	**Cash outflow on acquisition**	**8,834.9**	
		The R8,834.9 million net cash paid is included in the purchase of subsidiaries on the cash flow statement.		


Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2006	2007		2007	2006
		27. ADDITIONAL CASH FLOW INFORMATION continued		
		(b) Acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited		
		On 28 February 2007, Gold Fields acquired 70% in IRCA (Pty) Limited. IRCA specialises in mine safety training and has been incorporated in the Gold Fields Business Leadership Academy structure.		
		On 1 January 2007, Gold Fields acquired 100% in TMTI (Pty) Limited. TMTI specialises in mining and artisan training in the Free State region and has been incorporated in the Gold Fields Business Leadership Academy structure.		
		Both acquisitions have been accounted for on a provisional basis and Gold Fields will continue to review information prior to finalising the allocation of the purchase consideration.		
		Details of the net assets acquired are as follows:		
		Purchase consideration		
	3.2	– cash paid	**22.6**	
	2.1	– loans advanced	**14.9**	
	–	– direct costs relating to the acquisition	**–**	
	5.3	Total purchase consideration	**37.5**	
	5.3	Fair value of the net assets acquired	**37.5**	
	–		**–**	
		The fair value of the assets and liabilities acquired are:		
–	**4.4**	Property, plant and equipment	**32.2**	–
–	**4.1**	Trade and other receivables	**29.1**	–
–	**(2.7)**	Trade and other payables	**(19.5)**	–
	2.7	Loans receivable	**18.6**	
–	**(2.6)**	Overdraft	**(18.7)**	–
–	**5.9**	Net assets	**41.7**	–
–	**(0.6)**	Minority shareholders' interest	**(4.2)**	–
–	**5.3**	**Fair value of the net assets acquired**	**37.5**	–
	3.2	Purchase consideration settled in cash	**22.6**	
	2.1	Inter-company loans advanced	**14.9**	
	2.6	Overdraft in subsidiary acquired	**18.7**	
	7.9	**Cash outflow on acquisition**	**56.2**	
		The R56.2 million net cash paid is included in the purchase of subsidiaries on the cash flow statement.		

Figures in millions unless otherwise stated

United States Dollars 2006	2007		South African Rand 2007	2006
		27. ADDITIONAL CASH FLOW INFORMATION continued		
		(c) Acquisition of Bolivar Gold Corporation Inc.		
		On 28 February 2006, Gold Fields acquired 100.0% of the voting interest in Bolivar Gold Corp.(Bolivar). However, the only substantial component of its underlying net asset value is its 95.0% ownership in Promotora Minera de Guayana (PMG). Therefore, in bringing to account the assets and liabilities of Bolivar consequent upon its acquisition, minority shareholders' interests of 5.0% have been recognised. Bolivar owns the Choco 10 open pit gold mine in the the El Callao gold district of Bolivar state, Venezuela. The acquired business contributed revenues of R108.0 million and profit of R20.4 million from 28 February 2006 to 30 June 2006.		
		Details of the net assets acquired are as follows:		
		Purchase consideration		
315.9	–	– cash paid	–	1,958.9
4.6	–	– direct costs relating to the acquisition	–	28.7
8.1	–	– exchange gain on funds held for acquisition of Bolivar	–	52.5
328.6	–	Total purchase consideration	–	2,040.1
(328.6)	–	Fair value of the net assets acquired	–	(2,040.1)
–	–		–	–
		The fair value of the assets and liabilities acquired are:		
632.9	–	Property, plant and equipment	–	3,896.4
5.3	–	Inventory	–	32.3
9.0	–	Trade and other receivables	–	55.2
5.9	–	Cash and cash equivalents	–	36.7
(9.1)	–	Trade and other payables	–	(56.6)
(188.6)	–	Deferred taxation	–	(1,160.8)
(74.2)	–	Inter-company financing	–	(456.9)
(3.6)	–	Long-term provisions	–	(21.8)
(30.1)	–	Asset revaluation and other reserves	–	(168.2)
347.5	–	Net assets	–	2,156.3
(18.9)	–	Minority shareholders' interest (5.0%)	–	(116.2)
328.6	–	**Fair value of the net assets acquired**	–	2,040.1
328.6	–	Total purchase consideration	–	2,040.1
(8.1)	–	Exchange gain on funds held for acquisition of Bolivar	–	(52.5)
(11.9)	–	Purchase of shares in prior years	–	(88.1)
72.4	–	Inter-company financing	–	442.3
381.0	–	Purchase consideration settled in cash	–	2,341.8
(5.9)	–	Cash and cash equivalents in subsidiary acquired	–	(36.7)
375.1	–	**Cash outflow on acquisition**	–	2,305.1
		The R2,305.1 million net cash paid is included in the purchase of subsidiaries on the cash flow statement.		



Figures in millions unless otherwise stated

| United States Dollars | | | South African Rand | |
2006	2007		2007	2006
		27. ADDITIONAL CASH FLOW INFORMATION continued		
		(d) Acquisition of Sociedad Minera La Cima SA		
		On 11 January 2006, the Group acquired 92% of the voting interest (80.7% of the economic interest) in Sociedad Minera La Cima SA, which owns the Cerro Corona Project and other mineral properties in the Cajamarca district in Northern Peru. The acquisition is a project and therefore did not contribute revenue or profit to the Group.		
		Details of the net assets acquired are as follows:		
		Purchase consideration		
40.5	–	– cash paid	–	245.1
–	–	– direct costs relating to the acquisition	–	–
40.5	–	Total purchase consideration	–	245.1
40.5	–	Fair value of the net assets acquired	–	245.1
–	–		–	–
		The fair value of the assets and liabilities acquired are:		
47.7	–	Property, plant and equipment	–	288.4
0.2	–	Trade and other receivables	–	0.9
(2.5)	–	Trade and other payables	–	(15.4)
(1.5)	–	Cash and cash equivalents	–	(9.1)
43.9	–	Net assets	–	264.8
(3.4)	–	Minority shareholders' interest (19.3%)	–	(19.7)
40.5	–	**Fair value of the net assets acquired**	–	245.1
40.5	–	Purchase consideration settled in cash	–	245.1
1.5	–	Cash and cash equivalents in subsidiary acquired	–	9.1
42.0	–	**Cash outflow on acquisition**	–	254.2
		The R254.2 million net cash paid is included in the purchase of subsidiaries on the cash flow statement.		

28. RETIREMENT BENEFITS

All employees are members of various defined contribution retirement schemes.

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R403.9 million (2006: R327.0 million).

Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2006	**2007**			**2007**	2006
		29.	COMMITMENTS		
			Capital expenditure		
665.2	**2,075.4**		– authorised	**14,839.4**	4,942.5
254.3	**207.0**		– contracted for	**1,479.8**	1,889.5
			Operating leases		
0.7	**1.1**		– within one year	**7.7**	5.5
1.9	**2.0**		– later than one and not later than five years	**14.3**	14.2
–	**0.2**		– later than five years	**1.7**	–
33.7	**43.0**		Guarantees and other commitments	**307.6**	250.7

Included in guarantees is an amount of R236.0 million in favour of the Public Investment Commissioner (PIC) for a loan advanced by the PIC to Mvelaphanda Resources Limited. GFL Mining Services Limited will receive a fee equal to 3.5% of the rolled up value of the loan in terms of the agreement. The pro-rata fee earned to date is included under other income.

Commitments will be funded from internal sources and to the extent necessary from borrowings.

30. CONTINGENT LIABILITIES
No material claims have been filed against the Group.

World Gold Council
Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including ongoing costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member's production relative to the total production of all members. To date, no claims have been made on Gold Fields.

31. LINES OF CREDIT
The Group has unutilised lines of credit of R3.0 billion at 30 June 2007.

32. EVENTS AFTER THE BALANCE SHEET DATE
On 31 July 2007, Gold Fields declared a dividend of 95 cents per share.

33. RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Concentration of credit risk
The Group's financial instruments do not represent a concentration of credit risk as the Group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the Group's Executive Committee. Facilities requiring margin payments are not engaged.



33. RISK MANAGEMENT ACTIVITIES continued

Foreign currency and commodity price risk

In the normal course of business the Group enters into transactions for the sale of its gold, denominated in US dollars. In addition, the Group has assets and liabilities in a number of different currencies (primarily US Dollars, Venezuelan Bolivars and Australian dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian Dollar/United States Dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian Dollar. In line with this decision US$500.0 million of United States dollar/Australian dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.

On 7 January 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of US$275.0 million was at an average spot rate of 0.7670 US$/AU$. Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/AU$, to take advantage of the weakened Australian dollar against the US dollar at that time.

In order to participate in any further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/United States dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match the dates of the original structure.The average strike price of these options is 0.7670 US$/AU$. All of these instruments were realised within 2007 (2006: US$75.0 million).

In so far as South African Rand/United States Dollar exposures are concerned, the Group does not have a general policy of hedging these exposures, but will from time to time establish positions on an opportunistic basis. In line with this policy, forward cover of US$30.0 million (2006: US$30.0 million) was purchased to cover any US dollar commitments payable from South Africa. This forward cover was closed out on 20 March 2007.

In addition to the abovementioned forward cover the Group hedged two of the Group US dollar liabilities during the year. The one was to cover the settlement of US$600 million of a total US$1.2 billion loan facility in February 2007. Forward cover of US$550.8 million was purchased at an average forward rate of R7.3279/US$ to hedge a foreign currency loan.

Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The Asian style call options expired on 30 June 2007. A premium of US$2.5 million was incurred on these options and losses of US$2.5 million (R18 million) were recognised. In 2005 Gold Fields Ghana entered into a similar contract for 51.6 million litres of diesel which was closed out in May 2006. A premium of US$1.7 million was incurred on these options and gains of US$1.4 million (R18 million) were realised.

The Group's general policy with regard to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis (refer Accounting Policies).As a result of the acquisition of Western Areas, Gold Fields inherited the gold derivative structure held by Western Areas which was a combination of put and call options extending up to 2014. The derivative structure was closed out on 24 January 2007 at a net cost of US$528 million.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group's normal and contingency funding requirements.

34. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm's-length transaction between willing parties. The estimated values of the Group's financial instruments are:

	30 June 2007 R million		30 June 2006 R million	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and cash equivalents	2,334.0	2,334.0	1,617.5	1,617.5
Current portion of financial instruments	–	–	225.9	225.9
Accounts receivable	2,100.6	2,100.6	1,087.3	1,087.3
Environmental trust fund	627.7	627.7	484.0	484.0
Investments	2,236.2	2,236.2	2,464.7	2,464.7
Financial liabilities				
Accounts payable	3,464.4	3,464.4	2,293.7	2,293.7
Current portion of long-term liabilities	355.4	355.4	321.7	321.7
Long-term liabilities	6,533.7	6,537.9	2,021.6	2,044.9

	30 June 2007 US$ million		30 June 2006 US$ million	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and cash equivalents	326.4	326.4	217.7	217.7
Current portion of financial instruments	–	–	30.4	30.4
Accounts receivable	293.8	293.8	146.3	146.3
Environmental trust fund	87.8	87.8	65.1	65.1
Investments	312.7	312.7	331.7	331.7
Financial liabilities				
Accounts payable	484.6	484.6	308.6	308.6
Current portion of long-term liabilities	49.7	49.7	43.3	43.3
Long-term liabilities	913.8	914.4	272.1	275.2

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Accounts receivable, accounts payable and cash and cash equivalents
The carrying amounts approximate fair values due to the short maturity of these instruments.

Investments, environmental trust fund and long- and short-term liabilities
The fair value of publicly traded instruments is based on quoted market values. The environmental trust fund is stated at fair value based on the nature of the fund's investments. Refer to note 20, for a discussion on the fair value of long- and short-term liabilities.

Financial instruments
A discussion on the fair value of currency financial instruments continues in note 34.


34. FAIR VALUE OF FINANCIAL INSTRUMENTS continued

Currency financial instruments

Currency financial instruments that existed during the year or that remain at year-end are described in the schedule below.

Western Areas Limited Gold Derivative Structure

On 21 May 2007 the JP Morgan bridge loan facility was repaid, through refinancing with Barclays Bank and ABN AMRO bank as follows: US$500 million at 5.6561 per cent per annum and US$51 million at 5.6061 per cent per annum. The first interest payment date on the new facility is 6 August 2007.

Diesel hedge

On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre (US$676.20 per metric ton). This structure expired on 30 June 2007.

Subsequent to year-end, Gold Fields Ghana Holdings (BVI) Limited purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1 July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre.

US dollars/Rand forward purchases

As a result of the draw down under the bridge loan facility to settle the close-out of the gold derivative structure, US dollars/Rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7.3279. This cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the US$550.8 million forward cover have been accounted for under (loss)/gain on foreign exchange along with gains and losses on the underlying loan that has been hedged.

| | Year ended 30 June | |
US dollar/Rand	2008	Total
Forward exchange contracts		
Amount (US dollars) (000's)	550,800	550,800
Average forward rate (R/US$)	7.3279	7.3279

The marked to market value of the US$550.8 million forward cover is negative by R77 million (US$10.8 million) at 30 June 2007.

Mvela transaction – Right of Exchange

In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million respectively. The marked to market value of the cap and floor issued by Gold Fields is a negative R21.0 million (US$2.9 million) as at 30 June 2007.

Based on current market conditions and exchange methodology, the number of shares that would be issued is 47.0 million at 30 June 2007.

35. RELATED PARTY TRANSACTIONS

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

35. RELATED PARTY TRANSACTIONS continued

Mvelaphanda transaction

On 8 March 2004, shareholders of both Gold Fields Limited (Gold Fields) and Mvelaphanda Resources Limited (Mvela Resources) voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which Mvelaphanda Gold (Pty) Limited (Mvela Gold), a wholly-owned subsidiary of Mvela Resources, will acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on 15 March 2004.

In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million respectively.

Following completion of the private placement Mvela Gold advanced a loan of R4,139 million (the GFI-SA Loan) to GFI Mining South Africa (Pty) Limited (GFI-SA), a wholly owned subsidiary of Gold Fields, on 17 March 2004. This loan was financed by way of commercial bank debt of approximately R1,349 million, mezzanine finance of R1,100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately R1,690 million raised by the Mvela Resources private placement, (which includes R100 million of equity in Mvelaphanda Resources Limited subscribed for by Gold Fields as part of the above private placement). At the end of five years, the GFI-SA loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.

The proceeds of the GFI-SA Loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFI-SA to Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets.

Gold Fields believes that this transaction satisfies the 15 per cent Historically Disadvantaged South African ownership requirements of the scorecard attached to the Broad Based Socio-Economic Mining Scorecard for the South African mining industry and looks forward, following implementation of this landmark BEE transaction, to working with Mvela Resources to satisfy the other requirements of the scorecard.

In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold appointed two nominees out of a maximum of seven to the GFI-SA board, and has appointed two members to each of GFI-SA's Operations Committee and Transformation Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.

New Africa Mining Fund

John G Hopwood, a director of Gold Fields Limited, is a Trustee of New Africa Mining Fund and is the Chairman of the New Africa Mining Fund Investment Committee. Gold Fields has been instrumental in the formation of the New Africa Mining Fund and is a significant investor in the fund. The fund has as its objectives the promotion of black economic empowerment and the transformation of the South African mining industry by facilitating junior mining projects.

As at 30 June 2007 Gold Fields Limited has contributed net R20.7 million and has provided a commitment to fund R50.0 million.

Mvelaphanda Resources Limited

Tokyo MG Sexwale a non-executive director of Gold Fields is an Executive Director on the Board of Mvelaphanda Resources Limited, or Mvela Resources. On 10 July 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to Gold Fields options to subscribe for shares in Mvela Resources at a 10% premium to the five day weighted average trading price on the JSE Securities Exchange South Africa.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

35. RELATED PARTY TRANSACTIONS continued

Mvelaphanda Resources Limited (continued)

Mvela Resources initially issued Gold Fields options to subscribe for shares with a value of R10.0 million. Thereafter, each year Mvela Resources will issue to Gold Fields options to subscribe for shares with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. To date Gold Fields has been issued with 4,047,858 options.

During 2007 Gold Fields exercised 1,375,584 of the options and converted them to 1,375,584 shares for an additional payment of R23.3 million.

The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on 21 August 2002. In addition Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.

On 21 August 2007 the agreement expired in accordance with its terms.

Rand Refinery Limited

GFL Mining Services Limited has an agreement with Rand Refinery Limited (Rand Refinery), in which Gold Fields holds a 34.9% (2006: 33.1%) interest, providing for the refining of substantially all of Gold Fields' South African gold production by Rand Refinery. The increase in the shareholding is due to the South Deep acquisition during the financial year. On 21 November 2000, GFL Mining Services Limited (GFLMS) entered into an agreement with Rand Refinery in terms of which GFLMS acts as agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields' South African gold production. On 1 June 2004, GFLMS has exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields' South African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have an agreement with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Nicholas J Holland, who is the Chief Financial Officer and a director of Gold Fields, has been a director of Rand Refinery since 12 July 2000. As a director of GFL Mining Services Limited, which is a wholly owned subsidiary of Gold Fields, Mr Holland has declared his interest in the contract between Rand Refinery and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFL Mining Services Limited, Gold Fields Ghana Limited or Abosso Goldfields Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFL Mining Services Limited.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years indebted to Gold Fields.

Compensation to key management (Executive Committee)

Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2006	2007			2007	2006
4.9	**4.7**	Salaries and other short-term employee benefits		**33.7**	31.4
1.3	**1.2**	Share-based payments		**8.6**	8.5
6.2	**5.9**			**42.3**	39.9

36. SEGMENT REPORTING

The segment information is shown under the financial summary in the segment report on pages 243 and 244.

COMPANY INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

	Note	South African Rand 2007	Restated 2006
Share-based payments		**(89.9)**	(67.6)
Amortisation of financial guarantees		**41.3**	33.9
Foreign exchange loss on revaluation of financial guarantees		**(2.5)**	–
Other income/(expenses)		**1.9**	(62.3)
Loss before taxation		**(49.2)**	(96.0)
Taxation	1	**3.1**	(11.5)
Loss for the year		**(46.1)**	(107.5)

The accompanying notes form an integral part of these financial statements.



COMPANY BALANCE SHEET

AT 30 JUNE 2007

Figures in millions unless otherwise stated

	Notes	South African Rand 2007	Restated 2006
ASSETS			
Non-current asset			
Investments	3	**27,177.8**	9,623.5
Current asset			
Trade and other receivables		**19.1**	12.5
Total assets		**27,196.9**	9,636.0
EQUITY AND LIABILITIES			
Share capital		**326.1**	247.4
Share premium		**28,138.1**	9,739.9
Reserves		**247.4**	157.7
Accumulated loss		**(1,794.1)**	(617.0)
Shareholders' equity per statement		**26,917.5**	9,528.0
Current liabilities		**279.4**	108.0
Trade and other payables		**1.0**	0.3
Financial guarantees	4	**266.5**	92.5
Taxation		**11.9**	15.2
Total equity and liabilities		**27,196.9**	9,636.0

The accompanying notes form an integral part of these financial statements.

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

	Number of ordinary shares issued	Ordinary share capital	Share premium	Fair value adjustment reserve	Share-based payment reserve	Accu-mulated (loss)/ retained earnings	Total share-holders' equity
SOUTH AFRICAN RAND							
Balance at 30 June 2005	492,294,226	246.1	9,623.2	0.2	89.7	(158.1)	9,801.1
Effect of adopting IAS 39 IFRS 4 (Amendment)	–	–	–	–	–	43.1	43.1
Balance at 30 June 2005 – restated	492,294,226	246.1	9,623.2	0.2	89.7	(115.0)	9,844.2
Net loss	–	–	–	–	–	(107.5)	(107.5)
Share-based payments	–	–	–	–	67.6	–	67.6
Dividends	–	–	–	–	–	(394.5)	(394.5)
Shares repurchased and cancelled	(1,000,000)	(0.5)	(74.4)	–	–	–	(74.9)
Exercise of employee share options	3,530,497	1.8	191.1	–	–	–	192.9
Mark-to-market gain on listed investment	–	–	–	0.2	–	–	0.2
Balance at 30 June 2006 – Restated	494,824,723	247.4	9,739.9	0.4	157.3	(617.0)	9,528.0
Net loss	–	–	–	–	–	(46.1)	(46.1)
Share-based payments	–	–	–	–	89.9	–	89.9
Dividends	–	–	–	–	–	(1,131.0)	(1,131.0)
Shares issued in connection with capital raising	90,850,000	45.5	10,231.7	–	–	–	10,277.2
Shares issued in connection with the acquisition of subsidiaries	65,098,754	32.5	8,297.1	–	–	–	8,329.6
Transaction costs relating to issue of shares	–	–	(207.4)	–	–	–	(207.4)
Exercise of employee share options	1,384,589	0.7	76.8	–	–	–	77.5
Mark-to-market gain on listed investment	–	–	–	(0.2)	–	–	(0.2)
Balance at 30 June 2007	**652,158,066**	**326.1**	**28,138.1**	**0.2**	**247.2**	**(1,794.1)**	**26,917.5**

The accompanying notes form an integral part of these financial statements.



COMPANY CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

	Notes	South African Rand	
		2007	Restated 2006
Cash flows from operating activities		**(1,135.2)**	(473.6)
Cash generated by/(utilised in) operations	5	**1.9**	(62.3)
Change in working capital	6	**(5.9)**	(15.4)
Cash utilised in operating activities		**(4.0)**	(77.7)
Tax paid	7	**(0.2)**	(1.4)
Net cash utilised in operations		**(4.2)**	(79.1)
Dividends paid	8	**(1,131.0)**	(394.5)
Cash flows from investing activities		**(10,094.0)**	–
Purchase of investments		**(10,094.0)**	–
Cash flows from financing activities		**11,229.2**	473.6
Repayment of long-term loan by subsidiary		**1,082.1**	355.6
Shares repurchased and cancelled		**–**	(74.9)
Proceeds from issue of shares		**10,147.1**	192.9
Net cash		**–**	–
Cash and cash equivalents at beginning of the year		**–**	–
Cash and cash equivalents at end of the year		**–**	–

The accompanying notes form an integral part of these financial statements.

NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS

Figures in millions unless otherwise stated

	South African Rand	
		Restated
	2007	2006
1. TAXATION		
South African current taxation		
– company tax	**3.1**	(11.5)
Total tax	**3.1**	(11.5)
2. DIVIDENDS		
2006 final dividend of 110 cents per share (2005: 40 cents)		
declared on 2 August 2006	**545.4**	196.8
2007 interim dividend of 90 cents per share (2006: 40 cents)		
declared on 24 January 2007	**585.6**	197.7
A final dividend in respect of F2007 of 95 cents per share was approved by the board of directors on 31 July 2007. This dividend payable is not reflected in these financial statements.		
Total dividends	**1,131.0**	394.5
3. INVESTMENTS		
Listed		
Cost	**0.3**	0.3
Net unrealised gain on revaluation	**0.2**	0.4
Carrying value	**0.5**	0.7
Market value	**0.5**	0.7
Unlisted		
Carrying value	**18,746.2**	8,439.2
Total listed and unlisted investments	**18,746.7**	8,439.9
Loans	**8,431.1**	1,183.6
Total investments	**27,177.8**	9,623.5
Details of major investments are given on pages 241 and 242.		

4. FINANCIAL GUARANTEES

During F2007, the company adopted IAS 39 and IFRS 4 (Amendment) Financial Guarantee Contracts. The adoption of the amendment is retrospective and the prior year results for the company have been restated to present the effect of the adoption of the amendment.

The effect of the change is described below	2006	2005 and prior years
Amortisation of financial guarantees	33.9	43.1
Increase in profit for the year	33.9	43.1
Increase in investments	169.5	169.5
Increase in financial guarantees	92.5	126.4



NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2007

Figures in millions unless otherwise stated

		South African Rand 2007	Restated 2006
4.	**FINANCIAL GUARANTEES** continued		
	Gold Fields Limited and certain of its subsidiaries have guaranteed all payments and other obligations of GFI Mining South Africa (Pty) Limited, Gold Fields La Cima, Orogen Holdings (BVI) Limited and Gold Fields Operations Limited (formerly known as Western Areas Limited) related to the Mvela Loan, the Project Finance facility and the Split term credit facility.		
	Value of unamortised portion of financial guarantees	**266.5**	92.5
	Total financial guarantees	**266.5**	92.5
5.	**CASH GENERATED BY/(UTILISED IN) OPERATIONS**		
	Loss for the year	**(46.1)**	(107.5)
	Taxation	**(3.1)**	11.5
	Loss before non-cash items	**(49.2)**	(96.0)
	Non-cash items:		
	Share-based payments	**89.9**	67.6
	Amortisation of financial guarantees	**(41.3)**	(33.9)
	Foreign exchange loss on revaluation of financial guarantees	**2.5**	–
	Total cash generated by/(utilised in) operations	**1.9**	(62.3)
6.	**CHANGE IN WORKING CAPITAL**		
	Trade and other receivables	**(6.6)**	(10.9)
	Trade and other payables	**0.7**	(4.5)
	Total change in working capital	**(5.9)**	(15.4)
7.	**TAX PAID**		
	Amount owing at beginning of the year	**(15.2)**	(5.1)
	SA current taxation	**3.1**	(11.5)
	Amount owing at end of the year	**11.9**	15.2
	Total tax paid	**(0.2)**	(1.4)
8.	**DIVIDENDS PAID**		
	Dividends per statement of shareholders' equity	**1,131.0**	394.5
	Total dividends paid	**1,131.0**	394.5

MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT

	Notes	Shares held 2007	Shares held 2006	Group beneficial interest 2007 %	Group beneficial interest 2006 %	Book value in holding company Shares 2007 Rm	Book value in holding company Shares 2006 Rm	Book value in holding company Loans 2007 Rm	Book value in holding company Loans 2006 Rm
UNLISTED									
Abosso Goldfields Limited									
– Class "A" shares	3	38,394,000	38,394,000	71.1	71.1	–	–	–	–
– Class "B" shares	3	4,266,000	4,266,000	71.1	71.1	–	–	–	–
Agnew Gold Mining Company (Pty) Limited	5	54,924,757	54,924,757	100.0	100.0	–	–	–	
Beatrix Mines Limited	1	96,549,020	96,549,020	100.0	100.0	206.8	206.8	–	-
Beatrix Mining Ventures Limited	1	9,625,001	9,625,001	100.0	100.0	120.4	120.4	(136.8)	(136.8)
GFI Joint Venture Holdings (Pty) Limited (formerly Barrick Gold South Africa (Pty) Limited)	1	311,668,564	–	100.0	–	–	–	–	–
Driefontein Consolidated (Pty) Limited	1	1,000	1,000	100.0	100.0	–	–	(13.1)	(13.1)
GFL Mining Services Limited	1	235,676,387	235,676,386	100.0	100.0	17,425.9	7,331.7	9,191.2	1,943.7
Gold Fields Holdings Company (BVI) Limited	2	4,042	4,028	100.0	100.0	–	–	–	–
Gold Fields Ghana Limited	3	711	711	71.1	71.1	–	–	–	–
GFI Mining South Africa (Pty) Limited	1	850	850	100.0	100.0	8.0	8.0	–	–
Kloof Gold Mining Company Limited	1	138,600,000	138,600,000	100.0	100.0	602.8	602.8	(610.2)	(610.2)
Orogen Holdings (BVI) Limited	4	191	178	100.0	100.0	–	–	–	–
Promotara Minera Guyana S.A.	6	1,006,700	1,006,700	95.0	95.0	–	–	–	–
Gold Fields La Cima	7	18,596,000	18,596,000	80.6	80.6	–	–	–	–
Minera Gold Fields S.A.	7	3,750	3,750	100.0	100.0	–	–	–	–
St Ives Gold Mining Company (Pty) Limited	5	281,051,329	281,051,329	100.0	100.0	–	–	–	–
Gold Fields Operations Limited (formerly Western Areas Limited)	1	161,753,619	26,164,098	100.0	16.9	–	–	–	–
Total						**18,363.9**	8,269.7	**8,431.1**	1,183.6



MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT continued

	Shares held		Group beneficial interest	
	2007	2006	**2007** **%**	2006 %
OTHER INVESTMENTS				
Listed				
Aflease Gold Limited	**12,500,000**	12,500,000	**2.5**	2.8
Anglo Australian Resources Limited – shares	**7,500,000**	32,500,000	**1.5**	6.6
– options	**–**	7,500,000	**n/a**	n/a
Avoca Resources Limited	**–**	19,849,861	**n/a**	13.6
CMQ Resources Inc.				
– shares	**10,710,000**	5,000,000	**16.4**	9.7
– warrants	**2,855,000**	–	**n/a**	n/a
Conquest Mining Limited	**25,895,897**	–	**11.0**	n/a
Comaplex Minerals Corporation	**–**	7,628,571	**n/a**	19.8
Committee Bay Resources Limited	**8,133,333**	8,333,333	**8.5**	15.2
Emed Mining Public Limited	**12,737,042**	–	**10.1**	n/a
Gold Quest Mining Corporation				
– shares	**5,362,500**	4,162,500	**10.9**	9.5
– options	**–**	1,200,000	**n/a**	n/a
Lero Gold	**5,466,840**	–	**9.1**	n/a
Medoro Resources				
– shares	**3,963,187**	1,813,187	**8.0**	5.5
– options	**1,075,000**	–	**n/a**	n/a
Mvelaphanda Resources Limited – shares	**5,725,584**	4,350,000	**2.7**	2.6
– options	**2,672,274**	4,047,858	**n/a**	n/a
Radius Gold Inc.	**3,625,124**	3,625,124	**6.8**	6.8
Sargold Resources Corporation	**5,833,333**	–	**9.2**	n/a
Sino Gold Limited				
– shares	**31,658,185**	21,208,020	**17.5**	13.9
– options	**1,350,000**	1,350,000	**n/a**	n/a
TLC Ventures Corporation	**–**	3,341,600	**n/a**	8.5
Troy Resources NL	**3,010,000**	–	**5.2**	n/a

Notes

1 – Incorporated in the Republic of South Africa

2 – Incorporated in Guernsey

3 – Incorporated in Ghana

4 – Incorporated in the British Virgin Islands

5 – Incorporated in Australia

6 – Incorporated in Venezuela

7 – Incorporated in Peru

The interest of Gold Fields Limited in the aggregate amount of the after-taxation profits of its subsidiaries is R2,437.3 million (2006 restated: R1,685.5 million).

Note: Only major investments are listed individually.

SEGMENT REPORT

Financial summary – Rand million

	South Africa			South Deep#	Ghana		Venezuela	Australia St Ives/ Agnew	Corporate and other	Group conso-lidation
	Driefontein	Kloof	Beatrix		Tarkwa	Damang	Choco 10			
INCOME STATEMENT for the year ended 30 June 2007										
Revenue	4,666.7	4,226.6	2,483.5	777.2	3,202.9	860.3	259.3	3,216.6	0.0	19,693.1
Operating costs	2,671.5	2,536.1	1,550.7	719.8	1,792.1	633.3	288.6	2,001.1	0.0	12,193.2
Gold inventory change	0.0	0.0	0.0	13.2	(122.6)	9.9	(35.5)	(110.8)	(0.0)	(245.8)
Operating profit	1,995.2	1,690.5	932.8	44.2	1,533.4	217.1	6.2	1,326.3	(0.0)	7,745.7
Amortisation and depreciation	483.7	544.9	300.6	142.3	292.2	35.0	38.9	1,026.3	137.7	3,001.6
Net operating profit	1,511.5	1,145.6	632.2	(98.1)	1,241.2	182.1	(32.7)	300.0	(137.7)	4,744.1
Other income/(expenditure)	(3.6)	(26.6)	(33.0)	22.7	(3.6)	0.3	15.4	164.7	(674.2)	(537.9)
Current taxation	341.8	91.9	0.5	0.0	267.6	32.5	11.9	146.2	(8.6)	883.8
Deferred taxation	161.8	236.8	227.9	(30.2)¹	128.1	34.8	7.6	19.9	(98.3)	688.4
Profit/(loss) for the year	1,004.3	790.3	370.8	(45.2)	841.9	115.1	(36.8)	298.6	(705.0)	2,634.0
Profit attributable to:										
– Ordinary shareholders	1,004.3	790.3	370.8	(44.3)	598.6	81.8	(35.0)	298.6	(702.6)	2,362.5
– Minority shareholders	0.0	0.0	0.0	(0.9)	243.3	33.3	(1.8)	0.0	(2.4)	271.5
BALANCE SHEET as at 30 June 2007										
Total assets	6,110.0	4,985.2	2,207.4	5,489.7	3,742.6	734.8	792.8	5,840.8	25,511.6	55,414.9
Total liabilities (excluding deferred taxation)	1,566.2	1,378.9	647.0	283.5	476.1	145.7	206.5	818.1	6,806.9	12,328.9
Deferred taxation	1,432.7	1,390.7	271.6	0.0	711.1	88.2	(13.1)	458.8	1,639.6	5,979.6
Capital expenditure	815.0	775.8	592.8	283.4	775.6	227.9	165.0	751.5	1,708.8	6,095.8

Note 1: Indicative as tax is provided in the holding company.
The above is a geographical analysis presented by location of assets.
#South Deep was acquired effective from 1 December 2006.

	South Africa			Ghana		Venezuela	Australia St Ives/ Agnew	Corporate and other	Group conso-lidation
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	Choco 10#			
INCOME STATEMENT for the year ended 30 June 2006									
Revenue	3,839.5	3,067.2	2,002.6	2,386.9	787.8	108.0	2,412.7	0.0	14,604.7
Operating costs	2,419.8	2,280.6	1,404.8	1,354.7	496.4	56.0	1,512.4	(0.0)	9,524.7
Gold inventory change	0.0	0.0	0.0	(32.9)	17.7	(2.5)	(41.1)	0.0	(58.8)
Operating profit	1,419.7	786.6	597.8	1,065.1	273.7	54.5	941.4	0.0	5,138.8
Amortisation and depreciation	451.2	464.9	249.3	240.3	25.1	13.2	525.0	105.6	2,074.6
Net operating profit	968.5	321.7	348.5	824.8	248.6	41.3	416.4	(105.6)	3,064.2
Other income/(expenditure)	(43.1)	(22.9)	(41.8)	4.7	5.9	(0.9)	9.7	(180.3)	(268.7)
Current taxation	201.5	0.0	0.2	166.4	53.1	19.4	59.8	77.9	578.3
Deferred taxation	78.9	88.9	121.2	36.9	27.2	0.0	114.5	(22.0)	445.6
Profit/(loss) for the year	645.0	209.9	185.3	626.2	174.2	21.0	251.8	(341.8)	1,771.6
Profit attributable to:									
– Ordinary shareholders	645.0	209.9	185.3	445.2	123.9	19.9	251.8	(336.9)	1,544.1
– Minority shareholders	0.0	0.0	0.0	181.0	50.3	1.1	0.0	(4.9)	227.5
BALANCE SHEET as at 30 June 2006									
Total assets	3,910.5	3,130.0	1,388.8	2,881.5	627.8	827.8	4,721.3	14,147.5	31,635.2
Total liabilities (excluding deferred taxation)	1,287.0	1,132.8	596.9	394.6	133.0	165.9	572.9	1,799.3	6,082.4
Deferred taxation	1,270.9	1,154.0	43.6	606.8	55.8	0.0	392.6	2,027.6	5,551.3
Capital expenditure	543.3	482.7	447.3	299.7	163.8	33.3	454.2	217.3	2,641.6

The above is a geographical analysis presented by location of assets.
#Choco 10 was acquired effective from 1 March 2006.
This segment has been restated in line with the change in accounting policy i.e. Ore Reserve Development costs are capitalised and amortised.



SEGMENT REPORT continued

Financial summary – US dollar million

	South Africa			South Deep#	Ghana		Venezuela Choco 10	Australia St Ives/ Agnew	Corporate and other	Group conso-lidation
	Driefontein	Kloof	Beatrix		Tarkwa	Damang				
INCOME STATEMENT **for the year ended** **30 June 2007**										
Revenue	**648.2**	**587.0**	**344.9**	**107.9**	**444.8**	**119.5**	**36.0**	**446.8**	**(0.0)**	**2,735.2**
Operating costs	**371.0**	**352.2**	**215.4**	**100.0**	**248.9**	**88.0**	**40.1**	**277.9**	**0.0**	**1,693.5**
Gold inventory change	**0.0**	**0.0**	**0.0**	**1.8**	**(17.0)**	**1.4**	**(4.9)**	**(15.4)**	**(0.0)**	**(34.1)**
Operating profit	**277.1**	**234.8**	**129.6**	**6.1**	**213.0**	**30.2**	**0.9**	**184.2**	**(0.0)**	**1,075.8**
Amortisation and depreciation	**67.2**	**75.7**	**41.8**	**19.8**	**40.6**	**4.9**	**5.4**	**142.5**	**19.1**	**416.9**
Net operating profit	**209.9**	**159.1**	**87.8**	**(13.6)**	**172.4**	**25.3**	**(4.5)**	**41.7**	**(19.1)**	**658.9**
Other income/(expenditure)	**(0.5)**	**(3.7)**	**(4.6)**	**3.2**	**(0.5)**	**0.0**	**2.1**	**22.9**	**(93.6)**	**(74.7)**
Current taxation	**47.5**	**12.8**	**0.1**	**0.0**	**37.2**	**4.5**	**1.7**	**20.3**	**(1.2)**	**122.8**
Deferred taxation	**22.5**	**32.9**	**31.7**	**(4.2)¹**	**17.8**	**4.8**	**1.1**	**2.8**	**(13.7)**	**95.6**
Profit/(loss) for the year	**139.5**	**109.8**	**51.5**	**(6.3)**	**116.9**	**16.0**	**(5.1)**	**41.5**	**(97.9)**	**365.8**
Profit attributable to:										
– Ordinary shareholders	**139.5**	**109.8**	**51.5**	**(6.2)**	**83.1**	**11.4**	**(4.9)**	**41.5**	**(97.6)**	**328.1**
– Minority shareholders	**0.0**	**0.0**	**0.0**	**(0.1)**	**33.8**	**4.6**	**(0.3)**	**0.0**	**(0.3)**	**37.7**
BALANCE SHEET **as at 30 June 2007**										
Total assets	**854.5**	**697.2**	**308.7**	**767.9**	**523.4**	**102.8**	**110.9**	**816.9**	**3,568.0**	**7,750.3**
Total liabilities (excluding deferred taxation)	**219.0**	**192.9**	**90.5**	**39.7**	**66.6**	**20.4**	**28.9**	**114.4**	**952.0**	**1,724.3**
Deferred taxation	**200.4**	**194.5**	**38.0**	**0.0**	**99.5**	**12.3**	**(1.8)**	**64.2**	**229.3**	**836.3**
Capital expenditure	**113.2**	**107.8**	**82.3**	**39.4**	**107.7**	**31.7**	**22.9**	**104.4**	**237.3**	**846.6**

Note 1: Indicative as tax is provided in the holding company. The above is a geographical analysis presented by location of assets.
#South Deep was acquired effective from 1 December 2006. US Dollar figures may not add as they are rounded independently.
Exchange rates applied: Rate at year end US$1 = R7.15 Average for the year US$1 = R7.20

	South Africa			Ghana		Venezuela Choco 10#	Australia St Ives/ Agnew	Corporate and other	Group conso-lidation
	Driefontein	Kloof	Beatrix	Tarkwa	Damang				
INCOME STATEMENT **for the year ended** **30 June 2006**									
Revenue	599.9	479.3	312.9	373.0	123.1	17.1	377.0	0.0	2,282.0
Operating costs	378.1	356.3	219.5	211.7	77.6	8.8	236.3	(0.0)	1,488.2
Gold inventory change	0.0	0.0	0.0	(5.1)	2.8	(0.4)	(6.4)	0.0	(9.2)
Operating profit	221.8	122.9	93.4	166.4	42.8	8.6	147.1	0.0	802.9
Amortisation and depreciation	70.5	72.6	39.0	37.5	3.9	2.1	82.0	16.5	324.2
Net operating profit	151.3	50.3	54.5	128.9	38.8	6.5	65.1	(16.5)	478.8
Other income/(expenditure)	(6.7)	(3.6)	(6.5)	0.7	0.9	(0.1)	1.5	(28.2)	(42.0)
Current taxation	31.5	0.0	0.0	26.0	8.3	3.1	9.3	12.2	90.4
Deferred taxation	12.3	13.9	18.9	5.8	4.3	0.0	17.9	(3.4)	69.6
Profit/(loss) for the year	100.8	32.8	29.0	97.8	27.2	3.3	39.3	(53.4)	276.9
Profit attributable to:									
– Ordinary shareholders	100.8	32.8	29.0	69.6	19.4	3.1	39.3	(52.6)	241.4
– Minority shareholders	0.0	0.0	0.0	28.3	7.9	0.2	0.0	(0.8)	35.5
BALANCE SHEET **as at 30 June 2006**									
Total assets	526.3	421.3	186.9	387.8	84.5	111.4	635.4	1,904.1	4,257.7
Total liabilities (excluding deferred taxation)	173.2	152.5	80.3	53.1	17.9	22.3	77.1	242.2	818.6
Deferred taxation	171.0	155.3	5.9	81.7	7.5	0.0	52.8	272.9	747.1
Capital expenditure	84.9	75.4	69.9	46.8	25.6	5.3	71.0	34.0	412.8

The above is a geographical analysis presented by location of assets. #Choco 10 was acquired effective from 1 March 2006.
US dollar figures may not add as they are rounded independently. Exchange rates applied: Rate at year end US$1 = R7.43
Average for the year US$1 = R6.40 except Choco 10 which averaged US$1 = R6.33 from the effective date of 1 March 2006.
This segment has been restated in line with the change in accounting policy i.e. Ore Reserve Development costs are capitalised and amortised.

SHAREHOLDERS' INFORMATION

ANALYSIS OF SHAREHOLDERS' INFORMATION AT 30 JUNE 2007

Shareholder spread	Number of shareholders	%	Number of shares	%
1 – 1,000 shares	16,089	81.14	3,781,262	0.58
1,001 – 10,000 shares	2,860	14.42	8,519,234	1.31
10,001 – 100,000 shares	597	3.01	20,341,768	3.12
100,001 – 1,000,000 shares	231	1.16	65,799,751	10.09
1,000,001 shares and over	52	0.26	553,716,051	84.91
	19,829	**100.00**	**652,158,066**	**100.00**

Distribution of shareholders	Number of shareholders	%	Number of Shares	%
Banks	296	1.49	470,231,267	72.10
Close Corporations	250	1.26	420,033	0.06
Endowment Funds	36	0.18	424,845	0.07
Individuals	15,644	78.89	10,191,359	1.56
Insurance Companies	68	0.34	34,819,596	5.34
Investment Companies	69	0.35	3,615,963	0.55
Medical Aid Schemes	14	0.07	276,079	0.04
Mutual Funds	338	1.70	34,848,233	5.34
Nominees and Trusts	2,034	10.26	5,019,880	0.77
Other Corporations	202	1.02	4,351,709	0.67
Pension Funds	329	1.66	63,444,015	9.73
Private Companies	492	2.48	21,414,402	3.28
Public Companies	55	0.28	2,966,552	0.45
Share Trusts	2	0.01	134,133	0.02
	19,829	**100.00**	**652,158,066**	**100.00**

Public/non-public shareholders	Number of shareholdings	%	Number of Shares	%
Non – Public Shareholders	6	0.02	224,002	0.03
Directors and Associates of the Company	4	0.01	89,869	0.02
Share Trusts	2	0.01	134,133	0.02
Public Shareholders	19,817	99.98	651,949,104	99.97
	19,829	**100.00**	**652,158,066**	**100.00**

Beneficial shareholders holding of 3% or more	Number of Shares	%
Capital Group	62,692,573	9.61
Bank of New York Unrestricted Depository Receipts	55,894,720	8.57
BlackRock Investment Management (UK) Ltd	43,970,570	6.59
Old Mutual Group	41,321,120	6.34
Public Investment Corporation	36,259,324	5.56
Fidelity Group	27,308,572	4.19

Foreign Custodian shareholders holding of 3% or more	Number of Shares	%
Bank of New York Unrestricted Depositary Receipts	189,422,602	29.03
Bank of New York (Custodian)	77,702,150	11.91
JPMorgan Chase (Custodian)	75,386,412	11.55
State Street Bank & Trust Co (Custodian)	28,245,701	4.33



OPERATING AND FINANCIAL INFORMATION BY MINE continued

South African operations

Driefontein

| Year to 30 June | Tons milled | Yield[1] g/ton | Gold produced | | Cash cost US$/oz | Net earnings | |
			Kilogram	000' ounces		SA Rand Mil.	US$ Mil.
1952-1994	151,090,000	17.7	2,669,887	85,839	n/a	n/a	n/a
1995	5,310,000	10.5	55,777	1,793	192	n/a	n/a
1996	5,023,000	9.5	47,842	1,538	235	n/a	n/a
1997	5,093,000	9.0	46,071	1,481	241	441.9	98.0
1998	5,167,000	9.3	47,927	1,541	236	881.8	180.5
1999	5,466,000	8.5	46,487	1,495	199	15.2	2.5
2000	5,608,000	7.8	43,497	1,398	213	229.5	36.2
1952-2000	182,757,000	16.2	2,957,488	95,085	n/a	n/a	n/a
2001	6,551,000	6.4	42,031	1,351	184	413.0	54.3
2002	6,587,000	6.3	41,263	1,327	158	877.5	87.2
2003	6,370,000	6.0	38,516	1,238	202	725.4	80.0
2004	6,438,000	5.5	35,494	1,141	311	436.7	63.3
1952-2004	208,703,000	14.9	3,114,792	100,143	n/a	n/a	n/a
2005	6,694,000	5.4	36,162	1,163	292	332.1	53.5
2006	6,867,000	5.2	35,755	1,150	315	645.0	100.8
2007	6,652,000	4.8	31,618	1,017	348	1,004.3	139.5
Total	**228,916,000**	**14.1**	**3,218,327**	**103,472**			

Includes West Driefontein from 1952 and East Driefontein from 1972.
[1]Combined surface and underground yield.

Kloof

| Year to 30 June | Tons milled | Yield[1] g/ton | Gold produced | | Cash cost US$/oz | Net earnings | |
			Kilogram	000' ounces		SA Rand Mil.	US$ Mil.
1939-1994	191,923,900	9.1	1,755,857	56,452	n/a	n/a	n/a
1995	5,077,000	9.2	46,673	1,501	260	n/a	n/a
1996	4,834,000	8.5	40,970	1,317	302	n/a	n/a
1997	4,721,000	8.1	38,187	1,228	308	99.2	21.9
1998	5,180,000	7.7	39,967	1,285	283	(365.4)	(75.0)
1999	4,190,000	10.5	43,965	1,414	205	490.6	81.1
2000	3,936,000	11.0	43,394	1,395	214	199.7	31.5
1939-2000	219,861,900	9.1	2,009,013	64,591	n/a	n/a	n/a
2001	3,932,000	9.6	37,658	1,211	207	222.5[2]	29.2[2]
2002	4,657,000	7.4	34,236	1,101	179	601.5	59.8
2003	4,838,000	7.3	35,464	1,140	215	600.7	66.2
2004	4,983,000	6.5	32,273	1,038	341	5.8	0.8
1939-2004	238,271,900	9.0	2,148,644	69,080	n/a	n/a	n/a
2005	4,655,000	6.9	32,258	1,037	330	(39.2)	(6.3)
2006	3,666,000	7.8	28,429	914	374	209.9	32.8
2007	3,829,000	7.5	28,705	923	366	790.3	109.8
Total	**250,421,900**	**8.9**	**2,238,036**	**71,955**			

Includes Venterspost from 1939, Libanon from 1949, Kloof from 1968 and Leeudoorn from 1991.
[1]Combined surface and underground yield.
[2]Includes impairment write-down of R73 million (US$9.6 m).

Beatrix Mine (includes Oryx as from F2000)

Year to 30 June	Tons milled	Yield[1] g/ton	Gold produced Kilogram	Gold produced 000' ounces	Cash cost US$/oz	Net earnings SA Rand Mil.	Net earnings US$ Mil.
1985-1994	19,241,000	6.1	116,895	3,758	n/a	n/a	n/a
1995	2,219,000	6.2	13,781	443	199	n/a	n/a
1996	2,351,000	6.4	15,032	483	208	156.0	41.0
1997	2,492,000	6.1	15,257	491	207	208.9	46.2
1998	2,600,000	5.8	15,104	486	212	163.9	33.5
1999	2,658,000	5.5	14,578	469	195	217.7	36.0
2000	3,466,000	6.1	21,034	676	221	366.6	57.8
1985-2000	35,027,000	6.0	211,681	6,806	n/a	n/a	n/a
2001	3,671,000	5.5	20,126	647	207	(1,432.5)[2]	(188.2)[2]
2002	4,115,000	4.9	20,367	655	173	697.7	69.4
2003	4,722,000	4.3	20,488	659	229	257.4	28.4
2004	5,448,000	3.6	19,437	625	356	(353.8)[3]	(51.3)[3]
1985-2004	52,983,000	5.5	292,099	9,391	n/a	n/a	n/a
2005	4,181,000	4.6	19,418	624	352	(93.8)[4]	(15.1)[4]
2006	3,551,000	5.2	18,541	596	354	185.3	29.0
2007	3,590,000	4.7	16,903	543	377	370.8	51.5
Total	**64,305,000**	**5.4**	**346,961**	**11,155**			

Beatrix and Oryx became one tax entity as from Financial 2000
[1]Combined surface and underground yield
[2]Includes impairment write-down of R1,558 million ($205 million)
[3]Includes impairment write-down of R426 million ($62 million)
[4]Includes impairment write-down of R60 million (US$10 million)

Oryx Mine (changed name to 4 shaft, known as West section from F2005)

Year to 30 June	Tons milled	Yield[1] g/ton	Gold produced Kilogram	Gold produced 000' ounces	Cash cost US$/oz	Net earnings SA Rand Mil.	Net earnings US$ Mil.
1985-1994	2,995,000	1.5	4,421	142	n/a	n/a	n/a
1995	105,000	2.0	212	7	n/a	n/a	n/a
1996	4,000	2.3	9	0	n/a	0.9	0.2
1997	573,000	3.2	1,808	58	n/a	36.2	8.0
1998	908,000	5.4	4,934	159	n/a	34.5	7.1
1999	1,071,000	6.3	6,798	219	n/a	(839.6)	(138.8)
1985-1999	5,656,000	3.2	18,182	585	n/a	(768.0)	(123.5)

[1]Included in Beatrix from F2000.

South Deep

Year to 30 June	Tons milled	Yield[1] g/ton	Gold produced Kilogram	Gold produced 000' ounces	Cash cost US$/oz	Net earnings SA Rand Mil.	Net earnings US$ Mil.
2006[2]	1,104,000	4.6	5,076	163	595	(46.8)	(6.5)

[1]Combined surface and underground yield
[2]For the 7 months ended 30 June, since acquisition

OPERATING AND FINANCIAL INFORMATION BY MINE continued

International operations

Ghana Division

Tarkwa Mine

Year to 30 June	Tons milled	Yield[1] g/ton	Gold produced		Cash cost US$/oz	Net earnings (before minorities	
			Kilogram	000' ounces		SA Rand Mil.	US$ Mil.
1994	200,257	6.5	1,294	42	n/a	5.4	1.6
1995	208,252	6.1	1,276	41	326	3.6	1.0
1996	260,698	5.9	1,529	49	311	6.5	1.7
1997	243,352	6.5	1,570	50	320	3.2	0.7
1998	235,000	7.3	1,718	55	286	2.5	0.5
1999	5,024,000	1.3	6,414	206	233	(9.8)	(1.6)
2000	8,017,000	1.1	9,195	296	196	(37.6)	(5.9)
1994-2000	14,188,559	1.6	22,996	739	n/a	n/a	n/a
2001	11,667,000	1.2	13,680	440	155	232.0	30.5
2002	14,914,000	1.1	16,920	544	171	338.2	33.6
2003	15,210,000	1.1	16,792	540	194	313.6	34.6
2004	16,000,000	1.1	17,107	550	230	299.2	43.4
1994-2004	71,979,559	1.2	87,495	2,813	n/a	1,183.0	142.0
2005	19,633,000	1.1	21,051	677	234	427.5	68.8
2006	21,487,000	1.0	22,060	709	292	626.2	97.8
2007	22,639,000	1.0	21,684	697	333	841.9	116.9
Total	**135,738,559**	**1.1**	**152,290**	**4,896**			

[1]Surface operation from F1999

Damang Mine

Year to 30 June	Tons milled	Yield[1] g/ton	Gold produced		Cash cost US$/oz	Net earnings (before minorities	
			Kilogram	000' ounces		SA Rand Mil.	US$ Mil.
2002[2]	1,951,000	2.3	4,397	141	200	90.4	8.3
2003	4,877,000	1.9	9,305	299	243	129.1	14.2
2004	5,236,000	1.8	9,589	308	222	239.6	34.7
2002[2]-2004	12,064,000	1.9	23,291	749	226	459.1	57.3
2005	5,215,000	1.5	7,703	248	282	116.7	18.8
2006	5,328,000	1.4	7,312	235	341	174.2	27.2
2007	5,269,000	1.1	5,843	188	473	115.1	16.0
Total	27,876,000	1.6	44,149	1,419			

[1]Combined surface and underground yield

[2]F2002 – For the 5 months ended 30 June, since acquisition

Australia Division

St Ives Mine

Year to 30 June	Tons treated	Yield[1] g/ton	Gold produced Kilogram	000' ounces	Cash cost US$/oz	Cash cost A$/oz
2002[2]	3,398,000	3.1	10,602	341	160	302
2003	5,486,000	2.9	15,966	513	188	323
2004	6,744,000	2.5	16,877	543	297	416
2002[2]-2004	15,628,000	2.8	43,445	1,397	224	354
2005	6,332,000	2.6	16,393	527	336	447
2006	6,690,000	2.3	15,440	496	339	453
2007	6,759,000	2.2	15,146	487	424	540
Total	35,409,000	2.6	90,424	2,907		

[1]Combined surface and underground yield

[2]F2002 – or the 7 months ended 30 June, since acquisition

Agnew Mine

Year to 30 June	Tons treated	Yield[1] g/ton	Gold produced Kilogram	000' ounces	Cash cost US$/oz	Cash cost A$/oz
2002[2]	682,000	3.8	2,569	83	232	434
2003	1,268,000	3.5	4,466	144	255	437
2004	1,179,000	5.3	6,267	201	226	317
2002[2]-2004	3,129,000	4.3	13,302	428	237	380
2005	1,170,000	5.6	6,609	212	233	310
2006	1,323,000	5.2	6,916	222	266	355
2007	1,323,000	5.0	6,605	212	295	377
Total	6,945,000	4.8	33,432	1,074		

[1]Combined surface and underground yield

[2]For the 7 months ended 30 June, since acquisition

St Ives/Agnew

Year to 30 June	Net earnings SA rand mill	US$ Mil	A$ Mil
2002[1]	556.6	50.2	94.7
2003	567.3	62.5	107.2
2004	304.5	44.1	61.9
2002[1]-2004	1,428.4	156.9	263.8
2005	151.1	24.3	32.4
2006	251.8	39.3	52.6
2007	298.6	41.5	52.8

[1]F2002 – For the 7 months ended 30 June, since acquisition



OPERATING AND FINANCIAL INFORMATION BY MINE continued

Choco 10 Mine

Year to 30 June	Tons treated	Yield[1] g/ton	Gold produced Kilogram	000' ounces	Cash cost US$/oz	Net earnings (before minorities SA Rand Mil.	US$ Mil.
2006[2]	454,000	1.7	787	25	294	21.0	3.3
2007	1,001,000	1.7	1,699	55	523	(36.8)	(5.1)
Total	**1,455,000**	**1.7**	**2,486**	**80**			

[1]Combined surface and underground yield

[2]For the 4 months ended 30 June, since acquisition

GLOBAL REPORTING INITIATIVE

GRI Reference	Global Compact principle		Page
1.1		**Vision and strategy** Statement of the organisation's vision & strategy regarding its contributions to sustainable development	22-23, 92-93
1.2		Statement from the CEO describing key elements in the report	23-24
2.1		**Profile** Name of reporting organisation	Cover
2.2		Major products and/or services including brands	2, 7
2.3		Operational structure of the organisation	IFC, 1
2.4		Description of major divisions operating companies, subsidiaries & joint ventures	1-2
2.5		Countries in which the organisation's operations are located	1-2
2.6		Nature of ownership	250
2.8		Scale of reporting organisation	1, 2, 136-137
2.10		**Report scope** Contact person for the report, not including e-mail & web addresses	96
2.11		Reporting period	IFC
2.13		Boundaries of the report	IFC
2.14		Significant changes in size, structure, ownership or products/services that have occurred since the last report	15-23, 183-185
2.15		Basis for reporting on joint ventures, etc or any other situations which can significantly affect comparability from period to period	IFC
2.17		**Report profile** Decisions not to apply GRI principles or protocols in the report	92-93
2.19		Significant changes from previous years in the measurement methods applied to key economic environmental & social information	92-93, 115
2.22		Means by which report users can obtain additional information and reports about economic, environmental and social aspects of the organisation's activities, including facility information (if available)	3, 98
3.1		**Governance structure & management systems** Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation	144-152
3.2		% of the board that are independent, non-executive directors	144
3.3		Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks & opportunities	145
3.4		Board level processes for overseeing the organisation's identification & management of economic, environmental and social risks and opportunities	140-141, 148-149
3.5		Linkage between executive compensation and achievement of organisation's financial and non-financial goals	22, 134-135, 148
3.6		Organisation structure and key individuals responsible for oversight implementation and audit of economic, environmental, social and related policies	148-149



GOLD FIELDS

GLOBAL REPORTING INITIATIVE continued

GRI Reference	Global Compact principle		Page
3.10		**Shareholder engagement** Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group	92-94
3.11		Type of information generated by stakeholder consultations	94, 95, 97
3.12		Use of information resulting from stakeholder engagements	94, 95, 97
3.13		Overarching policies and management systems	
3.14	**4, 5, 7**	Externally developed, voluntary economic, environmental and social characters, sets of principles, or other initiatives to which the organisation subscribes	92-94, 104, 119, 121-124, 130
3.15		Principal memberships in industry and business associations and/or national/international advocacy organisations	92-94, 121-122
3.16		Policies and/or systems for managing impacts including supply chain management and product and service stewardship	92-94, 115-117, 123-125
3.19	**8**	Programmes and procedures pertaining to economic, environmental and social performance (priority & target setting; major programmes to improve performance; internal communication & training; performance monitoring; internal & external auditing: and senior management review)	116-118
3.20	**8**	Status of certification pertaining to economic, environmental and social management systems)	94, 115
EC 1		**Economic** Net sales	137
EC 2		Geographic breakdown of markets	137
EC 3		Cost of all goods, materials and services purchased	136, 137
EC 5		Total payroll & benefits (including wages, pension, other benefits & redundancy payments) broken down by country or region	136, 137
EC 6		Distributions to providers of capital broken down by interest on debt & borrowings & dividends on all classes of shares, with any arrears of preferred dividends to be disclosed	137
EC 7		Increase/decrease in retained earnings at end of period	202-205
EC 8		Total sum of taxes of all types paid broken down by country	137
EC 10		Donations to community, civil society & other groups broken down in terms of cash and in-kind donations per type of group	127, 137
EC 13		The organisation's indirect economic impacts	137
EN 1	**8**	**Environmental** Total materials used other than water by type	116, 121, 124
EN 3	**8, 9**	Direct energy used segmented by primary source	119-121
EN 5	**8**	Total water use	118
EN 8	**8**	Greenhouse gas emissions	120-121
EN 9	**8**	Use & emissions of ozone depleting substances	120-121
EN 11	**8**	Total amount of waste by type	123
EN 14	**8**	Significant environmental impacts of principal products & services	115, 125

GRI Reference	Global Compact principle		Page
EN 16	8	Incidents of & fines for non-compliance	117, 126
EN 18	8	Energy consumption	119-121
EN 20	8	Water sources & related ecosystems affected by water use	97, 117-118
EN 27	8	Objectives, programmes & targets to protect & restore native ecosystems	121-122
EN 30	8	Other relevant indirect greenhouse gas emissions	120-121
EN 31	8	All production, transport, import or export of any waste deemed hazardous	122-123
EN 32	8	Water sources & related ecosystems/habitats significantly affected by discharges of water & run-off	97
LA1		**Social performance – labour practices and decent work** Breakdown of workforce where possible by region/country/status (employee/non-employee)	130-132, 137
LA2		Net employment creation & average turnover per region/country	130-133
LA 3	3	% of employees represented by independent TU organisation or other bona fide employee representatives or % of employees covered by collective bargaining agreements	130-131
LA5	3	Practices on recording & notification of occupational accidents & diseases & how they relate to ILO code on recording & notification of occupational accidents and diseases	130-131
LA 7		Standard injury, lost day & absentee rates and number of work-related fatalities (including sub-contracted workers)	103-108
LA 8		Description of policies or programmes on HIV/Aids	111-114
LA 10	6	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance & results	98-99, 131-132
LA 12		Employee benefits beyond those legally mandated	133-135
LA 16		Description to support the continued employability of employees & to manage career endings	133-135
LA 17		Specific policies & programmes skills management or for life-long learning	135
HR 3	1, 2	**Human Rights** Description of policies & procedures to evaluate & address human rights performance within the supply chain and contractors, including monitoring systems and results	101, 137-139
HR 4	1	Description of global policy procedures/programmes preventing all forms of discrimination in operations, including monitoring systems	98-100, 130-132
HR 12	1	Description of policies, guidelines and procedures to address the needs of indigenous people	94-96, 130
SO 1		**Society** Description of policies to manage impacts on communities & description of procedures to address this issue	94-96, 127-129
SO 2	10	Description of policy. Procedures & compliance mechanisms addressing bribery & corruption	150



NOTICE OF ANNUAL GENERAL MEETING

Gold Fields Limited (Registration number 1968/004880/06)
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE000018123

Notice is hereby given that the annual general meeting of shareholders of Gold Fields Limited will be held at 24 St Andrews Road, Parktown, Johannesburg, on Friday, 2 November 2007 at 09:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of JSE Limited and other stock exchanges on which the company's ordinary shares are listed.

Ordinary Resolution Number 1

Adoption of financial statements

"Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 30 June 2007, be received and adopted."

Ordinary Resolution Number 2

Re-election of director

"Resolved that Ms G Marcus who was appointed to the board on 14 February 2007 and who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company." A brief CV is set out on page 11 of the annual report.

Ordinary Resolution Number 3

Re-election of director

"Resolved that Mr K Ansah who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company." A brief CV is set out on page 11 of the annual report.

Ordinary Resolution Number 4

Re-election of director

"Resolved that Dr PJ Ryan who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company." A brief CV is set out on page 11 of the annual report.

Ordinary Resolution Number 5

Placement of shares under the control of the directors

"Resolved that, the entire authorised but unissued ordinary share capital of the company from time to time (after setting aside so many shares as may be required to be allotted and issued by the company in terms of any share plan or scheme for the benefit of employees and/or directors (whether executive or non-executive) be and is hereby placed under the control of the directors of the company until the next annual general meeting, on the basis that such directors be and are hereby authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended (Companies Act), to allot and issue all or part thereof in their discretion, subject to the provisions of the Companies Act and the Listings Requirements of JSE Limited."

Ordinary Resolution Number 6

Issuing equity securities for cash

"Resolved that, pursuant to the articles of association of the company, and subject to the passing of ordinary resolution number 5, the directors of the company be and are hereby authorised until the forthcoming annual general meeting of the company (whereupon this authority shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 (fifteen) months of the date of this meeting), to allot and issue equity securities for cash subject to the Listings Requirements of JSE Limited (JSE) and subject to the Companies Act, 61 of 1973, as amended on the following basis:

(a) the allotment and issue of equity securities for cash shall be made only to persons qualifying as public shareholders as defined in the Listings Requirements of JSE and not to related parties;

(b) equity securities which are the subject of issues for cash:

   i. in the aggregate in any one financial year may not exceed 10% of the company's relevant number of equity securities in issue of that class;

   ii. of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class, and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible;

   iii. as regards the number of securities which may be issued (the 10% number), shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities), at the date of such application, less any securities of the class issued, or to be issued in future arising from options/convertible securities issued, during the current financial year, plus any securities of that class to be issued pursuant to a rights issue which has been announced, is irrevocable and is fully underwritten or acquisition (which had final terms announced) may be included as though they were securities in issue at the date of application;

(c) the maximum discount at which equity securities may be issued is 10% (ten per cent) of the weighted average traded price on the JSE of such equity securities measured over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the company;

(d) after the company has issued equity securities for cash which represent, on a cumulative basis within a financial year, 5 per cent (five per cent) or more of the number of equity securities of that class in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company; and

(e) the equity securities which are the subject of the issue for cash are of a class already in issue or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue."

In terms of the Listings Requirements of the JSE, a 75% majority is required of votes cast in favour of such resolution by all equity securities holders present or represented by proxy at the general meeting convened to approve the above resolution regarding the waiver of pre-emptive rights.

Ordinary Resolution Number 7

Award of rights to non-executive directors under The Gold Fields Limited 2005 Non-executive Share Plan

"Resolved that:

(a)   the following non-executive directors are awarded rights to the following numbers of shares in terms of The Gold Fields Limited 2005 Non-executive Share Plan:

    i.   AJ Wright: 4,100;

    ii.   K Ansah: 2,700;

    iii.   A Grigorian: 2,700;

    iv.   JG Hopwood: 2,700;

    v.   G Marcus: 1,200;

    vi.   JM McMahon: 2,700;

    vii. DMJ Ncube: 2,700;

    viii. RL Pennant-Rea: 2,700;

    ix.   PJ Ryan: 2,700;

    x.   TMG Sexwale: 2,700; and

    xi.   CI von Christierson: 2,700.

(b)   so many unissued ordinary shares in the capital of the company as are necessary to allot and issue the shares in respect of which rights have been awarded to non-executive directors under this ordinary resolution number 7, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all and any of such shares, in accordance with the terms and conditions of The Gold Fields Limited 2005 Non-executive Share Plan, as same may be amended from time to time."

Explanatory Note on Resolution Number 7

The reasons for and effect of ordinary resolution number 7 is set out in the directors' report which forms part of the annual financial statements of the company, which accompany this notice of annual general meeting. This resolution relates to The Gold Fields Limited 2005 Non-executive Share Plan. Copies of The Gold Fields Limited 2005 Non-executive Share Plan will be available for inspection at the registered office of the company from 08:00 to 17:00 until the date of the annual general meeting.

Ordinary Resolution Number 8

Increase of directors' fees

"Resolved that, the following remuneration shall be payable to directors of the company with effect from 1 January 2008:

(i)   the ordinary board members' board fee (excluding the chairman of the board) be increased from R110 000 per annum to R120 000 per annum;

(ii)   the ordinary board members' attendance fee (excluding the chairman of the board) be increased from R8 125 per meeting to R8 800 per meeting;

(iii) the meeting attendance fees payable to directors for attending board committee meetings (excluding the chairman of the board) be increased from R4 875 per meeting to R5 300 per meeting;

(iv) the chairman's fee be increased from R1 000 000 to R1 050 000 per annum;

(v)   the annual retainer for each chairman of the Nominating and Governance Committee, the Safety, Health, Environment and Community Committee and the Compensation Committee (excluding the chairman of the board) be increased from R80 000 per annum to R87 000 per annum;

(vi) the annual retainer for the chairman of the Audit Committee (excluding the chairman of the board) be increased from R112 000 per annum to R122 000 per annum;

(vii)   the annual retainer for each of the ordinary board members (excluding the chairman of the board) of the Nominating and Governance Committee, the Safety, Health, Environment and Community Committee and the Compensation Committee be increased from R40 000 per annum to R43 500 per annum;

(viii) the annual retainer for each of the ordinary board members (excluding the chairman of the board) of the Audit Committee be increased from R56 000 per annum to R61 000 per annum; and

(ix)   the travel allowance payable to directors who travel internationally to attend meetings be increased from US$4 000 per international trip required to US$4 400 per international trip required.

Explanatory note on Resolution Number 8

This resolution is proposed in order to ensure the directors' remuneration remains competitive.

Ordinary Resolution Number 9

Placement of non-convertible redeemable preference shares under the control of the directors

"Resolved that, subject to the passing and registration of special resolutions numbers 1 and 2 the non-convertible redeemable preference shares in the authorised but unissued share capital of the company be and they are hereby placed under the control of the directors for allotment and issue at the discretion of the directors of the company, subject to all applicable legislation, the requirements of any recognised stock exchange on which the shares in the capital of the company may from time to time be listed and with such rights and privileges attached thereto as the directors may determine."

Special Resolution Number 1

Increase in authorised capital

"Resolved that the company's authorised share capital be and is increased from R500 000 000 divided into 1 000 000 000 ordinary par value shares of 50 cents each, to R500 000 010 divided into 1 000 000 000 ordinary par value shares of 50 cents each and 1 000 non-convertible redeemable preference par value shares of 1 cent each, by the creation of 1 000 non-convertible redeemable preference par value shares of 1 cent, having the rights and privileges set out in Article 37."

Reason for and effect of the Special Resolution Number 1

The reason for the passing of this special resolution is so as to create in the authorised share capital of the company 1 000 non-convertible redeemable preference shares having the rights, privileges and restrictions referred to in Article 37 of the Articles of Association of the company. The effect of the passing of this special resolution is that the authorised share capital of the company shall be increased by the creation of non-convertible redeemable preference share capital referred to therein.

Special Resolution Number 2

Amendment to Articles of Association of the Company

"Resolved that, subject to the passing and registration of special resolution number 1, the company, in terms of section 62(1) of the Act, amend its Articles of Association by the insertion of a new Article 37 after the existing Article 36 as follows:

37. Rights and privileges attaching to the non-convertible redeemable preference shares

The rights and privileges attaching to the non-convertible redeemable preference shares in the share capital of the Company shall be the following:

37.1   The non-convertible redeemable preference shares in the share capital of the Company shall be allotted and issued at such premium per non-convertible redeemable preference share as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.

37.2   The non-convertible redeemable preference shares shall confer the right to receive out of the profits of the Company available for distribution as determined by the Company from time to time or out of capital, subject to section 90 of the Act, such dividend as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares, such dividend to be calculated, authorised, declared and paid in such manner and on such dates as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.


37.3 In the event of a winding-up of the Company, the holders of the non-convertible redeemable preference shares shall be entitled to receive in full out of the assets of the Company and in priority to the ordinary shares in the share capital of the Company, such amount as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.

37.4 The non-convertible redeemable preference shares may confer further rights to participate in the profits or assets of the Company, as determined by the directors at the time of and in respect of each allotment of non-convertible redeemable preference shares.

37.5 Subject to the provisions of the Act, the non-convertible redeemable preference shares shall be liable to be redeemed on such basis as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.

37.6 The Company shall, subject to the provisions of the Act, be entitled to redeem the premium payable on redemption of the non-convertible redeemable preference shares out of its share premium account or any other permitted source on such basis as may be determined by the directors at the time of and in respect of each allotment of the non-convertible redeemable preference shares.

37.7 Unless otherwise determined by the directors at the time of each allotment of the non-convertible redeemable preference shares, a non-convertible redeemable preference share shall entitle the holder thereof to receive notice of and attend at any general meeting of the Company, but not to vote except –

37.7.1 during any period determined in accordance with 37.8, during which any dividend or any part of any dividend on such non-convertible redeemable preference shares or any redemption payment thereon remains in arrear and unpaid; or

37.7.2 in regard to any resolution proposed which directly affects any of the rights attached to such non-convertible redeemable preference shares or the interests of the holders thereof, including a resolution for the winding-up of the Company or for the reduction of its capital.

37.8 The period referred to in 37.7.1 shall be a period commencing on a date specified by the directors at the time of each allotment of the non-convertible redeemable preference shares, not being more than six months after the due date of the dividend of redemption payment in question, or, where no due date is specified, after the end of the financial year of the Company in respect of which such dividend accrues or such redemption payment became due.

37.9 Subject to the provisions of the Act and Article 37.7, holders of the non-convertible redeemable preference shares shall, upon a poll, be entitled to that proportion of the total votes in the Company which the aggregate of the par value of the non-convertible redeemable preference shares held by such holders bears to the aggregate of the par values of all shares entitled to vote at a general meeting of the Company. On a show of hands any non-convertible redeemable preference shareholder entitled to vote in terms of Article 37.7 shall be entitled to one vote.

37.10 A holder of any non-convertible redeemable preference share shall, when that holder is entitled to vote in respect of a resolution for which a shareholders' resolution is required in terms of the JSE Listings Requirements, have (on the basis of the provisions set out in Section 185(4)(b) of the Companies Act).

(a) the number of votes in respect of all non-convertible redeemable preference shares of a class held by that holder, which is calculated (based on the number of votes attributable to the relevant shares using their par value) pro rata to all the issued non-convertible redeemable preference shares, irrespective of class, of the company, which issued non-convertible redeemable preference shares are entitled to be voted at the relevant meeting:

(b) which number of votes shall be limited to that non-convertible redeemable preference shareholder's said pro rata portion of the number of votes equal to 25% less one vote, of the number of votes to which all shareholders (including the holders of non-convertible redeemable preference shares of whatever class) are entitled to cast (based on the number of votes attributable to the relevant shares using their par value) at the said meeting (with any cumulative fraction of a vote in respect of any shares held by a non-convertible redeemable preference shareholder rounded down to the nearest whole number).

37.11 Upon issue of the non-convertible redeemable preference shares the Company will make an announcement on SENS advising shareholders of the terms upon which the non-convertible redeemable preference shares were issued."

Reason for and effect of the Special Resolution Number 2

Non-convertible redeemable preference shares are after-tax funding instruments.

The reason for the passing of this special resolution is to provide the company with a mechanism to raise cost-effective capital equivalent to debt finance as part of a general capital management programme which, in the opinion of the directors, is deemed appropriate for the activities of the company.

The effect of the passing of this special resolution is that it will provide the company with a mechanism to achieve flexibility and access economical and efficient funding in order to finance the company's future working capital requirements, capital expenditure and for other corporate purposes without diluting the ordinary share capital of the company.

Special Resolution Number 3

Acquisition of company's own shares

"Resolved that, pursuant to the articles of association of the company, the company or any subsidiary of the company is hereby authorised by way of general approval, to from time to time acquire ordinary shares in the share capital of the company in accordance with the Companies Act, 61 of 1973 and the JSE Listings Requirements, provided that:

i.   the number of ordinary shares acquired in any one financial year shall not exceed 20 per cent of the ordinary shares in issue at the date on which this resolution is passed;

ii. this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;

iii. the repurchase must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party;

iv. the company only appoints one agent to effect any repurchase (s) on its behalf;

v.   the price paid per ordinary share may not be greater than 10 per cent above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which a purchase is made;

vi. the number of shares purchased by subsidiaries of the company shall not exceed 10 per cent in the aggregate of the number of issued shares in the company at the relevant times;

vii. the repurchase of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings Requirements;

viii. after a repurchase, the company will continue to comply with all the JSE Listings Requirements concerning shareholder spread requirements; and

ix. an announcement containing full details of such acquisitions of shares will be published as soon as the company and /or its subsidiaries have acquired shares constituting, on a cumulative basis 3 per cent of the number of shares in issue at the date of the general meeting at which this special resolution is considered and if approved, passed, and for each 3 per cent in aggregate of the initial number acquired thereafter."

Explanatory Note on Special Resolution Number 3

The reason for and effect of this special resolution is to allow the company and/or its subsidiaries by way of a general authority to acquire its own issued shares, thereby reducing the total number of ordinary shares of the company in issue. At the present time, the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. Any decision by the directors, after considering the effect of a repurchase of up to 20 per cent of the company's issued ordinary shares, to use the general authority to repurchase shares of the company or Group will be with regard to the prevailing market conditions and other factors and provided that, after such acquisition, the directors are of the opinion that:



i.   the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;

ii. recognised and measured in accordance with the accounting policies used in the latest audited annual Group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;

iii. the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice; and

iv. the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.

The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any purchase of the company's shares on the open market.

The JSE Listings Requirements require, in terms of section 11.26, the following disclosure requirements, which appear in the annual report of which this notice will be a part:

• Directors and management – refer to pages 10 to 13 of the annual report

• Major beneficial shareholders – refer to page 245 of the annual financial report

• Directors' interests in ordinary shares – refer to page 179 of the annual financial report

• Share capital of the company – refer to page 175 of the annual financial report

The directors of the company are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Group's financial position.

The directors jointly and severally accept full responsibility for the accuracy of information pertaining to the special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the resolution contains all information required by the JSE Listings Requirements.

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries between the date of signature of the audit report and the date of this notice.

A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. Proxy forms must reach the registered office, or the London secretaries, or the Johannesburg or London transfer office of the company at least 24 hours before the time of the meeting.

By order of the directors

C Farrel
Corporate Secretary

Johannesburg
6 September 2007

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary

Cain Farrel
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices

Johannesburg
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Telephone: (+27)(11) 644 2400
Facsimile: (+27)(11) 644 0626

London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone: (+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depositary Receipts

Transfer Agent
Bank of New York
Shareholder Relations
PO Box 11258
New York, NY20286 – 1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000028123

Investor Relations

Head of Investor Relations
Nerina Bodasing
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
Willie Jacobsz
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

Transfer Secretaries

South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Telephone: +27 (11) 370 5000
Facsimile: +27 (11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20 8658 3430

Website
http://www.goldfields.co.za
http://www.gold-fields.com



GLOSSARY OF TERMS

ABET

Adult Basic Education and Training

AS/NZ 4801

Australian occupational health and safety management standards

Backfill

Material generally sourced from mine residues and utilised for the filling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity

BEE

Black Economic Empowerment. Black Economic Empowerment seeks to ensure that black persons within South Africa gain a significant degree of control in the economy through the possession of equity stakes and the holding of management positions within an institution

Box hole

A short raise or opening drive above a drift for the purpose of drawing ore from a stope, or to permit access

Blasthole

A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock

Breast mining

A mining method whereby the direction of mining is in the direction of strike

Bulk mining

Any large-scale, mechanised method of mining involving many thousands of tons of ore being brought to surface each day

BVQI

Bureau Veritas Qualite International is a leading global and independent certification body that audits and certifies whether company systems meet the requirements of ISO standards

Carbon-in-Leach

The recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. The process is typically employed where there is a naturally occurring gold adsorbent in the ore

Carbon-in-Pulp

The recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

Capital expenditure

Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure

Cash costs

Namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, bullion transport and refining charges

Channel

Water course, also in this sense sedimentary material course

Collective Bargaining Agreement

Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the company

Co-morbidity

Medical term for diseases that commonly co-exist to increase the risk of morbidity

Comminution

The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing

Concentrate

A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

Conglomerate

Sedimentary rock comprising eroded, rounded particles

Crosscut

A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy

Cut-off-grade

The grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration

Decline

A surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downward

Depletion

An accounting device, recognising the consumption of an ore deposit, a mine's principal asset

Development

Underground work carried out for the purpose of opening up a mineral deposit, includes shaft sinking, cross-cutting, drifting and raising

Diamond drill

A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections

Dilution

Waste which is unavoidably mined with ore

Dip

Angle of inclination of a geological feature/rock from the horizontal

Drill-hole

Method of sampling rock that has not been exposed

Dyke

Thin, tabular, vertical or near vertical body of igneous rock formed by the injection of magma into planar zones of weakness

Elution

The chemical process of desorbing gold from activated carbon

Face

The end of a drift, cross-cut or stope at which work is taking place

Facies

A rock unit defined by its composition, internal geometry and formation environment

Fatality rate

Number of deaths per million man-hours worked

Fault

The surface of a fracture along which movement has occurred

Feasibility study

A comprehensive study undertaken to determine the economic feasibility of a project; the conclusion will determine if a production decision can be made and is used for financing arrangements

Filtration

Process of separating usually valuable solid material from a liquid

Flotation

The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

Footwall

The underlying side of an orebody or stope

Gold equivalent

Gold plus silver or another metal expressed in equivalent ounces of gold using a conversion ratio dependent on prevailing gold and silver prices

Grade

The measure of concentration of gold within mineralised rock

Hanging wall

The overlying side of an orebody or slope

Haulage

A horizontal underground excavation which is used to transport mined ore

Head grade

The average grade of ore fed to a mill/plant

Hedging

Taking a buy or sell position in futures market. Opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change

Hydrothermal

Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or features

ICVCT

Informed Consented Voluntary Counselling and Testing

Indicated Mineral Resource

That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed

Inferred Mineral Resource

That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability

ISO 14000

International standards for organisations to implement sound environmental management systems

LDIFR

Lost Day Injury Frequency Rate. Number of lost day injuries expressed in million man hours worked

Lock-up gold

Gold locked as a temporary inventory within a processing plant, or sections thereof, typically milling circuits

Measured Mineral Resource

That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based

on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. The locations are spaced closely enough to confirm geological and grade continuity

Milling

A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product

Mine Health and Safety Act (MHSA)

The South African Mine Health and Safety Act, No 29 of 1996

Mineral Resource

A concentration (or occurrence) of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into Inferred, Indicated and Measured categories

Mineral Reserve

The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve

Mineralised

Rock in which minerals have been introduced to the point of a potential ore deposit

Minerals Act

The South African Minerals Act, No 50 of 1999

Normal fault

Fault in which the hanging wall moves downward relative to the footwall

Nugget effect

A measure of the randomness of the grade distribution within a mineralised zone

NUM

National Union of Mine Workers

OHSAS

Management system standards, developed in order to facilitate the integration of quality and occupational health and safety management systems by organisations

Payshoot

Linear to sub-linear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade

Pillar

Rock left behind to help support the excavations in an underground mine

Probable Mineral Reserve

The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

Project capital

Capital expenditure which is associated with specific projects of a non-routine nature

Proved Mineral Reserve

The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility

studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

Reef

Gold bearing sedimentary horizon in the Witwatersrand Basin

SADC

Southern African Development Community

SAMREC Code

South African Code for reporting of Mineral Resources and Mineral Reserves

Seismic

Earthquake or earth vibration including those artificially induced

Sequential Grid Mining

Mining method incorporating dip pillars and mined on a grid system

Shaft

An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste

Shear

A deformation resulting from stresses that cause contiguous parts of a body to slide relative to each other in a direction parallel to their plane of contact

SLFR

Shifts lost frequency rate. Number of accidents where 14 days or more off work is lost and expressed in million man-hours worked

Stope

The working area from which ore is extracted in an underground mine

Stripping

The process of removing overburden or waste rock to expose ore



GLOSSARY OF TERMS continued

Stripping ratio

The ratio of the amount of waste rock removed per ton of ore mined

Stratigraphy

The science of rock strata

Strike

Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

Sub-vertical shaft

An opening cut below the surface downwards from an established surface shaft

Surface sources

Ore sources, usually dumps, tailings dams and stockpiles, located at the surface

Tertiary shaft

An opening cut below the surface downwards from an established sub-vertical shaft

The Base Case

The Base Case as established as part of the Financial Models

TEBA

The Employment Bureau of Africa

Trade Union

An association of employees: whose principal purpose is to regulate relations between employees and the company, which has been registered; whose officials have been elected to represent the interests of employees within the workplace; and which is recognised for collective bargaining by the company

Total cash costs

All total cash costs are based on public quoted nominal production costs, include retrenchment costs, rehabilitation costs, corporate costs, by-product credits for silver, sundry revenues and exclude amortisation costs and inventory changes

Vamping

A mining method used to recover higher grade ore left in mined stopes

Abbreviations and units

ABET	Adult Basic Education and Training
ADS	American Depository Shares
AIDS	Acquired Immune Deficiency Syndrome
ARC	Assessment & Rehabilitation Centres
ART	Antiretroviral therapy
CBO	Community based organisation
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
CIS	Carbon-in solution
DCF	Discounted Cash Flow
ETF	Exchange traded fund
GFHS	Gold Fields Health Service
GRI	Global Reporting Initiative
HBC	Home Based Care
HDSA	Historically disadvantaged South Africans
HIV	Human Immunodeficiency Virus
LoM plan	Life-of-Mine plan
LTIFR	Lost Time Injury Frequency Rate, quoted in million man-hours
NGO	Non-governmental organisation
NUM	National Union of Mineworkers
NYSE	New York Stock Exchange
MCF	Mine Call Factor
OHC	Occupational Health Centre
OT	Occupational Therapy
PHC	Primary Health Clinic
PPI	Purchase Price Index
SAMREC	South African code for Reporting of Mineral Resources and Mineral Reserves
SEC	United States Securities Exchange Commission
STI	Sexually Transmitted Infection
TB	Tuberculosis
TEC	Total Employees Costed
UASA	United Association of South Africa (a labour organisation)
VCT	Voluntary Counselling & Testing (for HIV)

cm	centimetre
g	grams
g/t	grams per metric ton – gold concentration
Ha	a hectare
kg	a kilogram
km	a kilometre
koz	a thousand ounces
kt	a thousand metric tons
ktpa	a thousand metric tons per annum
ktpm	a thousand tons per month
m²	a square metre
Moz	a million ounces
oz	a fine troy ounce equalling 31.10348 grams
t	a metric ton
US$	United States dollar
US$m	million United States dollar
US$/oz	United States dollar per ounce
R	South African rand
R/kg	South African rand per kilogram
Rm	million South African rand
R/t	South African rand per metric ton

Designed by ◎ motiv

Printed by iNCE



GOLD FIELDS

PROXY FORM

Gold Fields Limited (Registration No 1968/004880/06)
Share Code: GFI
Issuer Code: GOGOF
ISIN: ZAE000018123

I/we (Name in block letters)

---

of (Address in block letters)

---

being a shareholder(s) of Gold Fields Limited

---

hereby appoint   of

---

or, failing him/her   of

---

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and, on a poll vote on my/our behalf at the annual general meeting of shareholders of Gold Fields Limited to be held on Friday, 2 November 2007 at 09:00, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

	For	Against	Abstain
Ordinary resolution number 1 Adoption of financial statements			
Ordinary resolution number 2 Re-election of Ms G Marcus as a director			
Ordinary resolution number 3 Re-election of Mr K Ansah as a director			
Ordinary resolution number 4 Re-election of Dr PJ Ryan as a director			
Ordinary resolution number 5 Placement of shares under the control of the directors			
Ordinary resolution number 6 Issuing equity securities for cash			
Ordinary resolution number 7 Award of rights to non-executive directors under The Gold Fields Limited 2005 Non-executive Share Plan			
Ordinary resolution number 8 Increase of directors' fees			
Ordinary resolution number 9 Placement of non-convertible redeemable preference shares under the control of the directors			
Special resolution number 1 Increase in authorised capital			
Special resolution number 2 Amendment to Articles of Association of the Company			
Special resolution number 3 Acquisition of company's own shares			

A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Please indicate with an "X" in the appropriate spaces above how you wish your votes to be cast.

If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

Signed at   on   2007

Name in block letters

Signature

Assisted by me (where applicable)

This proxy form is not for use by holder of American Depositary Receipts issued by the Bank of New York



NOTES TO FORM OF PROXY

1. A form of proxy is only to be completed by those shareholders:
   – holding shares in certified form; or
   – recorded on sub-register electronic form in "own name".

2. All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant (CSDP) or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

3. A signatory/ies to the Proxy Form may insert the name of a proxy or the name of an alternative proxy in the blank spaces provided with or without deleting "the chairman of the meeting", but any such deletion must be initialled by the signatory/ies. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person at the meeting whose name appears first on the list of names above, shall be the validly appointed proxy for the shareholder at the meeting.

4. A shareholder's instructions to the proxy must be indicated in the appropriate blocks provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy or to cast all those votes in the same way, but the total of that shareholder's votes cast and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the meeting as such proxy deems fit in respect of all that shareholder's votes exercisable at that meeting.

5. Any alteration or correction made to this Proxy Form must be initialled by the signatory/ies.

6. Documentary evidence establishing the authority of a person signing this Proxy Form in a responsible capacity must be attached to this Proxy Form unless previously recorded by the company.

7. When there are joint holders of shares, any one holder may sign the Proxy Form.

8. Where applicable spouses consent must be obtained.

9. The completion and lodging of this Proxy Form will not preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

10. Completed Proxy Forms should be returned to the registered offices in Johannesburg or in London or one of the transfer offices of the company at either of the addresses given below by no later than 09:00 local time (in the country concerned) on Wednesday, 31 October 2007.

Transfer offices

South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370-5000
Fax: (+27)(11) 370-5271

United Kingdom

Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: +44 20 8639 2000
Fax: +44 20 8658 3430





GOLD FIELDS

24 St Andrews Road
Parktown 2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
South Africa

www.goldfields.co.za

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 September 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs